As filed with the U.S. Securities and Exchange Commission on January 19, 2021.
Registration No. 333-251765

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4 to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)
Not Applicable
(Translation of Registrant’s Name into English)

The Netherlands (State or other jurisdiction of incorporation or organization)	5961 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)
Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(800) 221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
Christopher M. Bartoli Roger W. Bivans Baker & McKenzie LLP 300 E Randolph St Chicago, Illinois 60601 (312) 861-8000	Christoph Wolf Baker & McKenzie Partnerschaft von Rechtsanwälten und Steuerberatern mbB Bethmannstrasse 50-54 60311 Frankfurt am Main Germany + 49 69 2 99 08 245	Marc D. Jaffe Adam J. Gelardi Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Oliver Seiler Latham & Watkins LLP Reuterweg 20, 60323 Frankfurt am Main Germany +49 69 6062 6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company. ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered(1)	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(4)
Ordinary shares, nominal value €0.000015 per share	17,994,117	$26.00	$467,847,042	$35,337

(1)
American depositary shares (“ADSs”) issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6. Each ADS represents one ordinary share.

(2)
Includes the aggregate offering price of additional ordinary shares, represented by ADSs, that the underwriters have the option to purchase.

(3)
Estimated solely for purpose of calculating the amount of registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.

(4)
Previously paid. Pursuant to Rule 457(a), no additional fee is payable as a result of the increase in the proposed maximum offering price per share reflected herein.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS (Subject to Completion)
Dated January 19, 2021
MYT Netherlands Parent B.V.
15,647,059 American Depositary Shares
Representing 15,647,059 ordinary shares

This is the initial public offering of MYT Netherlands Parent B.V. We are offering 13,647,059 American Depositary Shares (the “ADSs”) and MYT Holding LLC (“MYT Holding” or the “Selling Shareholder”) is offering 2,000,000 ADSs in this offering, with each ADS representing one ordinary share. We will not receive any proceeds from the sale of ADSs by the Selling Shareholder. Prior to this offering, there has been no public market for our ordinary shares or the ADSs. It is currently estimated that the initial public offering price per ADS will be between $24.00 and $26.00 per ADS.

We have applied to have the ADSs listed on the New York Stock Exchange (“NYSE”) under the symbol “MYTE.”
After giving effect to the sale of ADSs in this offering, our parent company will hold approximately 79.5% of the voting power of our outstanding shares following this offering (76.9% if the underwriters exercise their option to purchase additional ordinary shares, represented by ADSs, from us and the Selling Shareholder in full).

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 23.

We are both an “emerging growth company” and a “foreign private issuer” under applicable U.S. Securities and Exchange Commission rules and will be eligible for reduced public company disclosure requirements. See “Prospectus Summary—Implications of Being an ‘Emerging Growth Company’ and a ‘Foreign Private Issuer’” for additional information.

Price $       per ADS

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before expenses, to us	Proceeds, before expenses, to the Selling Shareholder
Per ADS	$	$	$	$
Total	$	$	$	$

(1)
We refer you to “Underwriters” for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 15,647,059 ADSs, the underwriters have the option to purchase up to an additional 586,764 ADSs from us and an additional 1,760,294 ADSs from the Selling Shareholder each at the initial public offering price, less underwriting discounts and commissions.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the ADSs to purchasers against payment on           , 2021.

Morgan Stanley	J.P. Morgan
Credit Suisse	UBS Investment Bank
Jefferies	Cowen
Prospectus dated           , 2021

For investors outside the United States: neither we, the Selling Shareholder nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus outside the United States.
Neither we, the Selling Shareholder nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus, or in any free writing prospectus we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. Neither we, Selling Shareholder nor the underwriters are making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on the cover page of this prospectus.

i

ABOUT THIS PROSPECTUS
We have historically conducted our business through Mytheresa Group GmbH (formerly named: NMG Germany GmbH), a German limited liability company (Gesellschaft mit beschränkter Haftung) with its statutory seat in Munich, registered with the commercial register of the local court of Munich under HRB 211727 (“MGG”), and its subsidiaries. MGG is a wholly owned subsidiary of the issuer, MYT Netherlands Parent B.V., a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) and registered with the Trade Register of the Chamber of Commerce in the Netherlands under number 74988441 (“MYT Netherlands”). Except where the context otherwise requires or where otherwise indicated, the terms “Mytheresa,” the “Company,” “we,” “us,” “our,” “our company” and “our business” refer to MYT Netherlands together with MGG and its other consolidated subsidiaries as a consolidated entity; the term “MYT Netherlands” or “the issuer” refers to MYT Netherlands as a stand-alone company; and each of the terms “MYT Holding” and “Selling Shareholder” refers to MYT Holding LLC, a Delaware limited liability company, as a stand-alone company and, prior to this offering, the sole shareholder of MYT Netherlands. The share and per share information in this prospectus reflects the 70,190.687 for one share split of our ordinary shares, which we effected on January 12, 2021.
MARKET AND INDUSTRY DATA
We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties, such as reports by Bain & Company and Capgemini. Note Bain & Company and Capgemini are not affiliated with Mytheresa, and the information contained in this report has not been reviewed or endorsed by Bain & Company or Capgemini, as applicable.
Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.
TRADEMARKS, SERVICE MARKS AND TRADENAMES
We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.
This prospectus contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
We report under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which differ in certain significant respects from U.S. generally accepted accounting principles (“U.S. GAAP”). None of our financial statements were prepared in accordance with U.S. GAAP. The consolidated financial statements and financial information included in this prospectus were prepared for MYT Netherlands, its accounting predecessor Mariposa I S.à r.l., and its subsidiaries, including MGG. Except where the context otherwise requires or where otherwise indicated, references to the financial information of MYT Netherlands includes the predecessor information of Mariposa I S.à r.l. and its consolidated subsidiaries.

Our financial information is presented in Euros. For the convenience of the reader, we have translated some of our financial information into U.S. Dollars. Unless otherwise indicated, these translations were made at the rate of €1.00 to $1.1237 and €1.00 to $1.1723, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2020 and September 30, 2020, respectively. Such U.S. Dollar amounts are not necessarily indicative of the amounts of U.S. Dollars that could actually have been purchased upon exchange of Euros at the dates indicated. All references in this prospectus to “dollar,” “USD” or “$” mean U.S. Dollars and all references to “€” or “euro” mean Euros.
Our fiscal year begins on July 1 and ends on June 30 of the following year. All references to (i) fiscal 2016 relate to the year ended June 30, 2016, (ii) fiscal 2017 relate to the year ended June 30, 2017, (iii) fiscal 2018 relate to the year ended June 30, 2018, (iv) fiscal 2019 relate to the year ended June 30, 2019, (v) fiscal 2020 relate to the year ended June 30, 2020, and (vi) fiscal 2021 relate to the year ending June 30, 2021.
We have made rounding adjustments to some of the figures contained in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be exact arithmetic aggregations of the figures that preceded them.
KEY TERMS AND PERFORMANCE INDICATORS USED IN THIS PROSPECTUS
Throughout this prospectus, we use a number of key terms and provide a number of key performance indicators used by management. These key performance indicators are discussed in more detail in the sections entitled “Summary Consolidated Financial and Operating Data—Other Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating and Financial Metrics.” We define these terms as follows:
•
“active customer” means a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period.

•
“Adjusted EBITDA” means net income before finance expense (net), income taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, IPO preparation and transaction costs and share-based compensation expenses. Adjusted EBITDA is not calculated in accordance with IFRS. For an explanation of why we use Adjusted EBITDA and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Summary Consolidated Financial and Operating Data—Other Financial and Operating Data.”

•
“Adjusted Net Income” means net income, adjusted for the impact of U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, finance expenses on our Shareholder Loans and Retired Shareholder Loans, IPO preparation and transaction costs, share-based compensation expenses and related income tax effects. Adjusted Net Income is not calculated in accordance with IFRS. For an explanation of why we use Adjusted Net Income and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Summary Consolidated Financial and Operating Data—Other Financial and Operating Data.”

•
“Adjusted Operating Income” means operating income, adjusted for the impact of U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, IPO preparation and transaction costs and share-based compensation expenses. Adjusted Operating Income is not calculated in accordance with IFRS. For an explanation of why we use Adjusted Operating Income and a reconciliation to the most directly comparable measure calculated in accordance with IFRS, please see “Summary Consolidated Financial and Operating Data—Other Financial and Operating Data.”

•
“average order value” is an operating metric used by management calculated as the total gross sales from online orders shipped from our sites during the twelve months ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period.

•
“contribution profit” means gross profit less shipping, packaging, fulfillment (including personnel), payment expenses and the portion of marketing expenses attributable to retaining existing customers.

•
“customer acquisition cost” or “CAC” means our online marketing expenses, excluding software costs, which we attribute to acquiring new customers, divided by the number of customers who placed their first order in the relevant period.

•
“full-time equivalents” or “FTEs” is presented to quantify the number of employees assuming each employee worked 40 hours per week. Full time employees, who are not conscripted to hours are assumed to work 40 hours per week.

•
“lifetime value” or “LTV” means the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between July 1 and June 30 in a given cohort year.

•
“net shipped revenue” is an operating metric used by management calculated using total orders shipped, net of returns, applying a fixed foreign exchange rate for each reporting period.

•
“Retired Shareholder Loans” means the convertible preferred equity certificates and variable interest shareholder loans, which were retired in fiscal 2020. For further information regarding our related party financing arrangements, refer to Note 20 of the consolidated financial statements included elsewhere in this prospectus.

•
“Shareholder Loans” means the $217.3 million aggregate principal amount of 6.00% Notes due October 9, 2025, and accrued but unpaid interest, of MGG held by a wholly owned U.S. subsidiary of MYT Holding.

•
“total gross sales” means all sales after cancellations, before returns, and includes associated shipping revenues and delivery duties collected.

•
“total orders shipped” means the total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented.

A LETTER FROM MICHAEL KLIGER, OUR CHIEF EXECUTIVE OFFICER
Dear Prospective Shareholder:
Mytheresa has grown into one of the leading luxury e-commerce destinations for the global luxury fashion consumer. Our customers are high income luxury consumers that value quality and experience over price and curation over assortment breadth. We are fortunate to be a leader in a category that has been underserved by digital and is rapidly going online. We have a differentiated value proposition as well as profitable business model that has proven enduring and scalable.
At Mytheresa, we intend to continue to grow profitably by adhering to the following guiding principles:
•
Mytheresa delivers one of the finest edits in luxury fashion and is the partner of choice for the world’s most coveted luxury brands.    We believe our curated assortment makes us the preferred luxury destination for our customers. We assort the most coveted luxury brands and, from those brands, the most differentiated, relevant and luxurious pieces. We have a rich, 30-year heritage of working with more than 200 of these coveted brands, who trust us and often provide us access to exclusive products and collections. Our longstanding brand relationships include Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Burberry, Dries van Noten, Dolce & Gabbana, Fendi, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney, and Valentino. We offer these leading luxury brands visibility to a highly valuable audience, aggregated customer and trend insights across multiple brands and categories and most importantly, control over brand image and pricing integrity.

•
Mytheresa offers a true luxury experience to a global customer base.    Mytheresa is a digital platform that allows our customers to shop on our sites anytime, anywhere. We create personalized digital experiences centered around our exclusive product. Our localized websites, which are available in eight languages and eight currencies, and our global in-house logistics capabilities provide the fast, efficient and frictionless shopping experience our global customers demand. Our personal shopping team members are available to serve our top customers 24 hours a day, seven days a week and in eight languages. We enhance our relationships with our top customers through once-in-a-lifetime events. In fiscal 2020, we offered 13 once-in-a-lifetime experiences, including events in Paris, Milan, Munich, Shanghai, Dubai and New York, featuring Moncler, Altuzarra, Boyy, Paco Rabanne, Gabriela Hearst, Stella McCartney, JW Anderson, Roger Vivier, Khaite, and Amina Muaddi. At almost all of these events our top customers had the opportunity to meet the designers themselves. One of the highlight collaborations in fiscal 2020 was the celebration of our exclusive capsule collection with Stella McCartney, which featured Stella McCartney herself as a Mytheresa Woman in an exclusive video campaign. We also held a physical event in Shanghai during Fashion Week consisting of a talk with students and customers in one of the city’s leading universities, and an intimate dinner at the Cha Maison where we hosted some of our top customers as well as members of the press and key opinion leaders. Stella McCartney herself was present at each of these events.

•
Mytheresa is at the beginning of its journey.    In fiscal 2020, we surpassed 486,000 active customers, generated €449.5 million in net sales and shipped over 1,092,000 orders to 133 countries. We achieved this scale and growth while maintaining our commitment to luxury with industry-leading average order values and robust and consistent customer economics, despite a difficult environment. We are building on our strong presence in women’s by entering new categories. We launched Mytheresa Kids in January 2019 and are pleased with the results in its first year. In January 2020, we launched Mytheresa Men with more than 100 curated brands to target the modern, affluent man.

I am proud to lead a team of experts in luxury, digital and service operations who are passionate about delivering an unparalleled personalized digital luxury shopping experience to discerning customers around the globe. We aim to exceed expectations for our customers, employees, stakeholders, and ultimately our investors. Welcome to Mytheresa.
Michael Kliger
Chief Executive Officer

v

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in the ADSs. Before you decide to invest in the ADSs, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus.
Mytheresa
Our Vision
We aim to deliver an unparalleled personalized digital luxury shopping experience to discerning customers around the globe and inspire their loyalty through elevated curation, exclusive offerings, differentiated content and exceptional service.
Overview
Mytheresa is a leading luxury e-commerce platform for the global luxury fashion consumer. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands and presented through a customer-first, digital experience. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany. Mytheresa, which launched online in 2006, represented 97% of net sales and reached customers in 133 countries in fiscal 2020. We provide our customers a highly curated selection of products, access to exclusive capsule collections, in-house produced content, memorable service and a personalized shopping experience. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands have established Mytheresa as a global authority in luxury fashion.
We acquire and retain customers who are predominantly working professionals with significant spending power and limited time, shop frequently, seek luxury products that are not easily found elsewhere and demand superior customer service. These customers are high income luxury consumers that value quality over price and curation over assortment breadth. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. In fiscal 2020, members of our Top Customer program, on average, purchased from us 16 times, with an average order value in excess of €935. In fiscal 2020, we generated approximately 30% of our gross sales from the 2.6% of our customers who were part of the Top Customer program. This program offers a range of benefits, such as first access to runway and exclusive pieces, previews of new season styles, personal shopping services and invitations to exclusive events and fashion shows as well as other once-in-a-lifetime experiences. The exclusive events, collections and campaigns that we create with our luxury brand partners highlight the innovation and creativity we bring to the luxury fashion world, underpin the strong relationships we have with these brands, and enable us to deepen connections with our most valued customers.
We have longstanding relationships with the world’s most iconic luxury brands, including Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Burberry, Dries van Noten, Dolce & Gabbana, Fendi, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney and Valentino. In fiscal 2020, our average order value was €600, one of the highest in the industry, and we generated approximately 68% of our net sales from our top 30 brands, reflecting our commitment to true luxury. We curate the most coveted luxury brands, and within those brands, the most on-trend and luxurious pieces. We use a combination of luxury fashion expertise and data insights to optimize our product assortment architecture. Since our inception, we have retained 100% of our brand partners, which is a testament to our strong, trusted brand relationships.
Our business model combines technology, luxury fashion and differentiated customer service on a global scale. The simplicity of our mobile-first website and app (“sites”) creates an efficient and user-friendly shopping experience for our time-constrained, global customers. Our sites offer advanced features, including the ability to personalize the customer experience, the option for our customers to personalize products, express checkout processes, and real-time push notification order tracking. We have an efficient, repeatable playbook for localizing the customer experience through local language, currencies, payment methods, shipping services and marketing. In fiscal 2020, we generated approximately 19.8%, 39.8%, 10.3% and 30.2% of net sales from Germany, Europe (excluding Germany), the United States and the rest of world, respectively.

As of June 30, 2020, our mobile app install base reached approximately 2.6 million. Mobile devices represented 53% of gross merchandise sales and 78% of page views for fiscal 2020, underscoring the importance of our mobile-first approach.
We have rapidly scaled our global customer base and net sales over the past four years, while maintaining our high average order values.

(1)
Fiscal 2016 and fiscal 2017 net sales were calculated on a basis consistent with the recognition and measurement principles stated in our consolidated financial statements. Fiscal 2018, fiscal 2019, and fiscal 2020 are prepared in accordance with IFRS.

From fiscal 2019 to fiscal 2020, we grew our active customers 21.7% to 486,000 customers. In fiscal 2020, we reported €449.5 million in net sales, representing growth of 18.6% from fiscal 2019. From September 30, 2019 to September 30, 2020, we grew our active customers 24.3% to 522,000 customers. In the three months ended September 30, 2020, we reported €126.4 million in net sales, representing growth of 27.5% from the three months ended September 30, 2019.
In fiscal 2020, we reported net income of €6.4 million compared to €1.7 million during fiscal 2019. In fiscal 2020, we reported Adjusted Net Income of €19.3 million, representing an improvement from €15.8 million in fiscal 2019. Additionally, in fiscal 2020, we generated €27.5 million of Adjusted Operating Income and €35.4 million of Adjusted EBITDA, representing year over year growth of €4.7 million and €4.9 million, respectively.
During the three months ended September 30, 2020, we reported net income of €9.6 million compared to a net loss of €4.3 million during the three months ended September 30, 2019. For the three months ended September 30, 2020, we reported Adjusted Net Income of €5.4 million, representing an increase from €3.5 million for the three months ended September 30, 2019. Additionally, during the three months ended September 30, 2020, we generated €8.4 million of Adjusted Operating Income and €10.4 million of Adjusted EBITDA, representing year over year growth of €5.9 million and €6.1 million, respectively.
Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are measures that are not defined in IFRS. For further information about how we calculate Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, limitations of their use and their reconciliations to the most comparable IFRS measures, see “Summary Consolidated Financial and Operating Data—Other Financial and Operating Data.”
Our Industry
We operate at the intersection of luxury fashion, technology and service. Online personal luxury goods is a large and rapidly growing market, and we believe we are uniquely positioned to capture market share as a result of our exclusive, highly curated product assortment, leading service offering and advanced technology.

Online Luxury Market is Expected to More Than Triple
The global online luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to more than triple from €33 billion in 2019 to €105 - €115 billion in 2025, according to Bain & Company’s Luxury Goods Worldwide Market Study (November 2020) (the “2020 Bain Study”). Based on the 2020 Bain Study, the personal luxury goods market is expected to reach €330 to €370 billion by 2025, with online penetration expected to grow from 12% to over 30% from 2019 to 2025. We believe luxury is one of the last attractive categories to expand online and is relatively underpenetrated compared to traditional apparel and footwear.
The online personal luxury goods market is global with the Americas, Europe, and rest of world (including Asia) representing 30%, 31%, and 39%, respectively, of the market in 2019 according to the 2020 Bain Study. Consumers generally approach the market in a borderless manner, often purchasing luxury goods across multiple continents, seeking an elevated shopping experience and anytime access wherever their travels take them.
Online Multi-Brand Retail Taking Market Share
Global online luxury multi-brand retailers and online marketplaces are gaining market share over incumbent players, including department stores and luxury retailer’s websites, according to Bain & Company’s 2019 Worldwide Luxury Market Monitor (November 2019) (the “2019 Bain Study”). The online luxury retail market is highly fragmented, characterized by primarily regional department stores and boutiques, online marketplaces and only a limited number of global multi-brand retailers. We believe that global multi-branded online retail is a more compelling model than marketplaces for both consumers and brands: for consumers due to the desire for well-curated assortments offering a clear point of view that allows discovery as well as efficient product selection, and for brands to whom multi-brand retailers offer access to attractive customers, and most importantly, more control over brand image and pricing integrity. Additionally, online multi-brand retailers complement the brands’ own direct-to-consumer efforts with cross-category and cross-brand customer insights as well as the ability to ensure brands are presented consistently with the brand’s desired positioning.
Wealthiest Consumers are Driving Growth and Resilient Demand
The global luxury market continues to be driven by the growth of high net worth individuals (“HNWIs”), individuals with greater than $1 million in investable assets, a key and highly coveted customer demographic with large luxury spend. The wealth of HNWIs has increased at a CAGR of 7% from 2012 to 2019, reaching $74 trillion as of 2019, and is expected to exceed $100 trillion by 2025, according to the World Wealth Report 2019 and the World Wealth Report 2020 from Capgemini (the “Capgemini Reports”). According to the same studies, the global HNWIs population has more than doubled since 2008, reaching approximately 20 million individuals globally as of 2019. According to the 2019 Bain Study, ultra-high net worth individuals, individuals with over $30 million in net worth, represent approximately 30% of personal luxury goods market.
Luxury Brands Demand First-Class Service and Brand Protection
Luxury brands value brand image, pricing integrity and the perception of scarcity across their product portfolios. They are highly selective and seek retail partners who increase their visibility to the most affluent luxury consumers while adhering to these core values. Luxury brands are selective with whom they work, terminating relationships, especially with online retailers, if standards are not upheld. These brands only partner with online retailers who have full control over all aspects of the shopping experience and deliver exceptional service to protect and enhance their brand integrity.
The Luxury Consumer
The luxury market is comprised of several types of consumers, each with their own lifestyle, income and spending characteristics:
•
The intermittent luxury fashion consumer loves and follows fashion and saves for iconic pieces, which he or she buys occasionally.

•
The everyday luxury fashion enthusiast has a passion for fashion, is typically a working professional who earns his or her own income and is often time-constrained. This consumer regularly invests in statement pieces and fashion items for special occasions.

•
The top luxury consumer leads a “jet-set” global lifestyle, has significant wealth, and is willing to spend a significant amount on luxury goods to stay ahead of the latest fashion trends. This consumer prefers newness, shops ready-to-wear clothing season after season, and demands a superior shopping experience, high-touch service and quick shipping. This consumer is a high-frequency shopper, making purchases several times a week or even daily and spends an average of €39,000 per year on personal and experiential luxury, according to third party research.

We target everyday luxury fashion enthusiasts and top luxury consumers as we believe these customers are the most loyal, value our differentiated service and represent the largest wallet share potential.
Differentiated Value Proposition of Mytheresa for Customers and Brand Partners
Mytheresa provides a vibrant shopping experience that brings together hundreds of thousands of luxury consumers with the world’s most exclusive brands. This creates a flywheel effect, attracting new customers and enhancing brand relationships, as illustrated below.

LUXURY BRANDS CHOOSE MYTHERESA FOR HIGH NET WORTH CUSTOMER ACCESS
WHICH GIVES MYTHERESA ACCESS TO EXCLUSIVE PRODUCT AND BRAND COLLABORATIONS
MYTHERESA'S DIFFERENTIATED VALUE PROPOSITION
ALLOWING MYTHERESA TO CREATE ASPIRATIONAL CONTENT AND "MONEY-CAN'T-BUY" EXPERIENCES
WHICH ATTRACTS AND RETAINS A HIGH NET WORTH CUSTOMER

Our Value Proposition to Customers
Trusted discovery platform and curated assortment of the most coveted luxury brands.    We provide customers with one of the finest edits of the most coveted luxury brands. For example, of the over 7,000 stock-keeping units (“SKUs”) we curate from our top 30 selling luxury designer brands, less than 21% of those items overlapped with our multi-brand competitors as of December 2019 according to an ongoing internal pricing analysis comparison. Our content and brand stories, which are produced 100% in-house, inspire our customer and are integral to Mytheresa’s reputation as a trusted fashion authority for discovery. Our highly curated edit of luxury fashion is core to our DNA and allows us to translate fashion from the runway to the wardrobes of our customers. We encourage daily discovery through our “New Arrivals” section on our sites, as well as real-time product recommendations and inspirational content. For members of our Top Customer program we take our curation to a deeper level with personal shoppers, who know each customer’s specific fashion aesthetic and will recommend pieces via the preferred communication channel of the customer (phone, email, text message or other messaging platforms), or in some cases, hosting personal styling appointments.
Exclusive access to capsule collections.    Our deeply entrenched and long-term relationships with the most coveted luxury brands allow us to provide unique offerings to our customers, including exclusive capsule collections, product personalization and first access through exclusive pre-launches. For example, we were the first luxury retailer to launch Gucci’s DIY (“Do-It-Yourself”) service online by offering our customers the opportunity to personalize Ace leather sneakers, before this feature was even launched on Gucci.com. In fiscal 2020, we produced 37 capsules and campaigns with exclusive content from brands including Brunello Cucinelli, Christian Louboutin, Moncler, Prada, The Row, and Valentino.
Superior service drives differentiated shopping experience.    We are dedicated to providing our customers with superior service throughout their shopping experience and believe this sets us apart from our competitors. We have team members who are available to serve our customers 24 hours per day, seven days a week and in eight languages. Additionally, our localized websites, which are also available in eight languages and eight currencies, and our global in-house logistics capabilities provide the fast, efficient and frictionless shopping experience our global customers demand. We believe customers are loyal to Mytheresa because we provide excellent service every time they interact with us. Our emphasis on exceptional service is inherent throughout all customer touchpoints, including our sites, customer care, delivery and global personal shopping team. For example, we provide customers with personalized product recommendations, last-minute deliveries, and hand-signed notes with our delivered products to personally connect and provide the high-touch service our customers enjoy. Our customer satisfaction with our service and experience is evidenced by our best-in-class net promoter score (“NPS”) of 83, which is an annualized average of weekly measurements conducted by us in fiscal 2020. Through our distribution and fulfillment capabilities, we offer fast shipping to our customers in metropolitan areas globally in less than 72 hours, with one to two days shipping service in all of Europe where express shipping is available. Our customer service teams are experts in working with luxury customers. We received approximately 5,500 calls per week, on average, during fiscal 2020, with approximately 91% of calls answered within 20 seconds and email inquiries resolved within 36 hours, on average.
Special brand experiences for our top customers.    In fiscal 2020, we offered 13 once-in-a-lifetime experiences. For example, we hosted private parties in Cannes and Dubai to celebrate the launches of exclusive capsule collections with Gianvito Rossi and Roger Vivier, respectively. We have also hosted numerous other events in Paris, New York, Milan, Munich, and Shanghai featuring Moncler, Altuzarra, Boyy, Paco Rabanne, Gabriela Hearst, Stella McCartney, JW Anderson, Khaite, and Amina Muaddi. These events and brand experiences provide our top customers with “money-can’t-buy” experiences, including the opportunity to meet the designers personally, while also inspiring our worldwide customer base through social media and our content.
Our Value Proposition to Brand Partners
Online Visibility to Highly Coveted Global Luxury Customers.   In addition to brands appearing on our sites, we create exclusive experiences and collections that provide additional opportunities to engage with our customers and social media followers. For example, the event in Shanghai with Stella McCartney to celebrate the launch of an 11-piece exclusive capsule collection in October 2019 generated approximately 35 million social media impressions and extensive press coverage with over 200 press and social media articles.
Innovative and Engaging Content Across Media Formats.   We produce 100% proprietary content in-house across different media formats including films, music videos, games, magazines and photography shoots on behalf of, and in partnership with, our brand partners. We place this content across our consumer touchpoints, including our home page, app, mobile first newsletter, paid formats and social media that includes our own managed platforms ranging from Instagram and Pinterest to Weibo and WeChat. We take a product-focused and experiential approach to content creation, which has differentiated and strengthened our longstanding relationships with some of the world’s leading luxury brands. Our highly stylized production showcases our brand partners’ products at their best, and our brand partners often promote our content and edits on their own social media accounts. We also regularly achieve extensive global publicity for our brand partners and ourselves through features and exclusive stories, as well as through our approximately 2.3 million followers, as of September 30, 2020, across social media platforms.

Established Reputation for Being Trusted Brand Stewards and Maintaining Brand Integrity.   We are viewed as an integral global partner and have consistently been recognized as such by leading luxury brands including Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Burberry, Dries van Noten, Dolce & Gabbana, Fendi, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney, Valentino, and many more. Our focus only on the most valuable luxury customers, our ability to deliver a superior service experience and our strong full price sell-through highlight our commitment to maintaining brand integrity for our brand partners.
Data-Driven Analytics and Customer Insights.    We have developed significant data capabilities and insights across our platform. We regularly provide our brand partners with detailed aggregated data, analysis, and customer insights on metrics such as product performance, spending and trend patterns, brand affinity, product adjacencies, subcategory penetrations and geographic reach.
Our Competitive Strengths
We attribute our market success, rapid growth and strong profitability to the following competitive strengths:
Customer-First Approach with Deep Understanding and Analytical Insight.    We target, acquire and retain the most valuable luxury customers by pairing superior service with advanced technology. Our deep understanding of our customers enables us to provide a shopping experience tailored to them and drive loyalty. Our customer is time-constrained, requires efficient, personalized service, and favors our easy-to-use sites. Unlike online fashion marketplaces where customers go to price compare common luxury SKUs, we believe our customers shop our platform for discovery and access to exclusive products they cannot find elsewhere. To assist this shopping experience, we have invested in a robust technology platform that allows us to analyze data to produce actionable insights that we use to identify customers and personalize our site, emails, and brand recommendations for them. Our data-driven technology platform is integral to our merchandising and marketing functions and enables us to consistently deliver a superior shopping experience to several hundred thousand customers across 133 countries. A key component of our customer experience is a mobile and app-first approach. In fiscal 2020, mobile orders accounted for 53% of our net sales, of which 42% were app orders, and approximately 78% of page views were generated via mobile app, tablet, and mobile phone. We combine data-driven customer insights, decades of thought-leadership in fashion, and exceptional customer service to deliver an unparalleled customer experience.
Our Curated Product Assortment Offers One of The Finest Edits In Luxury Fashion.    We believe our curated assortment is the preferred platform for customers and brands compared to department stores, marketplaces and other online players. We offer leading luxury brands visibility to a highly valuable audience, customer trend insights across multiple brands and categories, and most importantly, more control over brand image and pricing integrity. We assort the most coveted brands and, from those brands, the most differentiated, relevant and luxurious pieces. Our edit features a meticulously curated, elevated assortment of luxury products that we display in an attractive way across our sites and content. Our platform facilitates discovery through personalized recommendations and convenient comparison features. Through our deep understanding of our customers’ needs, we are able to buy an optimal selection of curated inventory to consistently turn inventory with a high full price sell-through.
Highly Loyal and Engaged Global Luxury Customer Base.    We have deep relationships with a growing number of dedicated luxury and highly coveted, high net worth customers. In fiscal 2020, our average customer shopped approximately twice per year and spent approximately €900 with us, before returns. We have grown our active customer base at a 29.7% CAGR since fiscal 2016, with 65.6% of net sales in fiscal 2020 coming from existing customers. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. In fiscal 2020, members of our Top Customer program, on average, purchased from us 16 times, with an average order value in excess of €935. Our emphasis on targeting and serving these top customers resulted in the top 2.6% of our customers accounting for approximately 30% of our gross sales in fiscal 2020. Given our value proposition, high average order value, and strong customer loyalty, we achieved a 2.6x 4-year LTV to CAC ratio for the 2016 cohort, which demonstrates the effectiveness of our marketing spend and long-term profitability of our business model. Further, once a customer commits to our platform, they spend more over time, as evidenced by our 80% net sales retention from prior year cohorts and our approximately 98% net sales retention for cohorts who have been with us for more than two fiscal years, representing our ability to retain customers and to increase active customers’ spend and frequency, in fiscal 2020.
Partner of Choice for the World’s Most Coveted Luxury Brands.    We have a rich, 30-year heritage of working with more than 200 of the most coveted luxury brands, who trust us for our commitment to full-price integrity, appreciate our innovative approach to targeting digital luxury consumers, and often provide us access to exclusive products and collections. Our brand partners include Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Burberry, Dries van Noten, Dolce & Gabbana, Fendi, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney, Valentino, and many more. In fiscal 2020, we featured 37 exclusive capsule collections and campaigns from preeminent designers including Brunello Cucinelli, Christian Louboutin, Moncler, Prada, The Row and Valentino. This represents an increase from the one exclusive capsule collection we offered in fiscal 2015. Our average tenure with our top 30 brands is more than 10 years and we have retained 100% of our brand partners since our founding. This underscores the strength of our relationships and differentiates Mytheresa as one of the select online retailers that luxury brands prefer to partner with. Additionally, our top 30 brands’ share of overall net sales has remained stable as we have scaled the business.
Combination of Growth and Profitability with Attractive and Sustainable Unit Economics.    As a result of our top-of-funnel brand campaigns and our sophisticated performance marketing efforts, we acquire customers efficiently and profitably and attract high quality customers who have a high propensity to repeat. As we have scaled our customers and net sales, we have improved profitability through our commitment to price integrity, yielding a stable gross margin, as well as efficient marketing and leveraging of our fixed cost basis. Additionally, through improved attribution systems and investments in our marketing techniques, we decreased our customer acquisition costs from €226 in fiscal 2018 to €173 in fiscal 2020, a trend we believe is rare in our industry. In fiscal 2020, we grew our active customers 21.5%, while keeping our gross margin stable and successfully leveraging our shipping, marketing and administrative costs, and maintaining a stable operating income margin and Adjusted EBITDA margin of approximately 5% and 8%, respectively.
Experienced and Proven Management Team Combining Expertise From Luxury and Digital Worlds.    Our team is led by our Chief Executive Officer, Michael Kliger, who joined Mytheresa in 2015 from eBay Enterprise where he was a Vice President for all of Europe and Asia Pacific. His deep customer knowledge across geographies has helped accelerate growth and enhance profitability. Michael is complemented by our experienced senior management team with industry-leading expertise across luxury, technology and e-commerce operations. The business verticals are led by Dr. Martin Beer (Chief Financial Officer), Sebastian Dietzmann (Chief Operating Officer), Isabel May (Chief Customer Experience Officer), Gareth Locke (Chief Growth Officer) and Richard Johnson (Chief Commercial Officer). Like our customers, we are diverse, with employees representing more than 77 nationalities and 64% of whom were women as of September 30, 2020. Our culture is collaborative, confident, creative, accountable, performance driven and dedicated to delivering our customers the best digital experience and service in luxury.
Growth Strategies
We plan to drive our market leadership, growth and profitability through the following strategies:
Profitably Acquire New Customers.    We will focus our efforts on reaching the world’s most affluent luxury consumers. We believe we are less than 1.5% penetrated in the online personal luxury goods category. Given the strong projected growth of the luxury market, we believe we have a significant opportunity to expand our customer base in both our existing and new markets. We expect to attract new customers in all geographies including Europe, as well as the United States and Asia. Our demonstrated playbook for localizing new geographies is efficient, effective and repeatable. We leverage localized social media content and influencers, curation, languages and events to bring the Mytheresa brand to new markets. We believe our exclusive aspirational content and events resonate globally, providing a scalable marketing engine to efficiently acquire new customers across geographies. Through our more than 2.3 million followers as of September 30, 2020, across social media platforms and our luxury influencer relationships, we believe we will continue to reach new customers and raise brand awareness globally through this low cost medium. We intend to augment our core performance marketing strategy by pursuing in-app advertising, further optimizing bidding rules for paid search engines, scaling organic search content in several additional languages, introducing a new customer acquisition model, and accelerating social media channel growth.
Continue to Expand Share of Wallet and Retention for Existing Customer Base.    We plan to deepen our existing customer relationships to improve our strong revenue retention and increase our wallet share with customers. We believe we can increase purchase frequency and spend by improving our customer experience, Top Customer program and brand relationships. We will enhance our customer experience by continuing to refine our customer analytics, increasing personalization and product recommendations, improving the mobile experience and providing additional opportunities to pre-order exclusive products as well as expanding our team of personal shoppers across the globe. We will make selective improvements to our Top Customer program offerings and localization as we continue to expand globally. To supplement our top-tier offering for our most valued customers, we will continue to partner with brands to host our exclusive events while also improving service levels in key geographies through local support staff and distribution capability enhancements.
Access New Complementary Customer Categories.    We plan to increase our share of customer and household wallet share as well as attract new customers globally by investing in new categories to complement our strong women’s business.
Expand wallet share with the recent launch of Mytheresa Kids.    In January 2019, we officially launched our kidswear offering with 35 brands which we have now grown to an offering of 50 brands. Given the significant proportion of our top customers who have children and are looking to purchase luxury kidswear, many of our top brands such as Balmain, Burberry, Chloe, Dolce & Gabbana, Golden Goose, Gucci, Moncler, and Stella McCartney have collaborated with us on our launch of Mytheresa Kids. As many of our luxury brands continue to introduce separate kidswear lines, we have also been able to add kidswear even for brands like Loro Piana and Brunello Cucinelli recently. Like we do with womenswear we have also been able to introduce exclusive kidswear items only available at Mytheresa with brands like Dolce & Gabbana, Moncler, and Brunello Cucinelli in the last months. Our unique focus on luxury and our famous curation unlocks incremental wallet share from our customers who already know and trust our curated offering and wish to also purchase luxury products for the children in their lives. While 75% of kidswear items have been bought by existing customers, 25% of purchases have been by customers that have discovered Mytheresa through our luxury kidswear offering which presents an opportunity for additional growth. In a short time we have managed to become a significant player in the global luxury kidswear market. The synergies with our existing business are also evidenced by an average basket size with at least one kidswear item of approximately €392. This strengthens, of course, the unit economics of our kidswear offering.
Attract new customers through the recent launch of Mytheresa Men.    We launched Mytheresa Men in January 2020 with more than 100 curated brands to target the modern, affluent man with a curated, inspiring product offering reflecting the zeitgeist in men’s fashion. Our ambition is to become the global opinion leader and leading luxury online destination for luxury menswear. Our positioning is the white space between time-honored luxury and the post-streetwear era. We have dedicated men’s buying, creative, marketing, communication and merchandising teams to look after this new business. We have received tremendous support from our brand partners as evidenced by the fact that we offered exclusive capsule collections or pre-launches from Prada, Valentino, Thom Browne, Saint Laurent, Brunello Cuccinelli, Tom Ford, Gianvito Rossi, Gucci, and Christian Louboutin in our inaugural menswear seasons. We believe we are in a prime position to become an authority in the evolving menswear space given our ability to define menswear with a new positioning and the relationships we have with our current brand partners who have some of the top luxury menswear lines.
While we initially leveraged our existing site traffic and reputation as a luxury authority to grow our menswear business, we have already seen tremendous success in attracting new buyers through Mytheresa Men, with 44% of all menswear customers in fiscal 2020 consisting of first time Mytheresa customers. We believe that the success of Mytheresa Men since its launch demonstrates its potential to become a source of growth for our overall business and an opportunity to bring new customers to the Mytheresa platform.
Enhance Our Trusted Relationships with the World’s Most Coveted Brands.    We will continue to enhance our value proposition for both customers and brands to attract new high net worth customers globally and further increase our desirability with top brands. We will enhance our brand relationships by providing customer insights and ensuring that luxury brands come alive for our digital luxury customer through production of exclusive content. We expect to continue to increase our access to exclusive merchandise and capsule collections with the world’s most iconic luxury brands. To this end we are also continually exploring new partnership models with the world’s top luxury brands to provide our customers full access to product ranges and supply levels usually only available to the retail network of brands.
Continue To Innovate and Leverage Use of Proprietary Data Insights.    We plan to continue to identify ways to leverage our proprietary data to optimize the Mytheresa experience for both our customers and our brand partners. In addition, we plan to continue innovating and investing across our user interface, technology platform, supply chain and distribution, and localization capabilities to improve service levels and further enhance and personalize our customer’s experience. Our data helps inform the product assortment architecture which is pivotal in optimizing inventory for both our brand partners and us alike. As we scale, our global data repository grows turning the buying process into a data enhanced science. While we have been able to build our capabilities in house, we will evaluate partnerships, alliances and acquisition opportunities that enable new go-to-market strategies to further our reach and customer loyalty. Additionally, by leveraging advancements in artificial intelligence and machine learning, we will refine our merchandising and marketing capabilities to incorporate visual search capabilities and enhance our size and fit optimization.
Recent Developments
Preliminary Results for the Three Months Ended December 31, 2020 and Six Months Ended December 31, 2020
Our fiscal year begins on July 1 and ends on June 30. We have not yet completed our closing procedures for the second quarter of our fiscal year 2021, which starts on October 1, 2020 and ends on December 31, 2020 or the first half of our fiscal year 2021, which starts on July 1, 2020 and ends on December 31, 2020. We have not included preliminary results for net income as the measurement of our shareholder loans including foreign currency translation and the recognition and measurement of income taxes is not yet available as of the date of the prospectus. Presented below are certain estimated preliminary financial results and key operating metrics for the three months ended December 31, 2020 and the six months ended December 31, 2020.
These ranges are based on the information available to us at this time. We have provided ranges, rather than specific amounts, because these results are preliminary. As such, our actual results may vary from the estimated preliminary results presented here and will not be finalized until after we close this offering in conjunction with the completion of our normal quarter end accounting procedures including the execution of our internal control over financial reporting. These ranges reflect our management’s best estimate of the impact of events during the quarter.
These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with IFRS. Accordingly, you should not place undue reliance on these preliminary financial results and key operating metrics. These estimated preliminary results and key operating metrics should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections and our historical consolidated financial statements, including the notes thereto, included herein.
Preliminary financial results and key operating metrics included in this prospectus have been prepared by, and is the responsibility of, our management. KPMG AG Wirtschaftsprüfungsgesellschaft has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial results and key operating metrics. Accordingly, KPMG AG Wirtschaftsprüfungsgesellschaft does not express an opinion or any other form of assurance with respect thereto.
For the three months ended December 31, 2020, we expect our net sales to be between € 156.8 million to €158.8 million, an increase of €38.4 million or 32.2% from the mid-point of the estimated range, compared to €119.4 million for the three months ended December 31, 2019. For the six months ended December 31, 2020, we expect our net sales to be between €283.2 million to €285.2 million, an increase of €65.7 million or 30.1% from the mid-point of the estimated range, compared to €218.5 million for the six months ended December 31, 2019.

For the three months ended December 31, 2020, we expect our gross profit to be between €77.2 million to €78.2 million, an increase of €19.3 million or 33.0% from the mid-point of the estimated range, compared to €58.4 million for the three months ended December 31, 2019. We expect our gross profit margin of net sales to be between 48.9% and 49.2%. This compares to a gross profit margin of net sales of 48.9% for the three months ended December 31, 2019. For the six months ended December 31, 2020, we expect our gross profit to be between €135.9 million to €136.9 million, an increase of €31.6 million or 30.2% from the mid-point of the estimated range, compared to €104.7 million for the six months ended December 31, 2019. We expect our gross profit margin of net sales to be between 47.8% and 48.0%. This compares to a gross profit margin of net sales of 47.9% for the six months ended December 31, 2019.
For the three months ended December 31, 2020, we expect our operating income to be between €15.4 million and €16.4 million. We expect the adjustment of operating income to be between €1.9 million to €2.9 million. For the six months ended December 31, 2020, we expect our operating income to be between €23.6 million to €24.6 million. We expect the adjustment of operating income to be between €2.2 million to €3.2 million.
For the three months ended December 31, 2020, we expect our adjusted operating income to be between €17.3 million to €19.3 million, an increase of €7.5 million or 68.6% from the mid-point of the estimated range, compared to €10.9 million for the three months ended December 31, 2019. We expect our adjusted operating income margin of net sales to be between 11.0% to 12.2%, an increase of 250 BPS from the mid-point of the estimated adjusted operating income margin compared to the adjusted operating income margin of net sales of 9.1% for the three months ended December 31, 2019, primarily due to continued marketing spend effectiveness and cost leverage. For the six months ended December 31, 2020, we expect our adjusted operating income to be between €25.8 million to €27.8 million, an increase of €13.4 million or 100.3% from the mid-point of the estimated range, compared to €13.4 million for the six months ended December 31, 2019. We expect our adjusted operating income margin of net sales to be between 9.1% to 9.7%, an increase of 330 BPS from the mid-point of the estimated adjusted operating income margin compared to the adjusted operating income margin of net sales of 6.1% for the six months ended December 31, 2019, primarily due to continued marketing spend effectiveness and cost leverage.
For the twelve months ended December 31, 2020, we expect our active customers to be between 568.0 thousand and 568.5 thousand. This is an increase of 28% compared to the twelve months ended December 31, 2019.
As more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, we grew our operating income by a significant increase in net sales as a result of an increase in total orders shipped together with an increase in active customers, and an increase in gross profit, while continuing the trend of a decrease in our expenses.
The following table sets forth our preliminary financial results and key operating metrics for the periods presented:
	Three Months Ended			Six Months Ended
	December 31, 2019	December 31, 2020 (estimated)		December 31, 2019	December 31, 2020 (estimated)
(in millions) (unaudited)	Actual	Low	High	Actual	Low	High
Net sales	€119.4	€156.8	€158.8	€218.5	€283.2	€285.2
Gross profit	€58.4	€77.2	€78.2	€104.7	€135.9	€136.9
Gross profit margin(1)	48.9%	48.9%	49.2%	47.9%	47.8%	48.0%
Operating income	€7.4	€15.4	€16.4	€8.9	€23.6	€24.6
Adjusted Operating Income(2)	€10.9	€17.3	€19.3	€13.4	€25.8	€27.8
Adjusted Operating Income margin(1)	9.1%	11.0%	12.2%	6.1%	9.1%	9.7%
Active customer (LTM in thousands)	444.1	568.0	568.5	444.1	568.0	568.5

(1)
As a percentage of net sales.

(2)
Adjusted Operating Income is a measure not defined under IFRS. For further information about how we calculate Adjusted Operating Income and limitations of its use, see “Summary Consolidated Financial and Operating Data — Other Financial and Operating Data.”

The following table sets forth the preliminary reconciliations of operating income to adjusted operating income:
	Three Months Ended			Six Months Ended
	December 31, 2019	December 31, 2020 (estimated)		December 31, 2019	December 31, 2020 (estimated)
(in millions) (unaudited)	Actual	Low	High	Actual	Low	High
Operating income	€7.3	€15.4	€16.4	€8.9	€23.6	€24.6
U.S. sales tax(1)	€0.8	—	—	€1.7	—	—
IPO preparation and transaction costs(2)	€2.7	€1.9	€2.9	€2.7	€2.2	€3.2
Share-based compensation expense(3)	€0.0	€0.0	€0.0	€0.1	€0.0	€0.0
Adjusted Operating Income	€10.9	€17.3	€19.3	€13.4	€25.8	€27.8

(1)
Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. We temporarily incurred sales tax related liabilities on customer purchases in the United States because we were not able to charge our customers for these amounts at the point of sale under our previous IT configuration. Due to upgrades in our IT infrastructure during the fourth quarter of fiscal 2020, we no longer incur these expenses, as we charge the applicable U.S. sales tax directly to our customers.

(2)
Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.

(3)
During the three and six months ended December 31, 2019 and 2020, respectively, certain key management personnel received share-based compensation from our ultimate parent. We do not consider these expenses to be indicative of our core operating performance.

Summary Risk Factors
Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under the heading “Risk Factors” in deciding whether to invest in our securities. These risks include, but are not limited to, the following:
•
the highly competitive nature of our industry and our ability to compete effectively;

•
consumers of luxury products may not choose to shop online in sufficient numbers;

•
the luxury fashion industry can be volatile and difficult to predict;

•
any current or future health epidemic or other adverse public health development, such as the outbreak of novel coronavirus (“COVID-19”), could result in business disruption, sustained economic downturn, margin pressures and have an material adverse effect on our business and operating results;

•
our reliance on consumer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends;

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our ability to acquire new customers and retain existing customers in a cost-effective manner depends on the success of our advertising efforts;

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our ability to maintain average order value levels;

•
our ability to accurately forecast net sales and appropriately plan our expenses in the future;

•
our recent growth rates may not be sustainable or indicative of our future growth;

•
our ability to effectively manage our inventory;

•
loss of, or disruption in, our only distribution facility;

•
the imposition or increase of tariffs and the uncertainty regarding international economic relations could adversely affect our business;

•
changes in customs and international trade laws may result in increased costs which could limit our ability to operate our business and limit our ability to grow;

•
if sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our sites; and

•
the loss of senior management or attrition among our buyers or key employees could adversely affect our business.

Enforcement of Civil Liabilities
We are incorporated and currently existing under the laws of the Netherlands. Our registered offices and most of our assets are located outside of the United States. In addition, upon completion of the offering, all of the members of the board of managing directors of MYT Netherlands (the “Management Board”), a majority of the members of the supervisory board of MYT Netherlands (the “Supervisory Board”), other members of our senior management and any experts named herein will be residents of Germany or jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon us or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against us in the United States.
Awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in the Netherlands. In addition, actions brought in a Dutch court against MYT Netherlands or the members of our Supervisory Board and Management Board, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, Dutch courts generally do not award punitive damages. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the Netherlands will depend on the particular facts of the case as well as the laws and treaties in effect at the time.
Litigation in the Netherlands is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in the Netherlands are typically conducted in the Dutch language, and all documents submitted to the court would, in principle, have to be translated into Dutch. Evidentiary documents may be submitted in the English, French or German language, although courts in the Netherlands may request translations. Accordingly, it may be difficult for a U.S. investor to bring an original action in a Dutch court predicated upon the civil liability provisions of the U.S. federal securities laws against us, certain members of our Management and Supervisory Boards and senior management and the experts named in this prospectus. The United States and the Netherlands do not currently have a treaty providing for recognition and enforcement of judgments (other than the multi-party treaty with respect to arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in the Netherlands is possible in accordance with applicable Dutch laws. Even if a judgment against our company, the members of our Management Board, Supervisory Board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Dutch courts. See “Enforcement of Civil Liabilities.”
Share Split
We effected a 70,190.687 for one share split on January 12, 2021. All share and per share amounts presented in this prospectus gives effect to such share split of our ordinary shares.
Corporate Information
MYT Netherlands was incorporated on May 31, 2019 as a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid). Subsequently from June through August 2019, NMG Parent, through a series of transactions, contributed 100% of the equity interests in MGG and its subsidiaries to the predecessor of MYT Holding, which in turn, contributed such interests to

MYT Netherlands, whereby MYT Netherlands became the direct parent of MGG. As of September 7, 2020, MYT Netherlands has its place of effective management in Aschheim, Germany. We will take the position that MYT Netherlands is a tax resident of Germany under German law. For further discussion, see “Risk Factors—Risks Related to ADSs and this Offering—One or more taxing authorities could challenge the tax residency of MYT Netherlands, and if such challenge were to be successful, we could be subject to increased and/or different taxes than we expect.”
Our principal executive offices are located at Einsteinring 9, 85609 Aschheim/Munich, Germany. Our telephone number is +49 89 127695-614. Our website address is www.mytheresa.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus. We have included our website address as an inactive textual reference only.
The Reorganization Transactions
We have historically conducted our business through MGG and its subsidiaries. MGG was incorporated on March 18, 2014 as Blitz 14-88 GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung). We changed its name to NMG Germany GmbH pursuant to a shareholder’s resolution dated September 10, 2014, which was registered with the commercial register on October 2, 2014. In 2010, Acton Capital Partners acquired a minority stake in Mytheresa through its wholly owned subsidiary, Acton GmbH & Co. Heureka KG and in October 2014, Neiman Marcus Group Ltd LLC (“Neiman Marcus Group”) acquired 100% of the equity interests in MGG through its wholly owned subsidiary, NMG International LLC (“NMG International”). In September 2018, substantially all of the holdings of NMG International, which consisted principally of the entities through which we conducted the operations of Mytheresa, were distributed up to the indirect parent of Neiman Marcus Group, then known as Neiman Marcus Group, Inc. (“NMG Parent”) (the “Distribution”). NMG Parent subsequently contributed 100% of the equity interests in MGG and its subsidiaries to the predecessor of MYT Holding, which in turn, contributed such interests to MYT Netherlands, whereby MYT Netherlands became the direct parent of MGG in July 2019. As a result of the Distribution, the Mytheresa entities were no longer subsidiaries of Neiman Marcus Group but rather subsidiaries of NMG Parent. We changed the name of NMG Germany GmbH to Mytheresa Group GmbH pursuant to a shareholder’s resolution dated, September 3, 2020, which was registered with the commercial register on September 15, 2020.
In May 2020, Neiman Marcus Group filed for Chapter 11 bankruptcy in the United State Bankruptcy Court for the Southern District of Texas. On September 25, 2020, the holding company structure for MYT Netherlands underwent a restructuring in settlement of all outstanding claims associated with the Neiman Marcus Group bankruptcy and the Distribution, and MYT Netherlands became a wholly owned subsidiary of MYT Holding (the “Reorganization Transactions”). See “Matters Related to Our Current and Former Parent Entities—Neiman Marcus Group Bankruptcy.”
MYT Holding controls a majority of the voting power of our ordinary shares, and we will thus be a “controlled company” under the NYSE corporate governance requirements. MYT Holding will exercise control over all matters requiring approval by our shareholders, including the appointment and removal of the members of our Supervisory Board. See “Risk Factors—Risks Related to ADSs and this Offering—MYT Holding controls the direction of our business, and MYT Holding’s concentrated ownership of our capital stock will prevent you and other shareholders from influencing significant decisions.”
Implications of Being an “Emerging Growth Company” and a “Foreign Private Issuer”
Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible, for up to five years, to take advantage of certain exemptions from various reporting requirements that are applicable to other publicly traded entities that are not emerging growth companies. These exemptions include:
•
the ability to include only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure

(although we have chosen not to avail ourselves of such exemption and have included three years of audited financial statements in this registration statement of which this prospectus forms a part);
•
exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), in the assessment of our internal control over financial reporting;

•
to the extent that we no longer qualify as a foreign private issuer, (i) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (ii) exemptions from the requirement to hold a non-binding advisory vote on executive compensation, including golden parachute compensation; and

•
not being required to comply with any requirement that has or may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the consummation of this offering or such earlier time that we are no longer an emerging growth company. As a result, the information contained in this prospectus may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find the ADSs less attractive because we may rely on these exemptions. The result may be a less active trading market for the ADSs, and the price of the ADSs may become more volatile.
We will remain an emerging growth company until the earliest of: (1) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion; (2) the last day of the fiscal year following the fifth anniversary of the date of this offering; (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of the ADSs that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (4) the date on which we have issued more than $1.00 billion in non-convertible debt securities during any three-year period.
Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for complying with new or revised accounting standards. Given that we currently report and expect to continue to report under IFRS as issued by the IASB, we have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. Under federal securities laws, our decision to opt out of the extended transition period is irrevocable.
Foreign Private Issuer
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the rules under the Exchange Act requiring domestic filers to issue financial statements prepared under U.S. GAAP;

•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•
the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specific information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Notwithstanding these exemptions, we will file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or members of our Supervisory Board are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States, or (iii) our business is administered principally in the United States.
Both foreign private issuers and emerging growth companies are also exempt from certain more extensive executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company, but remain a foreign private issuer, we will continue to be exempt from the more extensive compensation disclosures required of companies that are neither an emerging growth company nor a foreign private issuer and will continue to be permitted to follow our home country practice on such matters.

THE OFFERING
ADSs offered by us
13,647,059 ADSs, each representing one ordinary share.
ADSs offered by the Selling Shareholder
2,000,000 ADSs, each representing one ordinary share.
Ordinary shares to be outstanding immediately after this offering
85,783,883 ordinary shares (or 86,384,153 ordinary shares if the underwriters exercise their option to purchase additional ADSs within 30 days of the date of this prospectus from us and the Selling Shareholder in full).
Over-allotment option to purchase additional ADSs
We and the Selling Shareholder have granted the underwriters an option to purchase up to an aggregate of 2,347,058 additional ADSs (up to 586,764 from us and up to 1,760,294 from the Selling Shareholder) within 30 days of the date of this prospectus.
Selling Shareholder
MYT Holding will sell ADSs in this offering. See “Principal and Selling Shareholders.”
American Depositary Shares
The underwriters will deliver ADSs representing our ordinary shares. Each ADS represents one of our ordinary shares.
As an ADS holder, we will not treat you as one of our shareholders. The depositary, The Bank of New York Mellon (the “depositary”), will be the holder of the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may surrender your ADSs and withdraw the underlying ordinary shares as provided, and pursuant to the limitations set forth in the deposit agreement. The depositary will charge you fees for, among other items, any such surrender for the purpose of withdrawal. As described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect. To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is an exhibit to the registration statement of which this prospectus forms a part.
Depositary
The Bank of New York Mellon
Custodian
ING Bank N.V. (the “custodian”)
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $304.6 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. We will not receive any proceeds from the sale of ADSs by the Selling Shareholder.
We intend to use up to $207 million of the net proceeds of this offering to cause MGG to repay all or a portion of the principal and accrued and unpaid interest outstanding under the 6.00% Shareholder Loans Due 2025, which will in turn be used to repay all or a portion of the principal and accrued and unpaid interest outstanding under certain 7.50% Senior Secured PIK Notes Due 2025

(but not less than $125.0 million in principal amount) issued in the original principal amount of $200.0 million by MYT Holding in connection with the settlement of all claims against MYT Holding and MYT Netherlands related to the Neiman Marcus Bankruptcy and the Distribution. See the section captioned “Matters Related to Our Current and Former Parent Entities—Neiman Marcus Group Bankruptcy” for additional information on the Senior Secured PIK Notes. We intend to repay the remainder of the Shareholder Loans, if any, out of the net proceeds of one or more equity offerings in the future. The Shareholder Loans were originally incurred in 2014 as part of the acquisition financing for Mytheresa by the Neiman Marcus Group. See “Related Party Transactions—Shareholder Loans” for additional information on the Shareholder Loans.
We plan to use the remaining net proceeds, estimated to be approximately $97.6 million, for working capital and other general corporate purposes.
See the section captioned “Use of Proceeds” for a more complete description of the intended use of the proceeds from this offering.
Directed Share Program
At our request, the underwriters have reserved up to 782,353 ADSs, or 5.0% of the ADSs offered by this prospectus, for sale at the initial public offering price through a directed share program to certain individuals identified by our members of our Supervisory and Management Boards.
The number of ADSs available for sale to the general public will be reduced to the extent that such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus. Morgan Stanley & Co. LLC will administer our directed share program. See the sections titled “Related Party Transactions,” “Shares Eligible for Future Sale,” and “Underwriters—Directed Share Program.”
Listing
We have applied to list the ADSs on the NYSE under the symbol “MYTE.”
Risk factors
See the section captioned “Risk Factors” beginning on page 23 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.
The number of ordinary shares outstanding immediately after this offering is based on 72,136,824 ordinary shares outstanding as of the date of this prospectus (as adjusted to reflect the share split described herein and 1,946,317 shares (plus an additional 13,506 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full) subject to share awards granted at the time of this offering under the MYT Netherlands Parent B.V. Omnibus Incentive Compensation Plan) and excludes 9,922,892 ordinary shares reserved for future issuance under our MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan, which is expected to become effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.
Unless otherwise indicated, all information contained in this prospectus assumes or gives effect to:
•
the consummation of the Reorganization Transactions;

•
no exercise by the underwriters of their option to purchase an additional 2,347,058 ADSs in aggregate in this offering; and

•
an initial public offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
We have historically conducted our business through MGG and its subsidiaries. The following consolidated financial and operating data are prepared for MYT Netherlands and its subsidiaries, including MGG. See “Prospectus Summary—The Reorganization Transactions.” Following the offering we will cause MGG to repay all or a portion of the Shareholder Loans, which will in turn be used repay all or a portion of the Senior Secured PIK Notes of MYT Holding as described under “Use of Proceeds.”
We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. Our summary consolidated statements of profit and cash flow data presented below for fiscal 2018, fiscal 2019, and fiscal 2020 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our summary consolidated balance sheet data presented below as of September 30, 2020 and our summary consolidated statements of profit and cash flow data presented below for the three months ended September 30, 2019 and 2020 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus.
The following table also contains translations of Euro amounts into U.S. Dollars for fiscal 2020 and as of and for the three months ended September 30, 2020. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period-end date for the applicable period, which as of June 30, 2020 was €1.00 = $1.1237 and as of September 30, 2020 was €1.00 = $1.1723. You should not assume that, on that or any other date, one could have converted these amounts of Euros into U.S. Dollars at this or any other exchange rate.
Certain amounts presented in tables are subject to rounding adjustments and, as a result, the totals in such tables may not sum.
Our historical results presented below are not necessarily indicative of the results to be expected for any future period. The summary consolidated financial and operating data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.
	Years Ended June 30,				Three Months Ended September 30,
	2018	2019	2020	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2020 (unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net sales	€303,520	€379,086	€449,487	$505,089	€99,112	€126,359	$148,130
Cost of sales, exclusive of depreciation and amortization	(160,469)	(201,410)	(239,546)	(269,178)	(52,766)	(67,678)	(79,339)
Gross profit	143,051	177,676	209,941	235,911	46,346	58,681	68,791
Shipping and payment costs	(36,163)	(44,104)	(52,857)	(59,395)	(13,141)	(14,833)	(17,389)
Marketing expenses	(47,671)	(55,767)	(62,507)	(70,239)	(15,816)	(17,441)	(20,446)
Selling, general and administrative expenses	(40,114)	(52,038)	(66,427)	(74,644)	(13,955)	(15,556)	(18,236)
Depreciation and amortization	(6,796)	(7,686)	(7,885)	(8,860)	(1,877)	(2,021)	(2,369)
Other income (expense), net	1,499	995	645	725	(40)	(621)	(728)
Operating income	13,806	19,076	20,910	23,498	1,517	8,209	9,623
Finance (expense) income, net	(4,835)	(13,986)	(11,119)	(12,494)	(9,373)	5,182	6,075
Income (loss) before income taxes	8,971	5,090	9,791	11,004	(7,856)	13,391	15,698
Income tax (expense) benefit	(3,468)	(3,439)	(3,441)	(3,867)	(3,545)	(3,762)	(4,410)

	Years Ended June 30,				Three Months Ended September 30,
	2018	2019	2020	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2020 (unaudited)
	(in thousands, except share and per share data)
Net income (loss)	€5,503	€1,651	€6,350	$7,137	€(4,311)	€9,629	$11,288
Basic and diluted earnings (loss) per ordinary share	€0.08	€0.02	€0.09	$0.10	€(0.06)	€0.14	$0.16
Weighted average ordinary shares outstanding (basic and diluted):	70,190,687	70,190,687	70,190,687	70,190,687	70,190,687	70,190,687	70,190,687
Consolidated Statement of Cash Flow Data:
Net cash (outflow) inflow from operating activities	€(4,862)	€2,367	€10,559	$11,865	€(21,996)	€(33,378)	$(39,129)
Net cash (outflow) from investing activities	(5,431)	(1,845)	(2,420)	(2,719)	(619)	(904)	(1,060)
Net cash (outflow) inflow from financing activities	(4,410)	(2,092)	(878)	(987)	25,127	30,834	36,147
	As of September 30, 2020
	Actual (unaudited)	Actual (unaudited)	Pro Forma as Adjusted(1)	Pro Forma as Adjusted(1)
	(in thousands)
Consolidated Statement of Financial Position Data:
Total non-current assets	€182,424	$213,856	€182,424	$213,856
Total current assets	231,114	270,935	305,609	358,266
Total assets	413,538	484,791	488,033	572,121
Total current liabilities	124,568	146,031	124,568	146,031
Total non-current liabilities	214,328	251,257	28,952	33,940
Total liabilities	338,896	397,288	153,520	179,971
Accumulated deficit	(18,605)	(21,811)	(60,108)	(70,465)
Total shareholders’ equity	€74,642	$87,503	€334,513	$392,150

(1)
Pro forma as adjusted amounts for the consolidated statement of financial position data give effect to (i) the issuance of 1,946,317 shares granted under the 2020 Plan at the time of this offering and the resulting share-based compensation expense of € 41.5 million ($48.7 million), based on the assumed initial offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, (ii) the issuance of 13,647,059 ADSs in this offering at an initial public offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (iii) the use of proceeds to partially repay the Shareholder Loans. See “Use of Proceeds.” A $1.00 increase or decrease in the assumed initial public offering price of $25.00, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of total current assets and total shareholders’ equity by approximately $12.7 million from this offering, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 shares in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of total current assets and total shareholders’ equity by approximately $23.3 million, assuming no change in the assumed initial public offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

Other Financial and Operating Data
We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

	Years Ended June 30,				Three Months Ended September 30,
	2018	2019	2020	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2020 (unaudited)
	(in thousands, except average order value, average selling price)
Active customers(1)	299	400	486	N/A	420	522	N/A
Average order value(2)	€632	€614	€600	$674	€614	€594	$696
Total orders shipped(3)	704	905	1,092	N/A	955	1,168	N/A
Adjusted EBITDA(4)	€20,922	€30,513	€35,400	$39,780	€4,359	€10,438	$12,236
Adjusted Operating Income(4)	€14,126	€22,827	€27,515	$30,920	€2,482	€8,417	$9,867
Adjusted Net Income(4)	€9,068	€15,810	€19,294	$21,682	€3,520	€5,438	$6,375

(1)
In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one online purchase across our sites in the preceding twelve-month period, measured from the last date of such period.

(2)
Average order value may fluctuate due to a number of factors including merchandise mix as well as new product categories. Average order value is calculated based on total gross sales from online orders shipped from our sites during the twelve months ended on the last day of the period presented.

(3)
Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period. Total orders shipped reflects total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented.

(4)
Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.
Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses and they do not reflect changes in our working capital needs. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.
We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. The following are reconciliations of Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income to their most directly comparable IFRS measures.

	Years Ended June 30,				Three Months Ended September 30,
	2018	2019	2020	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2020 (unaudited)
	(in thousands)
Net income	€5,503	€1,651	€6,350	$7,137	€(4,311)	€9,629	$11,288
Finance expenses, net	4,835	13,986	11,119	12,494	9,373	(5,182)	(6,075)
Income tax expense	3,468	3,439	3,441	3,867	(3,545)	3,762	4,410
Depreciation and amortization	6,796	7,686	7,885	8,860	1,877	2,021	2,369
thereof depreciation of right-of use assets(a)	5,143	5,133	5,116	5,749	1,201	1,308	1,533
EBITDA	20,602	26,762	28,795	32,358	3,394	10,230	11,992
U.S. sales tax(b)	—	1,540	1,334	1,499	936	—	—
Strategic investor sale preparation costs(c)	—	2,059	—	—	—	—	—
IPO preparation and transaction costs(d)	—	—	5,206	5,850	—	201	236
Share-based compensation expense(e)	320	152	65	73	29	7	8
Adjusted EBITDA	€20,922	€30,513	€35,400	$39,780	€4,359	€10,438	$12,236

	Years Ended June 30,				Three Months Ended September 30,
	2018	2019	2020	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2020 (unaudited)
	(in thousands)
Operating income	€13,806	€19,076	€20,910	$23,498	€1,517	€8,209	$9,623
U.S. sales tax(b)	—	1,540	1,334	1,499	936	—	—
Strategic investor sale preparation costs(c)	—	2,059	—	—	—	—	—
IPO preparation and transaction costs(d)	—	—	5,206	5,850	—	201	236
Share-based compensation expense(e)	320	152	65	73	29	7	8
Adjusted Operating Income	€14,126	€22,827	€27,515	$30,920	€2,482	€8,417	$9,867

	Years Ended June 30,				Three Months Ended September 30,
	2018	2019	2020	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2020 (unaudited)
	(in thousands)
Net income	€5,503	€1,651	€6,350	$7,137	€(4,311)	€9,629	$11,288
U.S. sales tax(b)	—	1,540	1,334	1,499	936	—	—
Strategic investor sale preparation costs(c)	—	2,059	—	—		—	—
IPO preparation and transaction costs(d)	—	—	5,206	5,850	—	201	236
Share-based compensation expense(e)	320	152	65	73	29	7	8
Finance expenses on loans(f)	4,247	13,315	9,645	10,838	9,215	(5,450)	(6,389)
Income tax effect(g)	(1,002)	(2,907)	(3,306)	(3,715)	(2,349)	1,051	1,232
Adjusted Net Income	€9,068	€15,810	€19,294	$21,682	€3,520	€5,438	$6,375

(a)
We adopted IFRS 16 “Leases” effective July 1, 2017 under the full retrospective method. Under IFRS 16, right of use assets are depreciated over their estimated useful life. Total depreciation expense for right of use assets capitalized under IFRS 16 was €5.1 million in each of fiscal 2018, fiscal 2019 and fiscal 2020. Cash payments for lease liabilities recorded under IFRS 16 were €4.4 million, €5.6 million and €4.3 million in fiscal 2018, fiscal 2019 and fiscal 2020, respectively. Total depreciation expense for right of use assets capitalized under IFRS 16 was €1.2 million and €1.3 million for the three months ended September 30, 2019 and 2020, respectively. Cash payments for lease liabilities recorded under IFRS 16 were €1.3 million and €1.8 million for the three months ended September 30, 2019 and 2020, respectively.

(b)
Represents expenses related to sales tax liabilities temporarily borne by us through the fourth quarter of fiscal 2020 in the United States. We temporarily incurred sales tax related liabilities on customer purchases in the United States because we were not able to charge our customers for these amounts at the point of sale under our previous IT configuration. Due to upgrades in our IT infrastructure during the fourth quarter of fiscal 2020, we no longer incur these expenses, as we charge the applicable U.S. sales tax directly to our customers.

(c)
Represents non-recurring professional fees, including advisory and accounting fees, associated with our consideration of a trade sale of the business to a strategic investor during fiscal 2019, which are classified within selling, general and administrative expenses. We ultimately decided against a trade sale in favor of an initial public offering.

(d)
Represents non-recurring professional fees, including consulting, legal and accounting fees, related to this offering, which are classified within selling, general and administrative expenses.

(e)
During fiscal 2018, fiscal 2019 and fiscal 2020 and the three months ended September 30, 2019 and 2020, certain key management personnel received share-based compensation from our ultimate parent. We do not consider these expenses to be indicative of our core operating performance.

(f)
Our Adjusted Net Income excludes finance expenses associated with our Shareholder Loans and Retired Shareholder Loans, which we do not consider to be indicative of our core performance. We did not receive any cash proceeds under these loans, which originated as part of the Neiman Marcus acquisition in 2014. Further, we do not have any financial covenants associated with the Shareholder Loans, which do not have any required interest or principal payments until their respective maturities in October 2025. We expect to repay all or a portion of our Shareholder Loans using a portion of the net proceeds of this offering. Interest expense and foreign exchange gains and losses on these loans amounted to €4.2 million, €13.3 million and €9.6 million during fiscal 2018, fiscal 2019, and fiscal 2020, respectively. Interest expense and foreign exchange gains and losses on these loans amounted to €9.2 million during the three months ended September 30, 2019, while interest expense and foreign exchange gains created financial income of €5.5 million during the three months ended September 30, 2020.

For further information regarding our related party financing arrangements, refer to the consolidated financial statements and related notes included elsewhere in this prospectus.

(g)
Reflects adjustments to historical income tax expense to reflect changes in income tax expense due changes in taxable income for each of the periods presented resulting from the decrease in expenses related to U.S. sales tax, finance expenses on our Shareholder Loans and Retired Shareholder Loans, IPO preparation and transaction costs, and share-based compensation expense, assuming a statutory tax rate of 27.8%.

RISK FACTORS
Investing in the ADSs involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, which we believe are material risks of our business and this offering. Our business, financial condition, results of operations or growth prospects could be harmed by any of these risks. In such an event, the trading price of ADSs could decline, and you may lose all or part of your investment. In assessing these risks, you should also refer to all of the other information contained in this prospectus, including our consolidated financial statements and related notes. Please also see “Cautionary Statement Regarding Forward-Looking Statements.”
Risks Related to Our Business and Industry
The online luxury sector is highly competitive and if we do not compete effectively, our results of operations could be adversely affected.
The online luxury sector is highly competitive and fragmented. We compete for customers primarily with other global multi-brand online luxury retailers and online marketplaces, luxury mono-brand retailers and luxury multi-brand retailers, and to a lesser extent specialty retailers, department stores, apparel chains, stand-alone boutiques, traffic aggregators, luxury pre-owned and consignment stores, off-price retailers and flash sale websites. We believe our ability to compete depends on many factors within and beyond our control, including:
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attracting new customers and retaining existing customers;

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enhancing our relationships with existing customers;

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attracting customers from our brand partners’ increasing online offerings and capabilities;

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converting online viewing to online purchases;

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further developing our data analytics capabilities;

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maintaining favorable brand recognition and effectively marketing our services to customers;

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the amount, diversity and quality of brands and merchandise that we or our competitors offer;

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the price at which we are able to offer our merchandise;

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maintaining and growing our market share;

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price fluctuations or demand disruptions of our brand partners or other third-party vendors;

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inventory management;

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the speed and cost at which we can deliver merchandise to our customers and the ease with which they can use our services to return merchandise; and

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anticipating and quickly responding to changing fashion trends and customer shopping preferences.

Competition may increase as other established and emerging companies, including Amazon.com Inc., enter the markets in which we compete, as customer requirements evolve and as new products and technologies are introduced.
Many of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, larger databases, greater financial, marketing, institutional and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater net sales and profits from their existing customer bases, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in fashion trends and customer shopping behavior. These competitors may engage in extensive research and development efforts, enter or expand their presence in the online luxury market, undertake more far-reaching marketing campaigns, build stronger relationships with our brand partners, more effectively address our customers’ needs or adopt more aggressive pricing policies. In addition, as a result of the COVID-19 pandemic, retailers and brands that have not typically participated in e-commerce may establish an online presence on their own or with our existing competitors, which may create new or strengthen existing competitors. In September 2020, Amazon.com, Inc. launched “Amazon Luxury Stores,” an invitation-only marketplace that offers high-end ready-to-wear clothing from luxury brand partners to eligible customers. Any of the foregoing may allow our competitors to acquire a larger and more lucrative customer base or generate net sales from their existing customer bases more effectively than we do and, as a result, may have an adverse impact on our results of operations.
Competition, along with other factors such as consolidation within the luxury retail industry and changes in customer spending patterns, could also result in significant pricing pressure. Such factors may result in the loss of brand partners or customers. If we lose customers, our brand partners could reduce or terminate their relationships with us and our results of operations and profitability could decline.
If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition and results of operations could be harmed.
The online personal goods luxury sector is driven in part by fashion and beauty trends, which may shift quickly. Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to the latest fashion trends, changes in customer preferences for products, customer attitudes toward our industry and brands and where and how customers shop for those products. We must continually work to develop, produce and market new and highly curated content to our sites, provide customers with products from coveted luxury brands, offer unique products, maintain and enhance the recognition of our brand and develop our approach as to how and where we market and sell products. We typically enter into agreements to purchase our merchandise in advance of the applicable selling season and our failure to anticipate, identify or react appropriately, or in a timely manner to changes in customer preferences, tastes and trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages or delays, markdowns and write-offs, any of which could negatively impact our profitability and have a material adverse effect on our business, financial condition and results of operations. Failure to respond to changing customer preferences and to gauge and anticipate upcoming fashion trends could also negatively impact our brand image with our customers and result in diminished customer loyalty.
There is no assurance that customers will continue to purchase goods from us in the future. Customers may purchase fewer or lower-priced products if their discretionary income decreases. During periods of economic uncertainty, we may need to reduce prices in response to competitive pressures or otherwise to maintain sales, which could adversely affect relationships with our brand partners and consequently our business, financial condition, results of operations and prospects.
Any current or future health epidemic or other adverse public health development, such as the COVID-19 pandemic, could result in business disruption, sustained economic downturn, margin pressures and have a material adverse effect on our business and operating results.
Our business has been and could continue to be adversely affected by infectious disease outbreaks, such as the COVID-19 pandemic, which has spread rapidly across the globe, including in all major countries in which we operate, resulting in adverse economic conditions and business disruptions. Governments worldwide have imposed varying degrees of preventative and protective actions, such as temporary travel bans, forced business closures, and stay-at-home orders, all in an effort to reduce the spread of the virus, which has resulted in supply shortages and other business disruptions in many regions, initially in particular China and Italy, but with increasing and rapid effect to other countries as well, and has also adversely affected demand. It is impossible to predict the effect and ultimate impact of the COVID-19 pandemic as the situation is rapidly evolving. Accordingly, we cannot predict for how long and to what extent this crisis will impact our business operations or the global economy as a whole.
A substantial majority of our brand partners, offices and employees are located in Europe, and we ship all our products from our distribution center in Munich. As a result, the effects of this virus could disrupt our supply chain and distribution and fulfillment capabilities, including the delivery of merchandise from our brand partners and shipments of our merchandise to impacted regions or from our distribution center in Munich. Furthermore, many of our brand partners temporarily closed their retail stores, warehouses and/or distribution centers and may do so again in the future in response to the COVID-19 pandemic, which could interrupt our supply chain. Our offices, logistics and operations centers and employees more generally have also been affected. We have instituted many health and safety protective measures for our employees and customers, and as a consequence, our capacity for processing items has been reduced. With the majority of our employees working from home as a result, our information technologies and systems may be strained.
Restrictions on travel, quarantines and other measures imposed in response to the outbreak, as well as ongoing concern regarding its potential impact, have had and will likely continue to have a negative effect on the economies, financial markets and business activities of the countries in which outbreaks occur. Global financial markets have experienced significant losses and volatility as a result of these conditions. A continued economic downturn resulting from these measures could negatively impact customer demand and spending in the impacted regions, and cause an oversupply of inventory that could lead to markdowns or promotional sales to dispose of excess inventory, which could force us to follow suit and have an adverse effect on our gross margins and results of operations. In addition, in response to anticipated liquidity pressures stemming from a potential downturn, many companies are exploring liquidity options, including drawing on revolving facilities. Should any of these factors worsen, customer demand and our results of operations could be negatively affected in the current or future fiscal periods.
The luxury fashion industry can be volatile and difficult to predict.
In the luxury fashion industry, customer demand can quickly change depending on many factors, including the behavior of both online and brick and mortar competitors, promotional activities of competitors, rapidly changing tastes and preferences, frequent introductions of new products and services, advances in technology and the internet and macroeconomic factors, many of which are beyond our control, especially in light of the COVID-19 pandemic. With this constantly changing environment, our future business strategies, practices and results may not meet expectations or respond quickly enough to customer demand, and we may face operational difficulties in adjusting to any changes. Any of these developments could harm our business, financial condition, results of operations and prospects.
Our continued success is substantially dependent on positive perceptions of our brand which, if eroded, could adversely affect our customer, employee and brand partner relationships.
We offer products from over 200 established brands through our sites. Our ability to identify new brands and maintain and enhance our relationships with our existing brands is critical to maintaining and expanding our base of customers. A significant portion of our customers’ experience depends on third parties outside of our control, including brand partners, third-party vendors, logistics providers such as DHL, FedEx and UPS and social media providers, distributors and influencers. If these third parties do not meet our or our customers’ expectations or if they increase their prices or materially reduce or terminate their relationship with us, our brand may suffer irreparable damage and/or our costs may increase.
Customer complaints or negative publicity about our sites, products, product delivery times, customer support, customer data handling or security practices, especially on blogs and social media platforms, could rapidly and severely diminish use of our sites and current and potential customers’ and brand partners’ confidence in us, which could result in harm to our brand and our business. We believe that some of the growth in our customer base to date has originated from social media, influencer marketing and affiliate marketing. If we are not able to develop and maintain positive relationships with our influencer and affiliate marketing partners, or if we or such partners are targets of negative publicity, including in connection with reactions to social or political events, such as the Black Lives Matter movement or protests against the use of fur, on social media, our ability to promote and maintain awareness of our sites and brands and leverage social media platforms to drive customers to our sites may be adversely affected, which could have an adverse effect on our business, financial condition, results of operations and prospects.
We depend on the success of our advertising efforts. If we fail to acquire new customers through our marketing effort in a cost-effective manner or at all we may not be able to increase net sales or maintain profitability.
Our success depends on the success of our marketing efforts in acquiring customers in a cost-effective manner. Our advertising efforts primarily comprise brand and performance-based advertising, public relations and events. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of shopping for luxury goods and may prefer alternatives to our offerings, such as traditional brick-and-mortar retailers and the websites of our competitors. We make significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. For example, our performance-based advertising includes paid search/product listing ads, affiliate networks, display prospecting and retargeting and other digital channels.
In addition to our performance-based advertising, we may use third-party social media platforms as, among other things, marketing tools. For example, we currently maintain Instagram, Facebook, Twitter, Pinterest, YouTube, Weibo, WeChat, and Naver accounts. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish a presence on new or emerging popular social media platforms. If we are unable to cost-effectively use some of our social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to optimize our use of such platforms, our ability to attract new customers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us or our employees to abide by applicable laws and regulations in the use of these platforms or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and results of operations.
We are also subject to certain risks due to our reliance on digital channels in our advertising efforts. Digital channels change their algorithms periodically, and our rankings in organic searches and visibility in social media feeds could be adversely affected by those changes. This has occurred in the past and required us to increase our spending on paid marketing to offset the loss in traffic. Search engine companies may also determine that we are not in compliance with their guidelines and penalize us in their algorithms. Even with an increase in marketing spend to offset any loss in search engine optimization traffic as a result of algorithm changes, the recovery period in organic traffic may span multiple quarters or years. If digital platforms change or penalize us with their algorithms, terms of service, display and featuring of search results, or if competition increases for advertisements, we may be unable to cost-effectively attract customers. Our relationships with digital platforms are not covered by long-term contractual agreements and do not require any specific performance commitments. In addition, many of the platforms and agencies with whom we have advertising arrangements provide advertising services to other companies, including retailers with whom we compete. As competition for online advertising has increased, the cost for some of these services has also increased.
In addition, we partner with influential figures and social media and celebrity influencers within the fashion and entertainment industry in order to promote our sites. Such campaigns are expensive and may not result in the cost-effective acquisition of new customers. Further, the competition for relationships with influencers is increasing, and the cost of maintaining such relationships will likely increase. In addition, we do not prescribe what our influencers post, and if we were held responsible for the content of their posts or their actions, we could be forced to alter our practices, which could have an adverse impact on our business. Influencers, designers and celebrities with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. The harm may be immediate, without affording us an opportunity for redress or correction.
The net profit from new customers we acquire may not ultimately exceed the cost of acquiring those customers. If we fail to deliver an exclusive shopping experience, or if customers do not perceive the products we offer as unique luxury pieces reflecting the latest fashion trends, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase an amount of merchandise sufficient to grow our business, we may not be able to generate the necessary growth to drive beneficial network effects with our brand partners, our net sales may decrease, and our business, financial condition and results of operations may be adversely affected. Additionally, if our marketing efforts are not successful in promoting awareness of our brand, driving customer engagement or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected.
Our failure to retain existing customers or to maintain average order value or customer spending levels may impair our net sales growth, which could have a material adverse effect on our business and results of operations.
A significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the merchandise we offer. In fiscal 2020, the top 2.6% of our customers accounted for approximately 30% of our gross sales. If existing customers no longer find our offerings appealing, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our existing customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our results of operations. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average spend, our financial condition, results of operations and growth prospects could be adversely affected.
In addition, for our most valued customers, we invest in hosting exclusive events, personal shoppers and in-person styling sessions in various international locations, which has become challenging during the COVID-19 pandemic. If we are unable to retain our most valued customers or if they do not purchase an amount of merchandise sufficient to grow our business, we may not be able to generate the necessary growth to drive beneficial network effects with our brand partners, our net sales may decrease and our business, financial condition and results of operations may be adversely affected.
Our failure to maintain strong relationships with our brand partners could limit our ability to provide differentiated luxury merchandise and harm our business and prospects.
Our relationships with established brand partners is a key factor in our success. Many of our brand partners limit the number of retail and wholesale channels that they use to sell their merchandise, and we have no guaranteed supply arrangements with our brand partners. Nearly all of our luxury brands are sold by competing retailers and have their own proprietary retail stores and/or websites that compete with us. Accordingly, there can be no assurance that any of our brand partners will continue to sell to us or to meet our quality, style and volume requirements. Some of our brand partners also impose geographical restrictions where we are allowed to sell their products. Other brand partners may, in the future, also restrict our ability to sell their products in certain regions. Our failure to offer our brand partners the ability to present their products in a manner that preserves brand integrity could have an adverse impact on our relationships with such brand partners. Our distribution model may also evolve over time and could include, among other distribution models, arrangements where a vendor retains inventory ownership. Any such distribution model could result in changes to our future revenue composition, inventory levels and margins, with a possible negative effect on our future revenue growth rate, and our brand and reputation could be adversely affected if we are not able to continue controlling the full customer experience associated with shopping on our site. Brand partner relationships could also be adversely impacted if we are not able to sell our brand partners’ products at full price and instead offer such products at discounted prices, thereby undermining their pricing strategies and in turn indirectly reducing their net sales. Losing brand partners or being restricted by them may cause us to lose customers and hinder our ability to acquire new customers. Any terminations, reductions or limitations by brand partners may adversely affect our business and prospects.
During periods of adverse change in general economic, industry or competitive conditions, some of our brand partners may experience cash flow issues, reductions in available credit from banks, factors or other financial institutions, or increases in the cost of capital. In response to those conditions or to concerns about the financial condition of us or our affiliates, such brand partners may attempt to increase their prices, alter historical credit and payment terms available to us or take other actions. Certain of our brand partners use third party trade credits on the basis of orders placed by us to subsidize a portion of their production costs. In certain cases, this has prompted brand partners to alter historical credit and payment terms available to us. If this were to recur in the future, it could disrupt our merchandise sourcing and order fulfilment and adversely affect our liquidity.
Any of these actions could have an adverse impact on our relationships with our brand partners, or constrain the amounts or timing of our purchases from such brand partners, which could ultimately have an adverse effect on our business and prospects.
Our failure to maintain a relevant, enjoyable and reliable experience for our customers and to meet our customers’ evolving shopping preferences could adversely affect our customer relationships.
We seek to provide a relevant, enjoyable and reliable experience for our customers and to meet our customers’ evolving shopping preferences. To do so, we must continuously offer differentiated merchandise and brands, anticipate evolving fashion trends and offer access to exclusive merchandise. We must also provide our customers with superior service throughout their shopping experience and keep up-to-date with current technology trends, including the proliferation of mobile usage, evolving creative user interfaces and other e-commerce marketing trends related to customer acquisition and engagement, among others, which may increase our costs and may not yield higher sales or more customers. We must also keep up with evolving shopping preferences, including convenient and low-cost or free shipping options. Although we continually analyze trends in the way our customers shop, in an effort to maximize incremental sales, we may not gather accurate and relevant data or effectively utilize that data to accurately predict our customers’ shopping preferences, which may impact our strategic planning and decision making. If for any reason we are not successful at developing and providing a convenient, consistent and enjoyable shopping experience for our customers or providing our customers the products they want, when and where they want them, our business, financial condition, results of operation and prospects could be adversely affected.
We rely on customer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends.
We sell luxury fashion merchandise. Although the market for luxury goods is less sensitive to economic downturns than markets for ordinary goods, purchases of merchandise by our customers are nonetheless discretionary, and therefore dependent upon the level of customer spending, particularly among affluent customers. As a result, our business and results of operations are subject to global economic conditions and their impact on customer discretionary spending. Some factors that may negatively influence customer spending include high levels of unemployment, higher customer debt levels, reductions in net worth, decreased demand resulting from significantly reduced opportunity to wear luxury fashion merchandise in public or social situations due to stay-at-home orders or preferences as a result of the COVID-19 pandemic, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and national and global geo-political and economic uncertainty, including in connection with tariffs or trade laws. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires, public health crises, political crises, such as terrorist attacks, war and other political instability or other unexpected events, and such events could also disrupt our operations, internet or mobile networks or the operations of one or more of our third-party service providers. For example, if any such disaster were to impact our flagship store or distribution center in Munich, our results of operations could be adversely affected. Customer purchases of discretionary items, including the merchandise that we offer, may decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in customer confidence.
Adverse economic changes could reduce customer confidence, and thereby could negatively affect our results of operations. A reduction in customer spending or disposable income may affect us more significantly than companies in other industries and companies with a more diversified product offering. In addition, negative national or global economic conditions may adversely affect our brand partners’ financial performance, liquidity and access to capital, which may affect their production levels and/or product quality and could cause them to raise prices, lower production levels or cease their operations. In challenging and uncertain economic environments, we cannot predict when macroeconomic uncertainty may arise, whether or when such circumstances may improve or worsen or what impact such circumstances could have on our business.
Any adverse impact on our relationship with the limited number of brand partners from whom we generate a significant portion of our net sales could have a material adverse effect on our business and results of operations.
In fiscal 2020, approximately 68% of our net sales were derived from our top 30 brand partners. If one or more of these brand partners were to (i) limit the supply of merchandise made available to us, (ii) increase the supply of merchandise made available to our competitors, (iii) increase the supply of merchandise made available to their own proprietary retail stores and websites or significantly increase the number of their proprietary retail stores, or (iv) cease the distribution of their merchandise to us, our business, net sales, earnings and profitability could be adversely affected. Any decline in the quality or popularity of our top designer brands could also adversely affect our business.

The failure of one or more of these brand partners to supply their products to us on a timely basis, or at all, or at the prices we expect, may have a material adverse effect on our business, financial condition and results of operations. Further, our brand partners may:
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have economic or business interests or goals that are inconsistent with ours;

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take actions contrary to our requests, policies or objectives;

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be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet certain production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products;

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have financial difficulties;

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encounter raw material or labor shortages;

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encounter increases in raw material or labor costs which may affect their procurement costs, potentially resulting in an increase in their prices;

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engage in activities or employ practices that may harm our reputation; or

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work with, be acquired by, or come under the control of, our competitors.

Any of these factors could have an adverse impact on our relationships with such brand partners and the volume or timing of our purchases from such brand partners and could adversely affect our business, financial condition, results of operations and prospects.
If our brand partners do not continue to produce products that are consistent with our standards or applicable regulatory requirements, this could adversely affect the quality of our collections, cause customer dissatisfaction and harm our reputation.
We do not own or operate any manufacturing facilities or design the merchandise we sell. The ability of our brand partners to design, manufacture and supply us with their products may be affected by competing orders placed by other retailers and the demands of those retailers. If we experience significant increases in demand, or need to replace a significant amount of merchandise, there can be no assurance that additional supply will be available when required on terms that are acceptable to us, or at all, or that any brand supplier will allocate sufficient capacity to us in order to meet our requirements.
In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. We do not regularly inspect the merchandise supplied by our brand partners and quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, which could harm our sales and create inventory write-downs for unusable products. We have also outsourced portions of our distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries and territories, and we rely on third parties for credit card processing, hosting and networking for our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in moving these outsourced functions under our management and direct control or that of another third party, may have a material adverse effect on our business, financial condition and results of operations.
Our failure to successfully introduce new product categories could harm our business, financial condition, results of operations and prospects.
As part of our ongoing business strategy we expect to introduce new products in our traditional product categories of clothing, shoes, bags and accessories, while also expanding our product launches into adjacent categories in which we may have little to no operating experience. In 2019, we launched Mytheresa Kids and, in January 2020, we launched Mytheresa Men, to expand our curated offering to these large and underserved categories. If we are unable to effectively market these categories to new and existing customers, the launch of these product lines may not be as successful as we anticipate. Our inability to successfully introduce new products in our traditional categories or in adjacent categories could limit our future growth and have a material adverse effect on our business, financial condition, results of operations and prospects.
Any disruptions at our flagship store could negatively affect our business, results of operations, financial condition and prospects.
We generate a portion of our net sales (approximately 3% in fiscal 2020) from our Munich flagship store and, since its opening in April 2020, our new men’s store, which is also located in Munich. As a result, we are more vulnerable to economic and other conditions affecting the metropolitan region surrounding Munich than our more geographically diversified competitors. Factors that may affect our results of operations include, among other things, the COVID-19 pandemic and resulting lock-downs or shelter-at-home orders, changes in demographics, population and employee bases, wage increases, future changes in economic conditions, severe weather conditions and winter storms. Any events or circumstances that negatively affect the region could adversely affect our net sales and profitability. Such conditions may result in reduced customer traffic and spending in our store, physical damage to our store, loss of inventory or closure of our store. Any of these factors may disrupt our business and adversely affect our business, financial condition and results of operations.
We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.
We base our current and future expense levels on our operating forecasts and estimates of future net sales, gross margins and bottom-up estimates of functional cost increases. Net sales and results of operations are difficult to forecast because the purchasing behavior of our existing customers as well as our success in acquiring new customers may vary and is subject to global economic and health conditions. In addition, our historical growth rates, trends and other key performance metrics may not be meaningful predictors of future growth. Our business is affected by general economic and business conditions in the European Union and in the other international markets in which we operate. In addition, we experience shifts in overall sale seasons in our business, and our mix of product offerings is variable from day-to-day and quarter-to-quarter. This variability makes it difficult to predict sales and could result in significant fluctuations in our net sales, margins and profitability. Some of our expenses are fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. Any failure to accurately predict net sales could cause our results of operations to be lower than expected, which could adversely affect our financial condition and the price of ADSs.
Our recent growth rates may not be sustainable or indicative of our future growth.
Our historical net sales and profitability may not be indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our net sales and profitability could decline or grow more slowly than we expect.
We believe that our continued growth will depend upon, among other factors, our ability to:
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identify new and emerging brands and maintain relationships with our established brand partners;

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acquire new customers and retain existing customers;

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develop new features to enhance the customer experience on our sites;

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increase the frequency with which new and existing customers purchase products on our sites through merchandising, data analytics and technology;

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invest in our online infrastructure to enhance and scale the systems our customers use to interact with our site;

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access new complementary customer categories; and

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expand internationally.

We cannot assure you we will be able to achieve any of the foregoing. Our customer base may not continue to grow or may decline as a result of increased competition and the maturation of our business. Failure to sustain our growth could have an adverse effect on our business, financial condition and results of operations and on the trading price of ADSs.
Additionally, we expect our costs to increase in future periods due to, among other items, inflation, regulatory requirements, competitive pressures, commodity price increases and increased labor costs, which could negatively affect our future results of operations and ability to sustain profitability. We expect to continue to expend substantial financial and other resources on acquiring and retaining customers, our technology infrastructure and the development of new features, sales and marketing, international expansion, and expenses related to being a public company. These investments may not result in increased net sales or growth in our business. If we cannot successfully earn net sales at a rate that exceeds the costs associated with our business, we will not be able to sustain profitability or generate positive cash flow on a sustained basis and our net sales growth rate may decline. If we fail to continue to increase our net sales and grow our overall business, our business, financial condition, results of operations and prospects could be adversely affected.
We are also required to manage numerous relationships with various brand partners and other third parties. Further growth of our operations, fulfillment infrastructure, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and results of operations may be adversely affected.
Our quarterly results of operations may fluctuate, which could cause the ADS price to decline.
Our quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:
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fluctuations in net sales generated from the brands on our sites, including as a result of shifts in overall sale seasons, changes in regional mix and changes in brand delivery patterns and timing;

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fluctuations in product mix;

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our ability to effectively manage our sites and new and existing brands;

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fluctuations in the levels of inventory;

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fluctuations in capacity as we expand our operations;

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our success in engaging existing customers and attracting new customers;

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the amount and timing of our operating expenses;

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the timing and success of new products and brands we introduce;

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the impact of competitive developments and our response to those developments;

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our ability to manage our existing business and future growth;

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disruptions or defects in our sites, such as privacy or data security breaches; and

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economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly results of operations may cause those results to fall below the expectations of analysts or investors, which could cause the price of ADSs to decline. Fluctuations in our results could also cause a number of other difficulties. For example, analysts or investors might change their models for valuing ADSs, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish and other unanticipated issues may arise.
In addition, we believe that our quarterly results of operations may vary in the future and that period-to-period comparisons of our results of operations may not be meaningful. For example, our historical growth may have overshadowed the shifts in the overall effect of sale seasons on our historical results of operations. These shifts in the overall effect of sale seasons may become more pronounced over time, which could also cause our results of operations to fluctuate. You should not rely on the results of one quarter as an indication of future performance.

Fluctuations in exchange rates may adversely affect our results of operations.
We are exposed to market risk from fluctuations in foreign currencies. Material portions of our net sales and expenses have been generated by our operations outside the European Union, and we expect that these operations will account for a material portion of our net sales and expenses in the future. We use foreign service vendors whose costs are affected by the fluctuation of their local currency against the Euro or who price their services in currencies other than the Euro, including the British Pound, U.S. Dollar and Swiss Franc. We have also generated significant sales in foreign locations, principally the United Kingdom, the United States, China, South Korea, and the Middle East. Our brand partners may also be impacted by currency exchange rate fluctuations with respect to the purchase of fabric and other raw materials and could pass any such increased costs on to us. We may not be able to pass increased prices on to customers, which could adversely affect our business and financial condition.
Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We track certain key operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators. Data from such sources may include information relating to fraudulent accounts and interactions with our sites (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or their accounts). We have only a limited ability to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it more difficult to detect such activity.
Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. If we under or over count performance due to the internal data analytics tools we use or issues with the operating data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the operating data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure operating data may affect our understanding of certain details of our business, which could affect our longer-term strategies.
If our operating metrics are not accurate representations of the reach or monetization of our offerings and network, if we discover material inaccuracies in our metrics or the operating data on which such metrics are based, or if we can no longer calculate any of our key operating metrics with a sufficient degree of accuracy and cannot find an adequate replacement for such metrics, our business, financial condition and results of operations could be adversely affected.
If we are unable to manage our inventory effectively, our results of operations could be adversely affected.
Our business requires us to manage a large volume of inventory effectively. We add a total of approximately 800 new apparel, footwear, accessories and fine jewelry to our sites in a typical week, and we depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory of SKUs. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. Demand may be affected by shifts in overall sale seasons, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in customer spending patterns, changes in customer tastes with respect to the products we offer and other factors, and our customers may not purchase products in the quantities that we expect.
Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since our business is worldwide. Given shifts in overall sale seasons, it may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our brand partners. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory levels, our profit margins might be negatively affected, and such price reductions may harm our relationships with our brand partners. Any of the above, including as a result of the COVID-19 pandemic, may materially and adversely affect our business, financial condition and results of operations.

Increased merchandise returns above current levels could harm our business.
We allow our customers to return products, subject to our return policy. If the rate of merchandise returns increases significantly or if merchandise return economics become less efficient, our business, financial condition and results of operations could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. From time to time, our products are damaged in transit, and any increase in the occurrence of such damages can increase return rates and harm our business.
Our ability to timely deliver merchandise to customers is dependent on a single distribution facility. If we suffer a loss of, or disruption in, our only distribution facility, our business and operations could be adversely affected.
Our ability to timely deliver merchandise to customers is dependent on a single distribution facility in Munich and certain brand partners. If we do not have sufficient fulfillment capacity, experience disruptions to order fulfillment or deliveries by our brand partners are not timely, our customers may experience delivery delays, which could harm our reputation and our relationship with our customers.
If we are unable to adequately staff our fulfillment center to meet demand or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, international expansion or other factors, our results of operations could be harmed. In addition, operating our fulfillment center comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Any such issues may result in delays in shipping times or packing quality, and our reputation and results of operations may be harmed.
We have designed and built our own fulfillment infrastructure, which is tailored to meet the specific needs of our business. If we continue to add fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix of products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition and results of operations.
We expect that our current capacity will support our near-term growth plans. Over the long term, we may be unable to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans and to recruit qualified managerial and operational personnel to support our expansion plans. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, and we would need to increase our capital expenditures more than anticipated. Many of the expenses and investments with respect to our fulfillment center are fixed, and any expansion of our fulfillment center infrastructure will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations in the future. We may incur such expenses or make such investments in advance of expected sales, and such expected sales may not occur. If we are unable to secure new facilities for the expansion of our fulfillment operations or to effectively control expansion-related expenses, our business, financial condition, results of operations and prospects could be adversely affected.
Our results of operations could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.
Natural disasters, unforeseen public health crises, political crises or other catastrophic events, whether occurring in the European Union or internationally, could disrupt our operations in any of our offices and logistics centers or the operations of one or more of our brand partners or other third parties we do business with. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to customers from or to the impacted region, and could impact our ability or the ability of third parties to operate our sites and ship merchandise. In addition, these types of events could negatively impact customer spending in the impacted regions. To the extent any of these events occur, our business and results of operations could be adversely affected.

Any changes in our shipping arrangements or any interruptions in shipping could adversely affect our results of operations.
We primarily rely on three major vendors for our shipping, DHL, FedEx, and UPS. If we are not able to negotiate acceptable pricing and other terms with these entities, if they significantly increase their shipping charges or they experience performance problems, including as a result of the COVID-19 pandemic, or other difficulties, it could negatively impact our results of operations and our customer experience. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by the COVID-19 pandemic and related response measures, inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes and similar factors. For example, strikes at major international shipping ports may in the future impact our supply of inventory from our brand partners, and the escalating trade disputes between the United States, the European Union, China and certain other regions could lead to increased tariffs on our goods and restrict the flow of the goods between the United States the European Union. We are also subject to risks of damage or loss during delivery by our shipping vendors. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation. If our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process, our customers could become dissatisfied and cease shopping on our sites, which would have a material adverse effect on our business, financial condition, results of operations and prospects.
Our business, including our costs and supply chain, is subject to risks associated with sourcing and warehousing.
All the merchandise we offer on our sites is sourced directly from our brand partners, and as a result we may be subject to price fluctuations or supply disruptions. Our results of operations would be negatively impacted by increases in the prices of our merchandise, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and product types, it is possible that we may not have strong purchasing power in these new areas, which could lead to higher prices than we have historically seen in our current categories. We may not be able to pass increased prices on to customers, which could adversely affect our results of operations. Moreover, in the event of a significant disruption in the supply of the fabrics or raw materials used in the manufacture of the merchandise we offer, our brand partners may not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.
In addition, the merchandise we receive from brand partners may not be of sufficient quality or free from damage, or such merchandise may be damaged during shipping, while stored in our fulfillment center or when returned by customers. We may incur additional expenses and our reputation could be harmed if customers or potential customers believe that our merchandise does not meet their expectations, is not properly labeled or is damaged.
We are subject to payment-related risks.
We accept payments using a variety of methods, including credit card, Mytheresa gift cards, debit card, PayPal, Alipay, and WeChat Pay, in addition to cash in our store, which subjects us to certain regulations and the risk of fraud, and we may in the future offer new payment options to customers that would be subject to additional regulations and risks. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our operating results. We primarily rely on Adyen as payment processor. If this third party payment processor were to experience an interruption, delay or service unavailability, we may not be able to process payments on a timely basis. Although we use third parties to process payments, our processes must comply with payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard (“PCI-DSS”) and rules governing electronic funds transfers, the EU Regulation on regulatory technical standards for strong customer authentication and common and secure open standards of communication and the EU Directive on payment services in the internal market. If we fail to comply with applicable rules and regulations of any provider of a payment method we accept, if the volume of fraud in our transactions triggers limits or terminates our rights to use payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may be subject to fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. If services of our payment providers are interrupted, harmed or such payment providers are subject to fraud or cyber security attacks, this may result in the data protection of our customers being compromised and the access, public disclosure, loss or theft of their personal information, as well as an inability to process their payments. Further, we occasionally receive orders placed with fraudulent data. Under current credit and debit card practices, we may be liable for fraudulent transactions. As a result, we may suffer losses as a result of orders placed with fraudulent data even if the associated financial institution approved payment of the orders. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.
We may incur significant losses from fraud.
We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase, merchant fraud and customers who have closed bank accounts or have insufficient funds in bank accounts to satisfy payments. Although we have measures in place to detect and reduce the occurrence of fraudulent activity on our sites and in our store, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our results of operations.
The United Kingdom’s exit from the European Union may have a negative effect on global economic conditions, financial markets and our business.
We are a multinational company with worldwide operations, including significant business operations in Europe. The U.K.’s exit from the European Union, as well as the possibility of initiatives by other European countries to withdraw from the European Union, has created significant uncertainty about the future relationships between the United Kingdom, the European Union and other member states within the European Union.
These developments, or the perception that other European countries could withdraw from the European Union, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future U.K. laws and regulations, including financial laws and regulations, tax and free trade agreements, immigration laws and employment laws, could increase costs, depress economic activity, impair our ability to attract and retain qualified personnel. Any of these factors may have a material adverse effect on our business, results of operations, financial condition and prospects.
Parties with whom we do business may be subject to insolvency risks or may otherwise become unable or unwilling to perform their obligations with us.
In addition to our brand partners, we are party to contracts, transactions and business relationships with third parties, including with respect to shipping, payment processing and data hosting, pursuant to which such third parties have performance, payment and other obligations. If any of these third parties were to become subject to bankruptcy, receivership or similar proceedings, our rights and benefits in relation to our contracts, transactions and business relationships with such third parties could be terminated, modified in a manner adverse to us, or otherwise impaired.
We may be unable to arrange for alternate or replacement contracts, transactions or business relationships on terms as favorable as our existing contracts, transactions or business relationships, if at all. Any inability on our part to do so could have a material adverse effect on our business and results of operations.
We may expand our business through acquisitions of other businesses, which may divert management’s attention and/or prove to be unsuccessful.
We may acquire additional businesses or technologies in the future. Acquisitions may divert management’s time and focus from operating our business. Acquisitions also may require us to spend a substantial portion of our available cash, incur debt or other liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill or other assets. In addition, integrating an acquired business or technology is risky. Completed and future acquisitions may result in unforeseen operational difficulties and expenditures associated with:
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incorporating new businesses and technologies into our infrastructure;

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consolidating operational and administrative functions;

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coordinating outreach to our community;

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maintaining morale and culture and retaining and integrating key employees;

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maintaining or developing controls, procedures and policies (including effective internal control over financial reporting and disclosure controls and procedures); and

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identifying assumed liabilities related to the activities of the acquired business before the acquisition, including liabilities for violations of laws and regulations, intellectual property issues, commercial disputes, taxes and other matters.

Moreover, we may not benefit from our acquisitions in the manner or time frame we expect. We also may issue additional ADSs, ordinary shares or other equity securities in connection with an acquisition, which could cause dilution to our shareholders. Finally, acquisitions could be viewed negatively by analysts, investors or our customers.
Due to our global business we are exposed to different local cultures, standards and policies.
Given that we operate globally, with customers in 133 countries, we are exposed to many different local cultures, standards and policies. The business model we employ and the merchandise we currently offer may not have the same appeal to our various international customers, and purchasing behaviors may vary region to region. Due to the international nature of our business, our success in the international markets may depend on a variety of factors, including:
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localization of our merchandise offerings, including translation into foreign languages and adaptation for local practices;

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navigating shipping and returns in a more fragmented geography;

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different customer demand dynamics, which may make our model and the merchandise we offer less successful elsewhere compared to the European Union;

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competition from local incumbents that understand the local market and may operate more effectively;

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regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, custom duties or other trade restrictions or any unexpected changes thereto;

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laws and regulations regarding anti-bribery, anti-corruption, anti-trust and fair competition compliance or any changes to such laws or regulations;

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changes in a specific country’s or region’s political or economic conditions; and

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risks resulting from changes in currency exchange rates.

If we invest substantial time and resources to establish and expand our operations in various international markets and are unable to do so successfully and in a timely manner, our results of operations would suffer. In addition, if we are not able to attract new customers and retain existing customers in such markets, we might not be able to grow our business, which may have an adverse effect on our business, financial condition, results of operations and prospects.
We conduct business in China, and we and our brand partners may be subject to negative publicity in China, which could damage our reputation and have an adverse effect on our business and results of operations.
We sell goods and ship products into China. Conducting business in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our brand could be subject to adverse publicity if incidents related to our image or the products we sell occur or are perceived to have occurred, whether or not we are at fault. In particular, given the popularity of social media, including WeChat and Weibo in China, any negative publicity, regardless of its truthfulness, could quickly proliferate and harm consumer perceptions of and confidence in our company. Furthermore, our ability to successfully position our brand could be adversely affected by perceptions of the quality of our brand partners’ products and services. We may also be affected by adverse publicity related to our brand partners or our marketing partners, whether or not such publicity is related to their collaboration with us. In recent years, luxury fashion brands have experienced Chinese boycotts of their products as a result of politically or racially offensive products, ads and statements made by individuals associated with the brands. Incidents such as these may have an adverse effect on our business, financial condition and results of operations.
Climate change and related regulatory responses as well as customer awareness may adversely impact our business.
There is increasing concern that a gradual increase in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Changes in weather patterns and an increased frequency, intensity and duration of extreme weather conditions could, among other things, adversely impact the cultivation of cotton, which is a key resource our brand partners use to make the products that we sell, disrupt our brand partners’ supply chain operations, increase the cost of our brand partners’ products and impact the types of products that customers purchase. As a result, the effects of climate change could have an adverse impact on our business and results of operations.
In many countries, governmental bodies are increasingly enacting legislation and regulations in response to the potential impacts of climate change. These laws and regulations, which may be mandatory, have the potential to impact our operations indirectly as a result of required compliance by our brand partners and the manufacturers of their products. In addition, we are active in an industry that is not considered to be environmentally sustainable and we depend on shipping logistics, which lead to a high output of carbon dioxide. As a result, our customers might refuse to acquire merchandise from us and turn to more sustainable competitors or refrain from acquiring luxury products at all. If we take steps to voluntarily mitigate our impact on climate change, we may experience increases in energy and transportation costs, capital expenditures or insurance premiums and deductibles. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate or conduct business.
System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.
Approximately 97% of our consolidated net sales for fiscal 2020 were generated from sales on our sites. The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.
We outsource the vast majority of our cloud infrastructure to Amazon Web Services (“AWS”), which hosts our sites and products. In addition, we use Akamai Technologies, Inc. as our primary content delivery network vendor, which focuses on delivering point-cloud solutions (together with AWS, our “Hosting Providers”). Our customers must have the ability to access our sites at any time, without interruption or degradation of performance. Our Hosting Providers run their own platforms upon which our sites and products depend, and we are, therefore, vulnerable to service interruptions at each Hosting Provider. We have experienced, and in the future we may experience interruptions, delays and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints, particularly in light of the COVID-19 pandemic. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In addition, if our security, or that of one of our Hosting Providers, is compromised, our sites or products are unavailable or our users are unable to access our products within a reasonable amount of time or at all, then our business, financial condition and results of operations could be adversely affected. We note that our ability to conduct security audits on our Hosting Providers is limited. In some instances, we may not be able to identify and/or remedy the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our sites performance, especially during peak usage times. To the extent that we do not effectively address capacity constraints, either through our Hosting Providers or alternative providers of cloud infrastructure, our business, financial condition and results of operations may be adversely affected. In addition, any changes in service levels from our Hosting Providers may adversely affect our ability to meet our customers’ requirements.
Our increased reliance on cloud-based services may subject us to increased risk of slowdown or interruption as a result of integration with such services or failures by such third parties, which are out of our control. Our net sales depend on the number of visitors who shop on our sites and the volume of orders we can handle. Unavailability of our sites or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect customer perception of our brand. In particular, we have in the past and may in the future experience slowdowns or interruptions on our sites during updates. Currently, our sites are typically unavailable for a short period of time while software updates are being installed. We expect to no longer experience such update-related interruptions after we update our infrastructure, which we aim to complete in 2020. We may also experience other periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or shifts in overall sale seasons in our business, place additional demands on our third-party cloud-based services and technology infrastructure and could cause or increase the frequency or magnitude of slowdowns or interruptions. We may not be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand, scale and upgrade our technology, systems, infrastructure and third-party cloud-based services to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our sites, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations, industry standards and practices are evolving in the e-commerce industry.
Any slowdown or failure of our sites and the underlying third-party cloud-based services could harm our business, reputation and our ability to acquire, retain and serve our customers, which could adversely affect our results of operations and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. Furthermore, compensation for, or indemnification from, damages resulting from capacity constraints or other limitations of our contractual partners might be limited due to contractual exclusions, limitations of liability or warranty provisions.
If sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our sites, we may be exposed to liability and our reputation would suffer.
We collect, transmit, and store personal and financial information provided by our customers, such as names, email addresses, the details of transactions and credit card and other financial information. Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to customer data. In an effort to protect sensitive information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography or other developments may result in our failure or inability to adequately protect sensitive information.
Like other online services, we are also vulnerable to computer viruses, unauthorized access, phishing or social engineering attacks, ransomware attacks, denial-of-service attacks and other real or perceived cyberattacks. Any of these incidents could lead to interruptions or shutdowns of our sites, loss or corruption of data, or unauthorized access to or disclosure of personal data or other sensitive information. Cyberattacks could also result in the theft of our intellectual property. We have been subject to attempted cyber, phishing or social engineering attacks in the past and may continue to be subject to such attacks in the future. As we gain greater visibility, we may face a higher risk of being targeted by cyberattacks. Advances in computer capabilities, new technological discoveries or other developments may result in cyberattacks becoming more sophisticated and more difficult to detect. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees, our third-party service providers, or their personnel.
We and our third-party service providers regularly experience cyberattacks aimed at disrupting our and their services. If we or our third party service providers experience, or are believed to have experienced, security breaches that result in our sites’ performance or availability problems or the loss or corruption of, or unauthorized access to or disclosure of, personal data or confidential information, people may become unwilling to provide us the information necessary make purchases on our sites. Existing customers may also decrease their purchases or close their accounts altogether. We could also face potential liability and litigation, which may not be adequately covered by insurance. Any of these results could harm our growth prospects, our business and our reputation.
The loss or corruption (or other unauthorized access or disclosure) of personal data may constitute a personal data breach under the General Data Protection Regulation (“GDPR”). In the event of such a personal data breach, we could be required to notify applicable government authorities and/or potential victims and could face continued governmental investigations, fines and private claims for compensation from individuals whose personal data was involved.
Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.
Purchases using mobile devices by customers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. In fiscal 2020, mobile orders accounted for 53% of our net sales, of which 42% were app orders, and approximately 78% of page views were generated via mobile app, tablet and mobile phone. To optimize the mobile shopping experience, we are dependent on our customers downloading our specific mobile applications for their particular device or accessing our sites from an internet browser on their mobile device. As new mobile devices and operating systems are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and operating systems, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application stores, such as those of the Apple App Store or Google Play, if our applications receive unfavorable treatment compared to competing applications, such as the order of our products within application stores, or if we face increased costs to distribute or have customers use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and results of operations may be materially and adversely affected.
Further, we continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure.
A failure to comply with current laws, rules and regulations related to internet, ecommerce and trade sanctions or changes to such laws, rules and regulations and other legal uncertainties may adversely affect our business, financial performance, results of operations or business growth.
Our business and financial performance could be adversely affected by unfavorable changes in or interpretations of existing laws, rules and regulations or the promulgation of new laws, rules and regulations applicable to us and our businesses, including those relating to the internet and ecommerce, such as geo-blocking and other geographically based restrictions, internet advertising and price display, economic and trade sanctions and financial transactions. As a result, regulatory authorities could prevent or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us if our practices were found not to comply with applicable regulatory requirements or any binding interpretation of such requirements. Unfavorable changes or interpretations could decrease demand for our services, limit marketing methods and capabilities, affect our margins, increase costs or subject us to additional liabilities.
For example, the U.S., the U.K., and other foreign regulatory authorities continue to enforce economic and trade regulations and anti-corruption laws, across industries. U.S. trade sanctions relate to transactions with designated foreign countries and territories, including Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine as well as specifically targeted individuals and entities that are identified on U.S. and other blacklists, and those owned by them or those acting on their behalf. Anti-corruption laws, including FCPA and the U.K. Bribery Act, generally prohibit direct or indirect corrupt payments to government officials and, under certain laws, private persons to obtain or retain business or an improper business advantage.
Although we have policies and procedures in place designed to promote compliance with such laws and regulations, which we review and update as we expand our operations, our employees, partners, or agents could take actions in contravention of our policies and procedures or violate applicable laws or regulations, for example, by unknowingly shipping merchandise to customers who are themselves or are family members of specifically targeted individuals subject to U.S. or EU economic sanctions. As regulations continue to develop and regulatory oversight continues to focus on these areas, we cannot guarantee that our policies and procedures will ensure compliance at all times with all applicable laws or regulations. In the event our controls should fail or we are found to be not in compliance for other reasons, we could be subject to monetary damages, civil and criminal monetary penalties, withdrawal of business licenses or permits, litigation, and damage to our reputation and the value of our brand.
Compliance with current and future laws and regulations and our contractual obligations relating to privacy, data protection and customer protection increases our operating costs. Failure to comply with such laws or regulations could adversely affect our business, financial condition and results of operations.
We collect and maintain significant amounts of personal data and other data relating to our customers and employees. A variety of European and international laws and regulations, and certain industry standards, govern or apply to our collection, use, retention, sharing and security of customer data. We are subject to certain laws, regulations, contractual obligations and industry standards (including, for example, the PCI-DSS the GDPR and the Federal Data Protection Act) relating to privacy, data protection, information security and customer protection. These requirements increase our operating costs and may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices likely have not complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with our privacy policies or with any Dutch, German, European, or international laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to privacy, data protection, information security or customer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations and/or cease or modify our use of certain data sets. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our senior management, increase our costs of doing business, result in a loss of customers and suppliers or an inability to process credit card payments and may result in the imposition of monetary penalties. For example, under the GDPR, a personal data breach may result in monetary penalties of up to €20.0 million or 4% of our worldwide turnover of the preceding fiscal year, whichever is higher. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or customer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Changes in governmental regulation, court decisions or precedent and statutory laws might restrict or even prevent us from processing personal data in particular for marketing or advertising purposes and using our proprietary data insights, which might adversely affect our business, financial condition and results of operations.
European and international governmental authorities continue to evaluate the data protection and privacy implications inherent in the use of “cookies” and similar (tracking) technologies (in the following together “cookies”) in particular where these are used for behavioral advertising and other tracking and analytics purposes. In a judgment released on October 1, 2019, the European Court of Justice decided that website users must give active consent to the storage of, and access to, cookies on their devices, meaning that consent is not validly constituted by way of a pre-checked checkbox or other ways of implied consent (such as further browsing on the website after having been informed of the use of cookies). The website operator must amongst others also provide information about the duration of the operation of cookies and whether or not third parties may have access to those cookies. Merely cookies that are deemed “necessary,” such as those for the storage of login data or shopping baskets, are not subject to obligatory explicit consent by the users of the website. The specific consent requirements in connection with the use of cookies is also subject to applicable laws and interpretation in each EU Member State under the current Directive on privacy and electronic communications (the “ePrivacy Directive”) and the GDPR which may to some extent vary across EU Members States (in Germany for example, the Federal Court of Justice recently issued a landmark decision on the use of consent for cookies based on the aforementioned European Court of Justice decision). The main findings of the aforementioned European Court of Justice judgment are also part of the discussions about a current proposal by the European Commission for an EU ePrivacy Regulation, which would be repealing the current ePrivacy Directive. The discussions on the proposal are still ongoing and yet the adoption and the entry into force of the planned ePrivacy Regulations is not foreseeable. The current proposal also contains provisions on penalties for non-compliance, which may result in monetary penalties of up to €20.0 million or 4% of a company’s worldwide turnover of the preceding fiscal year, whichever is higher. Additionally, some providers of customer devices and web browsers have implemented, or announced plans to implement, means to make it easier for internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of (third-party) cookies and other methods of online tracking becoming significantly less effective. Regulation of the use of cookies in particular for online tracking and advertising practices, or a loss in our ability to make effective use of services that employ such technologies, could increase our costs of operations and limit our ability to track trends, optimize our product assortment or acquire new customers on cost-effective terms and consequently, adversely affect our business, financial condition and results of operations.
The European Union traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and customer protection than the United States. In May 2018, the GDPR became effective and substantially replaced the data protection laws of the individual European Union member states implementing the previous EU Data Protection Directive from 1995. The GDPR requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the European Union than were required under predecessor European Union requirements and also extended its territorial applicability to controllers located outside the European Economic Area (in particular when offering of goods or services to customers located in the European Union or when monitoring of behavior of data subjects in the European Union). The GDPR also increases the penalties for non-compliance, which may result in monetary penalties of up to €20.0 million or 4% of a company’s worldwide turnover of the preceding financial year, whichever is higher. The GDPR and other similar regulations require companies to give specific types of notice on the data processing activities and in some cases seek consent from customers and other data subjects before collecting or processing their personal data for certain purposes, including some marketing activities. In addition, the GDPR stipulates strict accounting obligations requiring controllers to be able to demonstrate compliance with its obligations under the GDPR. Outside of the European Economic Area, many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and customer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. Many of these laws may require consent from customers for the use of data for various purposes, including marketing, which may reduce our ability to market our products. There is no harmonized approach to these laws and regulations globally. Consequently, we would increase our risk of non-compliance with applicable foreign data protection laws by expanding internationally. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant. In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and customer protection.
Additionally, in connection with our global market and operations, we routinely perform international transfers of personal data to countries outside of the European Economic Area. On July 16, the European Court of Justice issued its opinion in Data Protection Commission v. Facebook Ireland, Schrems (the “Schrems Decision”), which invalidated the EU-U.S. Privacy Shield Framework for data transfers to the United States and greatly increased the legal requirements imposed on data exporters for transfers of personal data to countries, including the United States, deemed to have an inadequate data protection level compared to the standards imposed in the European Economic Area. The Schrems Decision has immediate effect, and accordingly, there is a risk that our current methods for performing international transfers of personal data could be considered non-compliant. Ensuring continued compliance will require time and resources to review and, as necessary, replace or amend, the current international data transfer mechanisms on which we currently rely, including our privacy shield certification and standard contractual clauses. Moreover, the resulting mechanisms and procedures may increase the expenses associated with our overall compliance with personal data protection requirements. These expenses will be applicable not only to consumer data but to all forms of personal data that we transfer internationally, including employee data which may be transferred from us to our affiliates or to certain third parties, such as service providers or vendors located outside of the European Union.
Our failure to invest in and adapt to technological developments and industry trends could harm our business.
We have identified the need to expand, scale and improve our information technology systems and personnel to support recent and expected future growth. In this regard, we are investing in and establishing a modular e-commerce platform to enhance our online customer experience and to allow us react faster and independently across our front- and back-ends. We are targeting the platform transition to be completed by December 31, 2021. To minimize the risk of disruption during this upgrade, we instituted a modular approach that allows us to migrate one capability at a time. As of the date of this prospectus, the transition to our upgraded mobile app is nearly complete, with the new app already receiving and fulfilling orders. We also continuously invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities, and in particular the transition to a new platform, subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to leverage our e-commerce channels, fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations.
Some of our software and systems contain open source software, which may pose particular risks to our proprietary applications.
We use open source software in the applications we have developed to operate our business and will continue to use open source software in the future. We may face claims from third parties demanding the release or license of the open source software or derivative works that we developed from such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. In addition, our use of open source software may present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our sites and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business and results of operations.
Our software is highly complex and may contain undetected errors.
The software underlying our sites is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. In the future, we expect to rely heavily on a software engineering practice known as “continuous deployment,” meaning that we will typically release software code multiple times per day. This practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our sites. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of customers, disruption to our operations, decline of net sales or liability for damages, any of which could adversely affect our business, financial conditions, result of operations and prospects.
Any failure to enforce our intellectual property rights could adversely affect our business or results of operations.
We rely on trademark, copyright, trade secrets, confidentiality agreements and other practices to protect our proprietary information, technologies and processes. Our principal trademark assets include the registered trademark “MYTHERESA,” in addition to our logo. Our trademarks are valuable assets that support our brand and customers’ perception of our services and merchandise. We also hold the rights to the “mytheresa.com” internet domain name and various other related domain names, which are subject to internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. For example, we are required to register our trademark in China and have been and are currently subject to trademark infringement claims in China. Although we believe that these and similar claims are without merit, they may result in additional costs. As a result of the international nature of our business, we may be required to register our trademarks in the countries in which we operate or conduct business.
We currently have no registered copyrights, applications for copyright registrations, patents issued or applications pending in any jurisdiction. Any registered copyrights or patents that may be issued in the future may not provide us with any competitive advantages or may be challenged by third parties, and future registered copyrights or patent applications may never be granted. Even if issued, there can be no assurance that registered copyrights or patents will adequately protect our intellectual property or survive a legal challenge, as the legal standards relating to the validity, enforceability and scope of protection of registered copyright, patent and other intellectual property rights are uncertain. Our limited registered copyright and patent protection may restrict our ability to protect our technologies and processes from competition.
We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.
We may be accused of infringing intellectual property or other proprietary rights of third parties.
We are also at risk of claims by others that we have infringed their copyrights, trademarks or patents, or improperly used or disclosed their trade secrets, or otherwise infringed or violated their proprietary rights, such as the right of publicity. The costs of supporting any litigation or disputes related to these claims can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim. If any such claim is valid, we may be compelled to cease our use of such intellectual property or other proprietary rights and pay damages, which could adversely affect our business. Even if such claims were not valid, defending them could be expensive and distracting, adversely affecting our results of operations. In addition, certain merchandise we purchase from brand partners has in the past been, and may in the future be, alleged to have infringed a third-party’s intellectual property rights. Although the respective brand partner typically address all claims relating to such infringement, but our business or results of operations could be adversely affected as a result of such claims.
As an online luxury retailer, our success depends on the accuracy of our authentication process, particularly with respect to returned merchandise, and any failure by us to identify counterfeit goods could adversely affect our reputation, customer acceptance and relationships with brand partners.
Our success as an online luxury retailer depends on our ability to accurately and cost-effectively determine whether an item offered for sale or submitted for a return is an authentic product. While we have invested heavily in our authentication processes and we reject any merchandise we believe to be counterfeit, we cannot be certain that we will identify every counterfeit item delivered or returned to us. As the sophistication of counterfeiters increases, it may be increasingly difficult to identify counterfeit products. The sale or return of any counterfeit goods may damage our reputation as a trusted online luxury retailer, which may adversely affect our reputation, customer acceptance and relationships with brand partners.
The inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business, financial condition and results of operations.
We currently are the registrant of marks for our brand in numerous jurisdictions and are the registrant of the internet domain name for our sites, as well as various related domain names. However, we have not registered our marks or domain names in all major international jurisdictions. Domain names generally are regulated by internet regulatory bodies. As our business grows we may incur material costs in connection with the registration, maintenance, and protection of our marks. If we do not have or cannot obtain on reasonable terms the ability to use our marks in a particular country, or to use or register our domain name in a particular country, we could be forced either to incur significant additional expenses to market our offerings within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could adversely affect our business, financial condition and results of operations.
Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand. Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our customer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we might not be able to register, use or maintain the domain names that use the name Mytheresa in all of the countries and territories in which we currently or intend to conduct business.
The loss of senior management or attrition among our buyers or key employees could adversely affect our business.
Our success in the global luxury fashion industry, including our ability to anticipate and effectively respond to changing fashion trends, is dependent on our ability to attract and retain qualified personnel, including, but not limited to, our executive team, particularly our chief executive officer, chief commercial officer and chief financial officer, specialized information technology personnel, our buyers and members of our merchandising customer experience, marketing and creative and content production teams as well as our customer care, processing and personal shopper teams. Competition for qualified personnel is strong, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our results of operations. If we are unable to retain, attract and motivate talented employees with the appropriate skills, particularly specialists in information technology, at cost-effective compensation levels, or if changes to our business adversely affect morale or retention, our ability to benefit from long-standing relationships with qualified brand partners or to provide relationship-based customer service could suffer.
In addition, the loss of one or more of our qualified personnel or the inability to promptly identify a suitable successor to a key role or the loss of any of our technicians could have an adverse effect on our business. For example, our chief executive officer and chief financial officer have unique and valuable experiences leading our company. Our managing director contracts provide for only a six-month notice period, which may be an insufficient amount of time to identify and recruit a qualified replacement. In addition, our fashion buying director for menswear, Christopher Kyvetos, is a freelance contractor under a consulting agreement with an annual term. If any of the foregoing were to depart or otherwise reduce their focus on our company, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team or other key employees.
If we fail to effectively manage our employees and hiring needs in connection with our growth, our business, financial condition and results of operations could be harmed.
We have grown rapidly, with our net sales increasing from €379.1 million in fiscal 2019 to €449.5 million in fiscal 2020. To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. Since our inception, we have rapidly increased our employee headcount to support the growth of our business. As of September 30, 2020, we had a total of 860 employees, representing 828.5 FTEs, an increase from 649 FTEs as of June 30, 2019, and we have expanded across all areas of our business. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel, particularly in Munich, where our principal offices and fulfillment center and the majority of our employees are located. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute if we choose to expand into new merchandise categories and internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, our ability to meet forecasts and our employee morale, productivity and retention could suffer, which may adversely affect our business, financial condition, results of operations and prospects.
Increases in labor costs, including wages, or other developments in labor and employment law, including any unionizing efforts by employees, could adversely affect our business, financial condition and results of operations.
Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. A significant portion of our workforce is in Germany. From time to time, legislative proposals are made to increase the minimum wage in the Federal Republic of Germany and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. The minimum wage is set nationwide every two years for the following two years. Since its last increase effective as from January 1, 2020 the minimum wage is currently €9.35 per hour. The Minimum Wage Commission has recommended an increase in four steps every 6 months from the current level to €10.45 by July 1, 2022. The Minimum Wage Commission’s recommendation is subject to Government approval. Several German political parties are calling for a significant increase, which may be decided after the 2021 federal elections or earlier. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations. In particular, the job market in Munich, Germany, where our principal offices and fulfillment center as well as the majority of our employees are located, is very competitive.
We also face the risk that the European Union or the German legislature could approve legislation or regulations and respond to rulings of higher courts that significantly affect our businesses and our relationship with our employees. None of our employees are currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. If we enter into a collective bargaining agreement with our employees, the terms could adversely affect our costs, efficiency and ability to generate acceptable returns on the affected operations.
Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.
We have in the past and may in the future become involved in private actions, collective actions, investigations and various other legal proceedings by customers, employees, brand partners, third-party suppliers, competitors, government agencies or others. The results of any such litigation, investigations and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, damage our reputation, require significant amounts of management time and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and results of operations.
Our reliance on brand partners located in jurisdictions presenting an increased risk of bribery and corruption, exposes us to legal, reputational, and supply chain risk through the potential for violations of federal and international anti-corruption law.
We are subject to certain provisions of the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”). The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purposes of obtaining or retaining business or securing any improper business advantage. We conduct business in, or may expand our business to, certain countries where there is a high risk of corruption and extortion and in some cases, where corruption and extortion are considered to be widespread and where our companies may have to obtain approvals, licenses, permits, or other regulatory approvals from public officials. Therefore, we are exposed to the risk that our employees, consultants, agents, or other third parties working on our behalf, could make, offer, promise or authorize payments or other benefits in violation of anti-corruption laws and regulations, especially in response to demands or attempts at extortion. If we or our brand partners were determined to have violated the FCPA, the U.K. Bribery Act of 2010, or any of the anti-corruption and anti-bribery laws in the countries and territories where we and our brand partners do business, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting certain business, and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, the costs we may incur in defending against any anti-corruption investigations stemming from our or our brand partners’ actions could be significant. Moreover, any actual or alleged corruption in our supply chain could carry significant reputational harms, including negative publicity, loss of goodwill, and decline in share price.
Any actual or perceived violation or breach of these anti-corruption laws and regulations, including any potential governmental or internal investigations of perceived or actual misconduct, could affect our overall reputation and, depending on the case, expose us to administrative or judicial proceedings, which could result in criminal and civil judgments, including fines and monetary penalties, a possible prohibition on maintaining business relationships with brand partners or customers in certain countries, and other negative consequences which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We are subject to customs and international trade laws that could require us to modify our current business practices and incur increased costs or could result in a delay in getting products through customs and port operations, which may limit our growth and cause us to suffer reputational damage.
Our business is conducted worldwide, with goods imported from and exported to a substantial number of countries. A significant portion of the products we sell are shipped internationally. We are subject to numerous regulations, including customs and international trade laws that govern the importation and sale of luxury goods. Therefore, we are exposed to the risk that we are in non-compliance with some of these regulations and laws (the non-compliance of which could result in administrative proceedings initiated by competent authorities against us). Further, these regulations and laws may change unpredictably, and have done so recently in view of the global pandemic, economic pressures and potential trade wars.
Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.
Our business depends on our ability to source and distribute products in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Labor disputes or other disruptions at ports create significant risks for our business, particularly if work slowdowns, lockouts, strikes or other disruptions occur. Any of these factors could result in reduced sales or canceled orders, which may limit our growth and damage our reputation and may have a material adverse effect on our business, results of operations, financial condition and prospects.

The imposition or increase of tariffs and the current uncertainty regarding international economic relations could have an adverse effect on our business and results of operations.
Our customers in certain countries, such as China and Russia, are also subject to limitations and regulations governing the import of luxury goods. In addition, we face risks associated with trade protection laws, policies and measures and other regulatory requirements affecting trade and investment, including loss or modification of exemptions for taxes and tariffs and potential delays in obtaining refunds or drawbacks of tariffs and duties in respect of returned merchandise, imposition of new tariffs and duties and import and export licensing requirements in the countries in which we operate or conduct business. Our failure to comply with import or export rules and restrictions, to properly classify items under tariff regulations and pay the appropriate duties or to satisfy the regulatory requirements for claiming refunds or drawbacks of tariffs and duties in respect of returned merchandise could expose us to fines and penalties. If these laws or regulations were to change or were violated by our management, employees or brand partners, we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our services and negatively impact our results of operations.
The United States, European Union and the other regions in which our products are manufactured or sold have imposed and may impose additional quotas, duties, tariffs, retaliatory or trade protection measures, or other restrictions or regulations, which can affect the sale of our products. For example, in 2018 the European Union imposed tariffs on certain luxury products imported from the United States. In September 2019, the United States imposed duties on approximately $7.5 billion worth of European goods, including British-made apparel and accessories, and in December 2019 imposed additional tariffs on $2.4 billion of French goods such as handbags, cosmetics, wine, and other key exports. In 2020, the United States imposed more duties on certain European goods in retaliation for a WTO finding with respect to subsidies to Airbus and the imposition of a French digital services tax, which would include a 25% duty on specified French goods, including handbags and cosmetics, which are scheduled to go into effect in January 2021, which may have an adverse impact on the sale of French manufactured products in the United States On November 7, 2020, the EU imposed additional retaliatory penalties on up to $4 billion of U.S. imports, including luxury bags, and cases, which may have an adverse impact on the sale of U.S. manufactured products in the EU. These tariffs have had, and are expected to continue to have, an adverse impact on luxury brand conglomerates and U.K. and French-based brands whose products we sell. The imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries as well, leading to a global trade war. Chinese trade regulations, for example, are in a state of flux, in part as a result of economic tensions with the United States. Such tensions may result in us becoming subject to other forms of taxation, tariffs, and duties and could have a significant impact on our business, financial condition and results of operations.
Other governmental action related to tariffs or international trade agreements may adversely impact demand for our products, our costs, customers, suppliers and global economic conditions and cause higher volatility in financial markets. The luxury industry has been impacted by ongoing uncertainty surrounding tariffs and import duties, and international trade relations generally. While we actively review existing and proposed measures to seek to assess the impact of them on our business, changes in tariff rates, import duties and other new or augmented trade restrictions could have a number of negative impacts on our business, including higher consumer prices and reduced demand for our products and higher input costs. The imposition or increase of tariffs might cause us to consider increasing prices to our end customers. However, this could reduce the competitiveness of our merchandise and customers might refrain from purchasing products from us, and/or might switch to competitors, which could adversely affect net sales. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this prospectus, tariffs have not had a significant impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have a material adverse effect on our business, financial condition and results of operations.
Any failure by us or our brand partners to comply with product safety, labor or other laws, or to provide safe conditions for our or their workers may damage our reputation and brand and harm our business.
The merchandise we sell to our customers is subject to regulation by the Federal Customer Product Safety Commission, the Federal Trade Commission, the European Commission and similar national and international regulatory authorities. Products marketed in the European Union are subject to several European

Union legislative acts regulating products such as the EU Regulation on requirements for accreditation and market surveillance relating to the marketing of products ((EC) No 765/2008), the EU Directive on general product safety (2001/95/EC) and the EU Directive concerning liability for defective products (85/374/EEC). As a result, such merchandise could be subject to market surveillance and accreditation measures by European and national authorities, as well as recalls and other remedial actions. Product safety, labeling and licensing concerns, including customer disclosure and warning regarding chemical exposure, may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have a material adverse effect on our results of operations.
We purchase our merchandise from numerous international and European brand partners. Failure of our brand partners to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs. In addition, the failure of any such brand partners or their manufacturers to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with customers or result in legal claims against us, any of which could have an adverse impact on our business, financial condition, results of operations and prospects.
We could be required to collect U.S. sales and use taxes or be subject to other tax liabilities (including penalties and interest) that may increase the costs our customers would have to pay and adversely affect our results of operations.
On June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales and use tax (collectively “sales tax”) collection obligations on out-of-state retailers even if those retailers lack any physical presence within the states imposing sales taxes. Under Wayfair, a person’s economic and virtual contacts with a state may be sufficient to create the “substantial nexus” that is required with a taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of U.S. states, both before and after the Supreme Court’s ruling, have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state retailers. Nearly every state now imposes sales tax collection obligations on companies engaging in a certain number and/or dollar value of sales to customers in the state, even when such companies lack a physical presence. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment of these laws, and it is possible that U.S. states may seek to tax out-of-state retailers, including for prior tax years. A successful assertion by one or more U.S. states requiring us to collect sales taxes where we presently do not do so could result in tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by U.S. state governments of sales tax collection obligations on out-of-state retailers in U.S. jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively, could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and results of operations. Although we believe that we currently collect sales taxes in all U.S. states that have adopted laws imposing sales tax collection obligations on out-of-state retailers since Wayfair was decided, a new imposition or a successful assertion by one or more U.S. states requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest.
We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our results of operations.
As a global company, we are subject to taxation in certain other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future annual and quarterly effective tax rates could be affected by numerous factors, including changes in applicable tax laws, the amount and composition of pre-tax income in countries with differing tax rates or valuation of our deferred tax assets and liabilities. Changes in applicable tax laws in the jurisdictions in which we (or our subsidiaries) are organized or operate, as well as certain changes currently proposed by the Organization for Economic Co-operation and Development and their action plan on Base Erosion and Profit Shifting, including, without limitation, the recent Pillar I and Pillar II proposals to introduce customer base taxes and a global minimum tax (and the possibility of a unified approach not being agreed upon while a significant number of countries enact new unilateral tax measures without mechanisms to avoid double taxation), could have a material adverse effect on our financial condition and results of operations. In addition, there are, and will likely continue to be, an increasing number of tax laws and regulations pertaining to the internet and online commerce that could have a material impact on our financial condition and results of operations.
Our actual effective tax rate may vary from our expectation and that variance may be material. A number of factors may increase our future effective tax rates, including:
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the jurisdictions in which profits are determined to be earned and taxed;

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the resolution of issues arising from any future tax audits with various tax authorities;

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changes in the valuation of our deferred tax assets and liabilities;

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increases in expenses not deductible for tax purposes, including transaction costs and impairments of goodwill in connection with acquisitions;

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changes in the taxation of share-based compensation;

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changes in tax laws or the interpretation of such tax laws, and changes in generally accepted accounting principles; and

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changes to the transfer pricing policies related to our structure.

From time to time we initiate amendments to previously filed tax returns. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these amendments and audits conducted by tax authorities to determine the adequacy of our provision for income taxes, which requires estimates and judgments. Although we believe our tax estimates are reasonable, we cannot assure you that the tax authorities will agree with such estimates. We may have to engage in litigation to achieve the results reflected in the estimates, which may be time-consuming and expensive. We cannot assure you that we will be successful or that any final determination will not be materially different from the treatment reflected in our historical income tax provisions and accruals, which could materially and adversely affect our financial condition and results of operations.
Taxing authorities could reallocate our taxable income among any current or future affiliates, which could increase our overall tax liability.
If we succeed in growing our business, we may conduct increased operations through subsidiaries in various tax jurisdictions other than Germany pursuant to transfer pricing arrangements between us and such various subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation is maintained to support the transfer prices. While we believe that we currently operate in compliance with applicable domestic and international transfer pricing laws (to the extent relevant) and intend to continue to do so, we cannot exclude the possibility that one or more foreign tax authorities may not agree with, and thus may challenge, any transfer pricing practices or procedures we implement now or in the future, and that applicable transfer pricing laws may change adversely to our business.
If any tax authorities were to successfully challenge our transfer prices as not reflecting arms’ length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in higher tax liabilities, penalties or double taxation in two countries. In addition, our documentation may be considered to be insufficient by the relevant tax authorities which may also result in penalties and additional tax payments. If tax authorities were to allocate income to a tax jurisdiction with a higher aggregated tax burden, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our business, financial condition, results of operations and cash flows.
Our tax burden could increase due to changes in tax laws, tax rates, tax practice, tax treaties, or tax regulations, their application or interpretation, or as a result of future tax audits.
The tax treatment of us and our subsidiaries depends in some instances on determinations of fact and interpretations of complex provisions of applicable tax law for which no clear precedent or authority may be available. Relevant tax rules are consistently under review by persons involved in the legislative process and taxing authorities, which may result in revised interpretations of established concepts, statutory changes, new reporting obligations, revisions to regulations and other modifications and interpretations. The present tax treatment of us and our subsidiaries may be modified by administrative, legislative or judicial interpretation at any time, and any such action may apply on a retroactive or retrospective basis. Changes to applicable tax laws and interpretations thereof could affect or cause us to change the structure of our business and operations or change the character or treatment of portions of our income, among other results. For example, the German ministry of finance issued a new draft bill on the implementation of the EU anti-tax avoidance directive. Amongst others, the draft bill intends to broaden the existing rules on corresponding inclusions and deductions of income and expenses and introduces provisions to counter tax shortfalls due to mismatches from the use of hybrid financial instruments or hybrid entities or due to dual tax residency and, furthermore, introduces new arm’s length provisions on intercompany financing that may ultimately limit the deduction of interest expenses on intercompany loans. If the draft bill is enacted and depending on the final wording of the new legislation, the introduction of aforesaid rules could result in higher taxable income of the Company’s operating subsidiaries and a higher tax burden for corporate income tax and trade tax purposes of the Company’s operating subsidiaries in the current and future tax periods.
The original treatment of a tax-relevant matter in a tax return, tax assessment or otherwise could later be found incorrect and as a result, we may be subject to additional taxes, interest, penalty payments and/or social security payments. Such reassessment may be due to an interpretation or view of laws and/or facts by tax authorities in a manner that deviates from our view and may emerge as a result of tax audits or other review actions by the relevant financial or tax authorities. For example, certain predecessors in interest were incorporated in Luxembourg, and the Luxembourg tax authorities may disagree with tax positions taken by those entities, including with regards to the transactions pursuant to which MYT Netherlands obtained ownership of MGG. Our subsidiaries and we are subject to tax audits by the respective tax authorities on a regular basis. As a result of future tax audits or other reviews by the tax authorities, additional taxes could be imposed on us and our subsidiaries exceeding the provisions reflected in our financial statements. This could lead to an increase in our tax obligations, either as a result of the relevant tax payment being assessed directly against us or as a result of us becoming liable for the relevant tax as a secondary obligor due to the primary obligor’s failure to pay.
We could in the future have considerable tax loss carry-forwards, or other tax carry-forwards, including as pertaining to interest or expense deductions. The utilization of these tax carry-forwards may be restricted under applicable tax laws, for instance, if they cannot be carried forward indefinitely or if they forfeit upon occurrence of certain events (e.g., a direct or indirect transfer of shares or a change of control). In addition, any such restriction may require a write-down of the deferred tax assets in our consolidated financial statements to the extent we have any future tax loss carry-forwards. This could negatively affect our financial position and results of operations. Furthermore, applicable tax laws may limit or restrict the ability to take current tax deductions for certain expenses.
Due to changes in tax laws, tax rates, tax practice, tax treaties, or tax regulations, we could be required to collect additional sales taxes or be subject to other tax liabilities. As a result this may increase the costs our customers would have to pay for our offering or us reducing our margin we generate with our offerings, which would adversely affect our results of operations.
We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing shareholders.
We intend to continue making investments to support our business growth and may require additional funds to support this growth and respond to business challenges, including the need to develop our services, expand our inventory, enhance our operating infrastructure, expand the markets in which we operate and potentially acquire complementary businesses and technologies. Accordingly, we may seek to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution. In addition, any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities.

We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could be adversely affected.
If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in the ADS price.
We have been a private company since our inception, and as such, we have not had the internal control and financial reporting requirements that are required of a publicly traded company. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and, once we are no longer an “emerging growth company,” our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm in the future, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of ADSs would likely decline, and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources. For additional information regarding our status as an emerging growth company, please see “—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make the ADSs less attractive to investors.”
We continue to invest in more robust technology and in more resources in order to manage our reporting requirements. Implementing the appropriate changes to our internal controls and remediating any material weakness may distract our senior management and employees, result in substantial costs to implement new processes or modify our existing processes and require significant time to complete. Any difficulties or delays in implementing the system could impact our ability to timely report our financial results. In addition, we currently rely on a manual process in some areas which increases our exposure to human error or intervention in reporting our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported consolidated financial information, and the ADS price could decline.
In addition, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy could prevent us from accurately reporting our financial results.
Failure to maintain proper and effective internal control over financial reporting could impair our ability to produce accurate and timely consolidated financial statements and harm our operating results, our ability to operate our business and investors’ views of us.
As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate consolidated financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. In the past, we have not prepared public company financial statements.

In connection with the audit of our fiscal 2020 consolidated financial statements, we identified material weaknesses in our internal controls related to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience and clearly defined roles within our finance and accounting functions and (2) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of our consolidated financial statements.
We have developed and are in the process of implementing a remediation plan to address these control deficiencies, which we believe will address the underlying causes of our material weaknesses. As part of our remediation plan, we intend to hire additional qualified personnel within our finance and accounting functions who have working experience in IFRS and SEC reporting, in addition to establishing more robust processes to support our internal control over financial reporting, including clearly defined roles and responsibilities and appropriate segregation of duties over key financial reporting controls and processes. Furthermore, with respect to the effectiveness of our IT general controls, we are in the process of establishing formal processes and controls for information systems that are key to the preparation of our consolidated financial statements, including access and change controls. In the near term, we have engaged external advisors who are providing financial accounting assistance, in addition to evaluating the design, implementation and operating effectiveness of our internal controls over financial reporting. If these measures are ineffective, we may be unable to remediate these issues in the anticipated timeframe, which could have an adverse effect on our operating results, our ability to operate our business and investors’ views of us.
Operating as a publicly traded company in the United States will subject us to additional rules and regulations, require us to incur substantial costs and require substantial management attention. In addition, our management team has limited experience managing a public company.
As a publicly traded company in the United States, we will incur substantial legal, accounting, director and officer insurance and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the SEC. The NYSE listing requirements and the Dutch regulations applicable to private companies with limited liability under the laws of the Netherlands and the Dutch Corporate Governance Code, as well as other applicable securities rules and regulations, will also apply to us following this offering. As part of these new requirements, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming.
Most of our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.
These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance, and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Supervisory Board, particularly to serve on our Audit Committee and Nominating, Governance and Compensation Committee, and qualified senior management.
By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.
Our credit facilities contain restrictive covenants that may limit our operating flexibility.
Our credit facilities contain restrictive covenants that limit the ability of our subsidiaries to pay dividends to MYT Netherlands and our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility, which may limit our operating flexibility. In addition, our credit facilities are secured by most of our assets and require us to satisfy certain financial covenants. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any debt under our facilities. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or meet the financial covenants on our credit facilities would adversely affect our business.
Risks Related to ADSs and this Offering
The market price of ADSs may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your ADSs at or above the initial public offering price and may lose all or part of your investment.
The initial public offering price for the ADSs was determined through negotiations between the underwriters and us, and may vary from the market price of ADSs following this offering. If you purchase ADSs in this offering, you may not be able to resell those ADSs at or above the initial public offering price. We cannot assure you that the market price following this offering will equal or exceed prices in privately negotiated transactions of ADSs that have occurred from time to time before this offering. The market price of ADSs may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:
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actual or anticipated fluctuations in our customer base, the level of customer engagement, net sales or other results of operations;

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variations between our actual results of operations and the expectations of securities analysts, investors and the financial community;

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any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

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any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

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any current or future health epidemic or other adverse public health development, such as the COVID-19 pandemic, could result in business disruption, sustained economic downturn, margin pressures and have an material adverse effect on our business and operating results;

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whether investors or securities analysts view the significant voting control of our parent company, MYT Holding, unfavorably;

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any negative publicity or negative market perception around the Company’s former association with Neiman Marcus and the Neiman Marcus brand;

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additional ADSs being sold into the market by us or our existing shareholders, or the anticipation of such sales, including if existing shareholders sell shares into the market when applicable “lock-up” periods end;

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announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

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changes in operating performance and stock market valuations of companies in our industry, including our brand partners and competitors;

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price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

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lawsuits threatened or filed against us;

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developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

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other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many e-commerce and other technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management and materially harm our business. While we have procured a director and officer insurance policy to mitigate the costs of any securities litigation, we could nonetheless incur substantial costs due to the deductible, various policy exclusions and the limits of coverage, and there can be no assurance that such costs could not have a material adverse effect on our results of operations.
Moreover, because of these fluctuations, comparing our results of operations on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our net sales or results of operations fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of ADSs could decline substantially. Such a decline could occur even when we have met any previously publicly stated net sales or earnings forecasts that we may provide.
An active trading market for the ADSs may never develop or be sustained.
We have applied to list the ADSs on the NYSE, under the symbol “MYTE.” However, we cannot assure you that an active trading market for ADSs will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your ADSs when desired, or the prices that you may obtain for your ADSs.
We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.
We intend to use up to $207 million of the net proceeds from this offering to cause MGG to repay all or a portion of the principal and accrued and unpaid interest outstanding under the 6.00% Shareholder Loans Due 2025, which will in turn be used to repay all or a portion of the principal and accrued and unpaid interest outstanding under certain 7.50% Senior Secured PIK Notes Due 2025 (but not less than $125.0 million in principal amount) issued in the original principal amount of $200.0 million by MYT Holding in connection with the settlement of all claims against MYT Holding and MYT Netherlands related to the Neiman Marcus Bankruptcy and the Distribution. See “Matters Related to Our Current and Former Parent Entities—Neiman Marcus Bankruptcy” for additional information on the Senior Secured PIK Notes. We intend to repay the remainder of the Shareholder Loans, if any, out of the net proceeds of one or more equity offerings in the future. The Shareholder Loans were originally incurred in 2014 as part of the acquisition financing for

Mytheresa by the Neiman Marcus Group. See “Related Party Transactions—Shareholder Loans” for additional information on the Shareholder Loans. We are a guarantor of such notes until the completion of this offering. The remainder of the net proceeds from this offering will be primarily used for general corporate purposes. We may also use a portion of the remaining net proceeds from this offering for the acquisition of, or investment in, brands or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisition or investment. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase the value of our business or increase the risks to you, which could cause the price of ADSs to decline. Until net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value. See “Matters Related to Our Current and Former Parent Entities—Neiman Marcus Group Bankruptcy” for additional information on the Senior PIK Notes.
If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding ADSs, the trading price or trading volume of ADSs could decline.
The trading market for ADSs will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the securities or industry analysts who cover us or may cover us in the future change their recommendation regarding ADSs, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the ADS price would likely decline. If any securities or industry analyst who covers us or may cover us in the future were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of ADSs to decline.
We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make the ADSs less attractive to investors.
We are an emerging growth company, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:
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the ability to present more limited financial data in the registration statement on Form F-1 of which this prospectus is a part;

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not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

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reduced disclosure obligations regarding executive compensation in our annual report on Form 20-F; and

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exemptions from the requirements of holding non-binding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering. Our status as an emerging growth company will end as soon as any of the following takes place:
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the last day of the fiscal year in which we have more than $1.07 billion in annual net sales;

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the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

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the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

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the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We cannot predict if investors will find ADSs less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find ADSs less attractive because we rely on any of these exemptions, there may be a less active trading market for ADSs and the market price of ADSs may be more volatile.

We have elected to take advantage of the “controlled company” exemption to the corporate governance requirements for NYSE-listed companies, which could make the ADSs less attractive to some investors or otherwise harm the price of ADSs.
A “controlled company” under the NYSE corporate governance requirements is a company of which more than 50% of the voting power is held by an individual, group or another company. Following this offering, MYT Holding will control a majority of the voting power of our outstanding ordinary shares, making us a “controlled company” within the meaning of the NYSE corporate governance requirements. Because we qualify as a “controlled company” under the corporate governance requirements for NYSE-listed companies, we are not required to have a majority of our Supervisory Board be independent (except as contemplated by the Dutch Corporate Governance Code on a comply or explain basis), nor are we required to have a compensation committee or an independent nominating function. In light of our status as a “controlled company,” in the future, we could elect not to have a majority of our Supervisory Board be independent or not to have a compensation committee or nominating and corporate governance committee. Our status as a “controlled company” could make the ADSs less attractive to some investors or otherwise harm the price of ADSs.
MYT Holding controls the direction of our business, and its concentrated ownership of our capital stock will prevent you and other shareholders from influencing significant decisions.
Upon completion of this offering, MYT Holding will control 79.5% (or 76.9% if the underwriters exercise their option to purchase additional ADSs from us and the Selling Shareholder in full) of the voting power in our ordinary shares. For so long as MYT Holding continues to control a majority of the voting power, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval.
As a controlling shareholder, MYT Holding will be able to independently elect the members of our Supervisory Board, which only requires the vote of a simple majority of the votes cast at a general meeting. Further, MYT Holding will be able to independently elect the members of our Management Board on the basis of a binding nomination of the Supervisory Board. This will allow MYT Holding to indirectly influence the composition of our Management Board as well as certain corporate actions that require the approval of the Supervisory Board. Such actions, unless approved in the business plan or annual budget of the Company previously approved by the Supervisory Board for the relevant year or if it is part of the ordinary business of the Company, may include, inter alia, any material changes to our business strategy, the purchase, sale, creation or termination of business units, the incurrence or guarantee of certain indebtedness, the hiring, dismissal or modification of employment agreements for executive employees of subsidiaries of the Company as well as any related party transactions.
As a result, MYT Holding and its affiliates may engage in activities where their interests may not be the same as, or may conflict with, the interests of our other shareholders or our interests. Investors in this offering will not be able to affect the outcome of a shareholder vote while MYT Holding controls the majority of the voting power in the shareholders’ meeting. Because MYT Holding’s interests may differ from those of our other shareholders, actions that MYT Holding takes with respect to us, as our controlling shareholder, may not be favorable to us or to our other shareholders.
As a foreign private issuer we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on

Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer, some investors may find the ADSs less attractive, and there may be a less active trading market for the ADSs.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of the members of our Supervisory Board or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also be required to comply with U.S. federal proxy requirements, and the members of our Management and Supervisory Boards, senior management and our principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the NYSE. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. These expenses will relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.
As we are a foreign private issuer and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance listing requirements.
As a foreign private issuer, we will have the option to follow certain home country corporate governance practices rather than those of the NYSE, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the NYSE requirements to have the Audit Committee appoint our external auditors, the NYSE rules for shareholder meeting quorums and record dates and the NYSE rules requiring shareholders to approve equity compensation plans and material revisions thereto. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NYSE corporate governance requirements.
Future securities issuances could result in significant dilution to our shareholders and impair the market price of ADSs.
You will suffer immediate and substantial dilution in the net tangible book value of the ADSs if you purchase ADSs in this offering. Based on an assumed initial public offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after giving effect to this offering, purchasers of ADSs in this offering will experience immediate dilution in net tangible book value of $22.58 per ADS. In addition, after giving effect to this offering, investors purchasing ADSs in this offering will contribute 56.4% of the total amount invested by shareholders since inception but will only own 18.2% of the ordinary shares outstanding. See “Dilution” for a more detailed description of the dilution to new investors in the offering.
Future issuances of ADSs, or the perception that these sales may occur, could depress the market price of ADSs and result in dilution to existing holders of ADSs. We intend to adopt the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan (the “2020 Plan”), under which we expect to grant equity or cash- and/or equity-based awards in order to attract, motivate and retain employees and other service providers. To the extent we grant awards under the 2020 Plan, such awards may subject ADSs to further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. As a result, purchasers of ADSs in this offering bear the risk that future issuances of debt or equity securities may dilute their ownership interest.
We may from time to time offer additional ADSs at a discount from the current trading price of ADSs. As a result, holders of ADSs would experience further immediate dilution upon the purchase of any ADSs sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, ordinary shares or ADSs. If we issue ordinary shares or securities convertible or exchangeable into ordinary shares, holders of the ADSs would experience additional dilution and, as a result, the price of the ADSs may decline.
A significant portion of our total outstanding ordinary shares after this offering will be restricted from immediate resale but may be sold in the near future. The large number of shares eligible for sale or subject to rights requiring us to register them for sale could cause the market price of the ADSs to drop significantly, even if our business is performing well.
Sales of a substantial number of ordinary shares or ADSs could occur at any time, subject to certain restrictions described below. These sales, or the perception in the market that holders of a large number of ordinary shares or ADSs intend to sell ordinary shares or ADSs, could reduce the market price of the ADSs. Based on the number of our ordinary shares outstanding as of the date of this prospectus (as adjusted to reflect the share split described herein) we will have 85,783,883 ordinary shares outstanding after this offering (or 86,384,153 ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).
Future sales of ADSs issued in connection with this offering could cause our share price to decline.
If our shareholders, including employees and service providers who obtain equity, sell or indicate an intention to sell, substantial amounts of ADSs in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of ADSs could decline. Based on shares outstanding as of the date of this prospectus (as adjusted to reflect the share split described herein), upon the completion of this offering, we will have outstanding a total of 85,783,883 ADSs eligible for sale on the market. Each of the members of our Management or Supervisory Boards, our senior management and the Selling Shareholder have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their ADSs or ordinary shares for a period of 180 days after the date of this prospectus. However, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, waive the contractual lock-up before the lock-up agreements expire. After the lock-up agreements expire, 68,044,154 ADSs outstanding as of the date of this prospectus (assuming the closing of this offering) will be eligible for sale in the public market, all of which are held by members of our Management or Supervisory Boards, senior management and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended (the “Securities Act”), and various vesting agreements. Sales of a substantial number of such ADSs upon expiration of the lock-up agreements, the perception that such sales may occur or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your ADSs at a time and price that you deem appropriate.
We intend to file a registration statement on Form S-8 under the Securities Act covering all the ADSs subject to share awards outstanding and reserved for issuance under our share plans. That registration statement will become effective immediately on filing, and ADSs covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. If these additional ADSs are sold, or if it is perceived that they will be sold in the public market, the trading price of ADSs could decline.
Changes in IFRS could have an adverse effect on our previously reported results of operations.
The standards comprising IFRS are subject to revision and interpretation by the IASB and by various bodies formed to promulgate and to interpret appropriate accounting principles including the International Financial Reporting Interpretations Committee and the Standard Interpretations Committee. A change in these standards or interpretations could have a significant effect on our previously reported results of operations and could affect the reporting of transactions completed before the announcement of a change.

Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. IFRS and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including, but not limited to, revenue recognition, impairment of long-lived assets, leases and related economic transactions, intangibles, self-insurance, income taxes, property and equipment, litigation and equity-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could require us to make changes to our accounting systems to implement these changes that could increase our operating costs and could significantly change our reported or expected financial performance.
The value of goodwill, brand names or other intangible assets reported in our consolidated financial statements may need to be partially or fully impaired as a result of revaluations
As of September 30, 2020, our carrying amount of goodwill, brand names and other intangible assets recorded on our consolidated balance sheet was €155.0 million. Under IFRS, we are required to annually test our recorded goodwill and indefinite-lived intangible assets, such as brand names, and to assess the carrying values of other intangible assets when impairment indicators exist. As a result of such tests, we could be required to recognize impairment losses in our income statement if the carrying value is in excess of the fair value. Certain of our intangible assets include acquired customers that we amortize over several years. If we are required to book losses with respect to such intangibles, we may need to shorten the amortization period, which could have a material adverse effect on our business, financial condition and results of operations.
The exclusive forum provisions set forth under Dutch law, our Articles of Association and the deposit agreement may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Dutch law provides that the courts at the corporate seat of the issuer are the exclusive forum for, inter alia, any legal challenge by a shareholder of a resolution of the general meeting. Similarly, our Articles of Association provide that, unless we consent in writing to an alternative forum, the competent court in Amsterdam, the Netherlands shall be the sole and exclusive forum for (i) any action asserting a claim for breach of a fiduciary or other duty owed by any member of our Management Board and Supervisory Board, any executive officer or any other agent to the company; (ii) any action asserting a claim arising pursuant to any provision of the Dutch Civil Code, the Articles of Association of the company or the rules of procedure of the Supervisory Board or the Management Board; (iii) any action asserting a claim pertaining to our internal affairs or (iv) any action asserting a claim under the Securities Act, the Exchange Act or the rules and regulations promulgated pursuant to such statutes.
Also, as set forth in the deposit agreement, and to the fullest extent permitted by applicable law, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or the rules or regulations promulgated pursuant to such statutes. Notwithstanding the foregoing, we note that holders of our securities cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive jurisdiction provision may not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Act or the Exchange Act, or the respective rules and regulations promulgated thereunder.
The preceding exclusive forum provisions described in this risk factor may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with MYT Netherlands or members of our Management or Supervisory Boards, senior management or other employees, which may discourage lawsuits against MYT Netherlands and members of our Management or Supervisory Boards, senior management and other employees. In addition, the enforceability of exclusive forum provisions in our Articles of Association and deposit agreement is uncertain. If a court were to find any of the exclusive forum provisions described in this risk factor to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could have a material adverse effect on our business, financial condition and results of operations.
The rights of shareholders in a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) differ in material respects from the rights of shareholders of corporations incorporated in the United States.
MYT Netherlands is a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) with its registered office in the Netherlands. Its corporate affairs are governed by the laws governing private companies with limited liability formed in the Netherlands set forth in the Dutch Civil Code, the Dutch Corporate Governance Code, its Articles of Association, the Rules of Procedure of its Supervisory Board and the Rules of Procedure of its Management Board. The rights of our shareholders may be different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions.
In addition, rights of shareholders and the responsibilities of members of our Management Board and Supervisory Board may differ from the rights of shareholders and the duties of directors of U.S. corporations. In the performance of their duties, our Management Board and Supervisory Board are required by Dutch law to consider our interests and the interests of our shareholders, employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a holder of ADSs.
For more information, we have provided summaries of relevant Dutch law governing private companies with limited liability and of our Articles of Association under “Management” and “Description of Share Capital and Articles of Association.”
Dutch and European insolvency laws are substantially different from U.S. insolvency laws and may offer our shareholders less protection than they would have under U.S. insolvency laws.
As a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid), MYT Netherlands is subject to Dutch insolvency laws in the event any insolvency proceedings are initiated against us including, among other things, Regulation (EU) 2015/848 of the European Parliament and of the Council of May 20, 2015 on insolvency proceedings as of June 2017. Further, our principal operating subsidiaries have their registered offices in Germany and are subject to German insolvency laws and EU regulations in the event any insolvency proceedings are initiated against such subsidiaries. Should courts in another European country determine that the insolvency laws of that country apply to us or our principal operating subsidiaries in accordance with and subject to such EU regulations, the courts in that country could have jurisdiction over the insolvency proceedings initiated against us. Insolvency laws in the Netherlands, Germany or the relevant other European country, if any, may offer our shareholders less protection than they would have under U.S. insolvency laws and make it more difficult for them to recover the amount they could expect to recover in a liquidation under U.S. insolvency laws.
Conflicts of interest may arise because of our shareholder structure at the time of the IPO and because some members of our Supervisory Boards are employed by our Sponsors.
After the closing of this offering, due to the size of their shareholding, Ares Management Corp. (“Ares”) and Canada Pension Plan Investment Board (“CPPIB” and, together with Ares, the “Sponsors”), through MYT Holding, will be able to adopt any resolution in the general meeting regardless of how other shareholders vote, including, but not limited to, resolutions on the appointment of Supervisory Board members, on capital measures and on the allocation of profits and, hence, our dividend policy. In this context, the interests of Ares and affiliates of CPPIB, for example with respect to the allocation of profits and the distribution of dividends, may differ from the interests of some or all of our other shareholders.
Entities affiliated with Ares and affiliates of CPPIB may hold equity interests in entities that directly or indirectly compete with us, and companies in which they currently invest may begin competing with us. In addition, certain members of our Supervisory Board are affiliated with Ares and CPPIB. As a result of these relationships, when conflicts arise between the interests of Ares and CPPIB and their affiliates, on the one hand, and the interests of the Company and our other shareholders, on the other hand, these members of our

Supervisory Board may have an interest in the matter different from the interests of the Company and our other shareholders. Dutch law provides that a member of the management board of a Dutch private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), such as the Company, may not participate in the adoption of resolutions (including deliberations in respect of these) if he or she has a direct or indirect personal interest conflicting with the interests of the company. Such a conflict of interest only exists if in the situation at hand the member of our Management Board is deemed to be unable to serve the interests of the Company and the business connected with it with the required level of integrity and objectivity. Pursuant to the Management Board Rules, each member of our Management Board shall immediately report any (potential) personal conflict of interest concerning a member of our Management Board to the chairperson of the Supervisory Board and to the other members of our Management Board and shall provide all information relevant to the conflict.
If no resolution can be adopted by our Management Board as a consequence of such a personal conflict of interest, the resolution concerned will be adopted by our Supervisory Board. All transactions in which there are conflicts of interests with members of our Management Board will be agreed on terms that are customary in the sector concerned and disclosed in the Company’s annual report. The existence of an actual or potential conflict of interest does not affect the authority of our Management Board and Supervisory Board and their respective members to represent the Company.
We are not obligated to and do not comply with all the best practice provisions of the Dutch Corporate Governance Code. This may affect your rights as a shareholder.
As we are a company under the laws of the Netherlands and will have our ADSs listed on an equivalent third (non-EU) country market to a regulated market (e.g., the NYSE), we are subject to the Dutch Corporate Governance Code. The Dutch Corporate Governance Code contains both principles and best practice provisions for our Management Board, our Supervisory Board, our shareholders and our general meeting, financial reporting, auditors, disclosure compliance and enforcement standards.
The Dutch Corporate Governance Code is based on a “comply or explain” principle. Accordingly, we will be required to disclose in our management report publicly filed in the Netherlands, whether or not we comply with the various provisions of the Dutch Corporate Governance Code. If we do not comply with one or more of those provisions (e.g., because of a conflicting NYSE requirement or U.S. market practice), we are required to explain the reasons for such non-compliance in our management report.
We acknowledge the importance of good corporate governance. However, we do not intend to comply with all the provisions of the Dutch Corporate Governance Code because such provisions conflict with or are inconsistent with the corporate governance rules of the NYSE and U.S. securities laws that will apply to us upon the completion of this offering, or because we believe such provisions do not reflect customary governance practices of global companies listed on the NYSE. This could affect your rights as an ADS holder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the Dutch Corporate Governance Code. See “Management — Dutch Corporate Governance Code.”
We may not pay dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on the appreciation in the price of ADSs.
We may not pay any cash dividends on our ordinary shares in the future. Any decision to declare and pay dividends in the future will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in ADSs is solely dependent upon the appreciation of the price of ADSs on the open market, which may not occur. In addition, withholding taxes, if applicable, could reduce the amount of the dividend that you will receive. See “If MYT Netherlands pays dividends, it may need to withhold tax on such dividends payable to holders of its ADSs in both Germany and the Netherlands.” and “Dividend Policy.”
MYT Netherlands is a holding company with no external revenue generating activities of its own and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.
As a holding company, our principal source of cash flow will be distributions or payments from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will depend on the ability of our subsidiaries and intermediate holding companies to make upstream cash distributions or payments to us, which may be impacted, for example, by their ability to generate sufficient cash flow or limitations on the ability to repatriate funds whether as a result of currency liquidity restrictions, monetary or exchange controls or otherwise. Our operating subsidiaries and intermediate holding companies are separate legal entities, and although they are directly or indirectly wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise, except as may be provided through intercompany agreements from time to time. Furthermore, the ability of our operating subsidiaries to make any funds available to MYT Holding, whether in the form of loans, dividends or otherwise is restricted by the terms of their revolving credit facilities while these are in place. To the extent the ability of any of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.
Investors may have difficulty enforcing civil liabilities against us or the members of our Management or Supervisory Board.
We are incorporated in the Netherlands and conduct substantially all of our operations in the European Union through our subsidiaries. Both members of our Management Board and four members of our Supervisory Board are non-residents of the United States. The majority of our assets and a significant portion of the assets of the members of our Management Board and Supervisory Board are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on company representatives or the company in the United States, or to enforce judgments obtained in U.S. courts against company representatives or the company based on civil liability provisions of the securities laws of the United States. As set forth in the deposit agreement and to the fullest extent permitted by applicable law, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or the rules or regulations promulgated pursuant to such statutes.
There is no treaty between the United States and the Netherlands for the mutual recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would not be enforceable in the Netherlands unless the underlying claim is re-litigated before a Dutch court of competent jurisdiction. However, if a person has obtained a final judgment without appeal in such a matter rendered by a court in the United States that is enforceable in the United States and files his claim with the competent Dutch court, the Dutch court will recognize and give effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, (ii) proper legal procedures have been observed, (iii) the judgment does not contravene Dutch public policy and, (iv) the judgment is not irreconcilable with a judgment of a Dutch court or an earlier judgment of a foreign court that is capable of being recognized in the Netherlands.
Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws, against us, members of our Management Board and Supervisory Board, or our senior management. In addition, there is doubt as to whether a Dutch court would impose civil liability on us, the members of our Management and Supervisory Board or our senior management in an original action predicated solely upon the U.S. federal securities laws brought in a court of competent jurisdiction in the Netherlands against us or such members, respectively.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiffs in an action of that kind.
The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other ADS holders bring a claim against us or the depositary in connection with matters arising under the deposit agreement or relating to the ADSs, including claims under federal securities laws, you may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiffs in that action.
Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any ADS holder or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.
MYT Netherlands may be treated as a passive foreign investment company, which could result in adverse tax consequences for investors in the ADSs that are subject to U.S. federal income tax.
Based on the anticipated market price of MYT Netherlands’ ADSs in this offering, the expected market price of MYT Netherlands’ ADSs following this offering and the composition of MYT Netherlands’ income, assets (and such assets’ adjusted bases) and operations, MYT Netherlands does not expect to be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year. Therefore, there can be no assurance that MYT Netherlands will not be classified as a PFIC for the current taxable year or for any future taxable year. MYT Netherlands would be classified as a PFIC for any taxable year if, after the application of certain look-through rules, either: (1) 75% or more of its gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”)), or (2) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Certain adverse U.S. federal income tax consequences could apply to a U.S. holder (defined below) if MYT Netherlands is treated as a PFIC for any taxable year during which such U.S. holder holds ADSs. If a U.S. holder actually or constructively acquires ADSs resulting in the U.S. holder actually or constructively owning 10% or more of the combined voting power of MYT Netherlands voting stock or of the total value of our stock, different U.S. federal income tax consequences may apply. For further discussion, see “Material Tax Considerations—U.S. Taxation” below.
The IRS may not agree that MYT Netherlands is a foreign corporation for U.S. federal tax purposes.
For U.S. federal tax purposes, a corporation is generally considered to be a foreign corporation if it is organized or incorporated outside of the United States. Because MYT Netherlands is incorporated under the laws of the Netherlands, it would be classified as a foreign corporation under these rules. Section 7874 of the Code provides an exception to this general rule under which a foreign incorporated entity may, in certain circumstances, be classified as a U.S. corporation for U.S. federal tax purposes.
As part of a prior internal reorganization, and notwithstanding the fact that MYT Netherlands’ operating assets were already owned through a foreign corporation, MYT Netherlands may be considered as a technical matter to have acquired substantially all of the assets indirectly held by of one or more U.S. corporations. Under Section 7874, MYT Netherlands could be treated as a U.S. corporation for U.S. federal tax purposes if the former shareholders of the U.S. corporations are treated as receiving a requisite ownership percentage of the MYT Netherlands shares “by reason of” holding shares of the U.S. corporations.
We do not believe that Section 7874 caused MYT Netherlands or any of its affiliates to be treated as a U.S. corporation for U.S. tax purposes as a result of the prior internal reorganization because, among other things, the requisite ownership test should not be satisfied. However, the law and Treasury Regulations promulgated under Section 7874 are complex and unclear in many regards, and there is limited guidance regarding the application of Section 7874. Moreover, the IRS could assert that subsequent transactions that resulted in ownership changes should be considered part of the prior internal reorganization and that Section 7874 applies to the combined transactions.
Accordingly, there can be no assurance that the IRS will not challenge the status of MYT Netherlands or the status of any of its foreign affiliates as a foreign corporation under Section 7874 or that such challenge would not be sustained by a court. If the IRS were to successfully challenge such status under Section 7874, MYT Netherlands and its affiliates could be subject to substantial additional U.S. federal tax liability. In addition, MYT Netherlands and certain of its foreign affiliates are expected to be treated as tax residents of countries other than the United States for foreign tax purposes. Consequently, if MYT Netherlands or any such affiliate is treated as a U.S. corporation for U.S. federal tax purposes under Section 7874, MYT Netherlands or such affiliate could be liable for both U.S. and non-U.S. taxes. For further discussion, see “Material Tax Considerations—U.S. Taxation” below.
One or more taxing authorities could challenge the tax residency of MYT Netherlands, and if such challenge were to be successful, we could be subject to increased and/or different taxes than we expect.
MYT Netherlands has taken steps to establish tax residency in Germany, and we believe that such steps have resulted in MYT Netherlands becoming a tax resident in Germany for German tax purposes as of September 7, 2020. By reason of MYT Netherlands’ incorporation under Dutch law, it is also deemed tax resident in the Netherlands for purposes of the Dutch Dividend Withholding Tax Act 1965 and the Dutch Corporation Tax Act 1969. As long as it continues to have its place of effective management in Germany, and not in the Netherlands, under the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, MYT Netherlands should be considered to be exclusively tax resident in Germany. However, the applicable tax laws or interpretations thereof, including the interpretation of the Convention, may change. Furthermore, whether MYT Netherlands has its place of effective management in Germany and is as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof and changes to applicable facts and circumstances (e.g., a change of board members or the place where board meetings take place), may result in MYT Netherlands becoming a tax resident of a jurisdiction other than Germany, potentially also triggering an exit tax liability in Germany, or in the denial of benefits under the Convention. These changes could have a material adverse impact on MYT Netherlands’ financial results and/or the future marketability of MYT Netherlands’ ADSs. For further discussion, see “Material Tax Considerations—German Taxation—Tax Residence of MYT Netherlands.”
If MYT Netherlands pays dividends, it may need to withhold tax on such dividends payable to holders of its ADSs in both Germany and the Netherlands.
As an entity incorporated under Dutch law, but with its place of effective management in Germany (and not in the Netherlands), MYT Netherlands’ dividends are generally subject to German dividend withholding tax and not Dutch withholding tax. However, Dutch dividend withholding tax, in addition to German withholding tax, will be required to be withheld from dividends if and when paid to Dutch resident holders of MYT Netherlands’ ADSs (and non-Dutch resident holders of MYT Netherlands’ ADSs that have a permanent establishment in the Netherlands to which their shareholding is attributable). MYT Netherlands will be required to identify its shareholders and/or ADS holders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment to which the shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of MYT Netherlands’ shareholders and/or ADS holders cannot be assessed upon a payment of dividend, withholding of both German and Dutch dividend tax from such dividend may occur. Non-Dutch resident holders of MYT Netherlands’ ADSs may apply for a refund of Dutch dividend tax, if withheld on the distribution. For further discussion, see “Material Tax Considerations—Material Netherlands tax considerations—Dividend withholding tax.”
Holders of ADSs may be subject to limitations on transfer of their ADSs.
ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
The exercise of voting rights by holders of ADSs is limited by the terms of the deposit agreement.
Holders of ADSs may exercise their voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of the deposit agreement. If we ask the depositary to solicit your instructions, then upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote such holder’s underlying ordinary shares in accordance with these instructions. Under our Articles of Association, the minimum notice period required for convening a general meeting corresponds to the statutory minimum period, which is currently 36 days. When a general meeting is convened, a holder of ADSs may not receive sufficient notice of a general meeting to permit such holder to withdraw its ordinary shares to allow the holder to cast its vote with respect to any specific matter at the general meeting. In addition, the depositary and its agents may not be able to send voting instructions to a holder of ADSs or carry out such holder’s voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to a holder of ADSs in a timely manner, but such holder may not receive the voting materials in time to ensure that such holder can instruct the depositary to vote its shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, a holder of ADSs may not be able to exercise its right to vote and may lack recourse if the ordinary shares are not voted as requested by such holder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.
These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus and the factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements include, but are not limited to, statements and factors about:
•
the highly competitive nature of our industry and our ability to compete effectively;

•
our ability to respond to consumer demand, spending and tastes;

•
our ability to respond to any current or future health epidemic or other adverse public health development, such as the COVID-19 pandemic, and the resulting business disruption, sustained economic downturn and margin pressures;

•
our ability to maintain and enhance our brand;

•
our ability to retain our existing customers and acquire new customers;

•
the growth of the market for premium lifestyle and luxury products, and the online market for premium lifestyle and luxury products in particular;

•
our ability to obtain and maintain differentiated high-quality products from appropriate brands in sufficient quantities from vendors;

•
our ability to expand our product offerings, including our owned brands;

•
our ability to effectively manage or sustain our growth and to effectively expand our operations;

•
our ability to obtain and maintain sufficient inventory at prices that will make our business model profitable, and of a quality that will continue to retain existing customers and attract new customers;

•
seasonal sales fluctuations;

•
our ability to optimize, operate, manage and expand our network infrastructure, and our fulfillment centers and delivery channels;

•
our ability to retain existing vendors and brands and to attract new vendors and brands; and

•
general economic conditions and their impact on consumer demand.

You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $304.6 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their option to purchase additional ADSs in full, we estimate that the net proceeds to be received by us will be approximately $318.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase (decrease) in the assumed initial public offering price of $25.00 per ADS would increase (decrease) the net proceeds to us from this offering by approximately $12.7 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We may also increase or decrease the number of ADSs we are offering. Each increase (decrease) of 1,000,000 ADSs in the number of ADSs offered by us would increase (decrease) the net proceeds to us from this offering by approximately $23.3 million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of ADSs by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.
We intend to use up to $207 million of the net proceeds from this offering to cause MGG to repay all or a portion of the principal and accrued and unpaid interest outstanding under the 6.00% Shareholder Loans Due 2025, which will in turn be used to repay all or a portion of the principal and accrued and unpaid interest outstanding under certain 7.50% Senior Secured PIK Notes Due 2025 (but not less than $125.0 million in principal amount) issued in the original principal amount of $200.0 million by MYT Holding in connection with the settlement of all claims against MYT Holding and MYT Netherlands related to the Neiman Marcus Bankruptcy and the Distribution. See “Matters Related to Our Current and Former Parent Entities—Neiman Marcus Group Bankruptcy” for additional information on the Senior Secured PIK Notes. We intend to repay the remainder of the Shareholder Loans, if any, out of the net proceeds of one or more equity offerings in the future. The Shareholder Loans were originally incurred in 2014 as part of the acquisition financing for Mytheresa by the Neiman Marcus Group. See “Related Party Transactions—Shareholder Loans” for additional information on the Shareholder Loans.
We currently intend to use the remainder of the net proceeds from this offering, which we estimate will be $97.6 million, for working capital and other general corporate purposes, which we currently expect will include continued investment in the growth of our operations. However, we do not currently have specific planned uses for the proceeds. We may also use a portion of our net proceeds to acquire or invest in complementary brands or businesses; however, we currently have no agreements or commitments to complete any such transactions. Because we expect to use the net proceeds from this offering for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering.
We will not receive any proceeds from the sale of ADSs by the Selling Shareholder. The Selling Shareholder will receive all of the proceeds from the sales of its ADSs in this offering, after commissions payable to the underwriters. Expenses of this offering will be paid by us.

DIVIDEND POLICY
As a legal matter, the ordinary shares represented by the ADSs are entitled to dividends for fiscal 2021 and for all subsequent fiscal years. We do not anticipate paying a dividend on our ordinary shares in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made by our Management Board, which resolution will be subject to approval of our Supervisory Board. Pursuant to and in accordance with a proposal thereto by the Management Board, which proposal has been approved by the Supervisory Board, the general meeting may also resolve to make distributions. Any distribution will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. For example, our credit facilities contain restrictive covenants that limit the ability of our subsidiaries to pay dividends to MYT Netherlands, among other restrictions. We therefore may not be able to pay dividends on our ordinary shares unless we obtain the consent of the lender or terminate the credit facility, Under Dutch law, dividends can only be resolved upon and paid to the extent that the MYT Netherlands’ equity exceeds the reserves that the company must maintain pursuant to the law or our Articles of Association. Our future ability to pay dividends on our capital stock is further limited by the terms of our existing credit facilities, future earnings, financial condition, cash flow, working capital requirement, capital expenditures and may be limited by any future debt instruments or preferred securities.
Under Dutch law, a party receiving such distribution who knows or could reasonably be expected to foresee that the distribution would make the Company unable to continue paying any of its due and payable debts shall be liable to the Company for payment of the shortfall created by the distribution, with said liability not to exceed the amount of the distribution received by that party and with due observance of the provisions of prevailing law.
Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those adopted by the United Nations and the European Union, as also implemented in the Netherlands via the Sanctions Act of 1977 (Sanctiewet 1977) as well as terrorism-related listings by the Dutch government, or other laws concerning export control, pursuant to European Union regulations, the Sanctions Act 1977 (Sanctiewet 1977) or other legislation, applicable anti-boycott regulations and similar rules. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares in MYT Netherlands.
We are a holding company with no external revenue generating activities of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments.
All of the shares represented by the ADSs which are the subject of the offering contemplated by this prospectus will generally have the same dividend rights as all of our other outstanding shares. However, the depositary may limit distributions based on practical considerations and legal limitations. See “Description of American Depositary Shares—Dividends and Other Distributions.”

CAPITALIZATION
The table below sets forth our capitalization as of September 30, 2020.
•
on an actual basis; and

•
on an as adjusted basis to give further effect to: (i) the issuance of 1,946,317 shares granted under the 2020 Plan at the time of this offering and the resulting share-based compensation expense of € 41.5 million ($48.7 million), based on the assumed initial offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, (ii) the issuance and sale of ADSs by us in this offering at the assumed initial public offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of up to $207 million of the net proceeds from this offering to cause MGG to repay all or a portion of the Shareholder Loans, which will in turn be used to repay all or a portion the principal and accrued and unpaid interest outstanding under certain 7.50% Senior Secured PIK Notes Due 2025, as described under “Use of Proceeds.”

Investors should read this table in conjunction with our audited financial statements and notes thereto included in this prospectus as well as “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of September 30, 2020
	Actual (unaudited)	As Adjusted(2) (unaudited)
	(in thousands)
Total debt, including current portion(1)	€228,186	€42,810
Shareholders’ equity:
Subscribed capital	€1	€1
Capital reserve	91,015	392,389
Accumulated deficit	(18,605)	(60,108)
Other comprehensive loss	2,231	2,231
Total shareholders’ equity	€74,642	€334,513
Total Capitalization	€302,828	€377,323

(1)
In connection with the offering, we expect to cause MGG to repay all or a portion of the Shareholder Loans, which will in turn be used to repay all or a portion of the principal and accrued and unpaid interest outstanding under certain 7.50% Senior Secured PIK Notes Due 2025 issued in the original principal amount of $200.0 million by MYT Holding in connection with the settlement of all claims against MYT Holding and MYT Netherlands related to the Neiman Marcus Bankruptcy and the Distribution. See “Matters Related to Our Current and Former Parent Entities—Neiman Marcus Group Bankruptcy” for additional information on the Senior Secured PIK Notes. See “Related Party Transactions—Shareholder Loans” for additional information on the Shareholder Loans.

(2)
A $1.00 increase or decrease in the assumed initial public offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of each of total shareholders’ equity and total capitalization by approximately $12.7 million (€10.9 million), assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. An increase or decrease of 1,000,000 ADSs in the number of ADSs offered by us, as set forth on the cover page of this prospectus, would increase or decrease the as adjusted amount of total shareholders’ equity and total capitalization by approximately $23.3 million (€19.9 million), assuming no change in the assumed initial public offering price of $25.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions.

DILUTION
If you invest in ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and the as adjusted net tangible book value per ADS immediately following the consummation of this offering.
At September 30, 2020, we had a net tangible book value of $(96,888) thousand, corresponding to a net tangible book value of $(1.38) per share or $(1.38) per ADS based on an ordinary share to ADS ratio of 1:1. Net tangible book value per share represents the amount of our total assets less our total liabilities, excluding goodwill and other intangible assets, divided by the total number of our ordinary shares outstanding.
After giving effect to (i) the issuance of 1,946,317 shares granted under the 2020 Plan at the time of this offering and (ii) the sale by us of 13,647,059 ADSs (representing an aggregate of 13,647,059 ordinary shares, resulting in total shares and ADS outstanding of 85,783,883) in this offering at the assumed initial public offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom as described under “Use of Proceeds,” as well as the re-payment of all or a portion of the Senior Secured PIK Notes with a portion of the proceeds of this offering, our as adjusted net tangible book value at September 30, 2020 would have been approximately $207.8 million, representing $2.42 per share or $2.42 per ADS. This represents an immediate increase in pro forma net tangible book value of $3.80 per share or $3.80 per ADS to existing shareholders and an immediate dilution in pro forma net tangible book value of $22.58 per share or $22.58 per ADS to new investors purchasing ADSs in this offering at the assumed initial public offering price. Dilution in pro forma net tangible book value per share to new investors is determined by subtracting as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. Dilution in pro forma net tangible book value per ADS to new investors is determined by subtracting as adjusted net tangible book value per ADS after this offering from the assumed initial public offering price per ADS paid by new investors.
The following table illustrates this dilution to new investors purchasing ADSs in the offering.
Assumed initial public offering price		$25.00
Pro forma net tangible book value per ADS	$(1.38)
Increase in pro forma net tangible book value per ADS attributable to this offering	$3.80
As adjusted net tangible book value per ADS
Dilution in pro forma net tangible book value per ADS to new investors		$22.58
Each $1.00 increase (decrease) in the assumed initial public offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, respectively, would increase (decrease) the as adjusted net tangible book value after this offering by $0.15 per ADS and the dilution per ADS to new investors in the offering by $23.43 per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same.
If the underwriters exercise their option to purchase additional ADSs from us in and the Selling Shareholder full, our as adjusted net tangible book value per ADS after this offering would be $2.56 per ADS, representing an immediate increase in pro forma net tangible book value per ADS of $22.44 per ADS to existing shareholders and immediate dilution of $22.44 per ADS in as adjusted net tangible book value per ADS to new investors purchasing ADSs in this offering, based on an assumed initial public offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table summarizes, on an as adjusted pro forma basis, as of September 30, 2020, the number of ordinary shares owned by existing shareholders and to be owned by new investors purchasing ADSs in this offering, the total consideration paid to us, the average price per ordinary share paid by our existing shareholders and the average price per ADS to be paid by new investors purchasing ADSs in this offering. The calculation below is based on an assumed initial public offering price of $25.00 per ADS, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	ADSs Purchased		Ordinary Shares Purchased		Total Consideration		Average Price per Share	Average Price Per ADS
	Number	Percent	Number	Percent	Amount in thousands	Percent
Existing shareholders	70,136,824	81.8%	70,136,824	81.8%	$263,493	43.6%	$3.65	$3.65
New investors	15,647,059	18.2%	15,647,059	18.2%	$341,176	56.4%	25.00	25.00
Total	85,783,883	100%	85,783,883	100%	$604,669	100%
The total number of shares reflected in the discussion and tables above is based on 72,136,824 ordinary shares outstanding as of the date of this prospectus on an as adjusted pro forma basis and does not reflect the ADSs purchased by new investors from the Selling Shareholder.
Sales by the Selling Shareholder in this offering will reduce the number of ordinary shares held by existing shareholders to 68,190,687, or approximately 79.5% of the total number of ordinary shares outstanding after this offering.
If the underwriters exercise their option to purchase additional ADSs in full, the following will occur:
•
the percentage of our ordinary shares held by existing shareholders will decrease to approximately 79.2% of the total number of our ordinary shares outstanding after this offering; and

•
the percentage of our ordinary shares held by new investors will increase to approximately 20.8% of the total number of our ordinary shares outstanding after this offering.

We intend to adopt the 2020 Plan, under which we expect to grant equity or cash- and/or equity-based awards in order to attract, motivate and retain employees and other service providers. To the extent we grant awards under the 2020 Plan, or to the extent there are other issuances of our ordinary shares, there will be further dilution to new investors. We may also choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities may result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
We have historically conducted our business through MGG and its subsidiaries. The following consolidated financial data is prepared for MYT Netherlands and its subsidiaries, including MGG. Following the offering, we will cause MGG to repay all or a portion of the Shareholder Loans, which will in turn be used to pay off all or a portion of the Senior Secured PIK Notes of MYT Holding as described under “Use of Proceeds.”
We prepare our consolidated financial statements in accordance with IFRS as issued by IASB. The following selected historical consolidated financial data as of June 30, 2018, 2019 and 2020 and for the fiscal years then ended has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The following selected consolidated financial data as of September 30, 2020 and for the three months ended September 30, 2019 and 2020 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The following table also contains translations of Euro amounts into U.S. Dollars as of and for the fiscal year ended June 30, 2020 and as of and for the three months ended September 30, 2020. These translations are solely for the convenience of the reader and were calculated at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank in New York on the period end date for the applicable period, which as of June 30, 2020 was €1.00 = $1.1237 and as of September 30, 2020 was € 1.00 = $1.1723. You should not assume that, on that or any other date, one could have converted these amounts of Euros into U.S. Dollars at this or any other exchange rate.

	Years Ended June 30,				Three Months Ended September 30,
	2018	2019	2020	2020 (unaudited)	2019 (unaudited)	2020 (unaudited)	2020 (unaudited)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Net sales	€303,520	€379,086	€449,487	$505,089	€99,112	€126,359	$148,130
Cost of sales, exclusive of depreciation and amortization	(160,469)	(201,410)	(239,546)	(269,178)	(52,766)	(67,678)	(79,339)
Gross profit	143,051	177,676	209,941	235,911	46,346	58,681	68,791
Shipping and payment costs	(36,163)	(44,104)	(52,857)	(59,395)	(13,141)	(14,833)	(17,389)
Marketing expenses	(47,671)	(55,767)	(62,507)	(70,239)	(15,816)	(17,441)	(20,446)
Selling, general and administrative expenses	(40,114)	(52,038)	(66,427)	(74,644)	(13,955)	(15,556)	(18,236)
Depreciation and amortization	(6,796)	(7,686)	(7,885)	(8,860)	(1,877)	(2,021)	(2,369)
Other income (expense), net	1,499	995	645	725	(40)	(621)	(728)
Operating income	13,806	19,076	20,910	23,498	1,517	8,209	9,623
Finance (expense) income, net	(4,835)	(13,986)	(11,119)	(12,494)	(9,373)	5,182	6,075
Income (loss) before income taxes	8,971	5,090	9,791	11,004	(7,856)	13,391	15,698
Income tax (expense) benefit	(3,468)	(3,439)	(3,441)	(3,867)	3,545	(3,762)	(4,410)
Net income (loss)	€5,503	€1,651	€6,350	$7,137	€(4,311)	€9,629	$11,288
Basic and diluted earnings (loss) per ordinary share	€0.08	€0.02	€0.09	$0.10	€(0.06)	€0.14	$0.16
Weighted average ordinary shares outstanding (basic and diluted):	70,190,687	70,190,687	70,190,687	70,190,687	70,190,687	70,190,687	70,190,687
Consolidated Statement of Cash Flow Data:
Net cash (outflow) inflow from operating activities	€(4,862)	€2,367	€10,559	$11,865	€(21,996)	€(33,378)	$(39,129)
Net cash (outflow) from investing activities	(5,431)	(1,845)	(2,420)	(2,719)	(619)	(904)	(1,060)
Net cash (outflow) inflow from financing activities	(4,410)	(2,092)	(878)	(987)	25,127	30,834	36,147

	As of June 30,				As of September 30,
	2018	2019	2020	2020 (unaudited)	2020 (unaudited)	2020 (unaudited)
			(in thousands)
Consolidated Statement of Financial Position Data:
Total non-current assets	€188,525	€182,907	€183,537	$206,241	€182,424	$213,856
Total current assets	125,029	152,242	202,263	227,283	231,114	270,935
Total assets	313,554	335,149	385,800	433,524	413,538	484,791
Total current liabilities	61,008	73,611	104,831	117,799	124,568	146,031
Total non-current liabilities	144,435	150,218	216,592	243,384	214,328	251,257
Total liabilities	205,443	223,829	321,423	361,183	338,896	397,288
Accumulated deficit	(36,235)	(34,584)	(28,234)	(31,727)	(18,605)	(21,811)
Total shareholders’ equity	€108,111	€111,320	€64,377	$72,341	€74,642	$87,503

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Industry Data.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus. Our fiscal year ends on June 30.
Overview
Mytheresa is a leading luxury e-commerce platform for the global luxury fashion consumer. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands and presented through a customer-first, digital experience. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany. Mytheresa, which launched online in 2006, represented 97% of net sales and reached customers in 133 countries in fiscal 2020. We provide our customers a highly curated selection of products, access to exclusive capsule collections, in-house produced content, memorable service and a personalized shopping experience. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands have established Mytheresa as a global authority in luxury fashion. We have self-funded our growth without outside primary capital since 2009, including through our acquisition by Neiman Marcus in 2014.
Over three decades we have refined our customer and brand relationships to become one of the leaders in curated luxury fashion through the following milestones.

MYTHERESA TODAY

€476MM LTM Q1'2021 Net Sales	**522K** Active Customers (1)	**1,168K** LTM Q1'2021 Orders Shipped	**€587** LTM Q1'2021 Average Order Value
200+ Coveted Luxury Brands (1)	**133** Countries Served (1)	**8** Website Languages (1)	
+22.1% FY2018 to LTM Q1'2021 Net Sales CAGR	**+21.5%** FY2018 to LTM Q1'2021 Gross Profit CAGR		

- **1987**: Opened boutique in Munich
- **2006**: Launched Mytheresa.com, one of the first online luxury boutiques, in English and German
- **2012**: Began international expansion offering French and Italian websites
- **2014**: Acquired by Neiman Marcus; continued to operate independently
- **2015**: Launched Arabic website
- **2016**: Launched Mandarin website
- **2017**: Launched Korean website; upgraded logistics center
- **2018**: Launched Spanish website and redesigned company logo
- **2019**: Launched Kidswear; built out Menswear team and brand partners for 2020 launch
- **2020**: Launched Menswear; first brand event in Mainland China; became fully independent from NMG

Fiscal year 1987 // 2006 // 2012 2014 2015 2016 2017 2018 2019 2020

(1)
During the twelve months ended September 30, 2020.

From fiscal 2019 to fiscal 2020, we grew our active customers 21.7% to 486,000 customers. In fiscal 2020, we reported €449.5 million in net sales, representing growth of 18.6% from fiscal 2019. In fiscal 2020, we reported net income of €6.4 million compared to €1.7 million during fiscal 2019. In fiscal 2020, we reported Adjusted

Net Income of €19.3 million, representing an improvement from €15.8 million in fiscal 2019. Additionally, in fiscal 2020, we generated €27.5 million of Adjusted Operating Income and €35.4 million of Adjusted EBITDA, representing year over year growth of €4.7 million and €4.9 million, respectively. From September 30, 2019 to September 30, 2020, we grew our active customers 24.3% to 522,000 customers. In the three months ended September 30, 2020, we reported €126.4 million in net sales, representing growth of 27.5% from the three months ended September 30, 2019. During the three months ended September 30, 2020, we reported net income of €9.6 million compared to a net loss of €4.3 million during the three months ended September 30, 2019. For the three months ended September 30, 2020, we reported Adjusted Net Income of €5.4 million, representing an increase from €3.5 million for the three months ended September 30, 2019. Additionally, during the three months ended September 30, 2020, we generated €8.4 million of Adjusted Operating Income and €10.4 million of Adjusted EBITDA, representing year over year growth of €5.9 million and €6.1 million, respectively. Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are measures that are not defined in IFRS. For further information about how we calculate Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, limitations of their use and their reconciliations to the most comparable IFRS measures, see “Summary Consolidated Financial and Operating Data—Other Financial and Operating Data.”
Our Model
Our business model and financial results are characterized by high growth, strong customer engagement and revenue retention, efficient customer acquisition and compelling customer economics. Our historic operations have been underpinned by consistent and profitable growth. The key pillars of our model include increasing active customers and net sales, stable gross margins and cost efficiencies:
•
Accelerated customer acquisition:   We increased new customers acquired by 20.9%, in fiscal 2020.

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Retaining the spend of our existing customer base:   In fiscal 2020, we retained 79.6% of net sales from prior year cohorts.

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Increasing share of top customers:   The increase in the share of top customers has outpaced our growth, and in fiscal 2020, top customers represented 30% of our gross sales despite making up only 2.6% of our active customer count.

•
Improved our marketing and CAC efficiency:   We decreased our CAC by 9.6%, resulting in a reduction in marketing expenses as a percentage of net sales from 14.7% during fiscal 2019 to 13.9% during fiscal 2020.

•
Achieving stable gross margins:   Our focus on full-price sell through yielded gross profit margins of 46.9% and 46.7% for fiscal 2019 and fiscal 2020, respectively. We consistently sell through approximately 80% of our seasonal buy twelve months after the first delivery and 95% within 21 months without relying heavily on markdowns or promotions.

•
Maintaining efficiency of our cost base:   As a percentage of net sales, we substantially maintained shipping and payment costs and selling, general and administrative expenses (personnel, IT expenses and general corporate costs) at 26.5% in fiscal 2020 from 25.4% in fiscal 2019.

Key Operating and Financial Metrics
We use the following metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:
	As of and for the Years Ended June 30,			As of and for the Three Months Ended September 30,
	2018	2019	2020	2019 (unaudited)	2020 (unaudited)
	(in thousands, except average order value, average selling price)
Active customers(1)	299	400	486	420	522
Average order value(1)	€632	€614	€600	€614	€594
Total orders shipped(2)	704	905	1,092	955	1,168
Adjusted EBITDA(2)	€20,922	€30,513	€35,400	€4,359	€10,438
Adjusted Operating Income(2)	€14,126	€22,827	€27,515	€2,482	€8,417
Adjusted Net Income(5)	€9,068	€15,810	€19,294	€3,520	€5,438

(1)
Active customers, average order value, and total orders shipped are calculated based on orders shipped from our sites during the twelve months ended on the last day of the period presented.

(2)
Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income are measures not defined under IFRS. For further information about how we calculate Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income, limitations of their use and a reconciliation of Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income to net income, see “Summary Consolidated Financial and Operating Data—Other Financial and Operating Data.”

Active Customers
We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one online purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.
Average Order Value
We define average order value as an operating metric used by management, which is calculated as our total gross sales from online orders shipped from our sites during the twelve months ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.
Total Orders Shipped
We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.
Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income
Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, IPO preparation and transaction costs and share-based compensation expenses. Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, strategic investor sale preparation costs, any IPO preparation and transaction costs and share-based compensation expenses. Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude U.S. sales tax expenditures temporarily borne by us, a finance expenses on our Shareholder Loans and Retired Shareholder Loans, strategic investor sale preparation costs, IPO preparation and transaction costs, share-based compensation expenses and related income tax effects. Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance. See “Summary Consolidated Financial and Operating Data—Other Financial and Operating Data” for information regarding our use of Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income and a reconciliation of Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income to their most comparable IFRS measures for the periods presented.
Factors Affecting our Performance
To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of this prospectus titled “Risk Factors.”
Overall Economic Trends
The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.
Growth in Brand Awareness
We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.
Consumer Acquisition and Engagement
Our financial performance depends on the expenses we incur to attract and retain consumers. To continue to grow our business profitably, we need to acquire and retain customers in an efficient manner. We acquire customers through our brand marketing and performance marketing efforts. To measure the effectiveness of our marketing spend, we analyze CAC and LTV.
Customer Acquisition Cost.   We define CAC as all of our online marketing expenses, excluding software costs, which we attribute to acquiring new customers in a year, divided by the number of customers who placed their first order in the relevant year. These costs accounted for approximately 85% of our total marketing expense in fiscal 2020 as we exclude public relations and creative production costs, as well as a small portion of marketing expense attributable to retaining existing customers when evaluating CAC. We manage CAC methodically, continually using data to optimize our global customer acquisition strategy. The following chart demonstrates our CAC evolution since fiscal 2016. We achieve rapid payback of customer acquisition costs. In fiscal 2017, fiscal 2018, and fiscal 2019 our payback timeframe shortened, with the average contribution margin from a customer exceeding our average customer acquisition cost.

Customer Acquisition Cost
Starting in fiscal 2017, we introduced a proprietary marketing attribution system focused on customer journeys across media channels. We additionally began utilizing data analytics and algorithms to optimize our paid marketing efforts and bidding strategies to acquire customers whom we believe will deliver high lifetime values. Collectively, these efforts have resulted in declining CAC in fiscal 2018, fiscal 2019, and fiscal 2020, a trend we believe is rare in the industry, despite growing our active customer base from 400,000 in fiscal 2019 to over 486,000 in fiscal 2020.
Lifetime Value.   We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between July 1 and June 30 in a given cohort year. We define contribution profit as gross profit less shipping, packaging, fulfillment (including personnel), payment expenses and the portion of marketing expenses attributable to retaining existing customers. We measure the profitability of new customer acquisition by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort. Our lifetime value has increased over time as our customers who stay on our platform spend more over time. This is evidenced by the growth in our net sales per active customer by cohort demonstrated below.
Net Sales per Active Customer
We have prepared the following disclosures to illustrate the efficiency of our customer acquisitions, as well as the profitability associated with retaining customers. For our fiscal 2016 cohort, we spent €25.0 million to acquire approximately 104,000 customers resulting in a CAC of €240. The fiscal 2016 cohort’s LTV has increased over time as a result of repeat purchases and increased spend by retained customers. This results in a €613 contribution profit after 4 years of maturity following the initial acquisition year, or a 2.6 times payback of our original cost to acquire this customer, demonstrating our marketing efficiency and profitable model.

2.6x 4-Year
LTV/CAC
€613
€493
€385
€281
Year 1
Year 2
Year 3
Year 4
(€240)

To illustrate the recent effectiveness and consistency of our marketing efforts, we have compared the LTV to CAC ratio for fiscal 2016, 2017, 2018 and 2019 respectively, cohorts for their one year, two year, three year, and four year periods, where relevant. The relative consistency illustrates the repeatability of our model as we continue to grow.
LTV/CAC by Customer Cohort Over Time
Customer Retention
Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers, encourage repeat purchases and grow our portion of wallet share over time. Existing customers, whom we define as identified customers who have purchased from us at least once before, in the current year or a previous year, accounted for approximately 63%, 64%, 64%, 65%, and 66% of net sales in fiscal 2016, 2017, 2018, 2019, and 2020, respectively. We believe this increasing percentage is reflective of our ability to engage and retain our customers through our curated assortment and improved convenience of our platform. Additionally, based on our data, existing customers place more orders annually than new customers.
The increasing share of our net sales from existing customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts. We define cohort net sales retention as net sales attributable to a given customer cohort divided by the total net sales attributable to the same customer cohort from the prior fiscal year. We retained approximately 80% of net sales from prior year cohorts in fiscal 2020. Additionally, in fiscal 2020 we retained approximately 98% of the net sales for the 2018 cohorts and prior. This cohort behavior demonstrates our ability to not only retain customers, but to also increase active customers’ spend on our platform as our loyal customers place orders more frequently at increasing average order values.
Net Sales by Cohort
Luxury Brand Partners
Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.
Growth of Online Luxury
According to the 2020 Bain Study, the online penetration of luxury personal goods is expected to increase from 12% to over 30% from 2019 to 2025. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multi-brand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.
Growth in Men’s and Kidswear
In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a dearth of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories.

Inventory Management
We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.
Investment in our Operations and Infrastructure
As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.
COVID-19
In December 2019, COVID-19 was first identified, and in March 2020, the World Health Organization categorized the COVID-19 outbreak as a global pandemic. Public health efforts to mitigate the impact of the pandemic include government actions such as travel restrictions, limitations on public gatherings, shelter in place orders and mandatory closures. While the pandemic has had a substantial impact on the global economy, we have not experienced material declines in net sales, deterioration in net assets or other adverse effects. While our flagship retail store in Munich was closed at the end of the third and beginning of the fourth quarters of fiscal 2020, before reopening on April 27, 2020, we continued to offer our customers an uninterrupted boutique luxury shopping experience from our online business, which constitutes 97% of our net sales.
To date, we have incurred no significant supply chain or logistics disruptions with our brand partners, shipping providers, or our in-house operations. In response to the pandemic and in coordination with local government requirements, we temporarily closed certain corporate and administrative offices, including our corporate headquarters in Munich, with affected employees working remotely. These closures were limited to our administrative offices, with our warehouse and logistics functions remaining in operation throughout the pandemic. We also implemented safe work and social distancing measures for all employees, including personnel in our central warehouse facility in Heimstetten, Germany.
The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact our operations, brand partners, customers, and other business partners, which may interrupt our supply chain, impact future sales, and require other changes to our operations. However, we do not anticipate any long-term adverse effects from the pandemic at this time. We will continue to closely monitor the effects of the pandemic.
Components of our Results of Operations
Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories and fine jewelry categories through our sites, our flagship retail store and our recently-opened men’s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. Revenue is generally recognized upon delivery to our customers. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, and the total number of orders shipped.
Cost of sales, exclusive of depreciation and amortization (“cost of sales”) includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging.

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales.
Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, public relations, and development of creative content. We expect marketing expenses to increase over time, but to decrease as a percentage of net sales in the long term as we continue to improve our marketing efficiency.
Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, and buying expenses. Although selling, general and administrative expenses will increase as we grow and become a publicly traded company, we expect these expenses to decrease as a percentage of net sales as we grow due to economies of scale.
Depreciation and amortization include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.
Finance expenses, net consist primarily of interest from our U.S. Dollar denominated Shareholder Loans and Retired Shareholder Loans and related foreign exchange gains and losses. Our Shareholder Loans do not require cash interest or principal payments until their respective maturities in October 2025 and we expect to pay down all or a portion of the Shareholder Loans using the proceeds from this offering. Following the consummation of this offering, we expect finance expenses to decrease due to the reduction in the amount of Shareholder Loans outstanding. A small portion of our finance expenses are related to interest expense on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”), which we utilize at certain points in the year as we build our inventory and to pay our lease obligations.
Results of Operations
The following table sets forth our results of operations for the periods presented. The period to period comparison of financial results is not necessarily indicative of future results.
	Years Ended June 30,			Three Months Ended September 30
	2018	2019	2020	2019 (Unaudited)	2020 (Unaudited)
	(in thousands)
Net sales	€303,520	€379,086	€449,487	€99,112	€126,359
Cost of sales, exclusive of depreciation and amortization	(160,469)	(201,410)	(239,546)	(52,766)	(67,678)
Gross profit	143,051	177,676	209,941	46,346	58,681
Shipping and payment costs	(36,163)	(44,104)	(52,857)	(13,141)	(14,833)
Marketing expenses	(47,671)	(55,767)	(62,507)	(15,816)	(17,441)
Selling, general and administrative expenses	(40,114)	(52,038)	(66,427)	(13,955)	(15,556)
Depreciation and amortization	(6,796)	(7,686)	(7,885)	(1,877)	(2,021)
Other income (expense), net	1,499	995	645	(40)	(621)
Operating income	13,806	19,076	20,910	1,517	8,209
Finance (expense) income, net	(4,835)	(13,986)	(11,119)	(9,373)	5,182
Income (loss) before income taxes	8,971	5,090	9,791	(7,856)	13,391
Income tax (expense) benefit	(3,468)	(3,439)	(3,441)	3,545	(3,762)

	Years Ended June 30,			Three Months Ended September 30
	2018	2019	2020	2019 (Unaudited)	2020 (Unaudited)
	(in thousands)
Net income (loss)	€5,503	€1,651	€6,350	€4,311	€9,629

The following table sets forth each line item within the Statement of Profit as a percentage of net sales for each of the periods presented.
	Years Ended June 30,			Three Months Ended September 30
	2018	2019	2020	2019 (Unaudited)	2020 (Unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales, exclusive of depreciation and amortization	(52.9)	(53.1)	(53.3)	(53.2)	(53.6)
Gross profit	47.1	46.9	46.7	46.8	46.4
Shipping and payment costs	(11.9)	(11.6)	(11.8)	(13.3)	(11.7)
Marketing expenses	(15.7)	(14.7)	(13.9)	(16.0)	(13.8)
Selling, general and administrative expenses	(13.2)	(13.7)	(14.8)	(14.1)	(12.3)
Depreciation and amortization	(2.2)	(2.0)	(1.8)	(1.9)	(1.6)
Other income (expense), net	0.5	0.3	0.1	(0.0)	(0.5)
Operating income	4.5	5.0	4.7	1.5	6.5
Finance (expense) income, net	(1.6)	(3.7)	(2.5)	(9.5)	4.1
Income (loss) before income taxes	3.0	1.3	2.2	(7.9)	10.6
Income tax (expense) benefit	(1.1)	(0.9)	(0.8)	3.6	(3.0)
Net income (loss)	1.8%	0.4%	1.4%	(4.3)%	7.6%
Comparison of the Three Months Ended September 30, 2019 and 2020
Net sales
Net sales increased by €27.2 million, or 27.5%, from €99.1 million for the three months ended September 30, 2019 to €126.4 million for the three months ended September 30, 2020. For that period, our total orders shipped increased by 32.0% from 239,000 orders during the three months ended September 30, 2019 to 315,000 during the three months ended September 30, 2020. Total orders shipped increased due to our growth in active customers, that is customers who made a purchase from us in the last twelve months, of 24.3%, from 420 thousand to 522 thousand. We were able to grow our active customers on the base of strong customer retention due to our continuous effort to win new customers with the effective use of our performance marketing tools, such as our proprietary marketing attribution system focused on customer journeys across media channels. In addition, we constantly improve the utilization of data analytics and algorithms to optimize our paid marketing efforts and bidding strategies. Period over period, we increased our marketing efforts and therefore achieved a significant improvement in our customer acquisition costs. During that period, our order return rate, which represents returned sales orders as a percentage of total net sales, decreased from 36.5% for the three months ended September 30, 2019 to 33.5% for the three months ended September 30, 2020.
Cost of sales
Cost of sales for the three months ended September 30, 2020 increased by €14.9 million, or 28.3%, compared to the three months ended September 30, 2019. The increase mainly resulted from an increase in total orders shipped. Overall, our cost of sales as a percentage of net sales remained consistent, slightly increasing from 53.2% for the three months ended September 30, 2019 to 53.6% for the three months ended September 30, 2020.

Shipping and payment costs
Shipping and payment costs increased by €1.7 million, or 12.9%, from €13.1 million for the three months ended September 30, 2019 to €14.8 million for the three months ended September 30, 2020. The increase was primarily driven by an increase in total orders shipped. As a percentage of net sales, shipping and payment cost decreased from 13.3% for the three months ended September 30, 2019 to 11.7% for the three months ended September 30, 2020, primarily due to a €0.9 million decrease in sales tax expenditures borne by us in the United States resulting from upgrades to our IT configuration enabling us to collect the appropriate U.S. Sales Tax at the point of sale.
Marketing expenses
Marketing expenses increased by €1.6 million, or 10.3%, from €15.8 million for the three months ended September 30, 2019 to €17.4 million for the three months ended September 30, 2020. Online marketing expenses constituted approximately €1.3 million of the increase, primarily due to the launch of our menswear site and an increase in the number of customers acquired. Additionally, creative expenses increased by approximately €0.5 million due to increased spending on the production of curated content for our sites. The overall increase was offset by €0.2 million decrease in public relations costs.
As a percentage of net sales, marketing expenses decreased from 16.0% for the three months ended September 30, 2019 to 13.8% for the three months ended September 30, 2020. While the overall increase in marketing expenses primarily resulted from increases in the number of new customers acquired and spending for our menswear site and new creative content, our customer acquisition costs decreased from €221 per customer for the three months ended September 30, 2019 to €167 per customer for the three months ended September 30, 2020.
Selling, general and administrative expenses
Selling, general and administrative expenses consist of personnel-related expenses and other general and administrative expenses, including IT expenses, costs associated with the distribution center and other overhead costs.
	Three months ended September 30,
	2019	% of Net sales	2020	% of Net sales	Change	% Change
Personnel expenses	€(11,188)	(11.3)%	€(12,684)	(10.0)%	€(1,496)	13.4%
thereof fulfilment personnel expenses	(2,196)	(2.2)	(2,913)	(2.3)	(717)	32.7
General and administrative expenses	(2,767)	(2.8)	(2,872)	(2.3)	(105)	3.8
Total	€(13,955)	(14.1)%	€(15,556)	(12.3)%	€(1,601)	11.5%
Personnel-related expenses increased by €1.5 million, or 13.4%, from €11.2 million for the three months ended September 30, 2019 to €12.7 million for the three months ended September 30, 2020. The overall increase in personnel expenses is attributable to a 21.0% increase in the number of employees during the same comparative period. One of the main drivers of the increase in employees and personnel-related expenses is the addition of new fulfillment personnel. Overall, personnel expenses as a percentage of net sales decreased from 11.3% for the three months ended September 30, 2019 to 10.0% for the three months ended September 30, 2020.
Other general and administrative expenses increased by €0.1 million, or 3.8%, from €2.8 million during the three months ended September 30, 2019 to €2.9 million during the three months ended September 30, 2020.
Depreciation and amortization
Depreciation and amortization expenses remained relatively consistent, increasing from €1.9 million for the three months ended September 30, 2019 to €2.0 million for the three months ended September 30, 2020.
Finance expenses, net
Finance expenses consisted of the following:

Shareholder financing—During the three months ended September 30, 2019, interest expense and foreign currency exchange losses from our Shareholder Loans and Retired Shareholder Loans were €1.8 million and €7.5 million, respectively. During the three months ended September 30, 2020, interest expense from our Shareholder Loans increased to €2.5 million, while we experienced foreign currency exchange gains on our Shareholder Loans of €8.0 million. Our Retired Shareholder Loans did not impact our finance expenses during the three months ended September 30, 2020. Following the consummation of this offering, we expect a reduction in the amount of Shareholder Loans outstanding.
Revolving Credit Facilities—Total interest expense on our Revolving Credit Facilities was €0.1 million during each of the three months ended September 30, 2019 and 2020.
Leases—Total interest expense on leases capitalized under IFRS 16 was €0.1 million and €0.2 million for the three months ended September 30, 2019 and 2020, respectively.
Comparison of the Years Ended June 30, 2019 and 2020
Net sales
Net sales increased by €70.4 million, or 18.6%, from €379.1 million for fiscal 2019 to €449.5 million for fiscal 2020. For that period, our active customers grew by 21.7% to over 486,000 and total orders shipped increased by 20.7% from 905,000 orders during fiscal 2019 to 1,092,000 during fiscal 2020. Total orders shipped increased due to our growth in active customers. We grew our active customers on the base of strong customer retention due to our continuous effort to win new customers with the effective use of our performance marketing tools, such as our proprietary marketing attribution system focused on customer journeys across media channels. In addition, we constantly improve the utilization of data analytics and algorithms to optimize our paid marketing efforts and bidding strategies. Year over year, we increased our marketing efforts and achieved a significant improvement in our customer acquisition costs. During that time period, our order return rate remained consistent, with returned orders constituting 34.0% and 33.0% of total orders during fiscal 2019 and fiscal 2020, respectively. The increase in active customers and total orders shipped was partially offset by a decrease in average order value from €614 in fiscal 2019 to €600 in fiscal 2020.
Cost of sales
Cost of sales for fiscal 2020 increased by €38.1 million, or 18.9%, compared to fiscal 2019. The increase mainly resulted from an increase in total orders shipped. As a result, our cost of sales as a percentage of net sales, remained relatively consistent at 53.3% for fiscal 2020, compared to 53.1% for fiscal 2019. The consistency of our cost of sales as a percentage of net sales reflects our commitment to strong full price sell through and our focus on maintaining price integrity with our brand partners.
Shipping and payment costs
Shipping and payment costs increased by €8.8 million, or 19.8%, from €44.1 million for fiscal 2019 to €52.9 million for fiscal 2020 driven by an increased number of orders shipped. As a percentage of net sales, shipping and payment costs remained consistent at 11.8% in fiscal 2020 compared to 11.6% in fiscal 2019.
Marketing expenses
Marketing expenses increased by €6.7 million, or 12.1%, from €55.8 million for fiscal 2019 to €62.5 million for fiscal 2020. Online marketing expenses constituted approximately €4.5 million of the increase, due to an increase in overall advertising volume and number of customers acquired.
As a percentage of net sales, marketing expenses decreased from 14.7% in fiscal 2019 to 13.9% in fiscal 2020. The decrease resulted from lower customer acquisition costs, which decreased from €192 per customer in fiscal 2019 to €173 per customer in fiscal 2020. The decrease in customer acquisition costs was driven by an increase in effectiveness of our online marketing activities, including a decreased reliance on paid search engine advertising and an increased use of unpaid marketing channels and more cost-efficient affiliate marketing. Additionally, creative expenses increased by approximately €1.3 million due to increased spending on the production of curated content for our sites.

Selling, general and administrative expenses
Selling, general and administrative expenses consist of personnel-related expenses and other general and administrative expenses, including IT expenses, costs associated with the distribution center and other overhead costs.
	Years ended June 30,
	2019	% of Net sales	2020	% of Net sales	Change	% Change
Personnel expenses	€(41,601)	(11.0)%	€(50,910)	(11.3)%	€(9,309)	22.4%
thereof fulfilment personnel expenses	(7,976)	(2.1)	(10,149)	(2.3)	(2,173)	27.2
General and administrative expenses	(10,437)	(2.8)	(15,517)	(3.5)	(5,080)	48.7
Total	€(52,038)	(13.7)%	€(66,427)	(14.8)%	€(14,389)	27.7%
Personnel-related expenses increased by €9.3 million, or 22.4%, from €41.6 million for fiscal 2019 to €50.9 million for fiscal 2020. The overall increase in personnel expenses is attributable to a 21.1% increase in the number of employees during fiscal 2020. One of the main drivers of the increase in personnel-related expenses is the addition of new team members relating to the launch of our menswear category. Overall, personnel expenses as a percentage of net sales remained consistent at 11.3% in fiscal 2020 compared to 11.0% in fiscal 2019.
Other general and administrative expenses increased by €5.1 million, or 48.7%, from €10.4 million for fiscal 2019 to €15.5 million for fiscal 2020. The increase resulted primarily from costs associated with our initial public offering, which amounted to €5.2 million during fiscal 2020.
Depreciation and amortization
Depreciation and amortization expenses for fiscal 2020 remained consisted at €7.9 million, compared to €7.7 million during fiscal 2019. Depreciation and amortization expense related to right-of-use assets capitalized under IFRS 16 was €5.1 million for both fiscal 2019 and fiscal 2020.
Finance expenses, net
Finance expenses consisted of the following:
Shareholder financing—During fiscal 2019, interest expense and foreign currency exchange losses from our Shareholder Loans and Retired Shareholder loans were €8.6 million and €4.7 million, respectively. During fiscal 2020, interest expense from these loans decreased to €7.5 million, while we experienced foreign currency exchange losses of €2.2 million. Following the consummation of this offering, we expect a reduction in the amount of Shareholder Loans outstanding.
Revolving Credit Facilities—Total interest expense on our Revolving Credit Facilities was €0.2 million and €1.0 million during fiscal 2019 and fiscal 2020, respectively. The increase in interest expense resulted from increased borrowing to finance inventory purchases during fiscal 2020.
Leases—Total interest expense on leases capitalized under IFRS 16 was €0.5 million in both fiscal 2019 and fiscal 2020.
Comparison of the Years Ended June 30, 2018 and 2019
Net sales
Net sales increased by €75.6 million, or 24.9%, from € 303.5 million for fiscal 2018 to €379.1 million for fiscal 2019. For that period, our active customers grew by 33.8% to 400,000 and total orders shipped increased by 28.6% from 704,000 orders during fiscal 2018 to 905,000 during fiscal 2019. Total orders shipped increased due to our growth in active customers, which shopped with us in the last twelve months. We grew our active customers on the base of strong customer retention due to our continuous effort to win new customers with the effective use of our performance marketing tools, such as our proprietary marketing attribution system focused on customer journeys across media channels. In addition, we constantly improve the utilization of data analytics and algorithms to optimize our paid marketing efforts and bidding strategies. Year over year, we increased our marketing efforts and achieved a significant improvement in our customer acquisition costs. During that time period, our order return rate remained consistent, with returned orders constituting 34.5% and 34.0% of total orders during fiscal 2018 and fiscal 2019, respectively. The increase in active customers and total orders shipped was partially offset by a slight decrease in average order value from €632 in fiscal 2018 to €614 in fiscal 2019.
Cost of sales
Cost of sales for fiscal 2019 increased by €40.9 million, or 25.5%, compared to fiscal 2018. The increase mainly resulted from an increase in total orders shipped. As a result, our cost of sales as a percentage of net sales, remained relatively consistent at 53.1% for fiscal 2019, compared to 52.9% for fiscal 2018. The consistency of our cost of sales as a percentage of net sales reflects our commitment to strong full price sell through and our focus on maintaining price integrity with our brand partners.
Shipping and payment costs
Shipping and payment costs increased by €7.9 million, or 22.0%, from €36.2 million for fiscal 2018 to €44.1 million for fiscal 2019 driven by an increased number of orders shipped. As a percentage of net sales, shipping and payment costs decreased from 11.9% in fiscal 2018 to 11.6% in fiscal 2019 primarily due to favorable renegotiations of pricing terms with our shipping providers.
Marketing expenses
Marketing expenses increased by €8.1 million, or 17.0%, from €47.7 million for fiscal 2018 to €55.8 million for fiscal 2019. Online marketing expenses constituted approximately €6.5 million of the increase, due to an increase in overall advertising volume and number of customers acquired.
As a percentage of net sales, marketing expenses decreased from 15.7% in fiscal 2018 to 14.7% in fiscal 2019. The decrease resulted from lower customer acquisition costs, which decreased from €226 per customer in fiscal 2018 to €192 per customer in fiscal 2019. The decrease in customer acquisition costs was driven by an increase in effectiveness of our online marketing activities, including a decreased reliance on paid search engine advertising and an increased use of unpaid marketing channels and more cost-efficient affiliate marketing.
Selling, general and administrative expenses
Selling, general and administrative expenses consist of personnel-related expenses and other general and administrative expenses, including IT expenses, costs associated with the distribution center and other overhead costs.
	Years Ended June 30,
	2018	% of Net sales	2019	% of Net sales	Change	% Change
	(in thousands)
Personnel-related expenses	€(33,590)	(11.1)%	€(41,601)	(11.0)%	€(8,011)	23.8%
thereof fulfilment personnel expenses	(6,243)	(2.1)	(7,976)	(2.1)	(1,733)	27.8%
Other general and administrative expenses	(6,524)	(2.1)	(10,437)	(2.8)	(3,913)	60.0%
Total	€(40,114)	(13.2)%	€(52,038)	(13.7)%	€(11,924)	29.7%
Personnel-related expenses increased by €8.0 million, or 23.8%, from €33.6 million for fiscal 2018 to €41.6 million for fiscal 2019. The overall increase in personnel expenses is attributable to a 16.0% increase in the number of employees during fiscal 2019. The majority of our headcount increase resulted from expansions in our fulfillment, operations, finance, IT and brand marketing departments. In addition, we incurred €1.1 million of additional management incentive compensation in fiscal 2019 compared to fiscal 2018. Overall, personnel expenses as a percentage of net sales decreased from 11.1% in fiscal 2018 to 11.0% in fiscal 2019 due to increased efficiency and leverage on our personnel cost base.
Other general and administrative expenses increased by €3.9 million, or 60.0%, from €6.5 million for fiscal 2018 to €10.4 million for fiscal 2019. The increase in other general and administrative expenses during fiscal 2019 resulted primarily from €2.1 million in expenses related to our preparation for a potential trade sale of the business.
Depreciation and amortization
Depreciation and amortization expenses for fiscal 2019 increased by €0.9 million, or 13.1%, compared to the previous year. The increase resulted primarily from the additional leased office space at our corporate headquarters in Munich, which is capitalized under IFRS 16. Depreciation and amortization expense related to right-of-use assets capitalized under IFRS 16 was €5.1 million for both fiscal 2018 and fiscal 2019.
Finance expenses, net
Finance expenses consisted of the following:
Shareholder financing—During fiscal 2018, interest expense and foreign currency exchange gains from our Shareholder Loans and Retired Shareholder loans were €8.1 million and €3.8 million, respectively. During fiscal 2019, interest expense from these loans increased to €8.6 million, while we experienced foreign currency exchange losses of €4.7 million. Following the consummation of this offering, we expect a reduction in the amount of Shareholder Loans outstanding.
Revolving Credit Facilities—Total interest expense on our Revolving Credit Facilities was €0.1 million and €0.2 million during fiscal 2018 and fiscal 2019, respectively.
Leases—Total interest expense on leases capitalized under IFRS 16 was €0.5 million in both fiscal 2018 and fiscal 2019.
Quarterly Results of Operations and Other Financial and Operations Data
The following tables present selected unaudited quarterly results of operations and other financial data for the ten quarters ended September 30, 2020. The information for each quarter has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and in the opinion of management, includes all adjustments necessary for the fair statement of our consolidated results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. These quarterly operating results are not necessarily indicative of our operating results for any future period.
	Three months ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
	(unaudited, in thousands)
Net sales	€79,791	€98,885	€99,215	€101,195	€99,112	€119,369	€111,735	€119,271	€126,359
Cost of sales	(43,862)	(50,863)	(53,729)	(52,956)	(52,766)	(60,989)	(61,798)	(63,993)	(67,678)
Gross profit	35,929	48,022	45,486	48,239	46,346	58,380	49,937	55,278	58,681
Shipping and payment costs	(9,111)	(11,359)	(11,387)	(12,247)	(13,141)	(14,204)	(13,129)	(12,383)	(14,833)
Marketing expenses	(13,239)	(12,420)	(14,424)	(15,684)	(15,816)	(17,294)	(16,199)	(13,198)	(17,441)
Selling, general and administrative expenses	(10,940)	12,205	(14,488)	(14,405)	(13,955)	(17,839)	(20,001)	(14,632)	(15,556)
Depreciation and amortization	(1,855)	(2,192)	(1,809)	(1,830)	(1,877)	(1,987)	(1,881)	(2,140)	(2,021)
Other income, net	39	467	(121)	610	(40)	284	(124)	525	(621)
Operating Income	823	10,313	3,257	4,683	1,517	7,340	(1,397)	13,450	8,209
Finance expenses, net	(3,108)	(4,740)	(5,761)	(377)	(9,373)	3,389	(5,522)	387	5,182
Income before income taxes	(2,285)	5,573	(2,504)	(4,306)	(7,856)	10,729	(6,919)	13,837	13,391
Income tax expense	1,329	(2,932)	558	(2,393)	3,545	(4,398)	189	(2,777)	(3,762)
Net income	€(954)	€2,640	€(1,945)	€1,910	€(4,311)	€6,331	€(6,730)	€11,060	€9,629

	Three months ended
	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	(55.0)	(51.4)	(54.2)	(52.3)	(53.2)	(51.1)	(55.3)	(53.7)	(53.6)
Gross profit	45.0	48.6	45.8	47.7	46.8	48.9	44.7	46.3	46.4
Shipping and payment costs	(11.4)	(11.5)	(11.5)	(12.1)	(13.3)	(11.9)	(11.8)	(10.4)	(11.7)
Marketing expenses	(16.6)	(12.6)	(14.5)	(15.5)	(16.0)	(14.5)	(14.5)	(11.1)	(13.8)
Selling, general and administrative expenses	(13.7)	(12.3)	(14.6)	(14.2)	(14.1)	(14.9)	(17.9)	(12.3)	(12.3)
Depreciation and amortization	(2.3)	(2.2)	(1.8)	(1.8)	(1.9)	(1.7)	(1.7)	(1.8)	(1.6)
Other income, net	0.0	0.5	(0.1)	0.6	(0.0)	0.2	(0.1)	0.4	(0.5)
Operating Income	1.0	10.4	3.3	4.6	1.5	6.1	(1.3)	11.3	6.5
Finance expenses, net	(3.9)	(4.8)	(5.8)	(0.4)	(9.5)	2.8	(4.9)	0.3	4.1
Income before income taxes	(2.9)	5.6	(2.5)	4.3	(7.9)	9.0	(6.2)	11.6	10.6
Income tax expense	1.7	(3.0)	0.6	(2.4)	3.6	(3.7)	0.2	(2.3)	(3.0)
Net income	(1.2)%	2.7%	(2.0)%	1.9%	(4.3)%	5.3%	(6.0)%	9.3%	7.6%

Seasonality and Quarterly Trends
Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter, since our business is worldwide and tailors promotional activities to the separate regions in which it operates. Our growth rate fluctuates from quarter to quarter, and we expect that it will continue to do so because of a variety of factors, including the timing and success of our international marketing activities, the share of sales driven by promotional activities, the launch of new categories and product types, seasonality and economic cycles that influence retail apparel purchase trends.
Our quarterly net sales have increased over time primarily due to increases in active customers. Our operating income has also been affected by these historical trends, specifically during the first and third quarters of each fiscal year, mainly due to the degree of sales driven by promotional activities and investment in new customer acquisition. Seasonality for our business is expected to continue during future years.
Segment Reporting
Segment reporting requires the use of the management approach in determining operating segments. The management approach considers the internal organization and reporting used by our chief operating decision maker (“CODM”) for making operating decisions and assessing performance. We collectively identify our Chief Executive Officer and Chief Financial Officer as our CODM. The internal financial reporting provided to our CODM includes separate data for our online operations and retail store, resulting in two operating segments.
During the three months ended September 30, 2020, we implemented changes to our internal management reporting. Following the changes, the internal management reporting information used to monitor our performance is presented in accordance with IFRS. Previously, our internal management reporting differed from figures reported under IFRS, due primarily to the timing of revenue recognition, which was based on shipment date for management reporting purposes, as well as use of a fixed foreign currency exchange rate and measurement principles consistent with German GAAP. We retrospectively restated our segment results for all periods presented on a basis consistent with the revised internal management reporting.

The following table details our net sales and EBITDA for fiscal 2018, fiscal 2019 and fiscal 2020 and for the three months ended September 30, 2019 and 2020 for each segment. Our operating segment EBITDA amounts presented below are not measured in accordance with IFRS and exclude unallocated corporate administrative expenses as well strategic investor sale preparation costs, IPO preparation costs and transaction costs. Refer to our consolidated financial statements included elsewhere in this prospectus for a reconciliation of our operating segment EBITDA amounts to consolidated net income.
	Year ended June 30,			Three months ended September 30,
	2018	2019	2020	2019	2020
Net Sales
Online	€292,030	€365,558	€437,448	€95,386	€123,288
Retail Store	11,490	13,528	12,039	3,726	3,071
EBITDA
Online	€20,105	€26,455	€32,361	€2,872	€9,828
Retail Store	772	2,634	1,947	698	667
Online
During fiscal 2019 and fiscal 2020, our Online segment́s net sales increased by €73.5 million and €71.9 million, respectively, representing increases of 25.2% and 19.7%, respectively, over the prior year, resulting from an overall increase in shipped orders in each period. During fiscal 2019 and fiscal 2020, orders shipped increased by 28.6% to 905,000 orders and by 20.7% to 1,092,000 orders, respectively. During the three months ended September 30, 2020, our Online segment́s net sales increased by €27.9 million, or 29.3%, as compared to the three months ended September 30, 2019, primarily resulting from an overall increase in shipped orders by 32.0%.
During fiscal 2019 and fiscal 2020, our Online segment́s EBITDA increased by €6.4 million and €5.9 million, respectively, representing increases of 31.6% and 22.3%, respectively. During fiscal 2019 and fiscal 2020, the increases in EBITDA primarily resulted from increases in gross profit of €33.0 million and €32.6 million, respectively, offset by increases of €26.6 million and €26.7 million, respectively, in operating expenses. During the three months ended September 30, 2020, our Online segment́s EBITDA increased by €6.9 million as compared to the three months ended September 30, 2019. This increase in EBITDA primarily resulted from an increase in gross profit of €12.4 million, partially offset by a decrease in operating expenses of €5.5 million. The increases in operating expenses primarily resulted from increased expenses as we scaled our business.
Retail Store
During fiscal 2019, our Retail Store segment’s net sales increased by €2.0 million, or 17.7%. The increase resulted from greater product sales at our Munich flagship boutique location and the fact that the Store was closed for more than three months during fiscal 2018 for refurbishment. During fiscal 2020, our Retail Store segment́s net sales decreased by €1.5 million, or 11.0%, primarily resulting from the closure of the store in the center of Munich due to governmental restrictions in connection with the COVID-19 pandemic. During the three months ended September 30, 2020, our Retail Store segment́s net sales decreased by €0.6 million, or 21.3%, as compared to the three months ended September 30, 2019, primarily resulting from a decline in demand due to the COVID-19 pandemic.
During fiscal 2019, our Retail Store segment́s EBITDA increased by €1.9 million, primarily resulting from an increase in gross profit of €1.6 million, together with a decrease in operating expenses of €0.3 million. The decrease in operating expenses primarily resulted from a decrease in expenses for refurbishment that were not incurred in fiscal 2019. During fiscal 2020, our Retail Store segment́s EBITDA decreased by €0.7 million, primarily resulting from a decrease in gross profit by €0.3 million, together with an increase in operating expenses of €0.4 million primarily resulting from increased marketing efforts. During the three months ended September 30, 2019 and 2020, our Retail Store segment’s EBITDA remained stable at €0.7 million.
Liquidity and Capital Resources
We have financed our operations primarily through cash generated from our operating activities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes including income taxes. Our capital expenditures consist primarily of capital improvements to our facilities and headquarters.
Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €90 million. Our Revolving Credit Facilities provide short-term liquidity, needed due to the seasonal variability of our business. As of September 30, 2020, our cash and cash equivalents were €5.9 million. As of September 30, 2020, approximately 87% of our cash and cash equivalents were held in Germany, of which approximately 27%, 25%, 16%, and 16% were denominated in British Pounds, U.S. Dollars, Euros, and Swiss Francs, respectively. No other currency held in Germany accounted for more than 10% of our cash and cash equivalents. Approximately 13% of our cash and cash equivalents were held in outside of Germany, 55% of which were held in the United States in U.S. Dollars, 24% of which were held in Spain in Euros, and 18% of which were held in China, of which approximately 12% and 6% were denominated in Renminbi and U.S. Dollars, respectively. While we have a stable and growing customer base that has provided us with annual increases in net sales and corresponding cash inflows, we experience seasonal increases in cash expenditures during the first and third quarters of each fiscal year as we build our inventory, offset by increases in revenues during the second and fourth quarters. As a result, we experience fluctuations in cash flows throughout the year.
We typically draw on our Revolving Credit Facilities as a result of seasonal volatility in our business. As of September 30, 2020, we had approximately €42.8 million in borrowings on our Revolving Credit Facilities, while €1.2 million was reserved for rental guarantees. Total availability under the Revolving Credit Facilities as of September 30, 2020 was €45.9 million. As of September 30, 2020, the interest rates were 2.20% and 2.25% for the Commerzbank and UniCredit facilities, respectively, if used as basic short-term cash borrowings. Typically, we use monthly money market loans with an 1.5% interest rate. Borrowings under our Revolving Credit Facilities are secured by our inventory and customer receivables.
Under the Revolving Credit Facilities, we have financial covenants relating to inventory as a net borrowing base and a maximum group debt to equity ratio. We do not have any financial covenants under the Shareholder Loans and no cash interest payments are required thereunder. As of September 30, 2020, we were in compliance with all covenants for the Revolving Credit Facilities and our Shareholder Loans.
Our ability to make principal and interest payments on our Revolving Credit Facilities and the Shareholder Loans, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations and the extension of the maturity dates of our Shareholder Loans through October 2025, we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facilities, will be sufficient to meet our operating requirements for at least the next twelve months.
The following table shows summary consolidated cash flow information for fiscal 2018, fiscal 2019, and fiscal 2020 and the three months ended September 30, 2019 and 2020:
	Years Ended June 30,			Three Months Ended September 30,
	2018	2019	2020	2019	2020
	(in thousands)
Consolidated Statement of Cash Flow Data:
Net cash (outflow) inflow from operating activities	€(4,862)	€2,367	€10,559	€(21,996)	€(33,378)
Net cash outflow from investing activities	(5,431)	(1,845)	(2,420)	(619)	(904)
Net cash (outflow) inflow from financing activities	(4,410)	(2,092)	(878)	25,127	30,834
Three Months Ended September 30, 2019 and 2020
Operating Activities
During the three months ended September 30, 2019, operating activities used €22.0 million in cash and cash equivalents, primarily resulting from a net loss of €4.3 million, after consideration of non-cash charges of

€7.7 million, changes in operating assets and liabilities of €24.8 million and income tax payments of €0.7 million. Net cash used by changes in operating assets and liabilities during the three months ended September 30, 2019 consisted primarily of a €16.9 million increase in inventories, a €11.3 million decrease in trade and other payables, and a €4.5 million decrease in other liabilities, offset by a €1.0 million increase in contract liabilities and decreases in trade and other receivables and other assets of €3.7 million and €3.3 million, respectively. The increase in inventories resulted from an overall expansion of our business to support forecasted increases in net sales. The decrease in trade and other payables resulted from the timing of our inventory deliveries and payments in the first three months of fiscal 2019, while trade and other receivables decreased due to the timing of sales and promotional activities, resulting in greater cash receipts from credit card and other payment processing companies. Meanwhile, the decrease in other assets occurred primarily as a result of a decrease in right-of-return inventories between June 30, 2019 and September 30, 2019.
During the three months ended September 30, 2020, operating activities used €33.4 million in cash and cash equivalents, primarily resulting from net income of €9.6 million, non-cash charges of €0.6 million, and changes in operating assets and liabilities of €43.6 million. Net cash used by changes in operating assets and liabilities during the three months ended September 30, 2020, consisted primarily of a €33.3 million increase in inventories and a €14.9 million decrease in trade and other payables, partially offset by a €2.0 million decrease in other assets and a €2.9 million increase in other liabilities. The increase in inventories resulted from an overall expansion of our business to support increases in net sales, while trade and other payables decreased as a result of payment timing for inventory purchases towards the end of the three months ended September 30, 2020.
During fiscal 2018, operating activities used €4.9 million in cash and cash equivalents, primarily resulting from net income of €5.5 million, after consideration of non-cash charges of €15.4 million and changes in operating assets and liabilities of €23.6 million, along with income taxes paid of €2.2 million. Net cash used by changes in operating assets and liabilities for fiscal 2018 consisted primarily of a €34.8 million increase in inventories, a €3.5 million increase in other assets, and a €1.9 million increase in trade and other receivables, partially offset by a €8.8 million increase in trade and other payables and a €6.0 million increase in other liabilities, in addition to a €1.8 million increase in contract liabilities. The increase in inventories resulted from increased purchasing to support forecasted net sales during fiscal 2019. The increase in trade and other payables and other liabilities resulted from greater inventory purchases, along with related increases in shipping costs and marketing expenses.
During fiscal 2019, operating activities generated €2.4 million in cash and cash equivalents, primarily resulting from net income of €1.7 million, after consideration of non-cash charges of €25.3 million and changes in operating assets and liabilities of €17.3 million, along with income taxes paid of €7.2 million. Net cash used by changes in operating assets and liabilities for fiscal 2019 consisted primarily of a €29.3 million increase in inventories and a €1.9 million decrease in trade and other payables, partially offset by a €12.6 million increase in other liabilities and a €0.7 million increase in contract liabilities. The increase in inventories resulted from an overall increase in inventory purchasing to support forecasted net sales in fiscal 2020. The increase in other liabilities resulted from greater inventory purchases, along with related increases in shipping costs and marketing expenses, in addition to accrued employee benefit liabilities.
During fiscal 2020, operating activities generated €10.6 million in cash and cash equivalents, primarily resulting from net income of €6.4 million, after consideration of non-cash charges of €22.4 million and changes in operating assets and liabilities of €16.1 million, along with income taxes paid of €2.2 million. Net cash used by changes in operating assets and liabilities for fiscal 2020 consisted primarily of a €33.1 million increase in inventories and a €10.5 million increase in other assets, partially offset by a €17.9 million increase in other liabilities, a €6.7 million increase in trade and other payables, and a €2.2 million increase in contract liabilities. The increase in inventories resulted from an overall increase in purchasing to support forecasted net sales in fiscal 2021. The increase in other assets resulted primarily from a €4.8 million increase in receivables from payment service providers due to a switch in service providers, and €2.3 million in capitalized IPO costs. The increase in other liabilities resulted from greater inventory purchases, along with related increases in shipping costs and marketing expenses, in addition to accrued employee benefit liabilities.
Investing Activities
Cash used in investing activities were €0.6 million and €0.9 million for the three months ended September 30, 2019 and 2020, respectively, resulting from equipment purchases.

Cash used in investing activities was €5.4 million in fiscal 2018 and €1.8 million in fiscal 2019. These cash expenditures resulted primarily from the buildout of our central warehouse facility in Heimstetten, Germany and our headquarters in Aschheim, Germany. These buildouts were substantially complete by the end of fiscal 2018, with some improvements continuing into fiscal 2019. Cash used in investing activities was €2.4 million in fiscal 2020 and were primarily related to the opening of our new Men’s store in Munich and purchases of office equipment.
Financing Activities
Net cash obtained from financing activities during the three months ended September 30, 2019 was €25.1 million, which resulted from net borrowings on our Revolving Credit Facilities of €26.9 million, partially offset by lease payments of €1.2 million and interest payments of €0.6 million. Net cash obtained from financing activities during three months ended September 30, 2020 was €30.8 million, resulting from €32.8 million in net proceeds from our Revolving Credit Facilities, partially offset by interest payments of €0.5 million and lease payments of €1.4 million.
Cash used in financing activities was €4.4 million in fiscal 2018 and consisted of lease payments of €3.8 million and interest payments of €0.6 million. Net borrowings under our Revolving Credit Facilities were zero in fiscal 2018.
Cash used in financing activities during fiscal 2019 amounted to €2.1 million, which included lease payments of €5.1 million and interest payments of €0.7 million, offset by net proceeds from our Revolving Credit Facilities of €3.6 million. The increase in lease payments during fiscal 2019 resulted primarily from our new central warehouse facility in Heimstetten, along with new leases in our London and Barcelona locations. We used the borrowings from our Revolving Credit Facilities to finance our inventory purchasing in the fourth quarter of fiscal 2019.
Cash used in financing activities during fiscal 2020 was €0.9 million, consisting of €4.3 million in lease payments and €3.0 million in interest payments. The €3.0 million in interest payments were primarily related to voluntary interest payments related to our Shareholder Loans. These payments were partially offset by €6.4 million in net proceeds from our Revolving Credit Facilities.
Commitments and Contractual Obligations
The following table presents our commitments and contractual obligations as of June 30, 2020 (in € thousands):
		Payments Due by Period
	Total	Less than one year	1-3 Years	3-5 Years	More than 5 Years
Contractual obligations
Lease liabilities(1)	€21,018	€6,360	€10,132	€4,526	€—
Other lease obligations(2)	365	157	202	6	—
Revolving credit facilities(3)	10,000	10,000	—	—	—
Shareholder Loans(4)	252,045	—	—	—	252,045
Total	€283,428	€16,517	€10,334	€4,532	€252,045

(1)
Represents our future minimum commitments under non-cancelable lease liabilities reflected on the balance sheet in our audited consolidated financial statements included elsewhere in this prospectus.

(2)
Represents our future minimum commitments under non-cancelable leasing arrangements, which are not capitalized under IFRS 16. These arrangements include office equipment and shared office space, which are not reflected on our balance sheet.

(3)
Represents the outstanding borrowings under our Revolving Credit Facilities.

(4)
Represents the Shareholder Loans which were previously held by our intermediate parent, MYT Intermediate Holding, and as of September 30, 2020 are held by a direct subsidiary of MYT Holding. We have not received any cash under the Shareholder Loans. The Shareholder Loans are denominated in U.S. Dollars and have no required interest or principal payment requirements until their respective maturities in October 2025. Each of the Shareholder Loans bears an interest rate of 6.00% per annum, which is compounded semi-annually (in July and January) and capitalized into the principal.

Off-Balance Sheet Arrangements
At September 30, 2020, we did not have any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We believe that the assumptions and estimates associated with revenue recognition, inventory, goodwill, and the realization of our deferred tax assets to have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.
For further information on all of our significant accounting policies, please see Note 5 of the accompanying notes to our consolidated financial statements included elsewhere in this prospectus.
Revenue
Revenue is primarily derived from the sale of merchandise shipped to customers. We recognize revenue under IFRS 15 when the control of merchandise is transferred to the customer upon delivery. We apply the following five-step model when determining the timing and amount of revenue recognition:
1)
Identifying the contracts with customers;

2)
Identifying the separate performance obligations;

3)
Determining the transaction price;

4)
Allocating the transaction price to separate performance obligations; and

5)
Recognizing revenue when each performance obligation is satisfied.

Contracts with customers generally consist of a single performance obligation, including merchandise, packaging and delivery activities. Revenue is recognized upon delivery, when the customer obtains control over the goods and the required services have been performed. We recognize a contract liability for products for which control has not been transferred to the customer.
Customers may return or exchange merchandise purchased within 30 days of receipt. Based on historical experience and expected future returns, a refund liability is recognized as a reduction of sales and a right of return asset is recognized as reduction of cost of sales. We do not maintain a material allowance for doubtful accounts related customer and credit card receivables, because customer payment is typically received before the delivery of the goods and account write-offs are historically immaterial.
Variable consideration may occur in the form of promotional discounts. We include estimated variable consideration in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.
A contract liability is also recognized from the sale of gift cards. We recognize the expected breakage amount from gift cards as revenue based on historical data adjusted for current expectations.
Inventories
Inventories are stated at the lower of cost or net realizable value using the weighted average cost method. Cost of inventory includes merchandise costs, net of trade and payment discounts, in addition to import duties and other taxes and transport and handling costs. When assessing the net realizable value of our inventory, we consider fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. When circumstances that previously caused inventories to be written down below cost no longer exist, the amount of the write-down previously recorded is reversed. We did not reverse any write-downs during fiscal 2018, 2019 and 2020 except that during the three months ended September 30, 2019, we reversed write-downs of €286 thousand. We did not reverse any write-downs during the three months ended September 30, 2020.

Impairment of goodwill and indefinite-lived intangible asset
We assess our goodwill and indefinite-lived intangible assets for impairment at least annually at the level of the cash generating unit. We assessed the carrying value of our goodwill and indefinite-lived intangible assets for potential impairment as of July 1, 2017, June 30, 2018, June 30, 2019, and June 30, 2020.
Impairment is recognized when the carrying value of a cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. Key assumptions we use for impairment assessment include forecasted cash flows of the business, estimated discount rate, royalty rates and future growth rates. We use internal and external data to forecast the key assumptions.
We did not record any impairment to our goodwill or indefinite-lived intangible assets during fiscal 2018, fiscal 2019, fiscal 2020 or the three months ended September 30, 2020.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations, because the interest rate on our Shareholder Loans accrues at a fixed rate interest. Interest expense under our Revolving Credit Facilities is historically immaterial. For detailed discussion on interest rate risk, see Note 26 of our audited consolidated financial statements included elsewhere in this prospectus.
Foreign Exchange Risk
We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for cost of sales and operating expenses. Approximately 97% of our purchases are denominated in Euros and approximately 98% of our employees are located in Germany or other Eurozone countries.
Furthermore, our two Shareholder Loans are denominated in U.S. Dollars. Fluctuations in the exchange rate between the Euro and U.S. Dollar may result in significant foreign currency exchange gains or losses.
To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in seven major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.
For detailed discussion and sensitivity analysis on foreign exchange risk and our hedging strategy, see Note 23 of our audited consolidated financial statements included elsewhere in this prospectus.
Recent Accounting Pronouncements
For detailed discussion on recent accounting pronouncements, see Note 5 of our audited consolidated financial statements included elsewhere in this prospectus.
Internal Control over Financial Reporting
In connection with the audit of our fiscal 2020 consolidated financial statements, we identified material weaknesses in our internal controls related to (1) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience and clearly defined roles within our finance and accounting functions and (2) the design and operating effectiveness of IT general controls for information systems that are relevant to the preparation of our consolidated financial statements.
We have developed and are in the process of implementing a remediation plan to address these control deficiencies, which we believe will address the underlying causes of our material weaknesses. As part of our remediation plan, we intend to hire additional qualified personnel within our finance and accounting functions who have working experience in IFRS and SEC reporting, in addition to establishing more robust processes to support our internal control over financial reporting, including clearly defined roles and responsibilities and appropriate segregation of duties over key financial reporting controls and processes. Furthermore, with respect to the effectiveness of our IT general controls, we are in the process of establishing formal processes and controls for information systems that are key to the preparation of our consolidated financial statements, including access and change controls. In the near term, we have engaged external advisors who are providing financial accounting assistance, in addition to evaluating the design, implementation and operating effectiveness of our internal controls over financial reporting.

BUSINESS
Our Vision
We aim to deliver an unparalleled personalized digital luxury shopping experience to discerning customers around the globe and inspire their loyalty through elevated curation, exclusive offerings, differentiated content and exceptional service.
Overview
Mytheresa is a leading luxury e-commerce platform for the global luxury fashion consumer. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands and presented through a customer-first, digital experience. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany. Mytheresa, which launched online in 2006, represented 97% of net sales and reached customers in 133 countries in fiscal 2020. We provide our customers a highly curated selection of products, access to exclusive capsule collections, in-house produced content, memorable service and a personalized shopping experience. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands have established Mytheresa as a global authority in luxury fashion.
We acquire and retain customers who are predominantly working professionals with significant spending power and limited time, shop frequently, seek luxury products that are not easily found elsewhere and demand superior customer service. These customers are high income luxury consumers that value quality over price and curation over assortment breadth. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. In fiscal 2020, members of our Top Customer program, on average, purchased from us 16 times, with an average order value in excess of €935. In fiscal 2020, we generated approximately 30% of our gross sales from the 2.6% of our customers who were part of the Top Customer program. This program offers a range of benefits, such as first access to runway and exclusive pieces, previews of new season styles, personal shopping services and invitations to exclusive events and fashion shows as well as other once-in-a-lifetime experiences. The exclusive events, collections and campaigns that we create with our luxury brand partners highlight the innovation and creativity we bring to the luxury fashion world, underpin the strong relationships we have with these brands, and enable us to deepen connections with our most valued customers.
We have longstanding relationships with the world’s most iconic luxury brands, including Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Burberry, Dries van Noten, Dolce & Gabbana, Fendi, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney and Valentino. In fiscal 2020, our average order value was €600, one of the highest in the industry, and we generated approximately 68% of our net sales from our top 30 brands, reflecting our commitment to true luxury. We curate the most coveted luxury brands, and within those brands, the most on-trend and luxurious pieces. We use a combination of luxury fashion expertise and data insights to optimize our product assortment architecture. Since our inception, we have retained 100% of our brand partners, which is a testament to our strong, trusted brand relationships.
Our business model combines technology, luxury fashion and differentiated customer service on a global scale. The simplicity of our mobile-first website and app (“sites”) creates an efficient and user-friendly shopping experience for our time-constrained, global customers. Our sites offer advanced features, including the ability to personalize the customer experience, the option for our customers to personalize products, express checkout processes, and real-time push notification order tracking. We have an efficient, repeatable playbook for localizing the customer experience through local language, currencies, payment methods, shipping services and marketing. In fiscal 2020, we generated approximately 19.8%, 39.8%, 10.3% and 30.2% of net sales from Germany, Europe (excluding Germany), the United States and the rest of world, respectively. As of June 30, 2020, our mobile app install base reached approximately 2.6 million. Mobile devices represented 53% of net sales and 78% of page views for fiscal 2020, underscoring the importance of our mobile-first approach.
We have rapidly scaled our global customer base and net sales over the past four years, while maintaining our high average order values.

(1)
Fiscal 2016 and fiscal 2017 net sales were calculated on a basis consistent with the recognition and measurement principles stated in our consolidated financial statements. Fiscal 2018, fiscal 2019, and fiscal 2020, are prepared in accordance with IFRS.

From fiscal 2019 to fiscal 2020, we grew our active customers 21.7% to 486,000 customers. In fiscal 2020, we reported €449.5 million in net sales, representing growth of 18.6% from fiscal 2019. From September 30, 2019 to September 30, 2020, we grew our active customers 24.3% to 522,000 customers. In the three months ended September 30, 2020, we reported €126.4 million in net sales, representing growth of 27.5% from the three months ended September 30, 2019.
In fiscal 2020, we reported net income of €6.4 million compared to €1.7 million during fiscal 2019. In fiscal 2020, we reported Adjusted Net Income of €19.3 million, representing an improvement from €15.8 million in fiscal 2019. Additionally, in fiscal 2020, we generated €27.5 million of Adjusted Operating Income and €35.4 million of Adjusted EBITDA, representing year over year growth of €4.7 million and €4.9 million, respectively.
During the three months ended September 30, 2020, we reported net income of €9.6 million compared to a net loss of €4.3 million during the three months ended September 30, 2019. For the three months ended September 30, 2020, we reported Adjusted Net Income of €5.4 million, representing an increase from €3.5 million for the three months ended September 30, 2019. Additionally, during the three months ended September 30, 2020, we generated €8.4 million of Adjusted Operating Income and €10.4 million of Adjusted EBITDA, representing year over year growth of €5.9 million and €6.1 million, respectively.
Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA are measures that are not defined in IFRS. For further information about how we calculate Adjusted Net Income, Adjusted Operating Income and Adjusted EBITDA, limitations of their use and their reconciliations to the most comparable IFRS measures, see “Summary Consolidated Financial and Operating Data—Other Financial and Operating Data.”
Our Industry
We operate at the intersection of luxury fashion, technology and service. Online personal luxury goods is a large and rapidly growing market, and we believe we are uniquely positioned to capture market share as a result of our exclusive, highly curated product assortment, leading service offering and advanced technology.
Online Luxury Market is Expected to More Than Triple
The global online luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to more than triple from €33 billion in 2019 to €105 - €115 billion in 2025, according to the 2020 Bain Study, and based on this same study, the personal luxury goods market is expected to reach €330 to €370 billion by 2025, with online penetration expected to grow from 12% to over 30% from 2019 to 2025. We believe luxury is one of the last attractive categories to expand online and is relatively underpenetrated compared to traditional apparel and footwear.
The online personal luxury goods market is global with the Americas, Europe and rest of world (including Asia) representing 30%, 31% and 39%, respectively, of the market in 2019 according to the 2020 Bain Study. Consumers generally approach the market in a borderless manner, often purchasing luxury goods across multiple continents, seeking an elevated shopping experience and anytime access wherever their travels take them.
Online Multi-Brand Retail Taking Market Share
Global online luxury multi-brand retailers and online marketplaces are gaining market share over incumbent players, including department stores and luxury retailer’s websites, according to the 2019 Bain Study. The online luxury retail market is highly fragmented, characterized by primarily regional department stores and boutiques, online marketplaces and only a limited number of global multi-brand retailers. We believe that global multi-branded online retail is a more compelling model than marketplaces for both consumers and brands: for consumers due to the desire for well-curated assortments offering a clear point of view that allows discovery as well as efficient product selection, and for brands to whom multi-brand retailers offer access to attractive customers, and most importantly, more control over brand image and pricing integrity. Additionally, online multi-brand retailers complement the brands’ own direct-to-consumer efforts with cross-category and cross-brand customer insights as well as the ability to ensure brands are presented consistently with the brand’s desired positioning.
Wealthiest Consumers are Driving Growth and Resilient Demand
The global luxury market continues to be driven by the growth of HNWIs, individuals with greater than $1 million in investable assets, a key and highly coveted customer demographic with large luxury spend. The wealth of HNWIs has increased at a CAGR of 7% from 2012 to 2019, reaching $74 trillion as of 2019, and is expected to exceed $100 trillion by 2025, according to the Capgemini Reports. According to the same studies, the global HNWIs population has more than doubled since 2008, reaching approximately 20 million individuals globally as of 2019. According to the 2019 Bain Study, ultra-high net worth individuals, individuals with over $30 million in net worth, represent approximately 30% of personal luxury goods market.
Luxury Brands Demand First-Class Service and Brand Protection
Luxury brands value brand image, pricing integrity and the perception of scarcity across their product portfolios. They are highly selective and seek retail partners who increase their visibility to the most affluent luxury consumers while adhering to these core values. Luxury brands are selective with whom they work, terminating relationships, especially with online retailers, if standards are not upheld. These brands only partner with online retailers who have full control over all aspects of the shopping experience and deliver exceptional service to protect and enhance their brand integrity.
The Luxury Consumer
The luxury market is comprised of several types of consumers, each with their own lifestyle, income and spending characteristics:
•
The intermittent luxury fashion consumer loves and follows fashion and saves for iconic pieces, which he or she buys occasionally.

•
The everyday luxury fashion enthusiast has a passion for fashion, is typically a working professional who earns his or her own income and is often time-constrained. This consumer regularly invests in statement pieces and fashion items for special occasions.

•
The top luxury consumer leads a “jet-set” global lifestyle, has significant wealth, and is willing to spend a significant amount on luxury goods to stay ahead of the latest fashion trends. This consumer prefers newness, shops ready-to-wear clothing season after season, and demands a superior shopping experience, high-touch service and quick shipping. This consumer is a high-frequency shopper, making purchases several times a week or even daily and spends an average of €39,000 per year on personal and experiential luxury, according to third party research.
We target everyday luxury fashion enthusiasts and top luxury consumers as we believe these customers are the most loyal, value our differentiated service and represent the largest wallet share potential.
Differentiated Value Proposition of Mytheresa for Customers and Brand Partners
Mytheresa provides a vibrant shopping experience that brings together hundreds of thousands of luxury consumers with the world’s most exclusive brands. This creates a flywheel effect, attracting new customers and enhancing brand relationships.
Our Value Proposition to Customers
Trusted discovery platform and curated assortment of the most coveted luxury brands.   We provide customers with one of the finest edits of the most coveted luxury brands. For example, of the over 7,000 SKUs we curate from our top 30 selling luxury designer brands, less than 21% of those items overlapped with our multi-brand competitors as of December 2019 according to an ongoing internal pricing analysis comparison. Our content and brand stories, which are produced 100% in-house, inspire our customer and are integral to Mytheresa’s reputation as a trusted fashion authority for discovery. Our highly curated edit of luxury fashion is core to our DNA and allows us to translate fashion from the runway to the wardrobes of our customers. We encourage daily discovery through our “New Arrivals” section on our sites, as well as real-time product recommendations and inspirational content. For members of our Top Customer program we take our curation to a deeper level with personal shoppers, who know each customer’s specific fashion aesthetic and will recommend pieces via the preferred communication channel of the customer (phone, email, text message or other messaging platforms), or in some cases, hosting personal styling appointments.
Exclusive access to capsule collections.   Our deeply entrenched and long-term relationships with the most coveted luxury brands allow us to provide unique offerings to our customers, including exclusive capsule collections, product personalization and first access through exclusive pre-launches. For example, we were the first luxury retailer to launch Gucci’s DIY service online by offering our customers the opportunity to personalize Ace leather sneakers, before this feature was even launched on Gucci.com. In fiscal 2020, we produced 37 capsules and campaigns with exclusive content from brands including Brunello Cucinelli, Christian Louboutin, Moncler, Prada, The Row and Valentino.
Superior service drives differentiated shopping experience.    We are dedicated to providing our customers with superior service throughout their shopping experience and believe this sets us apart from our competitors. We have team members who are available to serve our customers 24 hours per day, seven days a week and in eight languages. Additionally, our localized websites, which are also available in eight languages and eight currencies, and our global in-house logistics capabilities provide the fast, efficient and frictionless shopping experience our global customers demand. We believe customers are loyal to Mytheresa because we provide excellent service every time they interact with us. Our emphasis on exceptional service is inherent throughout all customer touchpoints, including our sites, customer care, delivery and global personal shopping team. For example, we provide customers with personalized product recommendations, last-minute deliveries, and hand-signed notes with our delivered products to personally connect and provide the high-touch service our customers enjoy. Our customer satisfaction with our service and experience is evidenced by our best-in-class NPS of 82.6, which is an annualized average of weekly measurements conducted by us in fiscal 2020. Through our distribution and fulfillment capabilities, we offer fast shipping to our customers in metropolitan areas globally in less than 72 hours, with one to two days shipping service in all of Europe where express shipping is available. Our customer service teams are experts in working with luxury customers. We received approximately 5,500 calls per week, on average, during fiscal 2020, with approximately 91% of calls answered within 20 seconds and email inquiries resolved within 36 hours, on average.
Special brand experiences for our top customers.   In fiscal 2020, we offered 13 once-in-a-lifetime experiences. For example, we hosted private parties in Cannes and Dubai to celebrate the launches of exclusive capsule collections with Gianvito Rossi and Roger Vivier, respectively. We have also hosted numerous other events in Paris, New York, Milan, Munich, and Shanghai featuring Moncler, Altuzarra, Boyy, Paco Rabanne, Gabriela Hearst, Stella McCartney, JW Anderson, Khaite, and Amina Muaddi. These events and brand experiences provide our top customers with “money-can’t-buy” experiences, including the opportunity to meet the designers personally, while also inspiring our worldwide customer base through social media and our content. A prime example of such experiences was our fiscal year 2020 collaboration with Stella McCartney in Shanghai during Fashion Week in October 2019, which consisted of a talk with students and customers in one of the city’s leading universities, and an intimate dinner at the Cha Maison where we hosted some of our top customers as well as members of the press and key opinion leaders. Stella McCartney herself was present at each of these events.
Our Value Proposition to Brand Partners
Online Visibility to Highly Coveted Global Luxury Customers.   In addition to brands appearing on our sites, we create exclusive experiences and collections that provide additional opportunities to engage with our customers and social media followers. For example, the event in Shanghai with Stella McCartney to celebrate the launch of an 11-piece capsule collection in October 2019 generated approximately 35 million social media impressions and extensive press coverage with over 200 press and social media articles.
Innovative and Engaging Content Across Media Formats.   We produce 100% proprietary content in-house across different media formats including films, music videos, games, magazines and photography shoots on behalf of, and in partnership with, our brand partners. We place this content across our consumer touchpoints, including our home page, app, mobile first newsletter, paid formats and social media that includes our own managed platforms ranging from Instagram and Pinterest to Weibo and WeChat. We take a product-focused and experiential approach to content creation, which has differentiated and strengthened our longstanding relationships with some of the world’s leading luxury brands. Our highly stylized production showcases our brand partners’ products at their best, and our brand partners often promote our content and edits on their own social media accounts. We also regularly achieve extensive global publicity for our brand partners and ourselves through features and exclusive stories, as well as through our approximately 2.3 million followers, as of September 30, 2020, across social media platforms.
Established Reputation for Being Trusted Brand Stewards and Maintaining Brand Integrity.   We are viewed as an integral global partner and have consistently been recognized as such by leading luxury brands including Balmain, Valentino, Gucci, Burberry, Moncler, and many more. Our focus only on the most valuable luxury customers, our ability to deliver a superior service experience and our strong full price sell-through highlight our commitment to maintaining brand integrity for our brand partners.
Data-Driven Analytics and Customer Insights.   We have developed significant data capabilities and insights across our platform. We regularly provide our brand partners with detailed aggregated data, analysis, and customer insights on metrics such as product performance, spending and trend patterns, brand affinity, product adjacencies, subcategory penetrations and geographic reach.
Our Competitive Strengths
We attribute our market success, rapid growth and strong profitability to the following competitive strengths:
Customer-First Approach with Deep Understanding and Analytical Insight.   We target, acquire and retain the most valuable luxury customers by pairing superior service with advanced technology. Our deep understanding of our customers enables us to provide a shopping experience tailored to them and drive loyalty. Our customer is time-constrained, requires efficient, personalized service, and favors our easy-to-use sites. Unlike online fashion marketplaces where customers go to price compare common luxury SKUs, we believe our customers shop our platform for discovery and access to exclusive products they cannot find elsewhere. To assist this shopping experience, we have invested in a robust technology platform that allows us to analyze data to produce actionable insights that we use to identify customers and personalize our site, emails, and brand recommendations for them. Our data-driven technology platform is integral to our merchandising and marketing functions and enables us to consistently deliver a superior shopping experience to several hundred thousand customers across 133 countries. A key component of our customer experience is a mobile and app-first approach. In fiscal 2020, mobile orders accounted for 53% of our net sales, of which 42% were app orders, and approximately 78% of page views were generated via mobile app, tablet, and mobile phone. We combine data-driven customer insights, decades of thought-leadership in fashion, and exceptional customer service to deliver an unparalleled customer experience.
Our Curated Product Assortment Offers One of The Finest Edits In Luxury Fashion.   We believe our curated assortment is the preferred platform for customers and brands compared to department stores, marketplaces and other online players. We offer leading luxury brands visibility to a highly valuable audience, customer trend insights across multiple brands and categories, and most importantly, more control over brand image and pricing integrity. We assort the most coveted brands and, from those brands, the most differentiated, relevant and luxurious pieces. Our edit features a meticulously curated, elevated assortment of luxury products that we display in an attractive way across our sites and content. Our platform facilitates discovery through personalized recommendations and convenient comparison features. Through our deep understanding of our customers’ needs, we are able to buy an optimal selection of curated inventory to consistently turn inventory with a high full price sell-through.
Highly Loyal and Engaged Global Luxury Customer Base.   We have deep relationships with a growing number of dedicated luxury and highly coveted, high net worth customers. In fiscal 2020, our average customer shopped approximately twice per year and spent approximately €900 with us, before returns. We have grown our active customer base at a 29.7% CAGR since fiscal 2016, with 65.6% of net sales in fiscal 2020 coming from existing customers. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. In fiscal 2020, members of our Top Customer program, on average, purchased from us 16 times, with an average order value in excess of €935. Our emphasis on targeting and serving these top customers resulted in the top 2.6% of our customers accounting for approximately 30% of our gross sales in fiscal 2020. Given our value proposition, high average order value, and strong customer loyalty, we achieved a 2.6x 4-year LTV to CAC ratio for the 2016 cohort, which demonstrates the effectiveness of our marketing spend and long-term profitability of our business model. Further, once a customer commits to our platform, they spend more over time, as evidenced by our 80% net sales retention from prior year cohorts and our approximately 98% net sales retention for cohorts who have been with us for more than two fiscal years, representing our ability to retain customers and to increase active customers’ spend and frequency, in fiscal 2020.
Partner of Choice for the World’s Most Coveted Luxury Brands.   We have a rich, 30-year heritage of working with more than 200 of the most coveted luxury brands, who trust us for our commitment to full-price integrity, appreciate our innovative approach to targeting digital luxury consumers, and often provide us access to exclusive products and collections. Our brand partners include Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Burberry, Dries van Noten, Dolce & Gabbana, Fendi, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney, and Valentino. In fiscal 2020, we featured 37 exclusive capsule collections and campaigns from preeminent designers including Brunello Cucinelli, Christian Louboutin, Moncler, Prada, The Row, and Valentino. This represents an increase from the one exclusive capsule collection we offered in fiscal 2015. Our average tenure with our top 30 brands is more than 10 years and we have retained 100% of our brand partners since our founding. This underscores the strength of our relationships and differentiates Mytheresa as one of the select online retailers that luxury brands prefer to partner with. Additionally, our top 30 brands’ share of overall net sales has remained stable as we have scaled the business.
Combination of Growth and Profitability with Attractive and Sustainable Unit Economics.   As a result of our top-of-funnel brand campaigns and our sophisticated performance marketing efforts, we acquire customers efficiently and profitably and attract high quality customers who have a high propensity to repeat. As we have scaled our customers and net sales, we have improved profitability through our commitment to price integrity, yielding a stable gross margin, as well as efficient marketing and leveraging of our fixed cost basis. Additionally, through improved attribution systems and investments in our marketing techniques, we decreased our customer acquisition costs from €226 in fiscal 2018 to €173 in fiscal 2020, a trend we believe is rare in our industry. In fiscal 2020, we grew our active customers 21.7%, while keeping our gross margin stable and successfully leveraging our shipping, while keeping our gross margin stable and successfully leveraging our shipping, marketing and administrative costs maintaining a substantially consistent Adjusted EBITDA margin of approximately 8%.
Experienced and Proven Management Team Combining Expertise From Luxury and Digital Worlds.   Our team is led by our Chief Executive Officer, Michael Kliger, who joined Mytheresa in 2015 from eBay Enterprise where he was a Vice President for all of Europe and Asia Pacific. His deep customer knowledge across geographies has helped accelerate growth and enhance profitability. Michael is complemented by our experienced senior management team with industry-leading expertise across luxury, technology and e-commerce operations. The business verticals are led by Dr. Martin Beer (Chief Financial Officer), Sebastian Dietzmann (Chief Operating Officer), Isabel May (Chief Customer Experience Officer), Gareth Locke (Chief Growth Officer) and Richard Johnson (Chief Commercial Officer). Like our customers, we are diverse, with employees representing more than 77 nationalities and 64% of whom were women as of September 30, 2020. Our culture is collaborative, confident, creative, accountable, performance driven and dedicated to delivering our customers the best digital experience and service in luxury.
Growth Strategies
We plan to drive our market leadership, growth and profitability through the following strategies:
Profitably Acquire New Customers.   We will focus our efforts on reaching the world’s most affluent luxury consumers. We believe we are less than 1.5% penetrated in the online personal luxury goods category. Given the strong projected growth of the luxury market, we believe we have a significant opportunity to expand our customer base in both our existing and new markets. We expect to attract new customers in all geographies including Europe, as well as the United States, and Asia. Our demonstrated playbook for localizing new geographies is efficient, effective, and repeatable. We leverage localized social media content and influencers, curation, languages and events to bring the Mytheresa brand to new markets. We believe our exclusive aspirational content and events resonate globally, providing a scalable marketing engine to efficiently acquire new customers across geographies. Through our more than 2.3 million followers as of September 30, 2020, across social media platforms and our luxury influencer relationships, we believe we will continue to reach new customers and raise brand awareness globally through this low cost medium. We intend to augment our core performance marketing strategy by pursuing in-app advertising, further optimizing bidding rules for paid search engines, scaling organic search content in several additional languages, introducing a new customer acquisition model, and accelerating social media channel growth.
Continue to Expand Share of Wallet and Retention for Existing Customer Base.   We plan to deepen our existing customer relationships to improve our strong revenue retention and increase our wallet share with customers. We believe we can increase purchase frequency and spend by improving our customer experience, Top Customer program and brand relationships. We will enhance our customer experience by continuing to refine our customer analytics, increasing personalization and product recommendations, improving the mobile experience and providing additional opportunities to pre-order exclusive products as well as expanding our team of personal shoppers across the globe. We will make selective improvements to our Top Customer program offerings and localization as we continue to expand globally. To supplement our top-tier offering for our most valued customers, we will continue to partner with brands to host our exclusive events while also improving service levels in key geographies through local support staff and distribution capability enhancements.
Access New Complementary Customer Categories.   We plan to increase our share of customer and household wallet share by investing in new categories to complement our strong women’s business.
Expand wallet share with the recent launch of Mytheresa Kids.   In January 2019, we officially launched our kidswear offering with 35 brands which we have now grown to an offering of 50 brands. Given the significant proportion of our top customers who have children and are looking to purchase luxury kidswear, many of our top brands such as Balmain, Burberry, Chloe, Dolce & Gabbana, Golden Goose, Gucci, Moncler, and Stella McCartney have collaborated with us on our launch of Mytheresa Kids. As many of our luxury brands continue to introduce separate kidswear lines, we have also been able to add kidswear even for brands like Loro Piana and Brunello Cucinelli recently. Like we do with womenswear we have also been able to introduce exclusive kidswear items only available at Mytheresa with brands like Dolce & Gabbana, Moncler, and Brunello Cucinelli in the last months. Our unique focus on luxury and our famous curation unlocks incremental wallet share from our customers who already know and trust our curated offering and wish to also purchase luxury products for the children in their lives. While 75% of kidswear items have been bought by existing customers we have actually also seen 25% of purchases by customers that have discovered Mytheresa through our luxury kidswear offering which presents the opportunity for additional growth. In a short time we have managed to become a significant player in the global luxury kidswear market. The synergies with our existing business are also evidenced by an average basket size with at least one kidswear item of approximately €392. This strengthens, of course, the unit economics of our kidswear offering.
Attract new customers through the recent launch of Mytheresa Men.   We launched Mytheresa Men in January 2020 with more than 100 curated brands to target the modern, affluent man with a curated, inspiring product offering reflecting the zeitgeist in men’s fashion. Our ambition is to become the global opinion leader and leading luxury online destination for luxury menswear. Our positioning is the white space between time-honored luxury and the post-streetwear era. We have dedicated men’s buying, creative, marketing, communication and merchandising teams to look after this new business. We have received tremendous support from our brand partners as evidenced by the fact that the following luxury brands are part of our brand portfolio in the store: Gucci, Saint Laurent, Bottega Veneta, Moncler, Prada, Balenciaga, Valentino, Givenchy, and Dolce & Gabbana in our inaugural menswear seasons. We believe we are in a prime position to become an authority in the evolving menswear space given our ability to define menswear with a new positioning and the relationships we have with our current brand partners who have some of the top luxury menswear lines.
While we initially leveraged our existing site traffic and reputation as a luxury authority to grow our menswear business, we have already seen tremendous success in attracting new buyers through Mytheresa Men, with 44% of all menswear customers in fiscal 2020 consisting of first time Mytheresa customers. We believe that the success of Mytheresa Men since its launch demonstrates its potential to become a source of growth for our overall business and an opportunity to bring new customers to the Mytheresa platform.
Enhance Our Trusted Relationships with the World’s Most Coveted Brands.   We will continue to enhance our value proposition for both customers and brands to attract new high net worth customers globally and further increase our desirability with top brands. We will enhance our brand relationships by providing customer insights and ensuring that luxury brands come alive for our digital luxury customer through production of exclusive content. We expect to continue to increase our access to exclusive merchandise and capsule collections with the world’s most iconic luxury brands. To this end we are also continually exploring new partnership models with the world’s top luxury brands to provide our customers full access to product ranges and supply levels usually only available to the retail network of brands.
Continue To Innovate and Leverage Use of Proprietary Data Insights.   We plan to continue to identify ways to leverage our proprietary data to optimize the Mytheresa experience for both our customers and our brand partners. In addition, we plan to continue innovating and investing across our user interface, technology platform, supply chain and distribution, and localization capabilities to improve service levels and further enhance and personalize our customer’s experience. Our data helps inform the product assortment architecture which is pivotal in optimizing inventory for both our brand partners and us alike. As we scale, our global data repository grows turning the buying process into a data enhanced science. While we have been able to build our capabilities in house, we will evaluate partnerships, alliances and acquisition opportunities that enable new go-to-market strategies to further our reach and customer loyalty. Additionally, by leveraging advancements in artificial intelligence and machine learning, we will refine our merchandising and marketing capabilities to incorporate visual search capabilities and enhance our size and fit optimization.
Our Operations
Our business model combines technology, luxury fashion and differentiated service on a global scale. Our approach allows us to deliver one of the finest edits in luxury with offerings from more than 200 of the world’s most coveted fashion brands and exclusive designer collaborations to customers residing in 133 countries across the globe. We sell through our sites and our flagship boutique and men’s store, each of which is located in Munich, Germany.
Our Assortment and Offerings
We offer a highly curated assortment of luxury ready-to-wear apparel, footwear, and bags and accessories.
We curate our product assortment with a focus on a differentiated edit that distinguishes us from our competitors. In fiscal 2020, we delivered over 47,000 SKUs to our customers and generated a €600 average order value. In addition to our curated assortment, we collaborate closely with luxury brands to bring exclusive capsule collections to our customers, including 37 collections in fiscal 2020. We have minimal overlap with other online luxury retailers, as evidenced by our capsule collections and the less than 21% of the 7,000 SKUs from our top 30 selling luxury brands that were available on other multi-brand sites as of December 2019. according to an ongoing internal pricing analysis comparison. We buy throughout seasons to ensure we have the appropriate relevant edit on our sites. The typical luxury cycle includes the Spring / Summer and Fall / Winter seasons, which brands sometimes split into early pre, pre and main sub-seasons. We provide the latest fashions and introduce approximately 600 new styles on average each week, creating constant newness and driving repeat purchase behavior. Our pricing is regionalized with custom sales cadences.
As of September 30, 2020, our buying, merchandising and planning department consisted of 64.8 FTEs. Our buying, merchandising and planning teams are responsible for trend identification, inventory planning and allocation, purchasing and maintaining strong relations with our brand partners, as well as interfacing with our marketing teams to produce compelling editorial content and optimize the visual appeal of merchandise on our sites. We use a robust database of sales trends and proprietary tools to optimize our buying approach, resulting in strong full price sell-through and stable gross margins. We regularly provide our brand partners with detailed aggregated data and analysis on metrics such as product performance, spending and trend patterns, brand affinity, product adjacencies, subcategory penetrations and geographic reach.
Our Brand Partners
We are highly selective with our brand partners. In fiscal 2020, we assorted more than 200 brands with our top 30 brands generating approximately 68% of our net sales. No brand represented more than 7% of sales. Our top brands include Alexander McQueen, Balenciaga, Balmain, Bottega Veneta, Burberry, Dries van Noten, Dolce & Gabbana, Fendi, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Stella McCartney, and Valentino. We maintain global online distribution rights for nearly all of our brands and for certain of our brand partners, we are one of the very few online retailers with these rights. For example, we are one of the few online retailers allowed to carry Alaia, Dries Van Noten, and Loro Piana. Our unique edit, paired with our differentiated content production, rapid global fulfillment, customer insights and exceptional customer service levels enhance our longstanding relationships with brands. Since our inception we have retained 100% of our brand relationships, a testament to our mutually beneficial relationship and the numerous benefits we provide to our brand partners.
Creative and Content Production
We film, create and produce all of our content, site product imagery and product copy in-house. Whether it is an aspirational product video or photo shoot, we capture the brand DNA of our luxury brand partners. Our content, imagery and copy tell the story of our merchandise, elevating the shopping experience and building our credibility as an authority in luxury fashion. We have a tenured team of 135.6 FTEs across womenswear, menswear, and kidswear as of September 30, 2020, including artists, videographers, photographers and post-production experts, who work closely with brands to capture the essence of their style. Our content is often seen by millions, then re-marketed by the brands themselves on their social media accounts, increasing our awareness and promoting discovery on our sites.
Marketing
We build awareness and drive conversion through top-of-funnel brand marketing, public relations and social media as well as performance marketing. We have a tenured team of 55.9 FTEs as of September 30, 2020, 42.9 of which are dedicated to performance marketing.
Brand Marketing, Public Relations and Social Media.   Our brand marketing, public relations and social media efforts include designing digital campaigns, hosting exclusive events, generating print editorial, partnering with select luxury influencers and creating engaging social media content. Over our 30-year history we have developed strong brand equity and a position as a luxury fashion authority, which is underpinned by frequent references to our name in top fashion magazines and newspapers, such as Vogue, Harper’s Bazaar, ELLE and The New York Times. To build upon our editorial coverage, we launched the first edition of our bi-annual print magazine, The Album, in June 2018 at select magazine stands and luxury hotels in Europe, the U.S. and Asia, raising our brand awareness and association with the luxury community. We complement our brand’s fashion credibility with an extensive social media presence. We had approximately 2.3 million social media followers, as of September 30, 2020, an increase of over 250% over the last 48 months. In addition to the brand awareness gained through press and social media, we have partnered with some of the most influential figures within the fashion and entertainment world as our Mytheresa women including Alexa Chung, Victoria Beckham, Tory Burch, Liv Tyler, and Stella McCartney.
Performance Marketing.   Our performance marketing focuses on customer acquisition, including paid search, affiliate marketing, retargeting, paid social and personalized emails. We take a holistic channel approach to customer acquisition, using a proprietary attribution system focused on customer journeys across media channels. We utilize data analytics and algorithms to optimize our paid marketing efforts and bidding strategies to acquire customers whom we believe will deliver high lifetime values. In order to capture the anticipated growth in the online personal luxury goods market globally, we have developed and implemented localized marketing strategies that emulate our larger initiatives on a local level. For example, in China, we leverage local media channels such as WeChat, Weibo, and Baidu.

We are realizing efficiency and effectiveness in our marketing investments. In fiscal 2020 our CAC was €173, an improvement from €192 in fiscal 2019, and as a result, marketing expense as a percentage of net sales decreased from 14.7% in fiscal 2019 to 13.9% in fiscal 2020. This trend reflects our ability to efficiently attract new customers while remaining disciplined with our marketing spend.
Customer Experience and Personal Shopping
We aim to acquire and retain everyday luxury fashion enthusiasts and top luxury consumers as we believe these customers are the most loyal, value our differentiated service and represent the greatest lifetime value potential. These customers are high income luxury consumers that value quality over price and curation over assortment breadth. To reward and engage our most valued customers, we offer a tiered Top Customer program: Inner Circle and Front Row. Our top customers have grown rapidly as a percentage of gross sales with the 2.6% comprising the Top Customer program representing 30% of gross sales in fiscal 2020. Members of our Top Customer program exhibit higher retention and average spend year over year. For these elite customers we further personalize their experience through money-can’t-buy-experiences, personal shoppers and in-person styling suites across the globe, including recent sessions in Paris, New York, Milan, Munich, Shanghai, and Dubai. We started to build our dedicated global personal shopping team in 2018. We are rapidly expanding our team, including additions of five members in the United States, to enhance our service offering to our growing cohort of members of our Top Customer program as well as drive net sales given the higher average spend of customers once they are assigned personal shoppers.
Customer Service, Operations and Fulfillment
Our customer service teams are fluent in eight languages, have an approximately 92% response rate within 20 seconds and are expertly equipped to assist our sophisticated luxury customers. The team is made up of 45 FTEs based in Munich, Germany, Barcelona, Spain, and Manila, Philippines as of September 30, 2020. Over time, we have seen our customer service interactions per order ratio fall as we improve our fulfillment efficiency and shipping capabilities. We manage our customs and payments in-house given the nature of our luxury product offering and global presence, allowing us to ensure rapid global delivery across the world and minimize fraud. We ship to our customers globally through a recently upgraded warehouse outside Munich with approximately 32,000m2 of storage space and 16,970m2 of floor space. On average in fiscal 2020, we shipped approximately 5,900 items per day to 133 countries and expect our capacity in our current warehouse to satisfy our growth through 2023. Through our strong relationships with distribution partners, we are able to globally ship to our customers in many countries in less than three days, with one day express shipping in Europe, and to Munich customers in less than 3 hours. For orders received before 4:30 PM CET, we shipped 95% of orders on the same day in the first half of fiscal 2020. In our top selling markets, including Europe, Greater China, and the United States, we achieved a greater than 95% service level delivering to customers in two days or less, excluding instances where additional customs processing time was applicable. As we grow, we will evaluate opportunities to expand our distribution footprint and service levels either through investments in new distribution centers, partnerships or technology capabilities. Our fulfillment and logistics team consisted of 321 FTEs, as of September 30, 2020, with each FTE fulfilling over 3,702 orders during the twelve months ended September 30, 2020.
Technology and Data
Our technology infrastructure is the foundation of our business. It provides a seamless front-end online customer experience and efficient back-end platform in order to deliver the service our customers expect. The simplicity of our platform creates an efficient and gratifying shopping experience for time-sensitive and leisure-oriented customers alike. Our technology also offers various features to further boost the customer shopping experience, including customizable products, live transaction push notifications, prompt post-purchase transaction communication, and customer segmentation cookies that create unique and catered product offerings. We have invested prudently over time in technology as we scaled our business and are continuously evolving our infrastructure. To enhance our functionality, we are investing in a modular, best of breed e-commerce platform, which gives us the flexibility to further enhance our online experience, innovate faster and independently across the front-end and back-end, introduce new payment methods, engage with our customers in innovative ways and attract technology talent to our teams. We are targeting to complete the full roll-out of the new platform by December 31, 2021. To minimize the risk of disruption during this upgrade, we instituted a modular approach that allows us to migrate one capability at a time.
CRM and Data Analytics.   We have built a robust customer relationship management (“CRM”) system that allows us to identify top customers as well as segment and personalize the experience for all customers across our site. Our personal shoppers and customer service representatives utilize our CRM and enterprise resource management systems to deliver exceptional service to members of our Top Customer program. Our data collection provides insights into our customers’ browsing and spending patterns, brand affinity and sub-category preferences. We use this data to optimize our buying, online marketing, email campaigns and personalization of content and site messaging.
Technology and Site Management.   Our global luxury consumer expects a seamless user experience with the ability to easily transition between desktop and mobile devices. We have a mobile-first approach focused on our app and mobile site. We introduced our mobile app in 2015 to enable our global consumers with time-constrained lifestyles to shop effortlessly on their mobile devices. As of June 30, 2020, our mobile app install base reached approximately 2.6 million. Mobile devices represented 53% of gross merchandise sales and 78% of page views in fiscal 2020. Our sites are available in eight languages and eight currencies and are complemented by our customer service team members who are available to serve our customers 24 hours per day, six days a week and in eight languages. Our sites feature a section for “New Arrivals” highlighting product newness and curated fashion edits which we are able to personalize to target different customer behavior. Our platform allows us to continuously integrate content and pricing changes, while customizing the offering regionally. Additionally, we are constantly testing new features and capabilities, including enhanced product recommendation and site personalization. We believe a global roll-out of this capability will increase conversion, and ultimately net sales.
Our technology team is primarily located in Barcelona and Munich, which we believe enables us to attract new global talent. To position ourselves for continued growth, we plan to continue to expand our international capabilities. Our consolidated team of data scientists and IT specialists consisted of 85.4 FTEs as of September 30, 2020.
Flagship Boutique Store and Recently-Opened Men’s Store
We believe that our Munich flagship store and our recently-opened men’s store are among our most unique assets to showcase our commercial capabilities, our engagement with customers and our premium luxury DNA. Today, our flagship store receives approximately 150,000 visitors annually and generated €12 million of net sales in fiscal 2020. Located in the heart of Munich, spanning over 1,600m2 over three floors, our flagship store has been instrumental in supporting and confirming our online activations and campaigns. In June 2020, we opened our men’s store in Munich which serves to further support our continued investment in Mytheresa Men which launched in January 2020. We have received tremendous support from our brand partners as evidenced by the fact that we have been able to offer products at our new men’s store from the following exclusive designers: Prada, Valentino, Thom Browne, Saint Laurent, Brunello Cuccinelli, Tom Ford, Gianvito Rossi, Gucci, and Christian Louboutin in our inaugural menswear seasons.
Intellectual Property
Our intellectual property, including copyrights and trademarks, is an important component of our business. We protect our intellectual property through trademark and copyright laws of the local jurisdictions where we either have operations or ship customer orders, including the United States and the Federal Republic of Germany.
Our principal trademark assets include the registered trademark “MYTHERESA”, in addition to our logo. Our trademarks are valuable assets and support our customers and brand partners’ perception of our business. We also hold the rights to the “mytheresa.com” internet domain name and related domain names, which are subject to internet regulatory bodies and the intellectual property laws of each applicable jurisdiction.
We control access to and use of our intellectual property through confidentiality and non-disclosure agreements with third parties and our employment and contractor agreements. We rely on contractual provisions with our brand partners and other suppliers to protect our proprietary data, technology, and creative content.

Our People
Our human capital management objective is to foster a culture of collaboration, confidence, creativity, accountability, performance and dedication to delivering our customers the best digital experience and service in luxury. As of September 30, 2020, we had a total of 860 employees, representing 828.5 FTEs, who are primarily employed in Germany. The number of FTEs has increased from 649 as of June 30, 2019. We employ temporary personnel to supplement our workforce as business needs arise. We have a broad and diverse team, which was 31% female at the senior/executive level and 64% female in total with more than 77 different nationalities represented as of September 30, 2020. Working together we strive to exceed our customers’ expectations with a passion for innovation. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.
The following table provides a breakdown of our FTEs by department:
As of September 30, 2020
Department:
Creative, Customer Experience and Public Relations	135.6
Performance Marketing, CRM and Business Development	55.9
Buying, Merchandising & Planning	64.8
Finance, Human Resources & Management	85.2
IT & Shop Management	85.4
Customer Service, Fulfillment & Logistics	366.6
Other(1)	35.1
Total	828.5

(1)
Represents FTEs for our retail stores

As of September 30, 2020
Geography:
Germany	761.4
Italy	5.0
United Kingdom	16.0
Spain	44.5
United States of America	1.6
Total	828.5
Competition
We operate in a competitive industry with other global multi-brand luxury retailers and online marketplaces. We believe our exclusive and highly curated product offering on a purely luxury platform, along with our focus on high net worth customers, creates limited overlap and direct competition with other industry participants.
Our primary competitors for the luxury customer include:
•
Online multi-brand retailers and marketplaces;

•
Luxury brands, which sell directly to consumers through their own retail stores and online sites; and

•
Luxury multi-brand stores, including boutiques and traditional department stores, who sell through stores and, in some cases, online sites

Facilities
Our corporate headquarters are located in Aschheim (Munich), Germany. We rent our central warehouse facility in Heimstetten, Germany, which has approximately 16,970m2 of floor space for storage, merchandising operations and fulfillment. We also rent additional office space in London, Shanghai, Berlin, Barcelona and Milan, in addition to our retail stores in Munich.
The following table sets forth information with respect to our facilities as of September 30, 2020:
Location	Type	Square Meters	Lease Expiration	Right of Renewal
Aschheim, Germany	Corporate Headquarters	9,830	Feb. 2025	Yes
Heimstetten, Germany	Fulfillment Center	16,970	Apr. 2024	Yes
Munich, Germany	Store	1,625	Dec. 2022	Yes
Munich, Germany	Store	102	Dec. 2022	Yes
Shanghai	Office space	10	Apr. 2021	Yes
Berlin	Office space	250	Sep. 2021	Yes
Milan	Photo Studio	1,815	Aug. 2025	Yes
Barcelona	Office space	630	Nov. 2024	No
Regulation
Our business is subject to a number of domestic and foreign laws and regulations that affect companies conducting business on the internet and in stores, many of which are evolving and may be interpreted in ways that could harm our business. These laws and regulations include consumer protection laws and regulations in jurisdictions where we operate and interact with our customers, including the European Union and the United States.
We share consumer data with our business partners in the ordinary course of business, including typical contact and address data. We receive the personal data directly from our customers and business partners. In rare cases, we may receive personal data from third parties. We highly prioritize both security and customer privacy involving the use of consumer data.
The United States and European Union are increasingly regulating certain internet and e-commerce activities, including the use of information retrieved from or transmitted over the internet, are increasingly focused on ensuring user privacy and information security, which will potentially limit behavioral targeting and online advertising, and are imposing new or additional rules regarding the taxation of internet products and services, the quality of products and services as well as the liability for third-party activities. Moreover, the applicability to the internet of existing laws governing issues such as intellectual property ownership and infringement is uncertain and evolving. In particular, we are subject to an evolving set of data privacy laws in the United States, European Union, Germany and other jurisdictions. Many governmental authorities in the markets in which we operate are also considering alternative legislative and regulatory proposals that would increase regulation on internet advertising. It is impossible to predict whether new taxes or regulations will be imposed on our business and whether or how we might be affected. In many jurisdictions in which we operate, operational licenses are required.
As of May 25, 2018, the new EU data protection regime, the GDPR, came into force, providing a number of changes to the previous regime. These changes include more onerous requirements on companies that process personal data, such as expanded requirements to inform our consumers about how their personal information is to be used, increased rights for consumers to access, control the use of and delete their data and object to marketing and profiling as well as increased accountability obligations. The GDPR also extended its territorial applicability to controllers located outside the European Economic Area (in particular when offering of goods or services to customers located in the European Union or when monitoring of behavior of data subjects in the European Union). Breaches of GDPR obligations may result in fines of up to the greater of €20 million or 4% of a company’s worldwide turnover of the preceding financial year.
Additionally, in connection with our global market and operations, we routinely perform international transfers of personal data to countries outside of the European Economic Area. On July 16, the Schrems Decision from the European Court of Justice invalidated the EU-U.S. Privacy Shield Framework for data transfers to the United States and greatly increased the legal requirements imposed on data exporters for transfers of personal data to countries, including the United States, deemed to have an inadequate data protection level compared to the standards imposed in the European Economic Area. There are still many uncertainties as to the specific safeguards that we will need to be put in place with respect to international data transfers, and it is not yet clear how the applicable authorities will proceed in enforcing the Schrems Decision, including the extent to which they will utilize audits or fines for non-compliance.
In addition, specific EU legislation and jurisprudence regulating privacy online, including the use of cookies and similar technologies (collectively referred to herein as “cookies”) for activities online targeted advertising, is also evolving. In a judgment released on October 1, 2019, the European Court of Justice decided that website users must give active consent to the storage of and access to cookies on their devices (i.e. that consent is not validly constituted by way of a pre-checked checkbox or other ways of implied consent, such as further browsing on the website after having been informed of the use of cookies). The website operator must amongst others also provide information about the duration of the operation of cookies and whether or not third parties may have access to those cookies. Merely cookies that are deemed “necessary”, such as those for the storage of login data or shopping baskets, are not subject to obligatory explicit consent by the users of websites. The specific consent requirements in connection with the use of cookies is also subject to applicable laws and interpretation in each EU Member State under the current ePrivacy Directive and the GDPR which may to some extent vary across EU Members States (in Germany for example, the Federal Court of Justice recently issued a landmark decision on the use of consent for cookies based on the aforementioned judgment by the European Court of Justice). The main findings of the aforementioned judgment by the European Court of Justice are also part of the discussions about a current proposal by the European Commission for an EU ePrivacy Regulation, which would be repealing the current ePrivacy Directive. The discussions on the proposal are still ongoing and yet the adoption and the entry into force of the planned ePrivacy Regulation is not foreseeable. The current proposal also contains provisions on penalties for non-compliance, which may result in fines of up to the greater of €20 million or 4% of a company’s worldwide turnover of the preceding fiscal year.
In addition, under applicable U.S. federal and state laws and regulations addressing privacy and data security, we must provide notice to consumers of our policies with respect to the collection and use of personal information, and our sharing of personal information with third parties, and notice of any changes to our data handling practices. In some instances, we may be obligated to give customers the right to prevent sharing of their personal information with third parties. Under applicable U.S. federal and state laws, we also are required to adhere to a number of requirements when sending commercial email to consumers, including identifying advertising and promotional emails as such, ensuring that subject lines are not deceptive, giving consumers an opportunity to opt-out of further communications and clearly disclosing our name and physical address in each commercial email. Regulation of privacy and data security matters is an evolving area, with new laws and regulations enacted frequently. The growth and demand for e-commerce could result in more stringent domestic and foreign consumer protection laws that impose additional compliance burdens on companies that transact substantial business on the internet.
Although we use third parties to process payments, our processes must comply with the PCI-DSS, the information security standard for organizations that handle branded credit cards from the major card schemes, the EU Regulation on regulatory technical standards for strong customer authentication and common and secure open standards of communication and the EU Directive on payment services in internal markets.
The merchandise we sell to our customers is further subject to regulation by the Federal Consumer Product Safety Commission, the Federal Trade Commission, the European Commission and similar national and international regulatory authorities. Products marketed in the EU are subject to several EU legislative acts regulating the accreditation and market surveilling of products and liability for defective products such as the Regulation on requirements for accreditation and market surveillance relating to the marketing of products ((EC) No 765/2008), the Directive on general product safety (2001/95/EC) and the Directive concerning liability for defective products (85/374/EEC). Due to our global presence, we are subject to laws and regulations, including restrictions on imports from, exports to, and services provided to persons located in certain countries and territories, as well as foreign laws and regulations addressing topics such as advertising and marketing practices, customs duties and taxes, privacy, data protection, information security and consumer rights, any of which might apply by virtue of our operations in foreign countries and territories or our contacts with consumers in such foreign countries and territories. Depending on the country and the shipping service provider, these characteristics change. We have a customs team who ensures we comply with the applicable rules and regulations in the jurisdictions where we ship customer orders.
In many jurisdictions, there is great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the internet and e-commerce. The application of laws and regulations to the internet and e-commerce, in addition to new legislation or regulation, including laws and regulations in jurisdictions where we currently do not have operations or ship customer orders, could result in significant additional obligations or may necessitate changes to our business practices. These obligations or required changes could adversely impact the future performance of our business. Further, any actual or alleged failure to comply with any of these laws or regulations by us or our business partners could hurt our reputation, brand, force us to incur significant legal expenses, distract our management, increase our costs of doing business, and may result in the imposition of monetary penalties.
New and alternative legislative and regulatory proposals that would increase regulation of our business are always being considered by governmental authorities in the markets in which we operate, including, for example, regulatory proposals that would increase regulation on internet advertising. We cannot predict whether new taxes or regulations will be imposed on our business and whether or how they might affect us.
In many jurisdictions in which we operate, operational licenses are required.
Legal Matters
From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.

MANAGEMENT
Management Board
Our Management Board is expected to be composed of five members. Following the completion of this offering, each member of the Management Board will hold office for the term set out by our general meeting (as set forth in the tables below), except in the case of his or her earlier death, resignation or dismissal. The members of our Management Board do not have a retirement age requirement under our Articles of Association.
Current Members
The following table sets forth the names and functions of the current members of our Management Board, their ages and their terms as of the date of this prospectus:
Name	Age	Term Ends	Position
Michael Kliger	53	2024	Chief Executive Officer
Dr. Martin Beer	52	2024	Chief Financial Officer
Unless one of our current members of the Management Board retires sooner, their term shall expire as of the closing of the annual general meeting held in 2024.
The business address of the members of our Management Board is the same as our business address: Einsteinring 9, 85609 Aschheim/Munich, Germany.
The following is a brief summary of the business experience of the members of our Management Board:
Michael Kliger.    Mr. Kliger has served as Chief Executive Officer and as a member of our Management Board since September 2020. He has served as President and Chief Executive Officer of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and MGG since March 2015. He previously served as VP International at eBay Enterprise from March 2013 to February 2015. Prior to that, Mr. Kliger served as Executive Director at Accenture from September 2010 to December 2012. Prior to that, Mr. Kliger served as Managing Director at First Capital Partners GmbH from September 2007 to September 2010. Prior to that, Mr. Kliger served as Vertriebsgeschäftsführer at real,- SB-Warenhaus GmbH from January 2005 to April 2007. Prior to that, Mr. Kliger worked at McKinsey & Company from February 1992 to December 2004 serving last as Principal. Mr. Kliger has served as a member of the Board of Directors of Valora Holding AG since March 2017. He holds an MBA from Kellogg School of Management and a Diploma degree from the Berlin University of Technology.
Dr. Martin Beer.   Dr. Beer has served as Chief Financial Officer and as a member of our Management Board since September 2020. He has served as the Chief Financial Officer of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and MGG since January 2019. He previously served as Interim Chief Operating Officer at Rubix Germany from April 2018 to December 2018. Prior to that, Dr. Beer acted as senior advisor in the medical diagnostics industry from January 2018 to March 2018. Prior to that, Dr. Beer served as Chief Operating Officer and member of the management board at SYNLAB Germany from January 2015 to December 2017. Prior to that, Dr. Beer served as CFO and member of the management board at Verlagsgruppe Weltbild from June 2009 to August 2014. He holds a PhD and a Diplom-Kaufmann degree from the European Business School.
Expected Members
The following table sets forth the names and functions of the additional individuals whom we expect to be appointed to the Management Board shortly after the completion of this offering and their ages, the term of appointment (which will expire on the date of the relevant year’s annual general meeting) as of the date of this prospectus:
Name	Age	Term	Position
Sebastian Dietzmann	46	2025	Chief Operating Officer
Gareth Locke	45	2025	Chief Growth Officer
Isabel May	47	2025	Chief Customer Experience Officer

Sebastian Dietzmann.   Mr. Dietzmann Sebastian Dietzmann has served as Chief Operating Officer since November 2020 and is expected to be appointed as a member of our Management Board shortly after the completion of this offering. He has served as Chief Operating Officer and Managing Director of each of mytheresa.com GmbH, Theresa Warenvertrieb GmbH and Mytheresa Service GmbH since July 2015. He previously served as Senior Director & Head of eCommerce Services International at eBay Enterprise from August 2011 to June 2015. Prior to that, he served as Senior Director Business Management at GSI Commerce from January 2010 to July 2011. Prior that, he served as Vice President of Product Management and Distribution at product + concept GmbH from March 2005 to March 2008. He holds a Diplom-Kaufmann degree from the Berlin University of Applied Sciences.
Gareth Locke.   Mr. Locke has served as Chief Growth Officer since November 2020 and is expected to be appointed as a member of our Management Board shortly after the completion of this offering. Mr. Locke has served as Chief Growth Officer of mytheresa.com GmbH since July 2016. He previously served as Head of Marketing for Zooplus AG from January 2012 until May 2016. During this same period, Mr. Locke also served as Managing Director of Zooplus France SARL. Prior to that, he was Associate Partner at Aquarius Consulting GmbH from April 2010 until December 2011. Prior to that, he served as Manager Corporate Development at PAYBACK GmbH from May 2005 to March 2010, as Project Manager at Ayming GmbH from January 2003 to May 2005 and as a Consultant at Accenture in London from September 1999 to November 2002. Mr. Locke holds an MBA from the Burgundy School of Business and an MA in Economics and Finance from Leeds University Business School.
Isabel May.   Ms. May has served as Chief Customer Experience Officer since November 2020 and is expected to be appointed a member of our Management Board shortly after the completion of this offering. She joined Mytheresa in September 2015 and has served as Chief Customer Experience Officer & Managing Director of mytheresa.com GmbH since September 2019. Prior to that, Ms. May served as Vice President of Strategy and Corporate Communications at D. Swarovski KG in Wattens, Austria from January 2013 to August 2015. Prior to that, Ms. May served as Managing Director and Partner of IBS Consultants GmbH from September 2009 to January 2013. Prior to that, Ms. May served as Partner of Brand Lab Consulting from July 2007 to August 2009. Prior to that, Ms. May had various positions in Marketing at ESCADA AG as well as Jet Set AG, Switzerland. Ms. May holds a Diplom-Kaufmann Degree from the Ludwig-Maxmilians-University.
Supervisory Board
Our Supervisory Board is expected to be composed of at least three members. Following the completion of this offering, each member of the Supervisory Board will hold office for the term set out by our general meeting (as set forth in the tables below), except in the case of his or her earlier death, resignation or dismissal. The members of our Supervisory Board do not have a retirement age requirement under our Articles of Association.
The following table sets forth the names and functions of the current members of our Supervisory Board, their ages, their terms as of the date of this prospectus (which expire on the date of the relevant year’s annual general meeting) and their principal occupations outside of our Company:
Name	Age	Term Expires	Principal Occupation
Dennis Gies	41	2024	Senior Advisor, Private Equity Group of Ares Management Corporation
David B. Kaplan	53	2024	Co-Founder, Director, Partner and Co-Chairman of Private Equity Group of Ares Management Corporation
Marjorie Lao*	46	2024	Director, Modern Times Group and Logitech
Cesare Ruggiero	44	2024	Managing Director, CPPIB
Susan Gail Saideman*	58	2024	Director, Church & Dwight Co., Inc. and Prepac Manufacturing Ltd.
Michaela Tod	51	2024	Consultant
Sascha Zahnd*	45	2024	Vice-Chairman, Valora Holding AG

*
Independent Directors as defined by the Dutch Corporate Governance Code. (Note: all members of our Supervisory Board are considered to be independent as defined by SEC Rule 10A-3 and the NYSE Listed Company Manual.)

From and after the date MYT Holding directly or indirectly owns less than 25% of the issued and outstanding share capital of MYT Netherlands, MYT Netherlands will be required to file a declaration confirming such event with the Dutch Trade Register of the Chamber of Commerce and to publish a public announcement confirming such filing. Effective at the time of filing of such declaration, the terms of the members of the Supervisory Board then in office will automatically be reduced to expire at the closing of the next annual general meeting.
The business address of the members of our Supervisory Board is the same as our business address: Einsteinring 9, 85609 Aschheim/Munich, Germany.
The following is a brief summary of the prior business experience of the members of our Supervisory Board:
Dennis Gies.   Mr. Gies has served as a member of our Supervisory Board since September 2020. Mr. Gies is a Senior Advisor in the Ares Private Equity Group. Prior to joining Ares in 2006, he worked at UBS Investment Bank, where he participated in the execution of a variety of transactions including leveraged buyouts, mergers and acquisitions, dividend recapitalizations and debt and equity financings. Mr. Gies serves on the Board of Directors of 99 Cents Only Stores and also serves as a Trustee and Treasurer of The Center for Early Education. Mr. Gies holds a B.S., magna cum laude, from Virginia Tech in Electrical Engineering and an M.S. from the University of California, Los Angeles, in Electrical Engineering. Mr. Gies’s long history in the financial services industry as well as his service on the boards of directors of companies in various industries led to the conclusion that he should serve as a member of our Supervisory Board.
David B. Kaplan   Mr. Kaplan was appointed to our Supervisory Board in January 2021. Mr. Kaplan is a Co-Founder of Ares, a Director and Partner of Ares Management Corporation and Co-Chairman of the Ares Private Equity Group. He is a member of the Ares Executive Management Committee and the firm’s Management Committee. He additionally serves on the Ares Private Equity Group’s Corporate Opportunities, Asia Private Equity and Special Opportunities Investment Committees. Mr. Kaplan joined Ares in 2003 from Shelter Capital Partners, LLC, where he was a Senior Principal from June 2000 to April 2003. From 1991 through 2000, Mr. Kaplan was a Senior Partner of, Apollo Management, L.P. and its affiliates, during which time he completed multiple private equity investments from origination through exit. Prior to Apollo Management, L.P., Mr. Kaplan was a member of the Investment Banking Department at Donaldson, Lufkin & Jenrette Securities Corp. Mr. Kaplan currently serves as a member of the Boards of Directors of 99 Cents Only Stores LLC, Cooper’s Hawk Winery & Restaurants, Guitar Center Holdings, Inc. and the parent entity of Floor and Decor Outlets of America, Inc. Mr. Kaplan’s previous public company Board of Directors experience includes Maidenform Brands, Inc. where he served as the company’s Chairman, GNC Holdings, Inc., Dominick’s Supermarkets, Inc., Stream Global Services, Inc., Orchard Supply Hardware Stores Corporation, Smart & Final, Inc. and Allied Waste Industries Inc. Mr. Kaplan also serves on the Board of Directors of Cedars-Sinai Medical Center and serves on the President’s Advisory Group of the University of Michigan. Mr. Kaplan graduated with High Distinction, Beta Gamma Sigma, from the University of Michigan, School of Business Administration with a B.B.A. concentrating in Finance. Mr. Kaplan’s over 25 years of experience managing investments in, and serving on the boards of directors of companies in various industries led to the conclusion that he should serve as a member of our Supervisory Board.
Marjorie Lao.   Ms. Lao was appointed to our Supervisory Board in November 2020. She previously served as the Chief Financial Officer of the LEGO Group from February 2017 to March 2020, after serving as the Senior Vice President, Finance and Senior Vice President, Corporate Finance of the LEGO Group from January 2014 to January 2017. Prior to that, Ms. Lao served as Vice President, Projects at Seadrill Limited in 2013. She served as Senior Director, Strategy and Business Analytics at Cisco Systems from 2010 to 2012. Prior to that, she served as the Senior Vice President, Chief Financial Officer at TANDBERG from 2006 to 2010, and served as TANDBERG’s Vice President, Business Development and M&A in 2006. Ms. Lao worked at McKinsey & Company from 2002 to 2005 as the Senior Engagement Manager, Corporate Finance and Strategy. Prior to that, she served as a Finance Manager—Laundry, Baby Care, and Health Care at Proctor &

Gamble from 1998 to 2000, and as the Regional Auditor, P&G Asia Internal Controls from 1996 to 1998. Ms. Lao has also served as a member of the Board of Directors of Logitech SA, Technology since September 2018 and as a member of the Board of Directors of Modern Times Group, Esports and Gaming since May 2020. She holds an MBA from Harvard Business School, a BS from the University of the Philippines and a diploma from Le Cordon Bleu. Ms. Lao’s financial expertise, as well as her broad experience in strategy, business development, strategic transactions, and corporate responsibility and sustainability in multiple industries and geographies, led to the conclusion that she should serve as a member of our Supervisory Board.
Cesare J. Ruggiero.   Mr. Ruggiero has served as a member of our Supervisory Board since September 2020. Mr. Ruggiero is a Managing Director in the Portfolio Value Creation group at Canada Pension Plan Investment Board (“CPPIB”), where he supports management teams of individual investments to achieve full value potential. Mr. Ruggiero joined CPPIB in March 2014 from The Boston Consulting Group, where he served since September 2011 advising clients in the retail, consumer, durable goods and other industries on strategy, corporate development, operations improvement and transformations. Prior to joining The Boston Consulting Group, he was with Capgemini Consulting (formerly Cap Gemini Ernst & Young), where he worked with global corporate clients in the United States, China and internationally on various value creation initiatives. At Capgemini, he held leadership roles in the Strategy & Transformation service line, the U.S. west region, the U.S. mergers and acquisitions practice, as well as co-led the global mergers and acquisitions practice. Mr. Ruggiero has also served as a member of the board of directors of NMG Parent since May 2018. Mr. Ruggiero holds an honorary B.A. with high distinction from the University of Toronto. Mr. Ruggiero’s financial and operational expertise, as well as experience delivering value creation initiatives with private equity portfolio companies across various industries, led to the conclusion that he should serve as a member of our Supervisory Board.
Susan Gail Saideman.   Ms. Saideman was appointed to our Supervisory Board in November 2020. Ms. Saideman is the Chief Executive Officer and founder of Portage Bay Limited, LLC, which provides consulting and advisory services. Ms. Saideman founded Portage Bay Limited, LLC in September 2019 after serving as the General Manager for Amazon, Inc. (e-commerce) in Seattle from November 2013 to November 2016 and January 2019 to August 2019, and in London from November 2016 to December 2018. Prior to joining Amazon, Ms. Saideman held a series of General Management roles at Mars, Mikasa, Newell Rubbermaid and Campbell Soup. In these roles, she worked across channels that included retail stores, wholesale and ecommerce as well as geographies that included the United States, Canada, Europe, China, India, and the Middle East. Ms. Saideman started her career in finance at Chase Manhattan and as a strategy consultant at Bain & Company before joining PepsiCo where she was promoted through increasingly responsible positions at Pepsi-Cola North America and KFC. Ms. Saideman has also served as a member of the Board of Directors of Church & Dwight since June 2019, of PrePack Manufacturing since October 2019, and of FIRST Washington since September 2019, and has served as a Trustee of Harvey Mudd College since September 2019. She served as a member of the Board of Directors of DevaCurl from October 2019 to December 2019, when it was owned by Ares Private Equity. Ms. Saideman holds an MBA from Harvard Business School and a BA from Dartmouth College. Ms. Saideman’s experience in leading Fortune 500 consumer goods and e-commerce companies and in building consumer brands across channels and geographies, as well has her insights in digital operations, global strategy, marketing and operations, led to the conclusion that she should serve as a member of our Supervisory Board.
Michaela Tod.   Ms. Tod was appointed to our Supervisory Board in January 2021. Ms. Tod previously served as the co-Chief Executive Officer of ProSiebenSat1 TVD GmbH from April 2019 to July 2020, prior to which she served as the President (Greater) China of Dyson Technology Ltd. from July 2015 to February 2019, where she was responsible for the operational leadership of the Greater China business. Ms. Tod has also served as the Chair of the Supervisory Board of Directors of Virtual Minds AG from April 2019 to April 2020, a member of the Supervisory Board of NUCOM Group SE from April 2019 to March 2020 and a member of the Supervisory Board of Join GmbH from September 2019 to June 2020. Ms. Tod holds an MA in Business and Economics from Wirtschaftsuniversität Wien. Ms. Tod’s strategic and operational expertise, including her experience pivoting a business towards a digital platform and transforming a start-up to an established and profitable company, led to the conclusion that she should serve as a member of our Supervisory Board.
Sascha Zahnd.    Mr. Zahnd was appointed to our Supervisory Board in December 2020. Mr. Zahnd is the Vice-Chairman of the Board of Valora Holding AG, a leading small-scale retailer in the convenience and food service sector, and a member of its Audit Committee. Mr. Zahnd served as Vice President EMEA of Tesla International from December 2019 to May 2020. In May 2016, Mr. Zahnd joined the senior management team of U.S. Tesla, Inc. in Palo Alto, California, as Vice President Global Supply Chain. Prior to his departure from Tesla in December 2020, he was actively involved in helping to develop future global topics such as mobility, energy, artificial intelligence and Industry 4.0. Previously, Sascha Zahnd worked for six years at ETA SA/Swatch Group, where as a member of the Executive Board he was responsible for the global supply chain and the component production plants. In this role, he completely repositioned the entire purchasing and logistics organization and significantly increased production flexibility. Between 2001 and 2010, Mr. Zahnd worked for IKEA, initially in Switzerland and then in Sweden, Mexico, the United States and China. He started his career at the retail company as Regional Logistics Manager and went on to hold various roles including Sales Manager and Deputy to the General Manager of IKEA Retail in New York and finally Head Supply Division Asia Pacific in Shanghai. Mr. Zahnd’s strong track record in the fields of retail, production and supply chain at globally leading companies, along with his embodiment of the digital pioneer, innovation and transformation spirit that is synonymous with Silicon Valley, led to the conclusion that he should serve as a member of our Supervisory Board.
Overview of our Corporate Governance
MYT Netherlands is a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and its registered address and principal place of business at Einsteinring 9, 85609 Aschheim, Germany. We accordingly will be subject to Dutch corporate law, our Articles of Association (statuten) and the rules of procedure (reglementen) for our Management Board (bestuur) and Supervisory Board (raad van commissarissen). Prior to the consummation of this offering, we intend to amend our Articles of Association and rules of procedure for our Management Board and Supervisory Board. The below summary describes our corporate governance after giving effect to such amendments. Since September 7, 2020, MYT Netherlands has its place of effective management in Germany. It will therefore be a German tax resident. MYT Netherlands has a two-tiered board structure consisting of the Management Board and the Supervisory Board. Our Management Board and Supervisory Board are entirely separate corporate bodies, and, as a rule, no individual will simultaneously be a member of both boards.
Our Management Board is responsible for the day-to-day management of our business in accordance with applicable laws, our Articles of Association and the Management Board’s internal rules of procedure. Our Management Board represents us in our dealings with third parties. In fulfilling their duties, the members of the Management Board must act in the interest of MYT Netherlands and its related business.
The Supervisory Board supervises the Management Board, the Company’s general course of affairs, and its affiliated business. The Supervisory Board is accountable for these matters to the general meeting (algemene vergadering). The Supervisory Board also provides advice to the Management Board. According to the Articles of Association, the Supervisory Board has a binding nomination right with respect to the appointment of members of the Management Board by the general meeting. Furthermore, prior approval of the Supervisory Board is required for certain significant matters that will be resolved upon by the Management Board. These are further set out in the rules of procedure for the Management Board (see below). In the fulfilment of their duty, the members of the Supervisory Board shall act in the interest of MYT Netherlands and its related business.
To ensure that our Supervisory Board can carry out these functions properly, our Management Board shall timely provide the Supervisory Board with the information necessary for the performance of the Supervisory Board’s duties. The Management Board is required to keep the Supervisory Board informed and to consult with the Supervisory Board on all important matters.
Supervisory Board
The Articles of Association and the rules of procedure for the Supervisory Board provide that the Supervisory Board must consist of a minimum of three members. The exact number of members of the Supervisory Board shall be determined by the Supervisory Board with due observance of the minimum set out in the Articles of Association. In accordance with Dutch law only natural persons may be appointed as members of the Supervisory Board. Our Supervisory Board currently consists of seven members.

So long as MYT Holding directly or indirectly owns 25% or more of the issued and outstanding share capital of MYT Netherlands, members of the Supervisory Board will be appointed for a maximum period of four years, provided that, unless a member of the Supervisory Board resigns, dies or is removed earlier or upon his or her appointment a term shorter than four years has been determined, his or her appointment period shall expire at the closing of the annual general meeting that will be held in the fourth calendar year after the year of his or her appointment. From and after the date MYT Holding directly or indirectly owns less than 25% of the issued and outstanding share capital of MYT Netherlands, MYT Netherlands will be required to file a declaration confirming such event with the Dutch Trade Register of the Chamber of Commerce and to publish a public announcement confirming such filing. Effective at the time of filing of such declaration, the terms of the members of the Supervisory Board then in office will automatically be reduced to expire at the closing of the next annual general meeting, and thereafter the term of all members of the Supervisory Board will expire each year at the closing of the annual general meeting.
Members of the Supervisory Board may be reappointed once more for another four-year period and then subsequently be reappointed again for a period of two years, which reappointment may be extended by at most two years. In the event of a reappointment after an eight-year period, reasons should be given in the report of the Supervisory Board, as included in the annual report of MYT Netherlands. With any appointment or reappointment, the profile as prepared by the Supervisory Board should be observed. The Supervisory Board will prepare a rotation schedule for the members of the Supervisory Board.
The general meeting appoints the members of the Supervisory Board. When a proposal for the appointment of a person as a member of the Supervisory Board is made, the following information must be stated: the age, the profession, the aggregate nominal value of the underlying shares held by such person and the positions held or previously held by such person, insofar as these are relevant for the performance of the duties of a supervisory director. Furthermore, the names of any legal entities of which the proposed person already is a supervisory director or non-executive director must be indicated. If those include legal entities that belong to the same group, a reference to that group is sufficient. The proposal must furthermore state the reasons on which such proposal is based.
A resolution of the general meeting to appoint a member of the Supervisory Board requires a simple majority. Members of our Supervisory Board may be dismissed at any time during their term of office by a resolution of the general meeting with a simple majority of the votes cast. In addition, any member of our Supervisory Board may resign at any time by giving written notice of his or her resignation to the Company. The resignation or dismissal does not require cause.
Our Supervisory Board elects a chairperson and a vice-chairperson from its members. The vice-chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. Mr. Kaplan is currently serving as chairperson of the Supervisory Board on an interim basis and a vice-chairperson position is currently open. The members of our Supervisory Board will elect a chairperson and a vice-chairperson shortly after the completion of this offering to serve in such capacities the term of their respective membership on our Supervisory Board.
According to Articles of Association, the Supervisory Board meets as often as its chairperson or at least two members of the Supervisory Board or the Management Board deem necessary. Our Articles of Association provide that a quorum of the Supervisory Board members is present if at least half of its members entitled to vote are present or represented during such meeting.
Resolutions of our Supervisory Board are passed by a simple majority of the votes cast unless otherwise required by law, our Articles of Association or the rules of procedure of our Supervisory Board. In the event of a tie vote, the proposal is rejected.
The Supervisory Board may also adopt written resolutions outside of a meeting, provided the proposal concerned is submitted to all members of the Supervisory Board and all members of the Supervisory Board entitled to vote have agreed with this method of decision-making and have expressed themselves regarding the proposal concerning in writing.
The Supervisory Board is authorized to make certain resolutions by the Management Board subject to its prior written consent. In addition to our Articles of Association, the Supervisory Board has determined that certain matters will require its prior written consent as set forth in the rules of procedure of the Management

Board subject to such thresholds as the Supervisory Board may set by resolution from time to time (unless approved in the business plan or annual budget of the company for the relevant year or if it is part of the ordinary course of business of MYT Netherlands), including, among other matters:
•
entering into new lines of business or discontinuing existing lines of business;

•
entering into certain large transactions;

•
offering and issuing shares and other securities of MYT Netherlands;

•
participations, permanent establishments or joint ventures;

•
incurring or guaranteeing certain indebtedness;

•
hiring, dismissal or modification of employment agreements of executive employees, if the annual gross salary exceeds a certain amount;

•
the approval of our budget, including our investment budget, personnel budget as well as our related financing plan;

•
any related party transactions;

•
the commissioning of external consultants for which the consideration payable to the consultant exceeds such threshold as the Supervisory Board may set by resolution from time to time;

•
concluding or amending certain land leases or rental agreements;

•
concluding, terminating or amending agreements concerning financial derivative transactions;

•
creating, terminating or amending employee incentive compensation programs and equity-based compensation plans; and

•
acquiring treasury shares in return for valuable consideration.

The Supervisory Board may designate further types of actions requiring its approval. The Supervisory Board may decide by resolution from time to time that certain actions referred to above will only require its approval if the monetary amount involved exceeds a certain value that has been determined by the Supervisory Board and reported to the Management Board in writing.
Supervisory Board Committees
As set forth in their respective charters included in the rules of procedure of the Supervisory Board, the Supervisory Board has established an Audit Committee and a Nominating, Governance and Compensation Committee. Set forth in the table below are the current members of each committee.
Name of Committee	Current Members
Audit Committee	Marjorie Lao Dennis Gies Cesare J. Ruggiero Sascha Zahnd Susan Gail Saideman
Nominating, Governance and Compensation Committee	Dennis Gies Cesare J. Ruggiero Michaela Tod David B. Kaplan
Audit Committee
The Audit Committee will be comprised of five persons, one of whom will be the chair of the Audit Committee. The Audit Committee undertakes preparatory work for the Supervisory Board’s decision making regarding the supervision of the integrity and quality of financial reporting and the effectiveness of the internal risk management and control systems of MYT Netherlands. As set forth in the Audit Committee charter included in the rules of procedure of the Supervisory Board, the Audit Committee’s duties and responsibilities to carry out its purpose, include, among others:
•
monitoring effectiveness of the internal risk management and control systems of MYT Netherlands;

•
monitoring the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as the audit of the financial statements, in particular regarding the selection and independence of the auditor and the additional services to be provided by the auditor;

•
monitoring of the Management Board with regard to: (i) the application of information and communication technology by MYT Netherlands, including risks relating to cyber security and data privacy; and (ii) the tax policy of the Company;

•
making recommendations and proposals to ensure the integrity and quality of the financial reporting process;

•
evaluating the qualification, independence and performance of the external auditor;

•
reviewing and discussing, as appropriate, with the external auditor and the Management Board the annual audit plan, including critical accounting policies and practices to be used;

•
reviewing and discussing, as appropriate, with the external auditor and the Management Board, amongst others, the design and effectiveness of the internal control over financial reporting;

•
preparing the review and discussion with the external auditor and the Management Board the results of the annual audit and the review of the quarterly unaudited financial statements;

•
reviewing and discussing with the external auditor and the Management Board any quarterly or annual earnings announcements;

•
reviewing and approving, as appropriate, any related party transactions and reviewing and monitoring, investigating and addressing potential conflict of interest or other ethical or compliance situations involving any members of the Management Board or any employee of MYT Netherlands or any of its subsidiaries on an ongoing basis for compliance with the Code of Conduct;

•
establishing and maintaining procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters;

•
reviewing and evaluating the performance of the Audit Committee and its members; and

•
preparing the Supervisory Board’s resolution on the consolidated and unconsolidated financial statements. The Audit Committee will meet as often as required for a proper functioning of the Audit Committee, but in any event at least four times a year and additionally whenever one or more members have requested a meeting. The Audit Committee will in any event meet before the publication of the annual results.

We expect that our Supervisory Board will determine that all members of the Audit Committee qualify as “independent directors” as such term is defined in Rule 10A-3 under the Exchange Act and the NYSE Listed Company Manual and that Ms. Lao is considered an “audit committee financial expert” as that term is defined by the SEC and a “financial expert” as that term is defined in the Dutch Corporate Governance Code.
Nominating, Governance and Compensation Committee
Our Nominating, Governance and Compensation Committee will be comprised of not less than three persons, one of whom is expected to be the chairperson of the committee. As set forth in the charter of the Nominating, Governance and Compensation Committee included in the rules of procedure of the Supervisory Board, the committee’s duties and responsibilities to carry out its purpose include, among others:
•
making proposals for appointment and reappointment of suitable Management Board and Supervisory Board candidates to be presented to the general meeting;

•
developing, recommending to the Supervisory Board and monitoring compliance with corporate governance policies;

•
if delegated to it, overseeing the evaluation of the Supervisory Board and reporting on its performance and effectiveness;

•
reviewing and evaluating the performance of the Nominating, Governance and Compensation Committee and its members;

•
considering all aspects of compensation and employment terms for the Management Board, making recommendations to and preparing decisions of the Supervisory Board, discussing the terms of new service agreements for the members of the Management Board and amendments to existing agreements, including compensation guidelines, incentive programs, strategy and framework;

•
commissioning, when appropriate, an independent review of the compensation guidelines and the compensation packages paid to the members of the Management Board, to ensure that the guidelines reflect the best practices and that the packages remain competitive and in line with market practice;

•
presenting an evaluation of the Management Board’s performance and making a recommendation to the Supervisory Board regarding the employment terms and compensation of the Management Board;

•
assisting the Supervisory Board in the oversight of regulatory compliance with respect to compensation matters, including monitoring our system for compliance with the relevant provisions of the Dutch Corporate Governance Code and the listing rules of any relevant security exchange upon which ADSs are listed concerning the disclosure of information about compensation for the Management Board and other senior executives;

•
reviewing and recommending any severance or similar termination payments proposed to be made to any current or former member of the Management Board; and

•
making recommendations to the Supervisory Board with respect to the incentive compensation plans and equity-based compensation plans of MYT Netherlands and discussing and determining amendments to existing plans or the establishment of new management and employee compensation plans.

As permitted by the listing requirements of the NYSE, we intend to opt out of the requirement that the Nominating, Governance and Compensation Committee consist entirely of independent members.
Conflict of Interest
Similar to the rules that apply to a member of the Management Board as described below, Dutch law also provides that a member of the Supervisory Board of a Dutch private company with limited liability, such as MYT Netherlands, may not participate in deliberating or decision-making within the Supervisory Board if he or she has a direct or indirect personal interest conflicting with the interests of the relevant company and the business connected with it. Pursuant to the rules of procedure for the Supervisory Board, a member of the Supervisory Board that has an actual or potential conflict of interest with respect to a proposed Supervisory Board resolution should immediately report this to the chairperson of the Supervisory Board. If the chairperson of the Supervisory Board has an actual or potential conflict of interest with respect to a proposed Supervisory Board resolution, he or she should immediately report this to the other members of the Supervisory Board. If all supervisory directors have a conflict of interest, such resolution may be adopted by the Supervisory Board, irrespective of the conflict of interest. As a general rule, agreements and transactions entered into by a company based on a decision of its supervisory board that are adopted with the participation of a member of the supervisory board who had an actual or potential conflict of interest with respect to the matter cannot be annulled. However, under certain circumstances, a company may annul such an agreement or transaction if the counterparty misused the relevant conflict of interest.
Remuneration of Supervisory Board Members
Our sole shareholder, MYT Holding, has approved a board remuneration policy that applies for purposes of establishing the remuneration of our Supervisory Board, as well as the Management Board.
Pursuant to our remuneration policy, each member of the Supervisory Board will receive fixed remuneration in the amount of €60,000 per year, except the chairperson of the Supervisory Board who will receive €90,000 per year. In addition to their annual fixed remuneration, the chairperson of the audit committee will receive an annual fee of €25,000, the chairperson of the nominating, governance and compensation committee will receive an annual fee of €15,000, and each member of the audit committee and the nominating, governance and compensation committee will receive an annual fee of €10,000.
Each member of the Supervisory Board is also entitled to receive an annual award of equity or equity-based compensation pursuant to our remuneration policy. MYT Holding has also approved an initial annual equity award of restricted shares having a grant date fair value of $100,000 to each member of the Supervisory Board, which is scheduled to vest in full on December 31, 2021, subject to the member’s continued service through such date.
All members of the Supervisory Board will be entitled to reimbursement for their reasonable and documented expenses.
We will not pay fees for attendance at Supervisory Board meetings.
A member of the Supervisory Board who serves for only a portion of a given fiscal year or who holds the position of chairman or vice chairman of the Supervisory Board or of chairman of the Audit Committee for only a portion of a given fiscal year shall only be remunerated pro rata. Mr. Kaplan will not be receiving any additional remuneration for his service as chairperson of the Supervisory Board on an interim basis.
In case any remuneration or reimbursement of expenses subject to value added tax, such amount shall be paid additionally by the Company.
In the year ended June 30, 2020, the members of our Supervisory Board received no remuneration and we have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our Supervisory Board members.
Management Board and Senior Management
Pursuant to our Articles of Association, our Management Board consists of one or more members. Our Supervisory Board determines the exact number of members of our Management Board. Michael Kliger has been appointed chairman of the Management Board.
The members of our Management Board are appointed by our general meeting upon nomination by our Supervisory Board for a period of four years, provided that unless a member of the Management Board retires sooner or upon his or her appointment a term shorter than four years has been determined, his or her term shall expire as of the moment of the closing of the annual general meeting to be held in the fourth calendar year following the year of his or her appointment. A member of our Management Board may be re-appointed with due observance of the previous sentence.
The members of our Management Board conduct the daily business of our company in accordance with applicable laws, our Articles of Association and the rules of procedure for the Management Board adopted by the Supervisory Board. The Management Board’s responsibilities include, among other things, setting the management agenda, developing a view on long-term value creation by the Company, enhancing the performance of the Company, developing a strategy, identifying, analyzing and managing the risks associated with the strategy and activities and establishing and implementing internal procedures, which safeguard that all relevant information is known to the Management Board and the Supervisory Board in a timely manner. The Management Board may perform all acts necessary or useful for achieving the Company’s corporate purposes, except for those expressly attributed to the general meeting or the Supervisory Board as a matter of Dutch law or pursuant to our Articles of Association.
The rules of procedure for our Management Board will provide that certain matters require a resolution of the Management Board. In particular, the Management Board shall decide on, among others:
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the strategic approach of the Company, the intended business policy and other fundamental issues of the business planning;

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the budget plan for the following year, which is to be presented by the Management Board to the Supervisory Board by the end of the preceding year;

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reporting to the Supervisory Board;

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all measures and transactions that require the Supervisory Board’s approval;

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all measures relating to a business area that is of extraordinary importance to the us or involving an extraordinary economic risk;

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taking on new lines of business or discontinuing existing lines of business;

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investments with a total value above a threshold set by the Supervisory Board from time to time;

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acquisitions or sales of interests or holdings;

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our initial public offering;

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conclusion of new contractual obligations with third parties irrespective of whether these are included in the business plan of the Company;

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transactions which are not included in the business plan and which in the individual case exceed a threshold set by the Supervisory Board from time to time;

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the issuance of the compliance statement in accordance with the Dutch Corporate Governance Code;

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the preparation of the consolidated and unconsolidated financial statements (including the management report) as well as comparable reports issued by the company voluntarily or based upon applicable capital market rules;

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convening a general meeting and the Management Board’s proposals for resolutions to be dealt with and voted on therein; and

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matters for which any member of the Management Board has requested a resolution by the Management Board.

Conflict of Interest
Dutch law provides that a member of the Management Board of a Dutch private company with limited liability, such as MYT Netherlands, may not participate in the deliberation or decision-making of a relevant Management Board resolution if he or she has a direct or indirect personal interest conflicting with the interests of the relevant company and the business connected with it.
Each member of the Management Board shall immediately report any actual or potential personal conflict of interest concerning a member of the Management Board to the chairperson of the Supervisory Board and to the other members of the Management Board, and shall provide all information relevant to the conflict to such persons. The Supervisory Board must determine whether a reported actual or potential conflict of interest qualifies as a conflict of interest under Dutch law and/or the Articles of Association, in which case the conflicted member of the Management Board shall not be permitted to participate in the decision making and deliberation process on a subject or transaction in relation to which such member of the Management Board has a conflict of interest.
If as a consequence of one or more Managing Directors having a conflict of interest no resolution can be adopted by the Management Board, a resolution may be adopted by the Supervisory Board. In addition, if a member of the Management Board does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification (vernietigbaar) and the member of the Management Board concerned may be held liable towards the Company. As a general rule, the existence of an actual or potential conflict of interest does not affect the authority of a member of the Management Board to represent the company. Furthermore, agreements and transactions entered into by a company based on a decision of its management board that is adopted with the participation of a member of the management board who had a conflict of interest with respect to the matter cannot be annulled. However, under certain circumstances, a company may nullify such agreement or transaction if the counterparty misused the relevant conflict of interest.
Remuneration of the Members of Our Management Board
Historical Compensation of Management Board Members.   During fiscal 2020, the aggregate compensation of members of the Management Board was €1.3 million for fixed and short term compensation and employee benefits and €70 thousand for share-based compensation.

Service Agreements with Management Board Members.   We intend to enter into new service agreements with all current members of our Management Board. These agreements will generally become effective on or shortly after pricing of this offering and will replace any existing service agreements. We believe that the new service agreements between us and the members of our Management Board provide for payments and benefits that are in line with customary market practice.
Each of the new service agreements has an indefinite term, subject to earlier termination by either party with six months’ advance notice in writing to the other party at the end of any calendar month during which period the Management Board member may be placed on garden leave until the time of actual termination of service. The compensation provided to the Management Board member pursuant to these agreements has three primary elements: (i) base compensation, (ii) variable compensation, in the form of an annual bonus (“STI”) that may be earned based on the achievement of certain objectives mutually agreed between us and the Management Board member, and (iii) long term incentive compensation, in the form of equity or equity-based awards in respect of our ordinary shares or, following this offering, ADSs (“LTI”), that may be granted to the Management Board member as determined in the discretion of the Supervisory Board and subject to the terms of our remuneration policy, as in effect from time to time. In addition, the Management Board member is entitled to participate in employee benefit programs, including health insurance, disability benefits and annual vacation entitlement pursuant to the service agreement. The service agreement provides for a non-competition covenant that applies during the twenty-four month period following a termination of the Management Board member’s service in consideration for the continued payment of the Management Board member’s monthly base compensation during such period. In addition, the service agreement includes a perpetual confidentiality covenant and invention assignment covenant.
Base Compensation.   Pursuant to our remuneration policy, the Supervisory Board will determine each Management Board member’s annual base compensation for his or her full term of appointment as a Management Board member, provided, that the Supervisory Board will, on an annual basis, review each Management Board member’s base compensation for adjustment in the Supervisory Board’s sole discretion. The Supervisory Board is under no obligation to increase any Management Board member’s annual base compensation year over year.
STI.   The annual STI is a cash incentive award provided to Management Board members that is intended to reward performance based on the achievement of annual short-term objectives that are consistent with our long-term strategic objectives and economic value creation for our shareholders and other stakeholders. Pursuant to our remuneration policy, each year, the members of the Management Board will be eligible to earn an STI award based on the achievement of specific targets established annually by the Supervisory Board no later than 60 days after the beginning of the financial year to which the STI award relates. The STI award for a given financial year will be paid in the following financial year, after our adopted annual accounts for the relevant financial year have been filed with the competent authorities. Individual and collective targets qualify as commercially sensitive information and, as such, we do not disclose these targets except as may be required under applicable law or the rules and regulations of the relevant listing exchange. The Supervisory Board has the authority to adjust any STI award payout if changed circumstances have arisen during the performance period, such as a change in economic and business conditions, a significant acquisition or disposition or a change in business strategy.
Effective for the financial year following the completion of this offering, we anticipate that the annual STI award will have three performance goals: (i) a revenue goal, (ii) an EBITDA goal, and (iii) individual strategic goals, each of which will be weighted in such amounts as determined by the Supervisory Board. The Supervisory Board may also adopt new or different performance goals at the beginning of the financial year. The revenue and the EBITDA goals will be set by the Supervisory Board at the beginning of such financial year based on the approved budget for such financial year, and the individual strategic goals will be agreed upon between the Supervisory Board and each individual Management Board member at the beginning of the financial year.
LTI.   The LTI is an award of equity or equity-based compensation that is intended to encourage long-term economic and shareholder value creation, align the interests of the Management Board with those of the shareholders and ensure retention of the members of the Management Board. The LTI will consist of an award of to acquire ordinary shares or, following this offering, ADSs, which may take the form of share options, restricted shares, restricted share units or other share-based or cash-based awards, that will be subject to the terms and conditions of the MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan, as in effect from time to time (the “2020 Plan”), and an award agreement to be entered into between the Company and the Management Board member. The number, terms and frequency of LTI awards granted to members of the Management Board will be determined by the Supervisory Board after taking into account market levels and company-specific circumstances.
Effective for the financial year following the completion of this offering, we anticipate that the LTI will consist of a combination of performance-vesting equity awards and time-vesting equity awards, in each case, which represents the right to acquire ADSs following satisfaction of the applicable vesting criteria, for members of the Management Board and the senior management group.
Annual LTI grants of performance-vesting equity awards and time-vesting equity awards will be made to each member of the Management Board in such amount, including the weighting of such amount, and subject to such other terms and conditions as determined by the Supervisory Board in accordance with the terms of our remuneration policy, as in effect from time to time. Following the successful completion of this offering, the initial grant of the LTI awards will be made to members of the Management Board upon.
The performance-vesting equity awards will be in the form of restricted share units (which are referred to as “LTI Performance Shares”). Subject to achievement of the applicable performance goals and the recipient’s continued employment, the LTIP Performance Shares award will be paid out in the form of ADSs at the end of the applicable performance period.
The time-vesting equity awards may be in the form of restricted share units or share options that will generally vest annually over a three or four year period from the date of grant, subject to continued employment through each vesting date.
We anticipate that other employees who do not participate in the LTI award program may receive grants of time-vesting equity awards from time to time in the form of restricted share units that generally vest annually over three years.
Compensation with Respect to the Offering
We intend to grant a one-time award package in connection with the successful completion of this offering in the form of a pool of cash and equity awards to be awarded to the members of the Management Board and certain members of the senior management, with individual amounts and allocations of awards to be subsequently determined and granted upon the pricing of this offering. This package is intended as a reward for the successful growth of our business until this offering, the additional work rendered for the preparation of this offering and as a replacement of certain cash payments that could otherwise become payable pursuant to awards previously granted under certain bonus schemes. This package consists of a cash bonus, if applicable, an award of phantom shares convertible into ADSs, subject to satisfaction of a waiting period (the “Restoration Grant” which is primarily intended to reward members for their work through the offering), and an award of options to acquire ADSs, subject to vesting (the “Alignment Grant” which is primarily intended to further incentivize members after the consummation of the offering while aligning their interests with those of our shareholders), accompanied by a waiver agreement with respect to certain cash payments that could otherwise become payable under certain bonus schemes to be entered into with each member as applicable.
Cash Bonuses.    As a reward for work rendered until this offering, we intend to grant certain members of the Management Board and senior management a cash bonus, with individual amounts and recipients to be subsequently determined, if this offering is completed at any time prior to December 31, 2021 and the recipient remains employed in good standing through the date of completion of the offering.
Restoration Grant.   We intend to make Restoration Grants to the members of the Management Board and, contingent upon the occurrence of this offering, to certain members of our senior management as a reward for the value creation through their work until this offering. The Restoration Grant will consist of an award of fully vested phantom shares, each of which represents the right to receive ordinary shares (or, following the completion of this offering, ADSs) or, if otherwise determined in the sole discretion of the Supervisory Board or a committee thereof, cash, following conversion of the phantom shares, as elected by the member at any time following the date on which the phantom shares become convertible, pursuant to the following schedule: (i) 25% of the total number of phantom shares will become convertible at any time on or after the second anniversary of the grant date, and (ii) the remaining 75% of the total number of phantom shares will become convertible to the extent and in the same proportion as MYT Holding sells or otherwise disposes of its holdings of our ordinary shares, in a transaction or a series of transactions, at any time following the grant date; provided, that, in the event of a change in control of the Company, all phantom shares, to the extent not previously converted, will become convertible as of the date of such change in control. Notwithstanding the foregoing, any phantom shares, to the extent not previously converted, will become fully convertible on the fourth anniversary of the grant date. The member may elect to convert any phantom shares into ordinary shares or ADSs, as applicable, at any time prior to the date on which the applicable waiting period schedule expires (i.e., early conversion) if the member enters into a shareholders agreement, which contains, among other terms, a transfer restriction that will result in the same waiting period schedule applying to such ordinary shares or ADSs, as applicable, as if no early conversion had occurred. In addition, the Restoration Grants are expected to be awarded upon the pricing of this offering and will be subject to an adjustment upon completion of this offering so that immediately after the completion of the offering, the Restoration Grant then-held by the member will represent the same aggregate ownership percentage of the outstanding share capital of the Company as in effect immediately prior to the completion of the offering. The pay-out of the Restoration Grant is directly linked to the value of our ADSs.
Alignment Grant.   We intend to make Alignment Grants will be awarded to the members of the Management Board and, contingent upon the occurrence of this offering, to certain members of our senior management, as a reward for work rendered until this offering and to further incentivize the members after the consummation of the offering, while aligning their interests with those of our shareholders. The Alignment Grant will likely consist of an option to acquire, following this offering, ADSs in three tranches, each with an exercise price per share that corresponds to certain valuations of the outstanding share capital of the Company, that will vest and become exercisable with respect to each tranche in equal annual installments over four years from the date of grant, subject to the member’s continued employment through each vesting date. Notwithstanding the foregoing, if a member of the Management Board incurs a termination of employment by us without cause other than as a result of death or disability, any then-unvested portion of the Alignment Grant that is scheduled to vest within twelve (12) months following the date on which the member is notified in writing of such termination will remain outstanding and continue to vest on the next following vesting date, as applicable, as if the member had remained employed through such vesting date. In addition, the Alignment Grants are expected to be awarded upon the pricing of this offering and will be subject to an adjustment upon completion of this offering so that immediately after the completion of the offering, the Alignment Grant then-held by the member will represent the same aggregate ownership percentage of the outstanding share capital of the Company as in effect immediately prior to the offering, with corresponding adjustments made to the exercise price per share of each tranche of the option.
Waiver Agreement.   Certain members of the Management Board and senior management participate in the mytheresa.com GmbH Management Compensation Plan, as amended (the “Management Compensation Plan”), and the mytheresa.com GmbH Transaction Bonus Plan (the “Transaction Bonus Plan”). Pursuant to the Management Compensation Plan, certain members were granted awards, each expressed as a percentage of the applicable member’s base salary, that entitle the member to two cash bonus payments: (i) the first payment being conditioned upon the achievement of specified performance goals through June 30, 2021, which have been deemed to be achieved, and continued employment through June 30, 2021 (the “first payment”) and (ii) the second payment being conditioned upon the achievement of specified performance goals through June 30, 2023, and continued employment through June 30, 2023 (the “second payment”), in each case, with limited exceptions for payment upon an involuntary termination of employment. Pursuant to the Transaction Bonus Plan, certain members were granted awards that entitle them to a cash bonus payment upon a sale of the majority of our and our subsidiaries’ equity securities or assets by our majority shareholders to an unrelated party. The amount of the payment under the Transaction Bonus Plan is expressed as a percentage of a bonus pool, which is generally determined based on the proceeds received in connection with the sale event, and is subject to the member’s continued employment through the date of the sale event (or with respect to amounts payable after the sale event, the date the relevant proceeds are released to shareholders), with limited exceptions for payment upon an involuntary termination of employment.
Each member who participates in the Management Compensation Plan and/or Transaction Bonus Plan are expected to enter into a waiver agreement with us, pursuant to which such member shall waive any and all right to the second payment under the Management Compensation Plan and any and all right to any payment under the Transaction Bonus Plan, respectively, in consideration for the member’s right to receive the Restoration Grant and the Alignment Grant, as applicable, with such waiver agreement to become effective upon the pricing of this offering. Any member who executes the waiver agreement and participates in the Management Compensation Plan will retain the right to receive the first payment thereunder subject to the terms and conditions of the Management Compensation Plan. Subject to each participant’s execution of a waiver agreement, the Transaction Bonus Plan will be terminated and of no further force or effect.
Compensation of Senior Management
We have entered into service agreements with all current members of our senior management. These agreements generally provide for a base salary and an annual bonus. In addition to these fixed and variable elements of compensation, the top level of senior management will also be eligible to participate in the LTI performance share plan following the completion of this offering.
In connection with this offering, certain members of senior management will receive a cash bonus if this offering is completed any time prior to December 31, 2021 (subject to continued employment in good standing through the date of completion of the offering) and/or a Restoration Grant and/or an Alignment Grant (depending on how long they have been with our group), and, if the member participates in the Management Compensation Plan or the Transaction Bonus Plan, may be required to enter into a waiver agreement in consideration for the right to receive the Restoration Grant and the Alignment Grant, as applicable, each as further described in the section entitled “Compensation with respect to the Offering” above.
In addition, we intend to provide cash bonuses to certain other employees in recognition of their efforts and as an additional incentive if this offering is completed at any time prior to December 31, 2021 and the recipient remains employed in good standing through the one-year anniversary of the date of the offering. The aggregate value of any such cash bonuses awarded will offset the pool of Restoration Grants previously approved by the Supervisory Board.
Mytheresa.com GmbH Transaction Bonus Plan
We maintain the Transaction Bonus Plan, pursuant to which certain of our employees or service providers were granted awards that entitle them to a cash bonus payment upon a sale of the majority of our and our subsidiaries’ equity securities or assets by our majority shareholders to an unrelated party. The amount of the payment under the Transaction Bonus Plan is expressed as a percentage of a bonus pool, which is generally determined based on the proceeds received in connection with the sale event, and is subject to the member’s continued employment through the date of the sale event (or with respect to amounts payable after the sale event, the date the relevant proceeds are released to shareholders), with limited exceptions for payment upon an involuntary termination of employment.
We intend to terminate the Transaction Bonus Plan in connection with this offering so that no amounts will become payable to any participants under the Transaction Bonus Plan following the completion of this offering. Certain participants in the Transaction Bonus Plan have agreed to enter into a waiver agreement pursuant to which the participant shall waive any and all right to any payment under the Transaction Bonus Plan in consideration for the participant’s right to receive the Restoration Grant and the Alignment Grant, as applicable, with such waiver agreement to become effective upon the pricing of this offering. Subject to each participant’s execution of a waiver agreement, the Transaction Bonus Plan will be terminated and of no further force or effect.
Mytheresa.com GmbH Management Compensation Plan
We maintain the Management Compensation Plan, pursuant to which certain of our employees were granted awards, each expressed as a percentage of the applicable employee’s base salary, that entitle them to two cash bonus payments: (i) the first payment being conditioned upon the achievement of specified performance goals through June 30, 2021, which have been deemed to be achieved, and continued employment through June 30, 2021 (the “first payment”) and (ii) the second payment being conditioned upon the achievement of specified performance goals through June 30, 2023, and continued employment through June 30, 2023 (the “second payment”), in each case, with limited exceptions for payment upon an involuntary termination of employment.

Certain participants in the Management Compensation Plan have agreed to enter into a waiver agreement pursuant to which the participant shall waive any and all right to the second payment under the Management Compensation Plan in consideration for the member’s right to receive the Restoration Grant and the Alignment Grant, as applicable, with such waiver agreement to become effective upon the pricing of this offering. Any participant who executes the waiver agreement will retain the right to receive the first payment under the Management Compensation Plan subject to the terms and conditions thereof.
Equity-Based Remuneration of MYT Netherlands
Certain members of our Management Board will participate in an equity-based remuneration plan maintained by MYT Netherlands pursuant to which such members of our Management Board will hold share options in respect of MYT Netherlands shares and restricted shares of MYT Netherlands. Neither MGG nor its subsidiaries is party to these arrangements; however, we will record the associated compensation expense within our consolidated financial statements.
MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan
We intend to adopt the 2020 Plan, under which we expect to grant equity or cash- and/or equity-based awards in order to attract, motivate and retain employees and other service providers, align the interests of such persons with our shareholders, and promote ownership of our equity or pay incentive compensation, including incentive compensation measured by reference to the value of our equity. The 2020 Plan will contain the features described below.
Share Reserve
The number of our ordinary shares initially available for issuance under our 2020 Plan will likely be equal to 13.75% of the outstanding share capital of the Company on the date of completion of this offering, which may be shares that are unissued or shares that were repurchased by the Company, including treasury shares or shares purchased in the open market, or, following the completion of this offering, ADSs. Shares subject to an award under the 2020 Plan that expires, is forfeited or is settled in cash, and shares tendered or withheld in payment of an exercise price or to satisfy any tax-related items required to be withheld, will become available for future awards under the 2020 Plan. Ordinary shares subject to awards that are assumed, converted or substituted under the 2020 Plan as a result of our acquisition of another company will not count against the number of shares that may be granted under the 2020 Plan subject to securities exchange requirements.
Administration
The 2020 Plan will be administered by the Nominating, Governance and Compensation Committee of the Supervisory Board or such other committee of the Supervisory Board as the Supervisory Board may from time to time designate, which committee shall be composed of not less than two members of the Supervisory Board (collectively, the administrator). Subject to the terms of the 2020 Plan, the administrator will determine which employees, consultants and non-employee directors will receive awards under the 2020 Plan, the dates of grant, the number and types of awards to be granted, the exercise or purchase price of each award, and the terms and conditions of the awards, including the period of their exercisability and vesting and the fair market value applicable to a share award. The following actions generally require approval at our general meeting: (i) reducing the exercise price of share options issued and outstanding, (ii) amending or cancelling a share option when the exercise price exceeds the fair market value of one ordinary share in exchange for a grant of a substitute award or repurchase for cash or other consideration, except in connection with certain corporate events, and (iii) any other action that would be treated as a repricing under applicable securities exchange rules.
In addition, the administrator has the authority to determine whether any award may be settled in cash, ordinary shares, ADSs, other securities or other awards or property. The administrator has the authority to interpret the 2020 Plan and may adopt any administrative rules, regulations, procedures and guidelines governing the 2020 Plan or any awards granted under the 2020 Plan as it deems appropriate. The administrator may also delegate any of its powers, responsibilities or duties to any person who is not a member of the administrator or any administrative group within the company. The full Supervisory Board may also grant awards under or administer the 2020 Plan.

Eligibility; Limits on Compensation to Directors
Employees, consultants and directors will be eligible to participate in our 2020 Plan. The amount, terms and other conditions of awards granted to any Management Board member or Supervisory Board member shall be subject to the limitations and requirements set forth in our remuneration policy, as in effect from time to time, applicable to Management Board members and Supervisory Board members.
Our general meeting has the authority to grant awards pursuant to the terms of the 2020 Plan to Supervisory Board members. The Supervisory Board members may submit a proposal for their awards to the our general meeting. Notwithstanding any provisions contained in the 2020 Plan to the contrary, only our general meeting may amend any outstanding award agreement with any of the Supervisory Board members in any respect.
Types of Awards
The 2020 Plan provides for the grant of share options, restricted shares, restricted share units (RSUs) and other equity-based, equity-related or cash-based awards (including phantom shares and performance-based awards).
All of the awards described above are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the administrator, in its sole discretion, subject to certain limitations provided in the 2020 Plan. The administrator may condition the vesting of or the lapsing of any applicable vesting restrictions or conditions on awards upon the attainment of performance goals, continuation of service, or any other term or conditions. The vesting conditions placed on any award need not be the same with respect to each grantee and the administrator will have the sole discretion to amend any outstanding award to accelerate or waive any or all restrictions, vesting provisions or conditions set forth in an award agreement.
Each award granted under the 2020 Plan will be evidenced by an award agreement, which will govern that award’s terms and conditions. In the case of any conflict or potential inconsistency between the 2020 Plan and a provision of any award or award agreement with respect to an award, the 2020 Plan will govern.
Share Options
An award of a share option gives a grantee the right to purchase a certain number of our ordinary shares (or, following the completion of this offering, ADSs) during a specified term in the future, after a vesting period, at an exercise price equal to at least 100% of the fair market value of the underlying shares on the grant date, unless otherwise approved by the administrator and set forth in an award agreement. The term of a share option may not exceed 10 years from the date of grant. The exercise price of any share option may be paid using cash, check or certified bank check, our ordinary shares (or, following the completion of this offering, ADSs), a net exercise of the share option, other form of consideration approved by the administrator and permitted by applicable law, or any combination of the foregoing.
Restricted Shares
A restricted share award is an award of outstanding ordinary shares (or, following the completion of this offering, ADSs) that does not vest until a specified period of time has elapsed or other vesting conditions have been satisfied, as determined by the administrator, and which will be forfeited if the conditions to vesting are not met. The administrator will issue a certificate in respect of the restricted shares, unless the administrator elects to use another system, such as book entries by the transfer agent, as evidencing ownership of such shares. During the period that any restrictions apply, the transfer of share awards is generally prohibited. Grantees have full voting rights with respect to their restricted shares. Unless the administrator determines otherwise, all ordinary cash dividend payments or other ordinary distributions paid upon a restricted share award will be retained by the Company and will be paid to the relevant grantee (without interest) when the award of restricted shares vests and will revert back to the Company if for any reason the restricted share upon which such dividends or other distributions were paid reverts back to the Company.
Restricted Share Units
An RSU is an award representing the right to receive, on the applicable delivery or payment date, one ordinary share (or, following the completion of this offering, one ADS) for each granted unit, cash or other securities or property equal in value to such share (or ADS) or a combination thereof that does not vest until a specified period of time has elapsed or other vesting conditions, including performance-based vesting conditions, have been satisfied, as determined by the administrator, and which will be forfeited if the conditions to vesting are not met. During the period that any restrictions apply, the transfer of RSUs is generally prohibited.
Performance-Based and Other Share-Based or Cash-Based Awards
Under the 2020 Plan, the administrator may grant other types of equity-based, equity-related or cash-based awards, including awards subject to performance-based criteria, subject to such terms and conditions that the administrator may determine. Such awards may include the grant or offer for sale of unrestricted shares, performance share awards, performance units settled in cash and phantom shares.
Adjustments
In connection with a recapitalization, share split, reverse share split, share dividend, spinoff, split up, combination, reclassification or exchange of shares, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares, including any extraordinary dividend or extraordinary distribution, the administrator will make adjustments in a proportionate manner and as it deems appropriate and equitable to (i) the maximum number of shares reserved for issuance under the 2020 Plan, (ii) the number and kind of shares covered by outstanding grants, (iii) the kind of shares that may be issued under the 2020 Plan, and (iv) the terms of any outstanding awards, including exercise or strike price, if applicable.
Amendment; Termination
The Supervisory Board may amend or terminate the 2020 Plan at any time, provided, that no such amendment may materially adversely impair the rights of an award without the grantee’s consent. Our general meeting must approve any amendment to the extent required to comply with applicable laws or applicable securities exchange requirements. Unless terminated sooner by the Supervisory Board or extended with approval of our general meeting, the 2020 Plan will terminate on the day immediately preceding the tenth anniversary of the date on which our general meeting the 2020 Plan is approved, but any outstanding award will remain in effect until the underlying shares are delivered or the award lapses.
Change in Control
In the event of a change in control (as defined in the 2020 Plan), the administrator may (i) settle awards for an amount, as determined in the sole discretion of the administrator, of cash or securities (in the case of share options that are settled in cash, the amount paid will be equal to the in-the-money spread value, if any, of such awards), (ii) provide for the assumption of or the issuance of substitute awards, (iii) modify the terms of awards to add events or conditions upon which the vesting of such awards will accelerate, (iv) deem any performance conditions satisfied at target, maximum or actual performance through closing or provide for the performance conditions to continue (as is or as adjusted by the administrator) after closing or (v) provide that for a period of at least 20 days prior to the change in control, share options that would not otherwise become exercisable prior to a change in control will be exercisable as to all ordinary shares, as the case may be, subject thereto and that any share options not exercised prior to the consummation of the change in control will terminate and be of no further force or effect as of the consummation of the change in control.
Clawback Policy
Awards under the 2020 Plan will be subject to any clawback or recapture policy that we may adopt from time to time in order to comply with applicable law and securities exchange listing standards, and, in accordance with such policy, may be subject to the requirement that the awards, or any proceeds therefrom, be repaid to us after they have been distributed to the grantee, subject to applicable law.
Dutch Corporate Governance Code
The Dutch Corporate Governance Code contains principles and best practice provisions that regulate relations between the Management Board, the Supervisory Board and the general meeting. The Dutch Corporate

Governance Code is divided into five sections which address amongst others the following topics: (i) long term value creation, (ii) effective management and supervision, including matters such as the composition of the Management Board, selection of Management Board members and director qualification standards, director responsibilities, Management Board committees and term of appointment, (iii) remuneration of the members of the Management Board and Supervisory Board, (iv) the shareholders and the general meeting, and (v) the audit of the financial reporting and the position of the internal audit function and the external auditor.
Dutch companies whose shares are listed on a government-recognized stock exchange, such as the NYSE, are required under Dutch law to disclose in their statutory annual reports, filed in the Netherlands whether or not they apply the provisions of the Dutch Corporate Governance Code and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate from such provisions (for example, because of a conflicting NYSE requirement).
The Company acknowledges the importance of good corporate governance. Therefore, the Company intends to comply with the relevant best practice provisions of the Dutch Corporate Governance Code except as may be noted from time to time in the Company’s annual reports including in order to follow market governance practices for companies listed in the United States. The known deviations from the Dutch Corporate Governance Code are summarized below:
Best practice provision 2.1.7 and 2.1.8 of the Dutch Corporate Governance Code: Independence of Supervisory Board members
Two out of the five Supervisory Board members, being Mr. Ruggiero (CPPIB) and Mr. Gies (Ares) are not considered independent in accordance with the Dutch Corporate Governance Code as they are representatives of CPPIB and Ares being respective shareholders of MYT Holding. Messrs. Ruggiero and Gies are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having these directors on the Supervisory Board would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Supervisory Board.
Best practice provision 2.3.4 of the Dutch Corporate Governance Code: Composition of the Committees
The Nominating, Governance and Compensation Committee consists of four supervisory directors, three of whom are not considered to be independent under the Dutch Corporate Governance Code. Mr. Gies, an affiliate of Ares (one of the shareholders of MYT Holding), is the chairperson of the Nominating, Governance and Compensation Committee. Mr. Ruggiero, an affiliate of CPPIB (one of the shareholders of MYT Holding), is a member of the Nominating, Governance and Compensation Committee. Mr. Kaplan, an affiliate of Ares (one of the shareholders of MYT Holding), is a member of the Nominating, Governance and Compensation Committee. Messrs. Gies, Ruggiero and Kaplan are considered independent for NYSE and SEC purposes. As is customary for companies listed on the NYSE, the Company believes that having both directors on the Nominating, Governance and Compensation Committee would better align their interests with those of the shareholders and provide the benefit of the expertise and historical experience with the Company’s business to the other members of the Nominating, Governance and Compensation Committee.
Best practice provision 2.3.10: Secretary to the Supervisory Board
The Supervisory Board has not yet appointed a secretary to the Supervisory Board but intends to once a qualified individual is identified in the future.
Best practice provision 3.3.2: Remuneration of the Supervisory Board members
As the Company is listed on the NYSE, the Company also follows certain common U.S. governance practices, among others the customary practice of global companies listed on NYSE to remunerate Supervisory Board members partly with share grants. The members of the Supervisory Board will be granted restricted share awards, in the form of ADSs, that will vest in their entirety at the end of calendar year 2021. The restricted share awards are intended to align the interests of the members of the Supervisory Board with those of the public shareholders.

Best practice provision 4.3.3: Cancelling the binding nature of a nomination or dismissal
This best practice provision provides that the general meeting of a company not having a statutory two-tier status (structuurregime) may pass a resolution to cancel the binding nature of a nomination for the appointment of a member of the management board or of the supervisory board and/or a resolution to dismiss a member of the management board or of the supervisory board by a majority of the votes cast. It may be provided that this majority should represent a given proportion of the issued capital, which proportion may not exceed one-third. However, pursuant to the Articles of Association, a qualified majority of at least two-third of the votes cast, representing more than one half of the Company’s share capital, is required to cancel the binding nature of a nomination for the appointment of a member of the Management Board to better align the Company’s governance with the governance practices of companies listed in the U.S. where senior management is appointed by the board of directors, or in this case the Supervisory Board.
Code of Business Conduct and Ethics
We have adopted a Code of Business Conduct & Ethics (“Code of Conduct”), which will cover a broad range of matters, including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and non-discrimination standards.
Differences between Our Corporate Governance Practices and Those Set Forth in the NYSE Listed Company Manual
In general, under Section 303A.11 of the NYSE Listed Company Manual, foreign private issuers such as us are permitted to follow home country corporate governance practices instead of certain provisions of the NYSE Listed Company Manual without having to seek individual exemptions from the NYSE. A foreign private issuer making its initial U.S. listing on the NYSE and following home country corporate governance practices in lieu of the corresponding corporate governance provisions of the NYSE Listed Company Manual must disclose in its registration statement or on its website any significant ways in which its corporate governance practices differ from those followed by U.S. companies under the NYSE Listed Company Manual. In addition, we also may qualify for certain exemptions under the NYSE Listed Company Manual as a foreign private issuer that may affect our corporate governance practices.
The significant differences between the corporate governance practices that we follow and those set forth in the NYSE Listed Company Manual are described below:
•
Section 303A.01 of the NYSE Listed Company Manual requires listed companies to have a majority of independent directors as defined by the NYSE Listed Company Manual. Under the Dutch Corporate Governance Code, in order to safeguard its independence, the Supervisory Board should be composed in accordance with the following criteria:

•
any one of the criteria referred to in best practice provision 2.1.8, sections i. to v., inclusive, of the Dutch Corporate Governance Code should be applicable to at most one supervisory board member;

•
the total number of supervisory board members to whom the criteria referred to in best practice provision 2.1.8 of the Dutch Corporate Governance Code are applicable should account for less than half of the total number of supervisory board members; and

•
for each shareholder, or group of affiliated shareholders, who directly or indirectly hold more than ten percent of the shares in the company, there is at most one supervisory board member who can be considered to be affiliated with or representing them as stipulated in best practice provision 2.1.8, sections vi. and vii of the Dutch Corporate Governance Code.

•
Section 303A.09 of the NYSE Listed Company Manual requires all listed companies to adopt and disclose corporate governance guidelines. Under the laws of the Netherlands, listed companies should follow the Dutch Corporate Governance Code as described above.

PRINCIPAL AND SELLING SHAREHOLDERS
The following table sets forth information relating to the beneficial ownership of our ordinary shares as of the date of this prospectus (as adjusted to reflect the share split described herein) (1) prior to the consummation of this offering and (2) as adjusted to reflect the sale of the ADSs in this offering, for:
•
Our sole shareholder and the Selling Shareholder, MYT Holding;

•
Members of our Supervisory Board;

•
Members of our Management Board;

•
Members of our senior management; and

•
Members of our Supervisory Board, Management Board and senior management as a group.

For further information regarding material transactions between us and principal shareholders, see “Related Party Transactions.”
MYT Holdings, as the Selling Shareholder, is offering up to 2,000,000 ADSs in this offering (or up to 3,760,294 ADSs if the underwriters exercise their option to purchase additional ADSs within 30 days of the date of this prospectus from the Selling Shareholder in full). We will not receive any proceeds from the sale of ADSs by the Selling Shareholder.
The number of ordinary shares beneficially owned by each entity, person, executive officer or Board member is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any option, warrant or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.
The percentage of ordinary shares beneficially owned before the offering is computed on the basis of our ordinary shares as of the date of this prospectus, including the shares issued pursuant to the restoration grant made concurrently with this offering under the 2020 Plan. See Management—Remuneration of the Members of Our Management Board—Compensation with Respect to the Offering. The percentage of ordinary shares beneficially owned after the offering is based on the number of ordinary shares to be outstanding after this offering, and assumes no exercise of the underwriters’ option to purchase additional ADSs from us and the Selling Shareholder. Ordinary shares that a person has the right to acquire within 60 days of the date of this prospectus are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all members of our Supervisory Board and Management Board, as a group. In addition, the following table does not reflect any ADSs that may be purchased in this offering or pursuant to our directed share program described under “Underwriters—Directed Share Program.” Unless otherwise indicated below, the address for each beneficial owner listed is c/o MYT Netherlands, Einsteinring 9, 85609 Aschheim/Munich, Germany.

				Ordinary shares beneficially owned after the Offering
	Ordinary shares beneficially owned before the Offering		Shares offered hereby	No exercise of underwriters’ option to purchase additional ADSs		Full exercise of underwriters’ option to purchase additional ADSs
Shareholder	Number	Percent	Number	Number	Percent	Number	Percent
Selling Shareholder
MYT Holding(1)	70,190,687	97.30%	2,000,000	68,190,687	79.49%	66,430,393	76.90%
Members of our Supervisory Board
Dennis Gies	—	—	—	—	—	—	—
David B. Kaplan	—	—	—	—	—	—	—
Marjorie Lao	4,000	*	—	4,000	*	4,000	*
Cesare Ruggiero	—	—	—	—	—	—	—
Susan Gail Saideman	4,000	*	—	4,000	*	4,000	*
Michaela Tod	4,000	*	—	4,000	*	4,000	*
Sascha Zahnd	4,000	*	—	4,000	*	4,000	*
Members of our Management Board
Michael Kliger	965,069	1.34%	—	965,069	1.13%	971,822	1.13%
Dr. Martin Beer	231,616	*	—	231,616	*	233,237	*
Members of our senior management	389,974	*	—	389,974	*	392,702	*
All members of our Supervisory Board, and Management Board and senior management, as a group	1,602,659	2.28%	—	1,602,659	1.87%	1,613,761	1.87%

(1)
The Board of Directors of MYT Holding, consisting of Patrick Bartels, Robert Cook, Dennis Gies, Cesare Ruggiero and Susan Gail Saideman, have shared voting and dispositive power over these shares.

*
Indicates beneficial ownership of less than 1% of the total outstanding ADSs.

MATTERS RELATED TO OUR CURRENT AND FORMER PARENT ENTITIES
Neiman Marcus Group Bankruptcy
In September 2018, MGG and its subsidiaries that conduct the operations of Mytheresa (such subsidiaries, together with MGG, the “MYT Operating Entities”) were distributed from its then direct parent company, NMG International, to our indirect parent, now called MYT Ultimate Parent LLC (“MYT Ultimate Parent”). As a result, Neiman Marcus Group no longer owned a direct or indirect interest in the MYT Operating Entities or the Mytheresa business, but rather indirect subsidiaries of MYT Ultimate Parent. Subsequent to the Distribution, certain holders of debt securities of Neiman Marcus Group and its subsidiaries (the “NMG Entities”) made claims seeking to avoid the Distribution under fraudulent transfer laws.
In connection with a series of transactions in June 2019, existing debt holders of certain subsidiaries of MYT Ultimate Parent LLC, including NMG Entities, that, among other things, extended the debt maturities of the NMG Entities, we and certain of our former parent entities, including MYT Holding and certain other entities, provided a limited guarantee of up to $200.0 million in favor of the holders of 14.0% Second Lien Notes due April 25, 2024 of the NMG Entities, a portion of which holders included affiliates of Ares and CPPIB.
In May 2020, Neiman Marcus Group filed for Chapter 11 bankruptcy in the United State Bankruptcy Court for the Southern District of Texas. On September 25, 2020, the holding company structure for MYT Netherlands underwent a restructuring in settlement of all outstanding claims associated with the Neiman Marcus Group bankruptcy and the Distribution, and MYT Netherlands became a wholly owned subsidiary of MYT Holding.
In connection with such restructuring and the settlement of all claims against MYT Holding and MYT Netherlands related to the Neiman Marcus Bankruptcy and the Distribution, MYT Holding issued 7.50% Senior Secured PIK Notes Due 2025 in the original principal amount of $200.0 million including to affiliates of Ares and CPPIB, which was guaranteed by MYT Netherlands and secured, in part, by the equity interests of MYT Netherlands and MGG. The terms and conditions of the indenture governing such Senior Secured PIK Notes provides for a mandatory redemption of such notes at par plus accrued but unpaid interest for not less than $125.0 million in principal amount. The terms and conditions of such indenture also provide that the guaranty of MYT Netherlands and the pledges of the equity interests of MYT Netherlands and MGG will be automatically released without any further action of the parties upon completion of this offering.
Further, certain note holders and general unsecured creditors of the NMG Entities surrendered such notes and claims and received upon completion of the restructuring, among other things, $250 million aggregate liquidation preference of Series B Preferred Units of MYT Holding (accruing dividends at a rate of 10.0% per annum) and Class B Common Units representing 50% of the common units and 49.9% of the voting power of MYT Holding.
We expect that $207 million of the net proceeds from this offering will be used to redeem all or a portion of the Senior Secured PIK Notes of MYT Holding. See “Use of Proceeds” for a complete description of the intended use of proceeds from this offering. We intend to repay the remainder of the Shareholder Loans, if any, out of the net proceeds of one or more equity offerings in the future. The Shareholder Loans were originally incurred in 2014 as part of the acquisition financing for Mytheresa by the Neiman Marcus Group.

The following diagram illustrates our corporate structure following the consummation of this offering.

Mytheresa Group Structure Chart

Affiliates of Ares, CPPIB and Co-investors
100%
Multiple Investors
Liquidating GUC Trust (U.S.)
MYT Ultimate Parent, LLC (US)
Multiple Investors
250,000,000 Series A Preferred Units [100% of Series A Preferred Units, 0% Voting Interest]
140,000,000 Series B Preferred Units [56% of Series B Preferred Units, 0% Voting Interest]
122,838,315 Common A Units [50% Interest (50.1% Voting Interest)] 110,000,000 Series B Preferred Units [44% of Series B Preferred Units, 0% Voting Interest]
122,838,315 Common B Units [50% Interest (49.9% Voting Interest)]
MYT Holding LLC (US)
$200MM 7.5% Senior Secured PIK Notes(1)
Multiple Investors
PUBLIC
100%
MYT Note Holdco, Inc. (U.S.)
100%
MYT Netherlands Parent B.V. (Netherlands)
$217MM Shareholder Loans(2)
100%
Mytheresa Group GmbH (Germany)
100%
Mytheresa SE (Germany)
100%
Theresa Warenvertrieb GmbH (Germany)
100%
mytheresa.com GmbH (Germany)
Mytheresa Business Information Consulting (Shanghai) Co. Ltd. (2) (China)
100%
mytheresa.com Service GmbH (Germany)
100%
Mytheresa US Services, Inc. (U.S.)

Notes:

1. MYT Netherlands Parent B.V. is a guarantor of the $200MM 7.5% Senior Secured PIK Notes until it undergoes a qualified IPO. A qualified IPO is an IPO that generates sufficient proceeds that at least $125MM of the $200MM 7.5% Senior Secured PIK Notes are redeemed.
2. Intercompany notes for tax purposes

RELATED PARTY TRANSACTIONS
The following is a summary of transactions since July 1, 2017 to which we have been a party and in which any members of our Supervisory or Management Board, senior management or beneficial holders of more than 5% of our ordinary shares had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Management.”
Shareholder Loans
MGG is currently the debtor under Shareholder Loans owed to a subsidiary of MYT Holding, which were originally incurred in 2014 as part of the acquisition financing for Mytheresa by the Neiman Marcus Group and subsequently assigned in a series of restructurings resulting in the Shareholder Loans being held by a subsidiary of MYT Holding as lender. The loans are denominated in U.S. Dollars and have no required interest or principal payments until their respective maturities on October 9, 2025. MGG is allowed to prepay any outstanding principal or accrued interest amounts, in whole or in part, at any time without penalty. The loans do not include any financial covenants and bear an interest rate of 6.00% per annum, which is compounded semi-annually (in July and January) and capitalized into the principal. As of September 30, 2020, total amounts outstanding under the loans, including accrued interest, were $217.3 million. We currently intend to use a portion of the net proceeds from this offering to cause MGG to repay all or a portion of the Shareholder Loans. See “Use of Proceeds.” We intend to repay the remainder of the Shareholder Loans, if any, out of the net proceeds of one or more equity offerings in the future. The Shareholder Loans were originally incurred in 2014 as part of the acquisition financing for Mytheresa by the Neiman Marcus Group.
Retired Shareholder Loans
Following the acquisition by Neiman Marcus Group in 2014, Mytheresa was a party to a series of related party financing arrangements with its shareholder MYT Intermediate Holding Co., which was a predecessor of MYT Holding, which were subsequently retired (collectively, the “Retired Shareholder Loans”). The Retired Shareholder Loans consisted of the following:
•
Convertible Preferred Equity Certificate — MYT Intermediate Holding Co. held two Convertible Preferred Equity Certificates (“CPECs”) due from Mariposa I S.à r.l., a former subsidiary of MYT Netherlands. The CPECs, which had a combined outstanding balance of €36.1 million ($ 41.2 million) on June 30, 2019, and were classified within Shareholder Loans on our consolidated statement of financial position, were retired in August 2019.

•
Variable Interest Shareholder Loans — Through its indirect former subsidiary Mariposa Luxembourg II S.à r.l., MYT Netherlands was also party to two related party U.S. Dollar denominated loans payable to MYT Intermediate Holding Co. These loans, which had a combined outstanding balance of €90.0 million ($102.2 million) on June 30, 2019, and were classified within Shareholder Loans on our consolidated statement of financial position, were canceled in February 2020.

For further details regarding our Retired Shareholder Loans, refer to Note 20 of the consolidated financial statements included elsewhere in this prospectus.
Ordinary Course Transactions with Related Persons
From time to time, our Sponsors’ directors, officers, employees and affiliates may enter into commercial transactions with us in the ordinary course of business, primarily for the purchase of items from our sites. As of June 30, 2020, we had trade receivables due from Neiman Marcus Group, Inc. of €233 thousand and Neiman Marcus Group Ltd. LLC of €111 thousand. We also had trade liabilities due to Neiman Marcus Group, Inc. of €838 thousand and Neiman Marcus Ltd. LLC of €186 thousand.
Agreements with Management and Supervisory Board Members
For a description of our agreements with members of our Management Board and Supervisory Board, please see the sections of this prospectus captioned “Management—Remuneration of Supervisory Board Members” and “Management—Remuneration of the Members of Our Management Board.”

Directed Share Program
At our request, the underwriters have reserved up to 782,353 ADSs, or 5.0% of the ADSs offered by this prospectus, for sale at the initial public offering price through a directed share program to certain individuals identified by our members of our Supervisory and Management Boards. Morgan Stanley & Co. LLC will administer our directed share program and receive concessions as described in the section titled “Underwriters—Directed Share Program.”

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following is a summary of relevant information concerning our share capital and a description of the material terms of our Articles of Association as they will be in effect at the commencement of this offering. The following description may not contain all of the information that is important to you and we therefore refer you to our Articles of Association, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. This description does not cover any temporary COVID-19 related matters under applicable Dutch law, nor does it cover any requirements under the Dutch Corporate Governance Code or legislative proposals that are pending but not yet adopted by the Dutch legislature. This summary does not constitute legal advice regarding these matters and should not be regarded as such.
General
We were incorporated as a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) on May 31, 2019.
Our affairs are governed by the provisions of our Articles of Association and our internal rules, regulations and policies, as amended and restated from time to time, and by the provisions of applicable Dutch law.
We are registered with the Trade Register held by the Chamber of Commerce in the Netherlands under number 74988441. Our corporate seat (statutaire zetel) is in Amsterdam, the Netherlands, and our registered address is at Einsteinring 9, 85609 Aschheim, Germany. Copies of our Articles of Association will be publicly available from the Trade Register held by the Chamber of Commerce in the Netherlands, electronically at www.kvk.nl and as an exhibit to the registration statement of which this prospectus forms a part.
Share Capital
Our register of shareholders as required by Dutch law will be maintained by our Management Board.
Upon consummation of this offering (if the underwriters do not exercise their option to purchase additional ADSs within 30 days of the date of this prospectus from us), our issued share capital will consist of €1,317.20 divided into 85,783,883 ordinary shares with a nominal value of €0.000015.
Our Articles of Association do not provide for a limit on the number of shares that we can issue in the form of an authorized share capital.
Form, Certification and Transferability of our ordinary shares
Our ordinary shares are in registered form and legal title to our issued shares is recorded in the register of shareholders. All ordinary shares are registered and are numbered consecutively from 1 onwards. Attached to each ordinary share is a voting right, a meeting right and a right to share in the Company’s profits and reserves, in accordance with the provisions of our Articles of Association. Any right of a shareholder to receive share certificates in relation to its ordinary shares is excluded to the extent permitted by law and to the extent that the issuance of a share certificate is not required under the rules of any stock exchange on which the ordinary shares are admitted to trading. The Company is entitled to issue share certificates representing individual ordinary shares (single certificate) or several ordinary shares (global certificate).
Our ordinary shares are freely transferable under Dutch law. The transfer of ordinary shares requires the execution of a notarial deed before a Dutch notary and is further subject to Dutch law requirements.
Anti-takeover Provisions of Our Charter Documents
Our Articles of Association do not include any provisions that would have a direct effect of delaying, deferring or preventing a change of control. However, in the event of a hostile takeover, we could increase our share capital to issue new shares to an investor at a premium. An increase in the number of shares could have a negative effect on a party’s ability to carry out a hostile takeover. Furthermore, our Articles of Association contain provisions that will restrict the rights that our general meeting has, including that Management Board members can only be appointed upon a binding nomination thereto by our Supervisory Board, and that certain resolutions by our general meeting, such as a resolution to amend our articles of association, to enter into a legal merger and to enter into a legal demerger, may only be adopted upon the proposal by our Management Board, which proposal is subject to the approval by our Supervisory Board.
The Dutch Corporate Governance Code recommends that, before exercising a right to request an item be added to the agenda of our general meeting, our Management Board should first be consulted by those seeking to exercise such rights. If the envisaged exercise of such rights might result in a change to the company’s strategy, such as by dismissing one or more Management Board or Supervisory Board members, the Management Board should be given the opportunity to invoke a reasonable period, not to exceed 180 days from the moment the board receives notice of the intention to exercise the rights as described above, to respond to such intention. If invoked, the Management Board should use the response period for further deliberation and constructive consultation and should explore available alternatives. The Supervisory Board will monitor this process. Shareholders and others with meeting rights are expected to observe the response period, if invoked by the Management Board. The response period may be invoked only once for any given general meeting and shall not apply (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least seventy-five percent (75%) of our issued share capital as a consequence of a successful public bid.
The provisions of Dutch law relating to public bids and takeovers do not apply.
Future Changes to the Share Capital
Share Capital
Under Dutch law and our Articles of Association, the general meeting is authorized to issue shares. The general meeting may delegate its powers in this respect to another corporate body of MYT Netherlands and may revoke such delegation. On September 17, 2020, the general meeting resolved to delegate the authority to issue shares to the Management Board for a period of five years. The authority to issue shares is unlimited. A share issue is effective as of the moment of the execution of a notarial deed of issuance of shares before a Dutch notary.
Subscription Rights
Under Dutch law, every shareholder is generally entitled to subscription rights (commonly known as pre-emptive rights) to any new shares issued in proportion to the number of shares he or she holds in the company’s existing share capital. Under our Articles of Association, any pre-emptive rights of shareholders are fully excluded and no shareholder has any pre-emptive right on any further share issue or any grant of rights to subscribe for shares.
Corporate Purpose of MYT Netherlands
The purpose of MYT Netherlands is to hold and manage our subsidiaries, which are active in the field of the sale and marketing of products of any kind, especially of textiles, apparel, leather goods, cosmetics and accessories. The management of our subsidiaries includes the rendering of services to our subsidiaries.
Dividends
MYT Netherlands may make distributions to the extent that its equity exceeds the reserves that it must maintain pursuant to applicable laws or our Articles of Association. Under our Articles of Association, the Management Board may resolve to make distributions, provided that the approval of the Supervisory Board has been obtained. Pursuant to and in accordance with a proposal thereto by the Management Board, which proposal has been approved by the Supervisory Board, the general meeting may also resolve to make distributions.
Shareholders participate in distributions in proportion to the number of shares they hold. Dividends and other distributions shall be made payable not later than the date determined by the Management Board. Distributions on shares resolved by the general meeting are paid, in compliance with the rules of the respective clearing system and subject to Dutch law (i.e. article 2:216 Dutch Civil Code and approval of the Management Board). Dividend or other distribution payment claims are subject to a five-year statute of limitation in favor of MYT Netherlands from the date that such dividends or distributions become payable and any such amounts will be considered to have been forfeited to us.
Under Dutch law, a party receiving such distribution who knows or could reasonably be expected to foresee that the distribution would make the Company unable to continue paying any of its due and payable debts shall be liable to the company for payment of the shortfall created by the distribution, with said liability not to exceed the amount of the distribution received by that party and with due observance of the provisions of prevailing law.
Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those adopted by the United Nations and the European Union, as also implemented in the Netherlands via the Sanctions Act of 1977 (Sanctiewet 1977) as well as terrorism-related listings by the Dutch government, or other laws, applicable anti-boycott regulations and similar rules. There are no special restrictions in the Articles of Association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares in MYT Netherlands.
General Meetings of Shareholders and Voting Rights
Each ordinary share is entitled to one vote.
There is in principle no quorum required for a general meeting. In principle, the adoption of any resolution by our general meeting requires the affirmative vote of a simple majority of the votes permitted to be cast by persons present and voting at a general meeting at which a quorum is present or, in each case, a unanimous resolution in writing. Resolutions may also be adopted outside a meeting, subject to the requirements set out in Dutch law, including that all persons with meeting rights consent to such method of decision-making.
Pursuant to Dutch law and our Articles of Association, the convening notice for a general meeting must be made public at least eight days prior to the meeting.
Pursuant to our Articles of Association, general meetings may be held in the district of Munich, Germany or in certain other municipalities within the Federal Republic of Germany set forth in our Articles of Association. Generally, general meetings are convened by our Management Board or by our Supervisory Board. Shareholders who individually or together with other shareholders represent at least one percent of the issued share capital may submit a written request that a general meeting be convened, provided that such request contains a detailed description of the items to be addressed at such general meeting. The Management Board and the Supervisory Board must take the necessary steps to ensure that a general meeting is held within four weeks of its receipt of such request, unless this action would conflict with a substantial interest of MYT Netherlands. If such general meeting has not been convened within four weeks following such shareholder’s request, the shareholders making the request may, upon their request, be authorized by the court in summary proceedings to convene a general meeting. Shareholders who individually or together with other shareholders represent at least one percent of the issued share capital may request the Management Board and Supervisory Board in writing for the addition of one or several items to the agenda of any general meeting. Such requests must be made in writing at least 30 days before the day of the general meeting. The Management Board and Supervisory Board can reject such request if this would conflict with a substantial interest of MYT Netherlands.
No resolutions may be adopted on items other than those that have been included in the agenda. Resolutions may be adopted if not all meeting formalities have been met, subject to the requirements set out in Dutch law, including that all persons with meeting rights consent to such method of decision-making.
Repurchase Rights
The Management Board may resolve to acquire shares in the share capital of MYT Netherlands, subject to approval of the Supervisory Board. The Company may not cast votes on, and is not entitled to dividends or other distributions paid on, shares held by it nor will such shares be counted for the purpose of calculating a voting quorum. Votes may be cast on shares held by the Company if the shares are encumbered with a right of usufruct or pledge that benefits a party other than the Company or a subsidiary, the voting right attached to those shares accrues to another party and the right of usufruct or pledge was established by a party other than the Company or a subsidiary before the shares belonged to the Company or the subsidiary.
Squeeze-Out of Minority Shareholders
Pursuant to the Dutch Civil Code, a shareholder or holder of depositary receipts who for his own account holds at least 95% of a Dutch private company with limited liability’s issued share capital may institute proceedings against such company’s minority shareholders or holders of depositary receipts jointly for the transfer of their shares to it. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders or holders of depositary receipts in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders or holders of depositary receipts and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders or holders of depositary receipts. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to him, he is required to publish the same in a daily newspaper with nationwide circulation.
Exclusive Forum Provisions in the Articles of Association
Unless MYT Netherlands consents in writing to the selection of an alternative forum, to the extent permitted by applicable law, the competent court in Amsterdam shall be the sole and exclusive forum for (i) any action asserting a claim for breach of a fiduciary or other duty owed by any supervisory director, management director, officer, employee, or agent of MYT Netherlands to MYT Netherlands or MYT Netherlands’ shareholders (ii) any action asserting a claim arising pursuant to any provision of the Dutch Civil Code, the articles of association of MYT Netherlands or the rules of procedure of the Supervisory Board or the Management Board or (iii) any action asserting a claim pertaining to the internal affairs of MYT Netherlands.
Unless MYT Netherlands consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated pursuant to such statutes.
Dissolution and Liquidation Rights
MYT Netherlands may only be dissolved (liquidated) by a resolution of the general meeting upon proposal by the Supervisory Board. If the general meeting has resolved to dissolve the Company, the Management Board must carry out the liquidation of the Company, unless otherwise resolved by the general meeting. The Supervisory Board is charged with the supervision of the liquidation. During liquidation, the provisions of the Articles of Association will remain in force where possible. If we are liquidated, any assets remaining after the debts have been settled would be distributed among our shareholders in proportion to the aggregate nominal value of their individual holdings in accordance with Dutch law. Dutch law provides certain protections for creditors which must be observed in the event of liquidation.
Registration of the Company with Dutch Trade Register of the Chamber of Commerce
We are a private company with limited liability under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid) and registered with the Trade Register held by the Chamber of Commerce in the Netherlands under number 74988441.
Listing
We have applied to list the ADSs on the NYSE under the symbol “MYTE.”
Differences in Corporate Law
The applicable provisions of Dutch law on private companies with limited liability under the laws of the Netherlands differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of applicable Dutch law and the General Corporation Law of the State of Delaware relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and Dutch law.
	The Netherlands	Delaware
Board System
A Dutch B.V. may choose to have a two-tier board structure composed of the Management Board and the Supervisory Board. We have chosen this structure.
The Management Board is responsible for running the company’s affairs and representing the company in dealings with third parties.
The Supervisory Board has a supervisory and advisory function. The Supervisory Board does not actively manage the company but certain Management Board actions require the approval of the Supervisory Board. The absence of the approval of the Supervisory Board shall result in the relevant resolution being null and void, but shall not affect the powers of representation of the Management Board or its members.

Under Delaware law, a corporation has a unitary board structure, and it is the responsibility of the board of directors to appoint and oversee the management of the corporation on behalf of and in the best interests of the stockholders of the corporation.
Management is responsible for running the corporation and overseeing its day-to-day operations.

Appointment and Number of Directors
The Articles of Association of MYT Netherlands provide that there will be at least one member of the Management Board, and the actual number of the members of the Management Board will be determined by the Supervisory Board.
Management Board members are appointed by the general meeting upon a binding nomination of the Supervisory Board.
The general meeting has the right to overrule the binding nature of the nomination of the Supervisory Board by a resolution of the general meeting adopted with a two-thirds majority of the votes cast representing more than half of
Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

The Netherlands	Delaware

the issued and outstanding share capital of the Company. If the binding nomination is overruled, the Supervisory Board shall draw up a new binding nomination to be voted upon in the next general meeting.
Members of the Management Board are appointed for a period of four years, provided that, unless a member of the Management Board retires sooner or upon his or her appointment a term shorter than four years has been determined, his or her term shall expire as of the moment of the closing of the annual general meeting, to be held in the fourth calendar year following the year of his or her appointment. A member of our Management Board may be re-appointed with due observance of the previous sentence.

The Articles of Association of MYT Netherlands provide that the Supervisory Board must consist of at least three Supervisory Board members.
The actual number of Supervisory Board members shall be determined by the Supervisory Board.
Subject to the shareholding of MYT Holding (as further explained below), the Articles of Association provide that members of the Supervisory Board are appointed by the general meeting for a maximum term of four years provided that, unless a member of the Supervisory Board retires sooner or upon his or her appointment a term shorter than four years has been determined, his or her term shall expire at the closing of the annual a general meeting to be held in the fourth calendar year after the year of his or her appointment. From and after the

	The Netherlands	Delaware
date MYT Holding directly or indirectly owns less than 25% of the issued and outstanding share capital of MYT Netherlands, MYT Netherlands will be required to file a declaration confirming such event with the Dutch Trade Register of the Chamber of Commerce and to publish a public announcement confirming such filing. Effective at the time of filing of such declaration, the terms of the members of the Supervisory Board then in office will automatically be reduced to expire at the closing of the next annual general meeting, and thereafter the term of all members of the Supervisory Board will expire each year at the closing of the annual general meeting. A member of our Supervisory Board may be reappointed with due observance of the previous two sentences.
Removal of Directors
The general meeting and the Supervisory Board are authorized to dismiss, with or without cause, a member of the Management Board from office at any time.
The general meeting and the Supervisory Board are authorized to suspend a member of the Management Board from office at any time. The general meeting may lift such suspension at any time and such suspension will automatically lapse if the general meeting does not resolve to dismiss such member of the Management Board within three months of such suspension.
The general meeting may at any time suspend or dismiss, with or without cause, any member of the Supervisory Board. The general meeting may lift such suspension at any time and such suspension will automatically lapse if the general meeting does not resolve to dismiss such member of the
Under Delaware law, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except (i) unless the certificate of incorporation provides otherwise, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause; or (ii) in the case of a corporation having cumulative voting, if less than the entire board of directors is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at an election of the class of directors of which he is a part.

	The Netherlands	Delaware
Supervisory Board within three months of such suspension.
Vacancies on the Board of Directors
Vacancies on the Management Board are filled by the general meeting upon a binding nomination of the Supervisory Board. In the event of the absence or inability to act of all the members of our Management Board or the sole remaining member of our Management Board, a person appointed for that purpose by the Supervisory Board shall be temporarily charged with the management of the Company.
A vacancy on the Supervisory Board does not affect the valid composition of the Supervisory Board.
Under Delaware law, vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) or by a sole remaining director unless (i) otherwise provided in the certificate of incorporation or by-laws of the corporation or (ii) the certificate of incorporation directs that a particular class of stock is to elect such director, in which case a majority of the other directors elected by such class, or a sole remaining director elected by such class, will fill such vacancy.
Annual general meeting	At least once during each financial year, an annual general meeting has to be held. The annual general meeting and any extraordinary general meeting must be held in the district of Munich, or in certain other municipalities within the Federal Republic of Germany specified in our Articles of Association, as decided by the Management Board. An annual general meeting and any extraordinary general meeting may also be held in any other location if all holders of meeting rights have agreed with the location and the members of the Management Board and Supervisory Board have had the opportunity to advise the general meeting.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.
General meeting
Under the law, extraordinary general meetings, in addition to the annual general meeting, may be called by either the Management Board or by the Supervisory Board.
Shareholders who individually or together with other shareholders represent at least 1% of issued share capital may submit a
Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

	The Netherlands	Delaware
written request that a general meeting be convened, provided that such request contains a detailed description of the items to be addressed at said general meeting. The Management Board and the Supervisory Board must take the necessary steps to ensure that a general meeting is held within four weeks of its receipt of such request, unless this would conflict with a substantial interest of MYT Netherlands. If such general meeting has not been convened within four weeks following such shareholder’s request, the shareholders making such request may, upon their request, be authorized by the court in summary proceedings to convene a general meeting.
Notice of General meetings	Under applicable Dutch law, unless a longer period is otherwise provided for in the articles of association or applies because of registration requirements stipulated in the articles of association, the shareholders must be given at least eight days’ advance notice of the general meeting. Such notices must at least specify the name of the company, and the location, date and time of the general meeting. In addition, the notice must contain the agenda items as well.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.
Proxy
A shareholder may designate another person to attend, speak and vote at a general meeting of the company on such shareholder’s behalf by written proxy.
With respect to Management Board meetings, a Management Board member may participate in voting by issuing a written vote via another Management Board member entitled to attend the Management Board meeting.
Under Delaware law, at any meeting of stockholders, a stockholder may designate another person to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A director of a Delaware corporation may not issue a proxy representing the director’s voting rights as a director.
With respect to Supervisory Board meetings, a Supervisory

	The Netherlands	Delaware
Board member may participate in voting by issuing a written vote to another Supervisory Board member entitled to attend the Supervisory Board meeting.
Preemptive Rights	Under Dutch law, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued in proportion to the number of shares he or she holds in the company’s existing share capital. Under our Articles of Association, any pre-emptive rights of shareholders are fully excluded and no shareholder has any pre-emptive right on any further share issue or any grant of rights to subscribe for shares.	Under Delaware law, stockholders have no preemptive rights to subscribe to additional issues of stock or to any security convertible into such stock unless, and except to the extent that, such rights are expressly provided for in the certificate of incorporation.
Authority to Allot	Under Dutch law and the Articles of Association of MYT Netherlands, the general meeting is authorized to issue shares. The general meeting may delegate its powers in this respect to another corporate body of MYT Netherlands and may revoke such delegation. On September 17, 2020, the general meeting resolved to delegate the authority to issue shares to the Management Board for a period of five years. The authority to issue shares is unlimited. A share issue is effective as of the moment of the execution of a notarial deed of issuance of shares before a Dutch notary.	Under Delaware law, if the corporation’s certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. It may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.
Liability of Directors and Officers	Under Dutch law, any provision, whether contained in the company’s articles of association or any contract or otherwise, that purports to exempt a Management or Supervisory Board member from any liability that would otherwise attach to such board member in connection with any negligence, default, breach of duty or breach of trust in relation to the company may not be enforceable.
Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its stockholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:
•
any breach of the director’s duty of loyalty to the

	The Netherlands	Delaware
Under Dutch law, under special circumstances, members of both the Management Board and members of the Supervisory Board may be held liable to the company, to third parties or shareholders, for any damage caused to them due to serious negligence (ernstig verwijt). Apart from insolvency or special circumstances, only the company has the right to claim damages from members of either board. It is customary for the company to waive such claims against the members of the management and supervisory boards in the course of the adoption of the annual accounts. Such waiver only covers events that are reflected in the annual accounts.
corporation or its stockholders;
•
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•
intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

•
any transaction from which the director derives an improper personal benefit.

Voting Rights	Each ordinary share is entitled to one vote.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.
Shareholder Vote on Certain Transactions
In principle, the adoption of any resolution by the general meeting, including resolutions approving any merger, consolidation, sale, lease or exchange of all or substantially all of the assets of MYT Netherlands or dissolution, requires the affirmative vote of a simple majority of the votes permitted to be cast by persons present and voting at a general meeting at which a quorum is present.
Resolutions may also be adopted outside a meeting, subject to the requirements set out in Dutch law, including that all persons with meeting rights consent to such method of decision-making.

Generally, under Delaware law, unless the certificate of incorporation provides for a greater vote, any merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires:
•
the approval of the board of directors; and

•
approval by the vote of the holders of a majority of the outstanding shares entitled to vote thereof and, if the certificate of incorporation provides for a separate vote of any class or series of stock, the approval by the holders of a majority of the outstanding shares of such class or series of stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors	Members of the Management Board have a general duty to	Delaware law does not contain specific provisions setting forth

The Netherlands	Delaware

exercise care and skill towards the Company, according to which each member of the Management Board should properly perform his duties. The standard that applies is that of a capable member of the Management Board who exercises his or her tasks meticulously.
The Management Board is charged with managing the Company. Dutch law does not describe what is meant by “managing”; the scope of what is considered to be part of managing the Company depends on the type of enterprise being managed, its articles of association and its activities.
In any case, Dutch law explicitly includes the following duties:
(i)
keeping records of the Company’s financial position and of everything concerning its activities, as well as keeping the Company’s books, records and other databases (including the shareholders’ register) in such a manner that the Company’s rights and obligations can be ascertained from them at all times;

(ii)
preparing and filing the Company’s annual accounts with the Trade Register on time;

(iii)
registering the Company with the Trade Register and keeping the registered information up to date;

(iv)
preparing general meetings; and

(v)
representing the Company.

the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.
Directors of a Delaware corporation owe fiduciary duties of care and loyalty to the corporation and to its stockholders. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Delaware courts have also imposed a heightened standard of conduct upon directors of a Delaware corporation who take any action designed to defeat a threatened change in control of the corporation.

The Supervisory Board’s duty is to supervise the policy of the Management Board, the general course of affairs of the Company	In addition, under Delaware law, when the board of directors of a Delaware corporation approves the sale or break-up of a

	The Netherlands	Delaware
	and of the enterprise connected with it and to advise the Management Board. The standard that applies is that of a capable member of the Management Board who exercises his or her tasks meticulously.	corporation, the board of directors may, in certain circumstances, have a duty to obtain the highest value reasonably available to the stockholders.
Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.
Stockholder Actions
Under Dutch law, generally, the company, rather than its shareholders, is the proper claimant in an action with respect to a wrong committed against the company, or in cases where there is an irregularity in the company’s internal management or supervision. Therefore, such claims may only be raised by the company represented by its Management Board. In the case of a wrong committed by a member of the Management Board, the other members of the Management Board may raise such claim on behalf of the Company. This does not preclude claims from third parties against such Management Board Member that has committed a wrong.

Under Delaware law, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:
•
state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

•
either (i) allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action, or (ii) or state the reasons for not making the effort.

The Management Board, or, if a claim is against a member of the Management Board, the Supervisory Board, is obliged to pursue the company’s claims against the designated individuals if so resolved by a simple majority of votes cast during a general meeting provided this is specified in the company’s articles of association. With a simple majority of votes, shareholders can request that a representative pursues the claim on behalf of the company.
Additionally, the plaintiff must remain a stockholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

If the company is unable to fulfill

The Netherlands	Delaware
its third-party obligations, the company’s creditors may pursue the company’s damage claims against members of the Management Board for certain wrongdoings if such members acted unlawfully towards those third parties.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
The depositary will register and deliver ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the custodian. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.
You may hold ADSs either (a) directly (i) by having an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company (“DTC”). If you hold ADSs directly, you are a registered ADS holder (“ADS holder”). If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution for more information regarding those products. Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.
As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Dutch law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are described in “Where You Can Find More Information.”
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.
Cash.   The depositary will convert any cash dividend or other cash distribution we pay on our ordinary shares into U.S. Dollars, if it can do so on a reasonable basis and can transfer the U.S. Dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Tax Considerations,” below. The depositary will distribute only whole U.S. Dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
Shares.   The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed ordinary shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
Rights to purchase additional shares.   If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders, or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of our ordinary shares or be able to exercise such rights at all.
Other Distributions.   The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, equitable and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.
How can ADS holders withdraw the deposited securities?
You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.
How do ADS holders interchange between certificated ADSs and uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the

ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.
Voting Rights
How do you vote?
ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent at any general meeting at which you are entitled to vote pursuant to applicable law and our articles of association. Upon receipt of notice of any general meeting, if we ask it to, the depositary will notify you of such general meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Netherlands and the provisions of our Articles of Association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.
Except by instructing the depositary as described above, you will not be able to exercise voting rights unless you surrender your ADSs and withdraw the ordinary shares. However, you may not know about the general meeting sufficiently in advance to withdraw the ordinary shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your ordinary shares are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we agree to give the depositary notice of any such general meeting and details concerning the matters to be voted upon at least 40 days in advance of the meeting date.
The depositary will not vote or attempt to exercise the right to vote or exercise any voting discretion, other than in accordance with such instructions received from ADS holders.
If we asked the depositary to solicit your instructions at least 40 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, and we confirm to the depositary that:
•
we wish to receive a discretionary proxy,

•
as of the instruction cutoff date, we reasonably do not know of any substantial shareholder opposition to the particular question and

•
the particular question would not be materially adverse to the interests of our shareholders,

then the depositary will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs as to that question.

Fees and Expenses
Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	Any cash distribution to ADS holders
Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	Cable and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. Dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.
The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. Dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. Dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us. In such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither we nor the depositary make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable with respect to your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.
Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities
The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish. If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs. If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.
If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.
If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.
Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

How may the deposit agreement be terminated?
The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:
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60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

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we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

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we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

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the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

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we appear to be insolvent or enter insolvency proceedings;

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all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

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there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

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there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.
After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
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are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

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are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

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are not liable if we or it exercises discretion permitted under the deposit agreement;

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are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

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have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

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are not liable for the acts or omissions of any securities depository, clearing agency or settlement system;

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may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person; and

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the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of ordinary shares, the depositary may require:
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payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

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satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

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compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying your ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:
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when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a general meeting; or (iii) we are paying a dividend on our ordinary shares;

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when you owe money to pay fees, taxes and similar charges; or

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when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System (“DRS”) and Profile Modification System (“Profile”) will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.
In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.
Shareholder Communications; Inspection of Register of Holders of ADSs
The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.
Jury Trial Waiver
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver is enforceable in the facts and circumstances of that case in accordance with applicable case law. By agreeing to this jury trial waiver provision, however, ADS holders will not be deemed to have waived our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.
Exclusive Forum Provisions for U.S. Securities Claims
The deposit agreement provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated pursuant to such statutes. Any person or entity purchasing or otherwise acquiring any direct or indirect interest in our ADS shall be deemed to have notice of and consented to this exclusive forum provision.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for ADSs or our ordinary shares, and we cannot assure you that there will be an active public market for ADSs following this offering. We cannot predict what effect sales of ADSs in the public market or the availability of ADSs for sale will have on the market price of ADSs. Future sales of substantial amounts of ADSs in the public market, including ordinary shares issued upon exercise of options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of ADSs and also could adversely affect our future ability to raise capital through the sale of ADSs or other equity-related securities at times and prices we believe appropriate.
Upon completion of this offering, based on ADSs outstanding as of the date of this prospectus (as adjusted for the share split described herein), 85,783,883 ADSs, or 86,384,153 ADSs if the underwriters exercise their option to purchase additional ADSs in full, will be outstanding. All of the ADSs expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for ADSs held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding ADSs will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.
As a result of the lock-up agreements described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional ADSs, the ADSs that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:
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No ADSs or ordinary shares will be eligible for sale on the date of this prospectus; and

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69,793,346 ADSs or ordinary shares, as applicable, will be eligible for sale upon expiration of the lock-up agreements described below, beginning more than 180 days after the date of this prospectus.

Lock-up Agreements
We, the members of our Supervisory and Management Boards and officers and the Selling Shareholder have agreed, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for ADSs or ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters. These agreements are described below under the section captioned “Underwriters.”
Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC have advised us that they have no present intent or arrangement to release any ADSs, ordinary shares or other securities subject to a lock-up with the underwriters and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any ADSs, ordinary shares or other securities subject to a lock-up, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of ADSs, ordinary shares or other securities requested to be released, reasons for the request, the possible impact on the market for ADSs and whether the holder of our ordinary shares requesting the release is an officer, a member of our Supervisory and Management Boards or other affiliate of ours.
Rule 144
In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate for purposes of the Securities Act and has not been our affiliate at any time during the preceding three months will be entitled to sell any ordinary shares that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Sales of our ordinary shares by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.
In addition, under Rule 144, a person may sell ordinary shares acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:
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the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

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the person has beneficially owned the ordinary shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned ordinary shares for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of ordinary shares that does not exceed the greater of:
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1.0% of the number of ordinary shares then outstanding (including ordinary shares represented by ADSs), which will equal approximately 8,781,355 ADSs immediately after this offering; and

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the average weekly trading volume in ADSs on the NYSE during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.
Rule 701
In general, under Rule 701 a person who purchased ordinary shares pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell such ordinary shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.
Share Options
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of any ordinary shares issued or reserved for issuance under our share plans. We expect to file the registration statement covering these ordinary shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the ordinary shares, to the provisions of the lock-up agreements described above.

EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS
There are currently no legal restrictions in the Netherlands on international capital movements and foreign exchange transactions, except in limited embargo circumstances relating to certain areas, entities or persons as a result of applicable resolutions and measures adopted by the United Nations and the EU, as well as terrorism-related listing by the Dutch government. Restrictions currently exist with respect to, among others, Afghanistan, Belarus, Central African Republic, DR Congo, Egypt, Guinea, Guinea-Bissau, Iran, Iraq, Libya, North Korea, Russia, Somalia, South Sudan, Sudan, Syria, Tunisia, Ukraine, Venezuela and Zimbabwe.
The Dutch Central Bank (De Nederlandsche Bank N.V., “DNB”) may require any Netherlands resident company to comply with certain notification and registration requirements of DNB in connection with payments to be made or received by such company to or from non-residents of The Netherlands in accordance with the Reporting Instructions Balance of Payments Reports 2003 (Rapportagevoorschriften Betalingsbalansrapportages 2003) issued by DNB pursuant to the External Financial Relations Act 1994 (Wet Financiële Betrekkingen Buitenland 1994). Any Netherlands resident company will have to notify DNB in case it falls within the scope of the External Financial Relations Act 1994. Such notification to DNB may result in a request from DNB to such company to comply with the notification and registration requirements in the first sentence. We have notified DNB and expect to fall within the scope of the External Financial Relations Act 1994.

MATERIAL TAX CONSIDERATIONS
The following summary contains a description of certain German, Dutch and U.S. federal income tax consequences of the acquisition, ownership and disposition of ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ADSs. The summary is based upon the tax laws of the Federal Republic of Germany and regulations thereunder, the tax laws of the Netherlands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.
German Taxation
The following discussion addresses certain German tax consequences of acquiring, owning or disposing of the ADSs. To the extent this section relates to legal conclusions under current German income tax law, and subject to the qualifications it contains, it represents the opinion of Baker & McKenzie Partnerschaft von Rechtsanwälten und Steuerberatern mbB, our special German tax counsel. With the exception of the subsection “German Taxation of Holders of ADSs—Taxation of Holders Tax Resident in Germany” below, which provides an overview of dividend taxation to holders that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire ADSs in the offering.
This discussion is based on domestic German tax laws, including, but not limited to, circulars issued by German tax authorities, which are not binding on the German courts, and the Treaty (defined below). It is based upon tax laws in effect at the time of filing of this prospectus. These laws are subject to change, possibly with retroactive effect. In addition, this discussion is based upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. It does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be of relevance in the context of acquiring, owning and disposing of ADSs.
The tax information presented in this section is not a substitute for tax advice. Prospective holders of ADSs should consult their own tax advisors regarding the German tax consequences of the purchase, ownership, disposition, donation or inheritance of ADSs in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. The same applies with respect to the rules governing the refund of any German dividend withholding tax (Kapitalertragsteuer) withheld. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.
Tax Residence of MYT Netherlands
MYT Netherlands intends to operate its business from Germany. The place of effective management of MYT Netherlands is in Germany as the Management Board of the Company consists entirely of German residents who work at the German offices of the company, all meetings of the Management Board are held in Germany, a majority of the other members of senior management are German residents, and MYT Netherlands has its registered address (Geschäftsadresse) and principal place of business in Germany. Since the effective place of management of MYT Netherlands is in Germany, MYT Netherlands is tax resident and subject to unlimited tax liability in Germany. Nevertheless, the effective place of management test depends upon facts and circumstances.
Taxation of MYT Netherlands
As MYT Netherlands has its place of management in Germany, German tax law is applicable to determine the taxable income of MYT Netherlands for German tax purposes and for determining German withholding tax and tax compliance obligations. As a German tax resident, MYT Netherlands’ taxable income, whether distributed or retained, is generally subject to German corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total corporate income tax rate of 15.825%; and German trade tax at an individual municipal rate which varies from 7% to about 21% as of December 2020.
Dividends (Gewinnanteile) and other distributions received by MYT Netherlands from domestic or foreign corporations are exempt from corporate income tax, inter alia, if MYT Netherlands held at the beginning of the calendar year at least 10% of the registered share capital (Grundkapital or Stammkapital) of the distributing corporation which did not deduct the distributions from its own tax base; however, 5% of such revenue is treated as a non-deductible business expense and, as such, is subject to corporate income tax plus the solidarity surcharge. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of other corporations which MYT Netherlands holds through a partnership, including co-entrepreneurships (Mitunternehmerschaften), if any, are attributable to MYT Netherlands only on a pro rata basis at its entitlement to the profits of the relevant partnership. Irrespective of the size of the shareholding, profits earned by MYT Netherlands from the sale of shares in another domestic or foreign corporation are exempt from corporate income tax; however, 5% of such profits are treated as non-deductible business expenses, and as such, are subject to corporate income tax plus the solidarity surcharge. Losses incurred from the sale of such shares are not deductible for German tax purposes.
MYT Netherlands is subject to trade tax (Gewerbesteuer) with respect to its taxable trade profit (Gewerbeertrag) from its permanent establishments in local municipalities within Germany (inländische gewerbesteuerliche Betriebsstätten). Trade tax is generally based on the taxable income as determined for corporate income tax purposes taking into account, however, certain add-backs and deductions.
The trade tax rate depends on the local municipalities in which MYT Netherlands maintains its permanent establishments and varies from 7% to about 21% as of December 2020 (the current trade tax rate for Aschheim, the current place of management of MYT Netherlands, is 10.85%).
Dividends received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, dividends received from domestic and foreign corporations are effectively 95% exempt from trade tax only if MYT Netherlands held at least 15% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period.
Expenditures for external financing are subject to the “interest barrier” (Zinsschranke) rules. When MYT Netherlands calculates its taxable income, the interest barrier rules generally prevent MYT Netherlands from deducting certain net interest expense, i.e., the excess of interest expense over interest income for a given fiscal year, exceeding 30% of its taxable EBITDA (taxable earnings adjusted for interest expense, interest income and certain depreciation/amortization and other reductions) if its net interest expense is, or exceeds, €3 million (Freigrenze) and no other exceptions apply. Special rules apply in the event of external financing undertaken by shareholders or related parties. Interest expense that is not deductible in a given year may be carried forward to subsequent fiscal years of MYT Netherlands (interest carry-forward) and will increase the interest expense in those subsequent years. EBITDA amounts that could not be utilized may, under certain conditions, be carried forward into future fiscal years. If such EBITDA carry-forward is not used within five fiscal years it will be forfeited. An EBITDA carry-forward that arose in an earlier year must be used before a carry-forward that arose in a later year is used. By the decision dated October 14, 2015, the German Federal Fiscal Court (Bundesfinanzhof) submitted to the German Federal Constitutional Court (Bundesverfassungsgericht) the question as to whether or not the interest barrier rule is unconstitutional. The final decision on whether the interest barrier rule violates the constitution now lies with the German Federal Constitutional Court. While a decision has not been issued as of the date of this filing, it may take a few more years until this Court will decide. For the time being, the interest barrier remains applicable, and tax assessments may be kept open. For the purpose of trade tax, however, the deductibility of interest expenses is further restricted to the extent that the sum of certain trade taxable add back items exceeds €200,000. In such cases, 25% of the interest expenses, to the extent they were deducted for corporate income tax purposes, are added back for purposes of the trade tax base; consequently, in these cases the deductibility is limited to 75% of the interest expenses.
Expenditures for intercompany financing may be disallowed in the current and future tax periods. The German ministry of finance issued a new draft bill on the implementation of the EU anti-tax avoidance directive. Amongst others, the draft bill intends to broaden the existing rules on corresponding inclusions and deductions of income and expenses and introduces provisions to counter tax shortfalls due to mismatches from the use of hybrid financial instruments or hybrid entities or due to dual tax residency and, furthermore, introduces new arm’s length provisions on intercompany financing that may ultimately limit the deduction of interest expenses on intercompany loans. If the draft bill is enacted and depending on the final wording of the new legislation, the introduction of aforesaid rules could result in higher taxable income of MYT Netherlands and a higher tax burden for corporate income tax and trade tax purposes of MYT Netherlands in the current and future tax periods.
Tax-loss carry-forwards can be used to fully offset taxable income for corporate income tax and trade tax purposes up to an amount of €1 million. Due to the COVID-19 pandemic, the German legislator provided that for the tax years 2020 and 2021 tax-loss carry-forwards can be fully offset up to an amount of €5 million. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset by tax-loss carry-forwards. The remaining 40% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carryback to the previous year with regard to corporate income tax up to an amount of €1 million. Unused tax-loss carry-forwards may be generally carried forward indefinitely and used in subsequent assessment periods to offset future taxable income in accordance with this rule.
If more than 50% of the subscribed capital or voting rights of MYT Netherlands are directly or indirectly transferred to an acquirer (including parties related to the acquirer) within five years or comparable circumstances (including a capital increase of the subscribed capital to the extent that it causes a change of the interest ratio in the capital of the corporation) occur, all tax loss carryforwards and interest carryforwards are forfeited. A group of acquirers with aligned interests is also considered to be an acquirer for these purposes. In addition, any current annual losses incurred prior to the acquisition will not be deductible. This does not apply to share transfers if (i) the purchaser directly or indirectly holds a participation of 100% in the transferring entity, (ii) the seller indirectly or directly holds a participation of 100% in the receiving entity, or (iii) the same natural or legal person or commercial partnership directly or indirectly holds a participation of 100% in the transferring and the receiving entity. Furthermore, tax loss carryforwards, unused current losses and interest carryforwards taxable in Germany will not expire to the extent that they are covered by built in gains taxable in Germany at the time of such acquisition. Effective January 1, 2016 a new rule was introduced into the German Corporate Income Tax Act pursuant to which any share transfer that would otherwise be subject to the rules above does not cause the forfeiture of tax loss carryforwards and interest carryforwards resulting from current business operations (Geschäftsbetrieb) of MYT Netherlands, if appropriate application is made and if the current business operations of MYT Netherlands remained the same (i) from the time of its establishment; or (ii) during the last three business years prior to the share transfer and such business operations are maintained after the transfer (“Going Concern Tax Loss Carryforward”). The determination of whether the business operations have been maintained is assessed on the basis of qualitative factors, such as the produced goods and services, target markets, client and supplier bases, etc. However, the tax loss carryforwards and interest carryforwards will be forfeited in any circumstance if, after the share transfer, the business operations of MYT Netherlands become dormant, are amended, MYT Netherlands becomes a partner in an operating partnership, MYT Netherlands becomes a fiscal unity parent, or assets are transferred from MYT Netherlands and recognized at a value lower than the fair market value. This requirement is monitored until the retained tax loss carryforwards and interest carryforwards have been fully utilized.
Currently, a proceeding is pending at the German Federal Constitutional Court whether forfeiture upon ownership changes of more than 50% is constitutional or not. Inter alia, in light of such pending case, the impact of loss forfeiture rules on unutilized losses and interest carry-forwards (possibly also EBITDA carry-forwards) currently remains unclear.
German Taxation of Holders of ADSs
General
Based on the circular issued by the German Federal Ministry of Finance (BMF-Schreiben), dated May 24, 2013, reference number IV C 1-S2204/12/10003, as amended by the circular dated December 18, 2018 (reference number IV C 1-S 2204/12/10003), in respect of the taxation of American Depositary receipts (“ADRs”) on domestic shares (the “ADR Tax Circular”), for German tax purposes, the ADSs represent a beneficial ownership interest in the underlying shares of MYT Netherlands and qualify as ADRs for the purpose of the ADR Tax Circular. If the ADSs qualify as ADRs under the ADR Tax Circular, dividends would accordingly be attributable to holders of the ADSs for German tax purposes, and not to the legal owner of the ADSs (i.e., the financial institution on behalf of which the ADSs are stored at a domestic depository for the ADS holders). Furthermore, holders of the ADSs should be treated as beneficial owners of the capital of MYT Netherlands with respect to capital gains (see below in section “—German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs”). However, investors should note that circulars published by the German tax authorities (including the ADR Tax Circular) are not binding on German courts, including German tax courts, and it is unclear whether a German court would follow the ADR Tax Circular in determining the German tax treatment of the ADSs.
Taxation of Holders Not Tax Resident in Germany
The following discussion describes the material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of the ADSs. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008) (the “Treaty”), who is fully eligible for benefits under the Treaty.
A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the ADSs if it is, inter alia:
•
the beneficial owner of the ADSs (and the dividends paid with respect thereto);

•
a U.S. holder;

•
not also a resident of Germany for German tax purposes; and

•
not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.

Special rules apply to pension funds and certain other tax-exempt investors.
This discussion does not address the treatment of ADSs that are (i) held in connection with a permanent establishment or fixed base through which a U.S. treaty beneficiary carries on business or performs personal services in Germany or (ii) part of business assets for which a permanent representative in Germany has been appointed.
General Rules for the Taxation of Holders Not Tax Resident in Germany
The full amount of a dividend distributed by MYT Netherlands to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is subject to (final) German withholding tax at an aggregate rate of 26.375% if and to the extent such dividend is not sourced out of a tax recognized contribution account (steuerliches Einlagekonto). German withholding tax is withheld and remitted to the German tax authorities by the disbursing agent (i.e., the German credit institution, financial services institution, securities trading enterprise or securities trading bank (each as defined in the German Banking Act and in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise)) that holds or administers the underlying shares in custody and disburses or credits the dividend income from the underlying shares or disburses or credits the dividend income from the underlying shares on delivery of the dividend coupons or disburses such dividend income to a foreign agent or the central securities depository (Wertpapiersammelbank) in terms of the German Depositary Act (Depotgesetz) holding the underlying shares in a collective deposit, if such central securities depository disburses the dividend income from the underlying shares to a foreign agent, regardless of whether a holder must report the dividend for tax purposes and regardless of whether or not a holder is a resident of Germany.
Pursuant to the Treaty, the German withholding tax may not exceed 15% of the gross amount of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge (Solidaritätszuschlag), over the maximum rate of withholding tax permitted by the Treaty is refunded to U.S. treaty beneficiaries upon application. For example, for a declared dividend of 100, a U.S. treaty beneficiary initially receives 73.625 (100 minus the 26.375% withholding tax including solidarity surcharge). The U.S.

treaty beneficiary is entitled to a partial refund from the German tax authorities in the amount of 11.375% of the gross dividend (of 100). As a result, the U.S. treaty beneficiary ultimately receives a total of 85 (85% of the declared dividend) following the refund of the excess withholding. Further, such refund is subject to the German anti-avoidance treaty shopping rule (as described below in section “—Withholding Tax Refund for U.S. Treaty Beneficiaries”).
German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs
The capital gains from the disposition of the ADSs realized by a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany would be treated as German source income and be subject to German tax if such holder at any time during the five years preceding the disposition, directly or indirectly, owned 1% or more of MYT Netherlands’ share capital irrespective of whether through the ADSs or shares of MYT Netherlands. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and quota would be taken into account.
Pursuant to the Treaty, U.S. treaty beneficiaries are not subject to German tax even under the circumstances described in the preceding paragraph and therefore should not be taxed on capital gains from the disposition of the ADSs.
German statutory law requires the disbursing agent to levy withholding tax on capital gains from the sale of ADSs or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, disbursing agent means a German credit institution, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the investor or conducts sales or other dispositions and disburses or credits the income from the ADSs to the holder of the ADSs. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains being subject to taxation in Germany under German statutory law or on an applicable income tax treaty permitting Germany to tax such capital gains.
However, a circular issued by the German Federal Ministry of Finance, dated January 18, 2016 (as amended), reference number IV C 1-S2252/08/10004 :017, provides that taxes need not be withheld when the holder of the custody account is not a resident of Germany for tax purposes and the income is not subject to German taxation. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the share capital of a German company. While circulars issued by the German Federal Ministry of Finance are only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of ADSs held in a custodial account in Germany in the event that the disbursing agent did not follow the abovementioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “—Withholding Tax Refund for U.S. Treaty Beneficiaries.”
Withholding Tax Refund for U.S. Treaty Beneficiaries
U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “—Taxation of Holders Not Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries are in general entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (including solidarity surcharge) on dividends that exceeds the applicable Treaty rate. However, such refund is only possible, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends or capital gains and (ii) the shareholder does not directly own 10% or more in the shares of MYT Netherlands and is subject to income taxes in its state of residence, without being tax-exempt. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF, Schreiben vom 17.7.2017—IV C 1-S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.
Further, such refund is subject to the German anti-avoidance treaty shopping rule. Generally, this rule requires that the U.S. treaty beneficiary (in case it is a non-German resident company) maintains its own administrative substance and conducts its own business activities. In particular, a foreign company has no right to a full or partial refund to the extent persons holding ownership interests in MYT Netherlands would not be entitled to the refund if they derived the income directly and the gross income realized by the foreign company is not caused by the business activities of the foreign company, and there are either no economic or other considerable reasons for the interposition of the foreign company, or the foreign company does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the foreign company’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the foreign company is subject to the provisions of the German Investment Tax Act (Investmentsteuergesetz). Whether or not and to which extent the anti-avoidance treaty shopping rule applies, has to be analyzed on a case by case basis taking into account all relevant tests. In addition, the interpretation of these tests is disputed and to date no published decisions of the German Federal Finance Court exist in this regard.
The aforementioned refund or reduction of German withholding tax under the Treaty requires the investor to make tax filings with the competent German tax office using a withholding tax certificate issued under German law by the agent, who has withheld and remitted the withholding tax (the Paying Agent). If the depositary operates an interface with DTC, it should have under regular circumstances sufficient information about the identity of the ADS holder so that a tax reclaim process can be filed with the competent German tax office and a withholding tax certificate can be issued to the ADS holder. In the absence of such withholding tax certificate, an ADS holder will not be entitled to receive a tax refund from the German tax authorities and may not credit the German withholding tax against its tax liability.
Claims for refunds may be made on a separate form, which must be filed with the German Federal Central Tax Office (Bundeszentralamt für Steuern, An der Küppe 1, 53225 Bonn, Germany). The form is available at the same address, on the German Federal Central Tax Office’s website (www.bzst.de). The refund claim becomes time-barred after four years following the calendar year in which the dividend is received unless the commencement starts later, the period is interrupted or suspended. As described above, an investor must submit to the German tax authorities the original withholding tax certificate (or a certified copy thereof) issued by the Paying Agent and documenting the tax withheld. Furthermore, an official certification of tax residency must be submitted.
Under a simplified refund procedure based on electronic data exchange (Datenträgerverfahren), a paying or disbursing agent that is registered as a participant in the electronic data exchange procedure with the German Federal Central Tax Office (Bundeszentralamt für Steuern) may file an electronic collective refund claim on behalf of all of the ADS holders for whom it holds the company’s ADSs in custody. However, the simplified refund procedure only allows for a refund up to the regular tax rate provided in the Treaty. It is not possible to use the simplified refund procedure to claim a further refund, for example based on special privileges under a Treaty.
Taxation of Holders Tax Resident in Germany
This subsection provides an overview of dividend taxation with regard to the general principles applicable to MYT Netherlands’ holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a usual residence (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of management (Geschäftsleitung) or registered office (Sitz) in Germany.

The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between ADSs held as private assets (Privatvermögen) and ADSs held as business assets (Betriebsvermögen).
ADSs as Private Assets (Privatvermögen)
If the ADSs are held as private assets by a German tax resident, dividends (to the extent such dividends are not sourced out of a tax recognized contribution account) and capital gains are taxed as investment income and are principally subject to 25% German flat income tax on capital income (Abgeltungsteuer) (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%), which is levied in the form of withholding tax (Kapitalertragsteuer). In other words, once deducted, the shareholder’s income tax liability on the dividends will be settled (mit abgeltender Wirkung).
Shareholders may apply to have their capital investment income assessed in accordance with the general rules and with an individual’s personal income tax rate if this would result in a lower tax burden in which case actually incurred expenses are not deductible. The holder would be taxed on gross personal investment income (including dividends or gains with respect to ADSs), less the saver’s allowance of €801 for an individual or €1,602 for a married couple and a registered civil union (eingetragene Lebenspartnerschaft) filing taxes jointly. The deduction of expenses related to the investment income (including dividends or gains with respect to ADSs) is generally not possible for private investors.
Losses resulting from the disposal of ADSs can only be offset by capital gains from the sale of any ADSs and other shares. Furthermore, in case of a derecognition or transfer of worthless ADSs (or other capital assets), the utilization of such loss is further restricted and can only be offset up to the amount of €20,000 per calendar year. If, however, a holder directly or indirectly held at least 1% of the share capital of MYT Netherlands at any time during the five years preceding the sale, 60% of any capital gains resulting from the sale are taxable at the holder’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, 60% of any capital losses are recognized for tax purposes.
Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office. Where church tax is not levied by way of withholding, it is determined by means of income tax assessment.
ADSs as Business Assets (Betriebsvermögen)
In case the ADSs are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation or an individual). Irrespective of the legal form of the holder, dividends (to the extent such dividends are not sourced out of a tax recognized contribution account) are subject to the aggregate withholding tax rate of 26.375%. The withholding tax is credited against the respective holder’s income tax liability, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the ADSs for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the ADSs during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant tax assessment period. Such requirements also apply to ADSs, which lead to domestic income in Germany and which are held by a non-German depositary bank. A shareholder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to notify the competent local tax office accordingly and has to make a payment in the amount of the omitted withholding tax deduction. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the ADSs in MYT Netherlands for at least one uninterrupted year upon receipt of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 17, 2017 (BMF,

Schreiben vom 17.7.2017—IV C 1-S 2252/15/10030:05, DOK 2017/0614356), as amended, the withholding tax credit may also be denied as an anti-abuse measure.
To the extent the amount withheld exceeds the income tax liability, the withholding tax will be refunded, provided that certain requirements are met (including the aforementioned requirements).
Special rules apply to credit institutions (Kreditinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.
With regard to holders in the legal form of a corporation, dividends and capital gains are in general 95% tax exempt from corporate income tax (including solidarity surcharge), inter alia, if the shareholder held at least 10% of the registered share capital of MYT Netherlands at the beginning of the calendar year. The remaining 5% is treated as non-deductible business expense and, as such, is subject to corporate income tax (including solidarity surcharge). The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of MYT Netherlands held through a partnership, including co-entrepreneurships, are attributable to the respective shareholders only on a pro rata basis at the ratio of their entitlement to the profits of the relevant partnership. Moreover, actual business expenses incurred to generate the dividends may be deducted.
However, the amount of any dividends after deducting business expenses related to the dividends is subject to the trade tax, unless the corporation held at least 15% of MYT Netherlands’ registered share capital at the beginning of the relevant tax assessment period. In the latter case, the aforementioned exemption of 95% of the dividend income also applies for trade tax purposes. Losses from the sale of ADSs are generally not tax deductible for corporate income tax and trade tax purposes.
With regard to individuals holding ADSs as business assets, 60% of dividends and capital gains are taxed at the individual’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Correspondingly, only 60% of business expenses related to the dividends and capital gains as well as losses from the sale of ADSs are principally deductible for income tax purposes.
If a shareholder is a partnership, the personal income tax or corporate income tax, as the case may be, and the solidarity surcharge are levied at the level of each partner rather than at the level of the partnership. The taxation of each partner depends upon whether the partner is a corporation or an individual.
In addition, if the shares are held as business assets of a domestic permanent establishment of an actual or presumed commercial partnership, the full amount of dividend income is generally also subject to trade tax at the level of the partnership. In the case of partners who are individuals, the trade tax that the partnership pays on the relevant partner’s portion of the partnership’s income is generally credited as a lump sum—fully or in part against the individual’s personal income tax liability, depending on the tax rate imposed by the local municipality and certain individual tax-relevant circumstances of such shareholder. If the partnership held at least 15% of the Company’s registered share capital at the beginning of the relevant tax assessment period, the dividends (after deduction of business expenses economically related thereto) should generally not be subject to trade tax. In this case, trade tax should, however, be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of the shares in the Company are attributable on a look-through basis, since this portion of the dividends should be deemed to be non-deductible business expenses. The remaining portion of the dividend income attributable to partners other than such specific corporate partners (which includes individual partners and should, according to a literal reading of the law, also include corporate partners to whom, on a look-through basis, only portfolio participations are attributable) should not be subject to trade tax.
Abolishment of Solidarity Surcharge
According to a new bill of the German legislator, the solidarity surcharge will be partially abolished as of the assessment period 2021 for certain taxpayers. It is, however, currently not envisaged to abolish the solidarity surcharge with respect to withholding taxes on dividends or interest.

German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)
The transfer of ADSs to another person by inheritance or gift should be generally subject to German inheritance and gift tax only if:
(1)
the decedent or donor or heir, beneficiary or other transferee maintained his or her domicile or a usual residence in Germany or had its place of management or registered office in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside of Germany without maintaining a domicile in Germany or is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of domicile or usual residence with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a domicile nor have their usual residence in Germany);

(2)
at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or

(3)
the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of MYT Netherlands and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.

The Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts as of December 21, 2000 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern in der Fassung vom 21. Dezember 2000) (the “United States-Germany Inheritance and Gifts Tax Treaty”), provides that the German inheritance tax or gift tax can, with certain restrictions, only be levied in the cases of (1) and (2) above. Special provisions apply to certain German citizens living outside of Germany and former German citizens.
Other Taxes
No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of ADSs. Provided that certain requirements are met, an entrepreneur may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. Net wealth tax (Vermögensteuer) is currently not imposed in Germany. Certain member states of the European Union (including Germany) are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of ADSs.
Material Netherlands Tax Considerations
General
The following is a summary of material Netherlands tax consequences of the acquisition, ownership and disposal of our ADSs. To the extent this summary relates to legal conclusions under current Netherlands tax law, and subject to the qualifications it contains, it represents the opinion of Baker & McKenzie Amsterdam N.V., our special Dutch tax counsel. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution.
Holders should consult with their tax advisors with regard to the tax consequences of investing in the ADSs in their particular circumstances. The discussion below is included for general information purposes only. In general, for Dutch tax purposes, beneficial owners of ADSs should be treated as the beneficial owners of the capital of MYT Netherlands represented by such ADSs.
Please note that this summary does not describe the tax considerations for:

(1)
holders of ADSs, if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in us under the Netherlands Income Tax Act 2001 (Wet inkomstenbelasting 2001). A holder of securities in a company is considered to hold a substantial interest in such company if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(2)
a holder of an ADS that is not an individual for which its shareholdings qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (Wet op de vennootschapsbelasting 1969). A taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital generally qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(3)
holders of ADSs who are individuals for whom the ADSs or any benefit derived from the ADSs are a remuneration or deemed to be a remuneration for (employment) activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and

(4)
pension funds, investment institutions (fiscale beleggingsinstellingen), exempt investment institutions (vrijgestelde beleggingsinstellingen) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands and Netherlands law means the part of the Kingdom of the Netherlands located in Europe and its law respectively, as in effect on the date hereof and as interpreted in published case law until this date as available in printed form, without prejudice to any amendment introduced (or to become effective) at a later date and/or implemented with or without retroactive effect. The applicable tax laws or interpretations thereof may change, or the relevant facts and circumstances may change, and such changes may affect the contents of this section, which will not be updated to reflect any such changes.
Dividend withholding tax
MYT Netherlands is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by it (which withholding tax will not be borne by MYT Netherlands, but will be withheld by MYT Netherlands from the gross dividends paid). However, as long as it continues to have its place of effective management in Germany, and not in the Netherlands, under the Convention between the Federal Republic of Germany and the Netherlands for the avoidance of double taxation with respect to taxes on income of 2012, MYT Netherlands should be considered to be exclusively tax resident in Germany and should not be required to withhold Dutch dividend withholding tax. The exemption from withholding under the Convention does not apply to dividends distributed to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes or to holders of ADSs that are neither resident nor deemed to be resident of the Netherlands if the ADSs are attributable to a Dutch permanent establishment of such non-resident holder, in which events the following applies. See “Risk factors—If MYT Netherlands pays dividends, it may need to withhold tax on such dividends payable to holders of its ADSs in both Germany and the Netherlands.”
Dividends distributed by MYT Netherlands to individuals and corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individuals” and “Netherlands Resident Entities” as the case may be) or to holders of ADSs that are neither resident nor deemed to be resident of the Netherlands if the ADSs are attributable to a Netherlands permanent establishment of such non-resident holder are subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:
•
distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Netherlands dividend withholding tax purposes;

•
liquidation proceeds, proceeds of redemption of ordinary shares, or proceeds of the repurchase of ordinary shares by MYT Netherlands or one of its subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those ordinary shares as recognized for purposes of Netherlands dividend withholding tax, unless, in case of a repurchase, a particular statutory exemption applies;

•
an amount equal to the nominal value of ordinary shares issued or an increase of the nominal value of ordinary shares, to the extent that it does not appear that a contribution, recognized for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•
partial repayment of the paid-in capital, recognized for purposes of Netherlands dividend withholding tax, if and to the extent that MYT Netherlands has net profits (zuivere winst), unless the holders of ordinary shares have resolved in advance at a general meeting to make such repayment and the nominal value of the ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

Netherlands Resident Individuals and Netherlands Resident Entities can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same applies to holders of ADSs that are neither resident nor deemed to be resident of the Netherlands if the ADSs are attributable to a Netherlands permanent establishment of such non-resident holder.
Pursuant to legislation to counteract “dividend stripping,” a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the Netherlands Dividend Withholding Tax Act 1965. This legislation targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place.
Taxes on income and capital gains
Netherlands Resident Individuals
If a holder of ADSs is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the ADSs is taxable at the progressive income tax rates (with a maximum of 49.5%, rate for 2021), if:
(a)
the ADSs are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise, without being an entrepreneur or a shareholder in such enterprise, as defined in the Netherlands Income Tax Act 2001; or

(b)
the holder of the ADSs is considered to perform activities with respect to the ADSs shares that go beyond ordinary asset management (normaal, actief vermogensbeheer) or derives benefits from the ADSs that are taxable as benefits from other activities (resultaat uit overige werkzaamheden).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of ADSs, the ADSs are recognized as investment assets and included as such in such holder’s net investment asset base (rendementsgrondslag). Such holder will be taxed annually on a deemed income that is calculated based on a variable return between 1.898% and 5.69% (depending upon the amount of such holder’s net investment assets for the year) of his or her net investment assets for the year at an income tax rate of 31% for 2021. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on January 1 of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the ADSs are as such not subject to Netherlands income tax.

Netherlands Resident Entities
Any benefit derived or deemed to be derived from the ADSs held by Netherlands Resident Entities, including any capital gains realized on the disposal thereof, will be subject to Netherlands corporate income tax at a rate of 25% (a corporate income tax rate of 15% applies with respect to taxable profits up to €245,000, rates for 2021).
Non-residents of the Netherlands
Holders of ADSs other than Netherlands Resident Individuals or Netherlands Resident Entities will not be subject to Netherlands taxes on any benefits derived or deemed to be derived from ADSs shares, provided that:
(i)
such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the ADSs are attributable; and

(ii)
in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the ADSs shares that go beyond ordinary asset management and does not derive benefits from the ADSs that are taxable as benefits from other activities in the Netherlands.

Gift and inheritance taxes
Residents of the Netherlands
Gift and inheritance taxes will arise in the Netherlands with respect to a transfer of the ADSs by way of a gift by, or on the death of, a holder of ADSs who is resident or deemed to be resident in the Netherlands at the time of the gift or his/her death.
Non-residents of the Netherlands
No Netherlands gift or inheritance taxes will arise on the transfer of the ADSs by way of gift by, or on the death of, a holder of ADSs who is neither resident nor deemed to be resident in the Netherlands, unless:
(i)
in the case of a gift of ADSs by an individual who at the date of the gift was neither resident nor deemed to be resident in the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident in the Netherlands; or

(ii)
the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident in the Netherlands.

For purposes of Netherlands gift and inheritance taxes, amongst others, a person that holds the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his/her death. Additionally, for purposes of Netherlands gift tax, amongst others, a person not holding the Netherlands nationality will be deemed to be resident in the Netherlands if such person has been resident in the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.
Other taxes and duties
No Netherlands value added tax (omzetbelasting) and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of ADSs on any payment in consideration for the acquisition, ownership or disposal of the ADSs.
U.S. Taxation
Material U.S. Federal Income Tax Consideration for U.S. Holders
Subject to the limitations and qualifications stated herein, this section describes the material U.S. federal income tax consequences to U.S. holders (as defined below) of the ownership and disposition of ADSs, and insofar as the description of such law and the legal conclusions with respect thereto, represents the opinion of Baker & McKenzie LLP, our special U.S. tax counsel. This summary is not a comprehensive description of all U.S. tax considerations that may be relevant to a particular person’s decision to acquire ADSs. This summary applies only to U.S. holders that acquire ADSs for cash in this offering and hold the ADSs as capital assets within the meaning of Section 1221 of the Code. This discussion addresses only U.S. federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including non-U.S., state or local tax consequences, estate and gift tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income, the alternative minimum tax, or the base erosion and anti-abuse tax under Section 59A of the Code. This summary does not describe all the tax consequences that may be relevant to any particular investor or to any special class of holder, including:
•
a broker or dealer in securities,

•
a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•
a tax-exempt organization or governmental organization,

•
a tax-qualified retirement plan or other tax-deferred account,

•
a bank, insurance company or other financial institution,

•
a real estate investment trust or regulated investment company,

•
a person that actually or constructively owns 10% or more of the combined voting power of our voting stock or of the total value of our stock,

•
a person that holds ADSs as part of a straddle, hedging, conversion, or other “integrated” transaction,

•
a person that purchases or sells ADSs as part of a wash sale for tax purposes,

•
a U.S. holder (as defined below) whose functional currency is not the U.S. Dollar,

•
a U.S. expatriate or former citizen or long-term resident of the United States,

•
persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States,

•
a person who acquired ADSs pursuant to the exercise of any employee stock option or otherwise as compensation,

•
a corporation that accumulates earnings to avoid U.S. federal income tax,

•
an S corporation, partnership or other entity or arrangement treated as a partnership or other “pass-through” entity for U.S. federal income tax purposes (and investors therein),

•
a person deemed to sell ADSs under the constructive sale provisions of the Code, and

•
a person subject to special tax accounting rules as a result of any item of gross income with respect to the ADSs being taken into account in an applicable financial statement.

This discussion is based on the tax laws of the United States as in effect on the date of this prospectus, including the Code, and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this offering, the Treaty, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, and any such change could apply retroactively and could affect the U.S. federal income tax consequences described below. The statements in this summary are not binding on the U.S. Internal Revenue Service (the “IRS”) or any court, and thus we can provide no assurance that the U.S. federal income tax consequences discussed below will not be challenged by the IRS or will be sustained by a court if challenged by the IRS. In addition, this discussion is based in part upon the representations of the depositary in the deposit agreement and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms, as described in “Description of American Depositary Shares,” above.
If an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. Partnerships holding the ADSs and partners in such a partnership should consult their tax advisors with regard to the U.S. federal income tax treatment of an investment in the ADSs.
As used herein, the term “U.S. holder” means a beneficial owner of ADSs that, for U.S. federal income tax purposes, is or is treated as:
•
a citizen or resident of the United States,

•
a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•
an estate whose income is subject to U.S. federal income tax regardless of its source, or

•
a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

In general, and taking into account the foregoing assumptions, for U.S. federal income tax purposes, a holder of ADSs will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to U.S. federal income tax.
The United States Treasury has expressed concerns that intermediaries in the chain or ownership between the holder of an ADS and the issuer of the underlying ordinary shares may be taking actions that are inconsistent with the beneficial ownership of the underlying ordinary shares. Accordingly, the creditability of foreign tax credits by U.S. Holders of ADSs or the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by actions taken by intermediaries in the chain or ownership between the holder of an ADS and the Company.
You should consult your tax advisor regarding the U.S. federal, state and local tax consequences of owning and disposing of shares and ADSs in your particular circumstances.
Tax Status of MYT Netherlands for U.S. Federal Tax Purposes
For U.S. federal tax purposes, a corporation is generally considered to be a foreign corporation if it is organized or incorporated outside of the United States. Because MYT Netherlands is incorporated under the laws of the Netherlands, it would be classified as a foreign corporation under these rules. Section 7874 of the Code provides an exception to this general rule under which a foreign incorporated entity may, in certain circumstances, be classified as a U.S. corporation for U.S. federal tax purposes.
Under Section 7874, a corporation created or organized outside the U.S. (i.e., a foreign corporation) will nevertheless be treated as a U.S. corporation for U.S. federal tax purposes if (i) the foreign corporation directly or indirectly acquires substantially all of the properties held directly or indirectly by a U.S. corporation (the “Substantially All Test”), (ii) the former shareholders of the U.S. corporation from which the assets are acquired hold at least 80% (by either vote or value) of the shares of the foreign acquiring corporation after the acquisition by reason of holding shares in the U.S. corporation from which the assets are acquired (the “Ownership Test”), and (iii) the foreign corporation’s “expanded affiliated group” does not have substantial business activities in the foreign corporation’s country of organization or incorporation relative to such expanded affiliated group’s worldwide activities. If all of the aforementioned requirements are not satisfied, but would be satisfied if 80% was substituted for 60% in the Ownership Test, the foreign corporation is respected as a foreign corporation for U.S. federal tax purposes but limitations under Section 7874 can apply (the “Additional Limitations”).
In July 2019, MYT Netherlands was a party to an internal “foreign-to-foreign” Section 368(a)(1)(F) reorganization (the “F Reorganization”), and notwithstanding the fact that its operating assets were both non-U.S. and already owned through a foreign corporation prior to the F Reorganization, the IRS could assert that the Substantially All Test was satisfied. Even if such an assertion were to be successful, however, we do not believe that such F Reorganization caused MYT Netherlands (or any of its affiliates) to be treated as a U.S. corporation for U.S. tax purposes under Section 7874 (or that the Additional Limitations thereunder are applicable) because, among other things, the Ownership Test should not be satisfied. However, the law and

Treasury Regulations promulgated under Section 7874 are complex and unclear in many regards, and there is limited guidance regarding the application of Section 7874. Moreover, the IRS could assert that subsequent transactions that resulted in ownership changes should be considered part of the F Reorganization and that Section 7874 applies to the combined transactions. Accordingly, there can be no assurance that the IRS will not challenge its status as a foreign corporation or that such challenge would not be sustained by a court. If the IRS were to successfully challenge such status under Section 7874, MYT Netherlands and its affiliates could be subject to substantial additional U.S. federal income tax liability, and the U.S. federal tax consequences to the holders of the ADSs would be materially different than set forth herein. The remainder of this discussion assumes that MYT Netherlands will be respected as a foreign corporation for U.S. federal tax purposes under Section 7874.
Dividends and Other Distributions on ADSs
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” under the U.S. federal income tax laws, if you are a U.S. holder, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), other than certain pro-rata distributions of ADSs, will be treated as a dividend that is subject to U.S. federal income taxation. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. holders’ basis in the ADSs and any additional amounts thereafter will be treated as capital gain from the sale or exchange of the ADSs (see “—Sale or Other Taxable Disposition of ADSs” below). MYT Netherlands may not maintain calculations of its earnings and profits under U.S. federal income tax principles and, in such case, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. The depositary will be in constructive receipt of the dividend when the dividend is made unqualifiedly subject to the demand of the depositary. Dividends generally will not be eligible for the “dividends received deduction” allowed to U.S. corporations with respect to dividends received from other U.S. corporations.
Dividends received by noncorporate U.S. holders (including individuals) generally will be “qualified dividend income,” which is taxed at the lower rates applicable to long term capital gains, provided that (1) (i) ADSs are readily tradeable on an established securities market in the United States, or (ii) MYT Netherlands is eligible for the benefits of the Treaty, (2) MYT Netherlands is not a PFIC (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) the U.S. holder satisfies certain holding period requirements, and (4) the U.S. holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. MYT Netherlands has applied to have ADSs listed on the NYSE and expect that such ADSs will be readily tradeable on such an established securities market. MYT Netherlands also anticipates that it will be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC discussion below, MYT Netherlands generally expects that dividends it would pay will constitute qualified dividend income, provided that the U.S. holder satisfies the other requirements for such treatment set forth above. U.S. holders should consult their tax advisors regarding the availability of the preferential rate for qualified dividend income on dividends paid with respect to the ADSs.
The amount of any distribution paid in Euros (or other foreign currency) will be equal to the U.S. Dollar value of the Euros (or other foreign currency) received, translated at the spot rate of exchange on the date such distribution is includible in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. Dollars at that time. The amount of any distribution of property other than cash will be the U.S. Dollar fair market value of such property on the date of distribution.
Certain distributions on the ADSs may be subject to German and/or Dutch withholding tax, as discussed in “—German Taxation,” above and the risk factor “If MYT Netherlands pays dividends, it may need to withhold tax on such dividends payable to holders of its ADSs in both Germany and the Netherlands.” above. For U.S. federal income tax purposes, U.S. holders will be treated as having received the amount of any German or Dutch taxes withheld with respect to any such distribution and, as a result, the amount of dividend income a U.S. holder is required to include in gross income for U.S. federal income tax purposes with respect to a payment of dividends may be greater than the amount of cash actually received (or receivable) by such U.S. holder with respect to the payment. Subject to certain limitations (some of which vary depending upon the U.S. holder’s circumstances), any such German tax withheld and paid over to Germany will generally be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a reduction or refund of the tax withheld is available to you under German and/or Dutch law or under the Treaty, the amount of tax withheld that could have been reduced or that is refundable will not be eligible for credit against your U.S. federal income tax liability. See “—German Taxation—German Taxation of Holders of ADSs—Withholding Tax Refund for U.S. Treaty Beneficiaries,” above, for the procedures for obtaining a tax refund in Germany. The rules governing the treatment of foreign taxes and foreign tax credits for U.S. federal income tax purposes are complex, and U.S. holders should consult their tax advisors about the impact of these rules in their particular situations.
Dividends will generally be income from sources outside the United States and will generally be “passive” income for purposes of computing the foreign tax credit allowable to you. However, if MYT Netherlands is 50% or more owned, by vote or value, by United States persons, then solely for foreign tax credit purposes, a portion of its dividends allocable to its United States source earnings and profits may be treated as derived from sources within the United States. This rule does not apply to United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States. MYT Netherlands expects to be 50% or more owned, by vote or value, by United States persons for the current taxable year, and therefore a portion of any dividends MYT Netherlands pays may be treated as derived from sources within the United States for purposes of these rules subject to the exception. A U.S. holder may not be able to offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of any dividend that is from sources within the United States, unless the U.S. holder has income from sources outside the United States in the same foreign tax credit category from other sources. MYT Netherlands does not intend to provide to any U.S. holders any information that may be necessary to determine the portion of the dividends (if any) that would be treated as from sources within the United States for any particular year for purposes of these rules. The rules governing the treatment of foreign taxes and foreign tax credits for U.S. federal income tax purposes are complex, and U.S. holders should consult their own tax advisors about the impact of these rules in their particular situations.
Sale or Other Taxable Disposition of ADSs
Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if you are a U.S. holder and you sell or otherwise dispose of your ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar amount that you realize and your tax basis in your ADSs. A U.S. holder’s tax basis in the ADSs generally will equal the U.S. Dollar cost of such ADSs. Any such gain or loss generally will be treated as long term capital gain or loss if the U.S. holder’s holding period in the ADSs exceeds one year. Generally, for U.S. holders who are individuals (as well as certain trusts and estates), long-term capital gains are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses is subject to significant limitations. Any such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.
Passive Foreign Investment Company Rules
MYT Netherlands will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (1) at least 75% of its gross income is “passive income” for purposes of the PFIC rules or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce “passive income” or are held for the production of passive income. Subject to various exceptions, passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether MYT Netherlands is a PFIC, it will be treated as owning its proportionate share of the assets, and earning its proportionate share of the income, of any other corporation in which it owns, directly or indirectly, 25 percent or more (by value) of the stock.
Under the PFIC rules, if MYT Netherlands were considered a PFIC at any time that a U.S. holder holds ADSs, MYT Netherlands would continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds ADSs unless (1) MYT Netherlands ceases to be a PFIC and (2) the U.S. holder has made a mark-to-market election under the PFIC rules, the U.S. holder has made a QEF Election (as discussed below)

for the first taxable year of the U.S. holder’s holding period during which MYT Netherlands is a PFIC, or the U.S. holder has made a QEF Election for a later taxable year and has also made a “purging” election to recognize gain (which will be taxed under the rules applicable to “excess distributions” described below) as if the ADSs were sold for their fair market value on the day the QEF Election is effective.
Based on the anticipated market price of MYT Netherlands’ ADSs in this offering, the expected market price of MYT Netherlands’ ADSs following this offering and the composition of MYT Netherlands’ income, assets (and such assets’ adjusted bases) and operations, MYT Netherlands does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or in the foreseeable future. However, the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, involves extensive factual investigation, including ascertaining the applicable value of all of MYT Netherlands’ assets on a quarterly basis and the character of each item of income that it earns, and is subject to uncertainty in several respects. Therefore, there can be no assurance that MYT Netherlands will not be classified as a PFIC for the current taxable year or for any future taxable year or that the IRS will not take a contrary position. Accordingly, our legal counsel expresses no opinion with respect to our PFIC status for the current taxable year, and also expresses no opinion with regard to expectations regarding our PFIC status in the future.
If MYT Netherlands were considered a PFIC at any time that a U.S. holder holds ADSs (assuming such U.S. holder has not made a timely mark-to-market election, as described below), any gain recognized by the U.S. holder on a sale or other disposition (including certain pledges) of the ADSs, as well as the amount of any “excess distribution” (defined below) received by the U.S. holder, would be allocated ratably over the U.S. holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. For purposes of these rules, “excess distributions” for a taxable year are the amount by which any distributions received by a U.S. holder on ADSs in that taxable year exceeds 125% of the average of the annual distributions on the ADSs received during the preceding three-years or the U.S. holder’s holding period, whichever is shorter.
A U.S. holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its ADSs, provided that the ADSs are “marketable.” The ADSs will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury regulations. MYT Netherlands anticipates that the ADSs will be generally “regularly traded” on a “qualified exchange” for this purpose and therefore, in any year in which the ADSs are regularly traded, the mark-to-market election may be available to a holder of ADSs if MYT Netherlands becomes a PFIC. If a U.S. holder makes the mark-to-market election, it generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year when MYT Netherlands is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).
In addition, a U.S. holder that owns stock in a PFIC for U.S. federal income tax purposes will not be subject to the foregoing rules if the U.S. holder makes a “qualified electing fund” election (a “QEF Election”) for the first taxable year of the U.S. holder’s holding period during which we are a PFIC. If a U.S. holder makes such a QEF Election with respect to a PFIC, the U.S. holder will be currently taxable on its pro rata share of the PFIC’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year that the entity is classified as a PFIC (regardless of whether such amounts are distributed to the U.S. holder), and will not be required to include such amounts in income when actually distributed by the PFIC. If MYT Netherlands determines that it is a PFIC for any taxable year, it may not provide U.S. holders with the information necessary to make and maintain a valid QEF Election. Prospective U.S. holders should assume that a QEF Election will not be available.

In addition, if MYT Netherlands were a PFIC or, with respect to a particular U.S. holder, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the preferential dividend rates discussed above in “—Dividends and Other Distributions on ADSs” with respect to dividends paid to certain non-corporate U.S. holders would not apply.
If MYT Netherlands is considered a PFIC, a U.S. holder will also be subject to annual information reporting requirements. U.S. holders should consult their tax advisors about the potential application of the PFIC rules to an investment in ADSs.
The U.S. federal income tax rules relating to PFICs are complex. Prospective investors should consult their tax advisors with respect to the acquisition, ownership, and disposition of our ADSs and the consequences to them of an investment in a PFIC.
U.S. Information Reporting and Backup Withholding
Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and such U.S. holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing an appropriate claim for refund with the IRS and furnishing any required information.
Information With Respect to Foreign Financial Assets
Certain U.S. holders treated as individuals may be required to report information relating to an interest in ADSs, subject to certain exceptions (including an exception for ADSs held in accounts maintained by certain U.S. financial institutions). Penalties can apply if U.S. holders fail to satisfy such reporting requirements. U.S. holders should consult their tax advisors regarding the applicability of these requirements to their acquisition and ownership of ADSs.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO YOU. EACH PROSPECTIVE PURCHASER SHOULD CONSULT THEIR TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN ADSs UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the Selling Shareholder have agreed to sell to them, severally, the number of ADSs indicated below:
Underwriters	Number of ADSs
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Jefferies LLC
Cowen and Company, LLC
Total	15,647,059
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the ADSs directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $      per ADS under the public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.
We and the Selling Shareholder have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 586,764 and 1,760,294, respectively, additional ADSs at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ADSs offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed next to the names of all underwriters in the preceding table.
The following table shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the Selling Shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 2,347,058 ADSs in aggregate from us and the Selling Shareholder.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before, expenses, to the Selling Shareholder	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $13.5 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $30,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.
We have applied to list the ADSs on the NYSE under the trading symbol “MYTE.”
We, our executive officers, all members of our Management Board and Supervisory Board and the Selling Shareholder have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”) take any of the following actions regardless of whether any such transaction described above is to be settled by delivery of ADSs, ordinary shares or such other securities, in cash or otherwise:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares;

•
file any registration statement with the SEC relating to the offering of any ADSs, ordinary shares or any securities convertible into or exercisable or exchangeable for ADSs or ordinary shares; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ADSs or ordinary shares.

In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ADSs, ordinary shares or any security convertible into or exercisable or exchangeable for ADSs or ordinary shares.
The restrictions described in the immediately preceding paragraph do not apply to:
•
the sale of ADSs to the underwriters by us and the Selling Shareholder;

•
the issuance by the Company of ADSs or ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•
transactions by any person other than us relating to ADSs, ordinary shares or other securities acquired in open market transactions after the completion of the offering of the ADSs; provided that no filing under Section 16(a) of the Exchange Act, is required or voluntarily made in connection with subsequent sales of the ADSs, ordinary shares or other securities acquired in such open market transactions;

•
the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ADSs or ordinary shares, provided that (i) such plan does not provide for the transfer of ADSs or ordinary shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ADSs or ordinary shares may be made under such plan during the restricted period; or

•
ADSs purchased pursuant to the directed share program. See “—Directed Share Program.”

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the over-allotment option. The underwriters may also sell ADSs in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ADSs in the open market to stabilize the price of the ADSs. These activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the Selling Shareholder and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for ADSs. The initial public offering price was determined by negotiations between us, the Selling Shareholder and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Directed Share Program
At our request, the underwriters have reserved up to 782,353 ADSs, or 5.0% of the ADSs offered by this prospectus, for sale at the initial public offering price through a directed share program to certain individuals identified by our members of our Supervisory and Management Boards.
The number of ADSs available for sale to the general public will be reduced to the extent that such persons purchase such reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to ADSs sold pursuant to the directed share program. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares reserved for the directed share program. Morgan Stanley & Co. LLC will administer our directed share program.

Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the ADSs may only be made to persons, or to the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ADSs without disclosure to investors under Chapter 6D of the Corporations Act.
The ADSs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Canada
The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China
This prospectus does not constitute a public offer of ADSs, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The ADSs are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.
Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the ADSs offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.
European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom which has implemented the Prospectus Regulation (each, a “Relevant Member State”), an offer to the public of any ADSs may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any of ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of ADSs to be offered so as to enable an investor to decide to purchase any of ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Hong Kong
The ADSs may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder; or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the ADSs.
Accordingly, the ADSs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ADSs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ADSs. The ADSs may only be transferred en bloc without subdivision to a single investor.
Korea
The ADSs offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the ADSs will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification: Solely for the purposes of our obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA), that the ADSs are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the ADSs described herein. The ADSs may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading venue in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading venue in Switzerland, and neither this document nor any other offering or marketing material relating to the ADSs may be publicly distributed or otherwise made publicly available in Switzerland.
United Kingdom
Each underwriter has represented and agreed that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to ADSs in, from or otherwise involving the United Kingdom.

EXPENSES OF THE OFFERING
We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:
Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$35,337
FINRA filing fee	70,678
NYSE listing fee	100,000
Printing and engraving expenses	475,000
Legal fees and expenses	3,725,000
Accounting fees and expenses	7,480,000
Miscellaneous costs	1,613,985
Total	$13,500,000
All amounts in the table are estimates except the SEC registration fee, NYSE listing fee and FINRA filing fee. We will pay all of the expenses of this offering.
LEGAL MATTERS
The validity of the ordinary shares and ADSs with respect to Dutch and U.S. federal law and certain other matters of Dutch and U.S. federal law will be passed upon for us by Baker & McKenzie Amsterdam N.V. and Baker & McKenzie LLP, our Dutch and U.S. counsel. Certain legal matters with respect to Dutch and U.S. federal law in connection with this offering will be passed upon for the underwriters by De Brauw Blackstone Westbroek N.V. and Latham & Watkins LLP, the underwriters’ Dutch and U.S. counsel, respectively.
EXPERTS
The consolidated financial statements of MYT Netherlands Parent B.V. as of June 30, 2020, 2019, 2018 and July 1, 2017 and for each of the years in the three-year period ended June 30, 2020, have been included herein and in the registration statement in reliance upon the report of KPMG AG Wirtschaftsprüfungsgesellschaft (“KPMG”), an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.
ENFORCEMENT OF CIVIL LIABILITIES
We are incorporated and currently existing under European laws and the laws of the Netherlands. In addition, the majority of the members of our Management and Supervisory Board and senior management reside outside of the United States and a majority of our assets and those of our non-U.S. subsidiaries are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States on us or those persons or to enforce judgments obtained in U.S. courts based on the civil liability or other provisions of the U.S. securities laws or other laws against us or such persons.
As a general rule under Dutch law, in the case of a Dutch private company with limited liability with a two-tier board structure, a shareholder has no direct recourse against the members of the management board and the supervisory board, in the event that it is alleged that they failed to fulfil their obligations (proper management of the company) towards the company. Apart from insolvency or other special circumstances, only the company itself has the right to claim damages from members of the management and supervisory boards. It is customary for the company to waive such claims against the members of the management and supervisory boards in the course of the adoption of the annual accounts. Such waiver only covers events that are reflected in the annual accounts.
Awards of punitive damages in actions brought in the United States or elsewhere may not be enforceable in the Netherlands. In addition, actions brought in a Dutch court against MYT Netherlands or the members of our Supervisory Board and Management Board, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular,

Dutch courts may not award punitive damages. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the Netherlands will depend on the particular facts of the case as well as the laws and treaties in effect at the time.
Litigation in the Netherlands is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in the Netherlands are typically conducted in the Dutch language, and all documents submitted to the court would, in principle, have to be translated into Dutch. Evidentiary documents may be submitted in English, French or German, although the courts may request translations. Accordingly, it may be difficult for a U.S. investor to bring an original action in a Dutch court predicated upon the civil liability provisions of the U.S. federal securities laws against us, certain members of our Management and Supervisory Boards and senior management and the experts named in this prospectus. The United States and the Netherlands do not currently have a treaty providing for recognition and enforcement of judgments (other than the multi-party treaty with respect to arbitration awards) in civil and commercial matters. However, if a person has obtained a final judgment without appeal in such a matter rendered by a court in the United States that is enforceable in the United States and files his claim with the competent Dutch court, the Dutch court will recognize and give effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, (ii) proper legal procedures have been observed, (iii) the judgment does not contravene Dutch public policy and (iv) the judgment is not irreconcilable with a judgment of a Dutch court or an earlier judgment of a foreign court that is capable of being recognized in the Netherlands. Based on the foregoing, even if a judgment against our company, the members of our Management Board, Supervisory Board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or Dutch courts.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying ordinary shares represented by the ADSs to be sold in this offering. The ADS depositary has also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the Registration Statement on Form F-1, summarizes material provisions of contracts and other documents included in the Registration Statement. Since this prospectus does not contain all of the information contained in the Registration Statement on Form F-1, you should read the Registration Statement on Form F-1 and its exhibits and schedules for further information with respect to us and ADSs. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.
Immediately upon the effectiveness of the Registration Statement on Form F-1, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Our filings with the SEC are available to the public through the SEC’s website at www.sec.gov. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and members of our Management and Supervisory boards and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
Our SEC filings, including the Registration Statement on Form F-1, are also available to you on the SEC’s website at http://www.sec.gov.
As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.
We intend to furnish the depositary with a copy of all notices of general meetings of shareholders and other reports, communications, and information that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a general meeting received by the depositary from us.
We maintain a corporate website at www.mytheresa.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and our website address is included in this prospectus as an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
MYT NETHERLANDS PARENT B.V.—CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the management board
MYT Netherlands Parent B.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of MYT Netherlands Parent B.V. and subsidiaries (the Company) as of June 30, 2020, 2019, 2018 and July 1, 2017, the related consolidated statements of profit and comprehensive income, changes in equity, cash flows for each of the years in the three-year period ended June 30, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, 2019, 2018 and July 1, 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG AG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2019
Munich, Germany
November 23, 2020, except as to the share split described in Note 27, which is as of January 15, 2021

MYT Netherlands Parent B.V.
Consolidated Statements of Profit and Comprehensive Income
(Amounts in € thousands, except share and per share data)
		Year ended June 30,
(in € thousands)	Note	2018	2019	2020
Net sales	7,8	303,520	379,086	449,487
Cost of sales, exclusive of depreciation and amortization	16	(160,469)	(201,410)	(239,546)
Gross profit		143,051	177,676	209,941
Shipping and payment cost		(36,163)	(44,104)	(52,857)
Marketing expenses		(47,671)	(55,767)	(62,507)
Selling, general and administrative expenses	9	(40,114)	(52,038)	(66,427)
Depreciation and amortization	13,14,15	(6,796)	(7,686)	(7,885)
Other income, net	10	1,499	995	645
Operating income		13,806	19,076	20,910
Finance expenses, net	11	(4,835)	(13,986)	(11,119)
Income before income taxes		8,971	5,090	9,791
Income tax expense	12	(3,468)	(3,439)	(3,441)
Net income		5,503	1,651	6,350
Other comprehensive income		(1,244)	1,406	4,730
Comprehensive income		4,259	3,057	11,080
Basic and diluted earnings per share	5.2,27	€0.08	€0.02	€0.09
Weighted average ordinary shares outstanding (basic and diluted)		70,190,687	70,190,687	70,190,687
The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.
Consolidated Statements of Financial Position
(Amounts in € thousands)
(in € thousands)	Note	July 1, 2017	June 30, 2018	June 30, 2019	June 30, 2020
Assets
Non-current assets
Intangible assets and goodwill	13	154,968	155,066	155,208	154,966
Property and equipment, net	14	6,973	10,654	9,804	9,570
Right-of-use assets	15	24,831	22,740	17,711	19,001
Prepayment option	26	13	65	184	—
Total non-current assets		186,785	188,525	182,907	183,537
Current assets
Inventories	16	71,870	106,715	136,034	169,131
Trade and other receivables	17	3,686	5,560	5,648	4,815
Other assets	18	5,518	9,064	8,440	18,950
Cash and cash equivalents		18,393	3,690	2,120	9,367
Total current assets		99,467	125,029	152,242	202,263
Total assets		286,252	313,554	335,149	385,800
Shareholders’ equity and liabilities
Subscribed capital	19	72	72	72	1
Capital reserve	19	148,488	148,808	148,960	91,008
Accumulated Deficit		(41,738)	(36,235)	(34,584)	(28,234)
Accumulated other comprehensive income		(3,290)	(4,534)	(3,128)	1,602
Total shareholders’ equity		103,532	108,111	111,320	64,377
Non-current liabilities
Shareholder Loans	20	108,722	114,208	126,079	191,194
Other liabilities	23	—	1,121	3,515	5,905
Tax liabilities	21	3,216	4,666	975	3,853
Provisions	22	778	781	782	582
Lease liabilities	15	20,297	18,344	13,675	13,928
Deferred income tax liabilities, net	12,24	5,454	5,315	5,192	1,130
Total non-current liabilities		138,467	144,435	150,218	216,592
Current liabilities
Liabilities to banks	20	—	—	3,649	10,000
Lease liabilities	15	3,803	4,986	4,689	5,787
Contract liabilities	8	2,042	3,858	4,548	6,758
Trade and other payables		22,442	31,280	29,413	36,158
Other liabilities	23	15,966	20,884	31,312	46,128
Total current liabilities		44,253	61,008	73,611	104,831
Total liabilities		182,720	205,443	223,829	321,423
Total shareholders’ equity and liabilities		286,252	313,554	335,149	385,800
The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.
Consolidated Statements of Changes in Equity
(Amounts in € thousands)
(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2017	72	148,488	(41,738)	(3,290)	103,532
Net income	—	—	5,503	—	5,503
Other comprehensive income	—	—	—	(1,244)	(1,244)
Comprehensive income	—	—	5,503	(1,244)	4,259
Share-based compensation	—	320	—	—	320
Balance as of June 30, 2018	72	148,808	(36,235)	(4,534)	108,111
Balance as of July 1, 2018	72	148,808	(36,235)	(4,534)	108,111
Net income	—	—	1,651	—	1,651
Other comprehensive income	—	—	—	1,406	1,406
Comprehensive income	—	—	1,651	1,406	3,057
Share-based compensation	—	152	—	—	152
Balance as of June 30, 2019	72	148,960	(34,584)	(3,128)	111,320
Balance as of July 1, 2019	72	148,960	(34,584)	(3,128)	111,320
Net income	—	—	6,350	—	6,350
Other comprehensive income	—	—	—	4,730	4,730
Comprehensive income	—	—	6,350	4,730	11,080
Legal Reorganization	(71)	36,252		—	36,181
Distribution	—	(191,207)	—	—	(191,207)
Contribution	—	96,938	—	—	96,938
Share-based compensation	—	65	—	—	65
Balance as of June 30, 2020	1	91,008	(28,234)	1,602	64,377
The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.
Consolidated Statements of Cash Flows
(Amounts in € thousands)
		Year ended June 30,
(in € thousands)	Note	2018	2019	2020
Net income		5,503	1,651	6,350
Non-Cash items
Depreciation and amortization	13,14,15	6,796	7,686	7,885
Finance expenses, net	11	4,835	13,986	11,119
Share-based compensation	25	320	152	65
Income tax expense	12	3,468	3,439	3,441
Change in operating assets and liabilities
Increase (decrease) in provisions	22	3	1	(200)
Increase in inventories	16	(34,845)	(29,319)	(33,097)
(Increase) decrease in trade and other receivables		(1,874)	(88)	833
(Increase) decrease in other assets	18	(3,546)	624	(10,510)
Increase in other liabilities	23	5,988	12,642	17,894
Increase in contract liabilities		1,816	690	2,210
Increase (decrease) in trade and other payables		8,838	(1,867)	6,745
Income taxes paid		(2,164)	(7,230)	(2,176)
Net cash (used in) provided by operating activities		(4,862)	2,367	10,559
Expenditure for property and equipment and intangible assets		(5,495)	(1,845)	(2,420)
Proceeds from sale of property and equipment		64	—	—
Net cash (used in) investing activities		(5,431)	(1,845)	(2,420)
Proceeds from bank liabilities	20	4,500	25,649	90,750
Repayment of liabilities from banks	20	(4,500)	(22,000)	(84,399)
Lease payments		(3,822)	(5,070)	(4,256)
Interest paid	11	(588)	(671)	(2,973)
Net cash (used in) provided by financing activities		(4,410)	(2,092)	(878)
Net (decrease) increase in cash and cash equivalents		(14,703)	(1,570)	7,261
Cash and cash equivalents at the beginning of the period		18,393	3,690	2,120
Effects of exchange rate changes on cash and cash equivalents		—	—	(14)
Cash and cash equivalents at end of the period		3,690	2,120	9,367
The accompanying notes are an integral part of these consolidated financial statements.

MYT Netherlands Parent B.V.
Notes to the Consolidated Financial Statements for the period ended 30 June 2020
(Amounts in € thousands, except share and per share data)
1. Corporate information
MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a private company with limited liability, incorporated by MYT Intermediate Holding Co. under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the Dutch Chamber of Commerce under number 74988441.
Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.
Except where the context otherwise requires or where otherwise indicated, references to the MYT Netherlands Parent B.V. or the Company includes the predecessor Mariposa I. S.àr.l. (“Mariposa I”).
The consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on November 23, 2020, except for the share split described in Note 27 “Subsequent Events” as to which the date is January 15, 2021.
2. Related Party Financing and Prior Restructuring Transactions
2.1.
Related Party Financing Arrangements

Following the acquisition by Neiman Marcus in 2014, Mytheresa Group had a series of related party financing arrangements with its shareholders (collectively, the “Shareholder Loans”). These financing arrangements consisted of the following:
•
Convertible Preferred Equity Certificate—MYT Intermediate Holding Co., the direct parent of Mytheresa Group, held two Convertible Preferred Equity Certificates (“CPEC”) due from Mariposa I. The CPEC, which had a combined carrying amount of €36,095 thousand on June 30, 2019 and was classified within Shareholder Loans, are no longer outstanding following the Prior Restructuring Transactions (defined below) in July 2019.

•
Variable Interest Shareholder Loans—Through its former subsidiary Mariposa Luxembourg II S.a.r.l. (“Mariposa II”), Mytheresa Group was party to two related party U.S. Dollar denominated loans (“Variable Interest Shareholder Loans”) payable to MYT Intermediate Holding Co. These loans, which had a combined carrying amount of €89,984 thousand on June 30, 2019 and were classified within Shareholder Loans, were cancelled in February 2020 and are no longer outstanding following the Prior Restructuring Transactions.

•
Fixed Interest Shareholder Loans—Prior to February 28, 2020, MGG, an indirect subsidiary of Mariposa I, was party to two intercompany shareholder loans (“Fixed Interest Shareholder Loans”) payable to MYT Netherlands Parent B.V. (and formerly to other companies in the Mytheresa Group). As part of the Prior Restructuring Transactions, these previously intercompany loans were re-assigned to MYT Intermediate Holding Co, the direct shareholder of Mytheresa Group. As of June 30, 2020, the Fixed Interest Shareholder Loans had an outstanding balance of €191,194 thousand classified within Shareholder Loans as of June 30, 2020.

Mytheresa Group did not receive any cash proceeds under these financing arrangements. Refer to Note 20 for further details regarding the Shareholder Loans.

2.2.
Prior Restructuring Transactions

Prior to fiscal 2020, Mytheresa Group was a consolidated group of legal entities with Mariposa I as its parent. Mytheresa Group underwent a series of transactions (collectively the “Prior Restructuring Transactions”), which resulted in MYT Netherlands Parent B.V. becoming the parent of Mytheresa Group.
•
On May 31, 2019, MYT Netherlands Parent B.V. was formed by MYT Intermediate Holding Co. as a holding company with 1,000 ordinary shares and initial share capital of USD 1,000. On January 12, 2021, MYT Netherlands Parent B.V. effected a share split (see Note 27). Following its formation, MYT Netherlands Parent B.V. became a direct subsidiary of MYT Intermediate Holding Co. On July 24, 2019, MYT Intermediate Holding Co. contributed its shares held in Mariposa I and the CPEC receivable from Mariposa I to MYT Netherlands Parent B.V., whereby MYT Netherlands Parent B.V. became the direct parent of Mariposa I (the “Legal Reorganization”). This transaction was treated as a legal reorganization, which resulted in a decrease to share capital, with an offsetting increase to capital reserve. At this time, the CPEC receivable and payable became intercompany balances eliminated in consolidation. The Legal Reorganization, including the CPEC reassignment, resulted in a net increase of shareholders’ equity of €36,181 thousand.

On August 28, 2019, Mariposa II then merged into Mariposa I. Following the merger, the net assets of Mariposa II, including the Variable Interest Shareholder Loans, were reassigned to Mariposa I and Mariposa II ceased to exist. The merger had no impact on the consolidated financial results of Mytheresa Group.
Effective August 28, 2019, Mariposa I, entered into a cross-border merger with the MYT Netherlands B.V. Following the merger, the net assets of Mariposa I, including the Variable Interest Shareholder Loans, were reassigned to MYT Netherlands B.V. and Mariposa I ceased to exist. The cross-border merger had no impact on the consolidated financial results of Mytheresa Group.
•
In February 2020, the Variable Interest Shareholder Loans were forgiven by MYT Intermediate Holding Co. The loan forgiveness was treated as a capital contribution and resulted in a €96,938 thousand increase to capital reserve with an offsetting decrease to Shareholder Loans.

•
In February 2020, the Fixed Interest Shareholder Loans payable by MGG, which were previously payable to MYT Netherlands Parent B.V. and eliminated in consolidation, were reassigned to MYT Intermediate Holding Co. Following the reassignment, the Fixed Interest Shareholder loans are no longer eliminated in consolidation. The loan re-assignment to MYT Intermediate Holding Co. was treated as a capital distribution by the Company. The loan reassignments collectively resulted in a net decrease to shareholders’ equity of €191,207 thousand, net of taxes of €2,318 thousand.

•
On December 5, 2019, MYT Netherlands Parent B.V. acquired all issued and outstanding shares of Mytheresa SE, a shell company founded on January 17, 2019, with cash and cash equivalents and shareholders’ equity of €120 thousand each, for total consideration of €136 thousand.

3. Basis of presentation
The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).
The accounting principles set out below, unless stated otherwise, have been applied consistently for all periods presented in the consolidated financial statements.
Mytheresa Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the consolidated financial statements.
The functional currency of the Company is the U.S. Dollar (“USD”). The presentation currency of Mytheresa Group is Euro. Currency translation differences are recorded within the foreign currency translation reserve.
The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts presented are rounded to the nearest thousand except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

The consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.
IFRS 1 (“First Time Adoption of IFRS”)
As neither Mariposa I S.àr.l., nor MYT Netherlands Parent B.V. have prepared consolidated financial statements in the past, these consolidated financial statements of the Company are prepared in accordance with IFRS 1 (“First Time Adoption of IFRS”).
The Company’s subsidiary, MGG, previously prepared consolidated financial statements in accordance with IFRS. The consolidated financial statements prepared by MGG did not include financial information for Mariposa I S.àr.l. and MYT Netherlands Parent B.V.
IFRS 1 provides an exemption when a parent entity becomes a first-time adopter later than its subsidiary included in its consolidated financial statements. In these circumstances, the parent entity shall measure its assets and liabilities of the subsidiary on the date of transition at the same carrying amounts as in the IFRS financial statements of the subsidiary, after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiary.
Based on this exemption, Mytheresa Group elected to measure the assets and liabilities of MGG and its subsidiaries at the same carrying amounts used in its previously prepared IFRS consolidated financial statements.
Accordingly, the Fixed Interest Shareholder Loans between Mariposa I and MGG as of July 1, 2017 were eliminated, and the CPECs and the Variable Interest Loans were included in the consolidated statement of financial position for the first time at their respective fair values, including the separation of an embedded derivative.
4. Impacts to the consolidated financial statements due to Covid-19 pandemic
In December 2019, a novel strain of coronavirus (“COVID-19”) was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. Public health efforts to mitigate the impact of the pandemic include government actions such as travel restrictions, limitations on public gatherings, shelter in place orders and mandatory closures. Although the pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other adverse effects from the pandemic. While the flagship retail store and men’s location in Munich were closed during much of March and April 2020, Mytheresa Group continued to offer customers an uninterrupted boutique luxury shopping experience from its online business, which constitutes 97% of net sales.
To date, Mytheresa Group incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers, or its in-house operations. In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with warehouse and logistics functions remaining in operation throughout the pandemic. Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in the central warehouse facility in Heimstetten, Germany.
The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners, which may interrupt Mytheresa Group’s supply chain, impact future sales, and require other changes to operations. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of the Mytheresa Group’s goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.

5. Scope of Consolidation and Summary of Significant Accounting Policies
5.1.
Scope of consolidation

The consolidated financial statements include the accounts and results of the Company and its wholly owned subsidiaries.
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has the right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control commences until the date on which control ceases.
Besides MYT Netherlands Parent B.V. and Mariposa I S.à.r.l. the following subsidiaries are included in the scope of consolidation:
Subsidiary	Location	Percentage of ownership
Mariposa II S.à.r.l.(1)	Luxembourg, Luxembourg	100%
Mytheresa Group GmbH	Munich, Germany	100%
Mytheresa SE(2)	Munich, Germany	100%
Theresa Warenvertrieb GmbH	Munich, Germany	100%
mytheresa.com GmbH	Munich, Germany	100%
mytheresa.com Service GmbH	Munich, Germany	100%
mytheresa Business Information Consulting Co Ltd.(3)	Shanghai, China	100%

(1)
Mariposa II S.à.r.l was merged into Mariposa I S.à.r.l, which subsequently was merged into MYT Netherlands Parent B.V. in August 2019 (Refer to Note 2.2).

(2)
Mytheresa SE was acquired by the Company on December 5, 2019.

(3)
mytheresa Business Information Consulting Co Ltd. was founded on August 2, 2017

5.2
Summary of significant accounting policies

a)
Current versus non-current classification

Mytheresa Group classifies assets and liabilities by maturity. They are regarded as current if they mature within one year or within the normal operating business cycle of Mytheresa Group. The normal operating business cycle, which is less than one year, begins with the procurement of inventory and ends with the receipt of cash or cash equivalents as consideration for the sale of inventory. Inventories, trade and other receivables, and trade and other payables are always presented as current items.
b)
Foreign currency translation

Mytheresa Group’s consolidated financial statements are presented in Euro, which is the functional and presentation currency of the principal operating subsidiaries of Mytheresa Group. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is defined as the currency of the primary economic environment in which each entity operates.
The assets and liabilities of entities with a functional currency other than the Euro, are translated into Euro at the exchange rates at the reporting date. The income and expenses of such companies are translated into Euro at the exchange rates at the dates of the transactions. Foreign currency translation differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve.
For entities with Euro as their functional currency, transactions denominated in foreign currencies are translated at the exchange rates prevailing on the date of transaction. Balance sheet items denominated in currencies other than Euro, including the U.S. Dollar denominated Shareholder Loans, are translated at the closing rate for each reporting period, with resulting translation differences recognized within finance expenses, net.

The Company historically had intercompany Shareholder Loans payable by MGG denominated in USD. The foreign currency gains and losses incurred by MGG associated with these intercompany loans were classified within finance expenses, net and are not eliminated in consolidation.
c)
Revenue recognition

All revenue generated by Mytheresa Group is included within net sales on the consolidated statement of profit and comprehensive income.
Under IFRS 15, Mytheresa Group recognizes revenue when it transfers control of merchandise to a customer, which occurs upon delivery. Management applies the following five step model when determining the timing and amount of revenue recognition:
1.
Identifying the contracts with customers;

2.
Identifying the separate performance obligations;

3.
Determining the transaction price;

4.
Allocating the transaction price to separate performance obligations; and

5.
Recognizing revenue when each performance obligation is satisfied.

All revenues of Mytheresa Group qualify as contracts with customers and fall in the scope of IFRS 15.
Mytheresa Group generates revenue from the sale of merchandise shipped to customer.
Mytheresa Group recognizes revenues to reflect the transfer of goods or services to customers at an amount that represents the consideration the entity expects to receive including fixed amounts, variable amounts or both, such as returns, rebates and discounts. Revenue is recognized when the customer obtains control over the good upon delivery.
Delivery occurs when the products have been shipped to the specific location, the risks of loss have been transferred to the customer, and either the customer has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed or Mytheresa Group has objective evidence that all criteria for acceptance have been satisfied. A contract liability is recognized for products for which control has not been transferred to the customer. The related revenue is recognized when the customer obtains control of the product. A contract liability is also recognized from the sale of gift cards. As the entity expects to be entitled to a breakage amount, it recognizes the expected breakage amount as revenue in proportion to the pattern of rights exercised by the customer. The expected breakage is based on historical data adjusted for current expectations.
Mytheresa Group assesses all promised goods and services and identified performance obligations at contract inception. Contracts with customers include a single performance obligation, for example, the sale of a distinct bundle of sale of goods and related activities to provide these goods and services (packaging, shipping, credit card processing, settlement of duties and other transaction processing activities). As these related activities are not distinct performance obligations, revenue for these services is recognized at the time the performance obligation to facilitate the transaction between the seller and end consumer is satisfied.
No element of financing is deemed present as the sales are made with an immediate sales capture, which is consistent with market practice.
Goods sold to the customers can be returned or exchanged within 30 days of receipt of the goods. For expected returns, Mytheresa Group recognizes a refund liability as reduction of revenue and a right of return asset as reduction of cost of sales, exclusive of depreciation and amortization (“cost of sales”) based on historical data and expected future return rates.
Variable consideration might occur in form of promotional discounts. Mytheresa Group includes variable consideration estimated in accordance with IFRS 15.53 in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. As the contracts include only a single performance obligation, the transaction price is allocated to that performance obligation.
d)
Intangible assets and goodwill

Mytheresa Group’s intangible assets and goodwill primarily resulted from the acquisition of the Mytheresa operations by MGG in 2014. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. The useful life of intangible assets is assessed as either finite or indefinite.
Intangible assets with a finite useful life
Intangible assets with a finite useful life consist of licenses and software. Intangible assets with a finite life are amortized over their estimated useful economic life on a straight-line basis and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method of intangible assets with a finite useful life are reviewed at least annually, with any changes treated as changes in accounting estimates. Changes in the expected useful life or the expected pattern of consumption of the assets’ future economic benefits are considered when assessing the amortization method and useful life of the asset.
Amortization expense on intangible assets with finite lives is recognized in the consolidated statement of profit and comprehensive income within depreciation and amortization.
The estimated useful life of licenses and software is three years.
Intangible asset with indefinite life
Mytheresa Group recognizes trademarks intangible assets for Mytheresa brand names. As the trademark is core to the business and as there is no foreseeable limit to the future cash flows generated by the intangible asset, trademarks are assessed as indefinitely lived. Mytheresa Group assesses trademarks for impairment and potential changes in useful life annually in the fourth quarter, or when an event becomes known that may trigger impairment.
Goodwill
Mytheresa Group’s goodwill originated from the Neiman Marcus acquisition in 2014 and represents the difference between the purchase price and the net identifiable assets acquired.
Goodwill is not amortized but reviewed for impairment at least annually. Mytheresa Group consists of two cash generating units (“CGU”), which represent the lowest level in which the goodwill is monitored for internal management purposes. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU to its carrying value. Goodwill is reduced by the amount of impairment, if any. If the impairment exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU are reduced by the excess on a pro-rata basis. The Company tests goodwill for impairment annually in the fourth quarter of the year, or when an event becomes known that may trigger impairment.
e)
Property and equipment, net

Property and equipment, net is stated at historical cost, net of accumulated depreciation and accumulated impairment losses, if any. Historical cost includes any expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use.
Property and equipment, net is depreciated on a straight-line basis over each asset’s expected useful life. When significant parts of a fixed asset have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed at least annually and adjusted prospectively, if appropriate.
Mytheresa Group applies the following useful lives when estimating depreciation of property and equipment, net:

Asset type	Estimated useful life
Leasehold improvements	over the period of the lease
Other fixed assets and office equipment	3 – 15 years
If a leasehold improvement is expected to be in use after the expected expiration date of its associated lease, then it is depreciated over its estimated useful life.
All repair and maintenance costs are expensed when incurred.
Mytheresa Group assesses property and equipment, net for impairment whenever there is an indication of potential impairment.
f)
Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. Mytheresa Group assesses at the inception of the contract whether the contract is or contains a lease.
Mytheresa Group adopted IFRS 16 effective July 1, 2017, using the modified retrospective method. On July 1, 2017 Mytheresa Group recognized right-of-use assets in the amount of the lease liabilities in accordance with IFRS 16. D9B b) ii).
Mytheresa Group’s leases consist of real estate and company cars. Lease terms are negotiated on an individual basis and may contain a range of different terms and conditions. Lease contracts may be negotiated for fixed period or include extension options.
To determine the lease terms, all facts and circumstances which offer economic incentives to exercise extension options are included. If it is reasonably certain that a lease term will be extended, the related extension option is included. The lease terms include fixed payments as well as variable payments that depend on an index.
Extension options are included in the determination of the lease liability to the extent that it is reasonably certain that those options will be exercised by Mytheresa Group. Management of Mytheresa Group reviews forecasts, planned growth and facility capacity when determining whether an extension option is reasonably certain to be exercised.
The lease liability is subsequently measured as the present value of the expected lease payments. To determine the present value, Mytheresa Group discounts the remaining lease payments with the incremental borrowing rate of the lessee. The incremental borrowing rate is the interest rate that Mytheresa Group would be required to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset as the underlying lease agreement in a similar economic environment. Mytheresa Group applied incremental borrowing rates between 0.96% and 6.21% for the periods presented.
Right-of-use assets are measured at cost at the date of commencement. The cost is comprised of the initial lease liability measurement and any lease payments made before the commencement date, less any lease incentives received and estimated cost of dismantling and removing the underlying asset incurred by the lessee.
After the commencement date, Mytheresa Group measures right-of-use assets at cost less accumulated depreciation and any accumulated impairment losses.
For subsequent measurement, the carrying amount of the lease liability is increased to reflect the interest on the lease liability and reduced to reflect the lease payments made. The finance expenses associated with the lease term are recognized in the consolidated statement of profit and comprehensive income over the lease term.
To date, no impairment losses have been identified on Mytheresa Group’s right-of-use assets.
Mytheresa Group elected to apply an exemption for low value leases in accordance with IFRS 16. Low value leases are leases with contract amounts below $5 thousand. Lease payments associated with low value leases are expensed on a straight-line basis over the lease term. Accordingly, no right-of-use assets or lease liabilities are recognized for low value leases.
g)
Inventories

Inventories are measured at the lower of cost or net realizable value. Costs are assigned to individual items using the weighted average cost method. Costs of purchased inventory are determined after deducting rebates and discounts.
Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale. When circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.
The carrying amount of inventories is expensed as inventories are sold and recognized in cost of goods sold. Write-downs to net realizable value and losses are expensed in the period they occur. Any reversal of write-downs is recognized in the period the reversal occurs.
h)
Financial instruments—Initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These include both non-derivative financial instruments, such as trade and other receivables and payables, and derivative financial instruments, such as foreign exchange contracts.
Financial instruments are recognized when Mytheresa Group becomes party to the contractual provisions of the financial instrument. Generally, purchases and sales of financial assets are initially recognized at the settlement date.
Upon initial recognition, all financial assets and financial liabilities are measured at fair value plus or minus any directly attributable transaction costs, unless a financial instrument is classified at fair value through profit or loss.
Mytheresa Group categorizes all financial assets and financial liabilities at initial recognition.
Measurement categories
Financial assets and financial liabilities are grouped into the following categories according to IFRS 9:
•
measured at amortized cost (“AC”), which includes Mytheresa Group’s cash and cash equivalents, trade and other receivables and other assets, as well as trade and other payable, liabilities to banks and Shareholder Loans, and

•
measured at fair value through profit or loss (“FVTPL”), which includes Mytheresa Group’s free-standing derivatives (foreign exchange options) with a positive fair value.

Classification of financial assets depends on the business model used for managing financial assets and on the characteristics of the contractual cash flows involved. Financial assets are classified within AC category only when they are held exclusively to collect the contractual cash flows and when their contractual terms comprise cash flows that are solely payments of principal and interest on the principal amount outstanding. With the exception of derivatives, all financial assets are classified at AC.
Cash and cash equivalents consist of cash held at banks and cash on hand. Trade and other receivables are generally accounted for at AC less any impairment using the general impairment model. Deposits granted for rent which are not related to credit lines are recorded under other assets as restricted cash since they are not available for use in the operating business of Mytheresa Group. Other assets are recognized at nominal value.
Financial liabilities are generally classified at amortized cost. There are some exceptions, for example financial liabilities at fair value through profit or loss including derivatives not designated as hedging instruments. Financial liabilities need to be analyzed to determine whether they contain any embedded derivative. If the embedded derivative is not closely related to the host contract, such derivatives must be separated and be accounted for separately at FVTPL.
Subsequent measurement
Financial assets and financial liabilities in the AC category are subsequently measured using the effective interest method. Using the effective interest method, all directly attributable fees, consideration paid or received, transaction costs and other premiums or discounts included in the calculation of the effective interest rate are amortized over the expected term of the financial instrument. Interest income and expenses from the application of the effective interest method are presented as finance income, net in the consolidated statement of profit and comprehensive income.
Financial assets and financial liabilities in the FVTPL category are subsequently measured at fair value, with changes in value recognized in the consolidated statement of profit and comprehensive income.
Impairment
Under IFRS 9, Mytheresa Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments measured at amortized cost.
The general impairment methodology follows a three-stage approach based on the change in credit quality of financial assets since initial recognition (general approach). At initial recognition, debt instruments are assumed to have a low credit risk, for which a loss allowance for 12-months ECL is recognized (Stage 1). When there has been a significant increase in credit risk, the loss allowance is measured using lifetime ECL (Stage 2). A significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment. If there is objective evidence of impairment (Stage 3), Mytheresa Group also accounts for lifetime ECL and recognizes an impairment. Mytheresa Group considers that there is objective evidence of impairment if any of the following indicators are present: significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization or default or delinquency in payments.
Mytheresa Group applies this general approach for cash and cash equivalents as well as other assets. These assets are considered to have a low credit risk when the issuer has a strong capacity to meet its contractual cash flow obligations in the near term. Cash and cash equivalents are only placed at banks with credit ratings of investment grade or higher. Rental deposits are trust assets that, in case of a default of the counterparty, are separated from insolvency estate and are paid back primarily. Considering that, the impairment for these assets is not material.
For trade and other receivables, Mytheresa Group applies the simplified approach under which lifetime ECL is recognized without monitoring the change in customers’ credit risk.
Impairment losses, including reversals of impairment losses or impairment gains, are presented as other income, net in the consolidated statement of profit and comprehensive income.
Hedge Accounting
Mytheresa Group is exposed to currency risks as a result of participating in business activities outside the Euro zone. Mytheresa Group uses foreign currency derivatives to hedge and thus limit currency risks from sales in foreign currencies. The sales are hedged each fiscal year so that no derivatives are still in place at the balance sheet date. Mytheresa Group applied hedge accounting in accordance with IFRS 9 initially in fiscal year 2020. Currency risks are managed centrally within Mytheresa Group. Regular reports on the Group-wide development of risks and open positions with currency risk are made.
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Mytheresa Group only enters into foreign exchange derivatives (“foreign exchange forwards”) that are all designated as hedges of the foreign currency risk associated with the cash flows of highly probable forecast sales denominated in foreign currency. There is an economic relationship between the foreign currency sales and the foreign currency derivatives, the derivatives coincide in time with the underlying transactions, and the amounts are generally offset and the hedging relationship is therefore effective. Sources of ineffectiveness are the forward exchange transactions concluded in their entirety with identical hedging rates in the fiscal year; these were immaterial overall.
At the inception of a hedge relationship, Mytheresa Group documents the economic relationship between the hedging instruments and hedged items, including whether changes in the fair value of the hedged items are offset by changes in the fair value of the hedging instruments. Mytheresa Group documents its risk management objective and strategy for undertaking its hedging transactions. Detailed information on risk management and risks arising from Mytheresa Group’s financial instruments can be found in Note 26.
A hedging relationship qualifies for hedge accounting only if all of the following requirements for hedge effectiveness are met: there is an economic relationship between the hedged item and the hedging instrument, the effect of the credit risk does not dominate the changes in value that result from this economic relationship, the hedging relationship is the same as that which results from the amount of the hedged item that the Company actually hedges and the amount of the hedging instrument that the Company actually uses to hedge that amount of the hedged item. Hedging instruments are expected to be highly effective in achieving offsetting changes in cash flows. Hedging instruments are reviewed on an ongoing basis to determine that they have actually been highly effective throughout the financial year for which they are designated.
Mytheresa Group applies cash flow hedge accounting, whereby the spot component of the forward exchange contracts is designated as the hedging instrument. The effective portion of changes in the fair value of the designated cash component is recognized in the hedge reserve in other comprehensive income (“OCI I”, “cash flow hedge reserve”) within equity. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. In addition, Mytheresa Group recognizes changes in fair value related to the forward element in other comprehensive income (“OCI II”, “Cost of Hedging Reserve”) within equity. Amounts accumulated in equity are reclassified in the periods in which the hedging instrument affects profit or loss.
Application of hedge accounting in fiscal 2020 resulted in a €1,509 thousand reduction to net sales. If hedge accounting had not been applied, the amounts would have been recognized immediately within in finance expense, net as free-standing derivatives.
Derecognition
A financial asset is derecognized when the contractual rights to receive cash flows from the financial assets have expired or have been transferred and Mytheresa Group substantially transferred all rewards and risks associated with the ownership. In the case of sales of trade receivables, essentially all rewards and risks are transferred to the buyer of the receivables.
Financial liabilities are derecognized when the obligation under the liability is settled, cancelled or expired.
Offsetting
Financial assets and financial liabilities are only offset and presented net in the statement of financial position when Mytheresa Group has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Mytheresa Group might also enter into arrangements that do not meet the criteria for offsetting but still allow for the related amounts to be set off in certain circumstances, such as bankruptcy or the termination of a contract.
Netting agreements on derivative contracts or other assets and liabilities are not in place as of the balance sheet date.
Fair value measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date in the principal or, in its absence, the most advantageous market to which Mytheresa Group has access at that date. The fair value of a liability reflects its non-performance risk.

A number of Mytheresa Group’s accounting policies and disclosures require the measurement of fair value for both financial and non-financial assets and liabilities. Mytheresa Group measures the fair value of an instrument using the quoted price in an active market for that instrument, if such price is available. A market is regarded as “active” if transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
If there is no quoted price in an active market, then Mytheresa Group uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all factors that market participants would take into account in pricing a transaction.
Based on the input parameters used for valuation the fair values have to be assigned to one of the following levels of the fair value hierarchy:
•
Level 1: Quoted (unadjusted) market prices in active markets for identical assets and liabilities,

•
Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices), and

•
Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

i)
Provisions

Mytheresa Group recognizes provisions when it has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The increase in provision due to the passage of time is recognized as finance expenses.
j)
Income taxes

Current income taxes
Current income tax is the expected tax payable or receivable based on the taxable income or loss for the period and the tax laws that have been enacted or substantively enacted as of the reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. In case of uncertainties related to income taxes, they are accounted for in accordance with IFRIC 23 and IAS 12 based on the best estimate of those uncertainties.
Deferred taxes
Deferred taxes are recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income and are accounted for using the balance sheet-liability method.
Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized.
However, deferred tax liabilities are not recognized if the temporary difference arises from goodwill. Furthermore, deferred tax assets and deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable income, nor the accounting profit.
Current and deferred tax is charged or credited in the consolidated statement of profit and comprehensive income, except when it relates to items charged or credited directly to equity, in which case the current or deferred tax is also recognized directly in equity.

Deferred tax assets and liabilities are calculated using tax rates expected to be in place in the period of realization of the associated asset or liability, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period in the respective jurisdiction.
The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Mytheresa Group establishes tax liabilities on the basis of expected tax payments. Liabilities for trade taxes, corporate taxes and similar taxes on income are determined based on the taxable income of the consolidated entities less any prepayments made. Calculation of tax liabilities is based on the recent tax rates applicable in the tax jurisdiction of Mytheresa Group.
k)
Impairment of non-financial assets

Mytheresa Group assesses whether an asset may be impaired at each reporting date. If any indication of impairment exists, or when annual impairment testing for such an asset is required, Mytheresa Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal or its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount.
In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.
Mytheresa Group bases its impairment calculation on detailed budgets and forecasted cash flows, which generally cover a period of five years. Impairment losses are recognized in the consolidated statement of profit and comprehensive income in expense categories consistent with the function of the impaired asset.
For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or has decreased. If such indication exists, Mytheresa Group estimates the asset’s or CGU’s recoverable amount.
Impairment losses relating to goodwill cannot be reversed in future periods.
l)
Earnings per share

Basic earnings per share are calculated in accordance with IAS 33 (“Earnings per Share”) based on earnings attributable to the Company’s shareholders and the weighted average number of shares outstanding during the period. The common shares outstanding used for computation of earnings per share reflect the Legal Reorganization as if it occurred on January 1, 2017, adjusted for the share split described in Note 27. This presentation is consistent with the principles in IAS 33.64, which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue.
m)
Segment reporting

An operating segment is a component of Mytheresa Group that engages in business activities from which it may earn revenues and incur expenses and for which discrete financial information is available and used by the Chief Operating Decision Maker (“CODM”) to make decisions around resource allocation and review operating results of Mytheresa Group. Mytheresa Group identified its Chief Executive Officer and Chief Financial Officer as the CODM, collectively. Mytheresa Group does not separately present net sales by product category, because such information is not maintained on a basis consistent with IFRS and the preparation of such information would be unduly costly.

n)
Management equity incentive plan

Share-based compensation transactions within the scope of IFRS 2 are either recognized as cash-settled share-based compensation transactions or equity-settled share-based compensation transactions. The expenses are recognized within the personnel-related expenses and are measured at fair value by using an appropriate option pricing model in accordance with IFRS 2.
o)
Deferred offering costs

Mytheresa Group capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as other assets until such financings are consummated. After consummation of the equity financing, these costs are recorded in shareholders’ equity as a reduction to capital reserve. Should the equity financing no longer be considered probable of being consummated, the deferred offering costs would be expensed immediately as a charge to operating expenses in the statement of profit and comprehensive income. As of June 30, 2020, Mytheresa Group has deferred offering costs of €2,311 thousand classified within other assets.
5.3.
Changes in accounting policies and disclosures

a) New and revised standards and interpretations applied for the first time in the financial year
In fiscal 2020, Mytheresa Group applied “Amendments to References to the Conceptual Framework in IFRS Standards” issued by the IASB, which did not have a material effect on the consolidated financial statements.
Mytheresa Group has adopted COVID-19-Related Rent Concessions — Amendment to IFRS 16 Leases for the first time in fiscal 2020. The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and instead to account for those rent concessions as if they are not lease modifications. Mytheresa Group applied this practical expedient in fiscal 2020 on deferred rental for all contracts where such deferrals have been agreed.
b) New and revised standards issued, but not yet effective
At the date of authorization of these financial statements, Mytheresa Group has not applied the following new and revised IFRS standards that have been issued, but are not yet effective:
New or revised standard	Effective date
IFRS 4(A) Insurance Contracts – deferral of IFRS 9	January 1, 2021
IFRS 17(A) Insurance Contracts	January 1, 2023
IAS 1(A) Presentation of Financial Statements: Classification of Liabilities as Current or Non-current	January 1, 2023
IAS 1(A) and IAS 8(A) Definition of Material	January 1, 2020
IFRS 3(A) Business Combinations	January 1, 2022
IFRS 9(A), IAS 39(A) and IFRS 7(A) Interest Rate Benchmark Reform	January 1, 2020
IAS 16(A) Property, Plant and Equipment	January 1, 2022
IAS 37(A) Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements 2018-2020	January 1, 2022

(A)
Amendment

The Company is currently evaluating the effects of the new or revised accounting standards listed above but does not expect any material effects. Mytheresa Group does not expect the adoption of IFRS 3 (A), IFRS 4 (A) and IFRS 17 (A) to have any impact on the reported assets and liabilities or the consolidated net income. The effects on the consolidated financial statements resulting from the amendments to IAS 1 (A), IAS 8 (A), IAS 16 (A), IFRS 9 (A), IAS 39 (A), IFRS 7 (A), and IAS 37 (A) are not expected to be material as of the balance sheet date, although Mytheresa Group is currently evaluating the effects.

6. Critical accounting judgments and key estimates and assumptions
The preparation of Mytheresa Group’s consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities in future periods. The estimates and underlying assumptions are subject to continuous review.
Below is a summary of the critical measurement processes and the key assumptions used by management in applying accounting policies with regard to the future, and which could have significant effects on carrying amounts stated in the consolidated financial statements, or for which there is a risk that significant adjustments may be made to the carrying amount of assets and liabilities in subsequent years.
a) Critical accounting judgements
Inventory write-downs
Inventory is carried at the lower of cost or net realizable value, which requires an estimation of the products future net selling prices. When assessing the net realizable value of the inventory Mytheresa Group considers the quantity and aging of inventory on hand, anticipated sales volume, expected selling prices, and selling cost, taking into account long term averages.
Impairment of goodwill and trademark
At least annually, or when circumstances indicate a potential impairment event may have occurred, Mytheresa Group assesses whether its goodwill or indefinite-lived trademark is impaired. Key assumptions used in Mytheresa Group’s impairment assessments of these assets include forecasted cash flows of the business, estimated discount rate, royalty rates and future growth rates. Management uses internal and external data to forecast these key assumptions.
b) Key estimates and assumptions
Impairment of non-financial assets
Impairment exists when the carrying value of an asset or a CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow (“DCF”) model. The cash flows are derived from the budget for the next five years. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash inflows and outflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and intangible assets with an indefinite useful life recognized by Mytheresa Group.
7. Segment and geographic information
In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how the CODM assesses the performance of the business. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments.
During the first quarter of fiscal 2021, the Mytheresa Group implemented changes to its internal management reporting. Following the changes, the internal management reporting information used to monitor performance of the Company is presented in accordance with IFRS. The Company retrospectively restated its segment results for all periods presented on a basis consistent with the revised internal management reporting.
Previously, internal management reporting differed from figures reported under IFRS, due primarily to the timing of revenue recognition, which was based on shipment date for management reporting purposes, as well as the usage of a fixed foreign currency exchange rate for each fiscal year.

Assets are not allocated to the different business segments for internal reporting purposes.
The following is a reconciliation of the Company’s segment EBITDA to consolidated net income, which is prepared under the new reporting structure adopted in the first quarter of fiscal 2021.
EBITDA on segment level is defined as operating income excluding depreciation and amortization.
	June 30, 2018
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	292,030	11,490	303,520	—	303,520
EBITDA	20,105	772	20,877	(275)	20,602
Depreciation and amortization					(6,796)
Finance expenses, net					(4,835)
Income tax expense					(3,468)
Net income					5,503

	June 30, 2019
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	365,558	13,528	379,086	—	379,086
EBITDA	26,455	2,634	29,089	(2,327)	26,762
Depreciation and amortization					(7,686)
Finance expenses, net					(13,986)
Income tax expense					(3,439)
Net income					1,651

	June 30, 2020
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	437,448	12,039	449,487	—	449,487
EBITDA	32,361	1,947	34,308	(5,513)	28,795
Depreciation and amortization					(7,885)
Finance expenses, net					(11,119)
Income tax expense					(3,441)
Net income					6,350

(1)
Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail store, including strategic investor sale preparation costs of €2,059 thousand in fiscal 2019 and IPO preparation and transaction costs of €5,206 thousand in fiscal 2020.

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. The following table provides Mytheresa Group’s net sales by geographic location:
	Year ended June 30,
(in € thousands)	2018	2019	2020
Germany	69,714	84,534	88,866
United States	31,910	38,559	46,328
Europe (excluding Germany)(1)	108,383	141,951	178,747
Rest of the world(1)	93,513	114,042	135,546
	303,520	379,086	449,487

(1)
No individual country other than Germany and the United States accounted for more than 10% of net sales.

Substantially all amounts classified within net sales are derived from the sale of luxury goods. No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.
8. Net sales
On July 1, 2017, Mytheresa Group adopted IFRS 15 using the modified retrospective transition method. The standard establishes principles for reporting information to users of financial statements about the nature, amount, timing and uncertainty of revenue arising from an entity’s contracts with customers.
Net sales recognized from contract liabilities were €3,141 thousand in fiscal 2020 (2019: €1,627 thousand, 2018: €599 thousand).
9. Selling, general and administrative expenses
Selling, general and administrative expenses include all personnel costs for Mytheresa Group, IT expenses, costs associated with the distribution center, and other overhead costs.
Selling, general and administrative expenses consist of the following:
	Year ended June 30,
(in € thousands)	2018	2019	2020
Personnel-related expenses	(33,590)	(41,601)	(50,910)
Rental and other facility-related expenses	(1,728)	(1,786)	(932)
IT expenses	(1,782)	(2,733)	(4,567)
Other	(3,014)	(5,918)	(10,018)
	(40,114)	(52,038)	(66,427)
Mytheresa Group includes expenses related to share-based compensation for certain managing directors of the Company within personnel-related expenses (Refer to Note 25). Personnel-related expenses included expenses for long term transaction bonus plans in the amount of €2,456 thousand in fiscal 2020 (2019: €2,432 thousand, 2018: €2,085 thousand). Furthermore, the increase in personnel costs is mainly due to the early establishment new team members for the men’s luxury fashion segment in various departments. Mytheresa Group recognizes expenses of €5,206 thousand in connection with the preparation of strategic options in other costs.
10. Other income, net
Other income, net consists of the following:
	Year ended June 30,
(in € thousands)	2018	2019	2020
Other income
Other income	1,735	2,021	2,062
Foreign exchange gains, net	542	—	65
Subleasing income	—	478	—
	2,277	2,499	2,127
Other expenses
Foreign exchange losses, net	(308)	(704)	—
Other operational expenses	(470)	(800)	(1,482)
	(778)	(1,504)	(1,482)
	1,499	995	645

11. Finance expenses, net
Finance expenses, net consists of the following:
	Year ended June 30,
(in € thousands)	2018	2019	2020
Finance expenses
Interest expenses from Shareholder Loans	(8,069)	(8,634)	(7,492)
Foreign exchange losses from Shareholder Loans, net	—	(4,682)	(2,209)
Interest expenses on revolving credit facility	(53)	(185)	(951)
Interest expenses on leases	(535)	(486)	(523)
	(8,657)	(13,987)	(11,175)
Finance income
Interest income from Shareholder Loans	—	1	56
Foreign exchange gains from Shareholder Loans, net	3,822	—	—
	3,822	1	56
Finance expenses, net	(4,835)	(13,986)	(11,119)
12. Income tax expense
Income tax expense consists of the following:
	Year ended June 30,
(in € thousands)	2018	2019	2020
Current tax	(3,607)	(3,562)	(5,185)
Deferred tax	139	123	1,744
Income tax expense	(3,468)	(3,439)	(3,441)
During fiscal 2018, fiscal 2019 and fiscal 2020, Mytheresa Group’s primary statutory tax rate was 27.8%, consisting of the German corporate tax rate of 15%, a 5.5% solidarity surcharge on the corporate tax rate, and a trade tax rate of 12%.
Mytheresa Group’s Chinese subsidiary, mytheresa Business Information Consulting Co. Ltd., is subject to corporate income taxes in China, which had a statutory rate of 5% in fiscal 2018, fiscal 2019 and fiscal 2020.
During fiscal 2018 and 2019, Mariposa I`s S.à r.l.´s tax rate was 26.01% and 24.94%. During fiscal 2020, MYT Netherlands Parent B.V.’s tax rate was 19% for the first €200 thousand of taxable income and 25% for the any amounts exceeding €200 thousand.
The table below reconciles the expected income tax expense amount, based on Mytheresa Group’s expected tax rate of 27.8%, to the actual income tax expense amounts for fiscal 2018, fiscal 2019 and fiscal 2020.

	Year ended June 30,
(in € thousands)	2018	2019	2020
Income before tax	8,971	5,090	9,791
Tax at the expected group tax rate (27.8%)	(2,494)	(1,415)	(2,722)
Tax effects of:
Non-deductible interest expenses from interest cap	(867)	(1,103)	(1,042)
Recognition of deferred tax assets on prior period interest carry-forward	—	—	1,400
Trade tax add-backs and deductions	(269)	(331)	(233)
Other non-deductible expenses	(625)	(778)	(874)
Tax free income	1,438	1,297	108
Tax rate difference between group and local tax rates	54	32	57
Prior year adjustments	—	—	(85)
Non-recognition on deferred tax assets on loss carryforwards	(583)	(1,062)	(18)
Others	(122)	(79)	(32)
Income tax expense	(3,468)	(3,439)	(3,441)
Effective total income tax rate (%)	38.7%	67.6%	35.1%
13. Intangible assets and goodwill
Mytheresa Group’s intangible assets and goodwill consist of the following:
	As of June 30,
(in € thousands)	July 1, 2017	2018	2019	2020
Intangible assets with finite life
Software and license	491	589	731	489
Intangible assets with indefinite life
Trademark	15,585	15,585	15,585	15,585
Goodwill	138,892	138,892	138,892	138,892
	154,968	155,066	155,208	154,966
Intangible assets with a finite useful life
Mytheresa Group has intangible assets with a finite useful life, consisting of licenses and software. Amortization expense of the intangible assets is entirely classified within depreciation and amortization in the consolidated statements of profit and comprehensive income.
The following table presents the changes in Mytheresa Group’s finite-lived intangible assets during fiscal 2018, fiscal 2019 and fiscal 2020:

	Year ended June 30,
(in € thousands)	2018	2019	2020
Cost
Beginning of fiscal year	1,996	2,571	3,146
Additions	575	575	220
End of fiscal year	2,571	3,146	3,366
Accumulated amortization
Beginning of fiscal year	1,504	1,982	2,415
Amortization charge of the year	478	433	462
End of fiscal year	1,982	2,415	2,877
Carrying amount at end of year	589	731	489
Indefinite-lived intangible assets
Mytheresa Group’s MYTHERESA and mytheresa.com trademarks represent an indefinite-lived intangible asset. Mytheresa Group assessed the trademark for potential impairment as of July 1, 2017 and during the fourth quarters of fiscal 2018, fiscal 2019 and fiscal 2020, determining that no impairments had occurred.
When assessing the trademarks for potential impairment, the fair value of the trademarks was determined using the relief from royalty income approach. Under this approach, management estimated future cash flows based on projected revenue growth, an assumed royalty rate and discount rate. Revenue growth is estimated based on internal projections considering Mytheresa Group’s past performance and forecasted growth. The discount rate and royalty rate are based on market participant assumptions.
	Fiscal Year
(in € thousands)	2018	2019	2020
Discount rate	8.2%	7.7%	7.1%
Royalty rate	2.0%	2.0%	2.0%
Terminal revenue growth rate	2.0%	2.0%	2.0%
Goodwill
MGG acquired 100% of the outstanding shares of mytheresa.com GmbH on October 9, 2014 and Theresa Warenvertrieb GmbH on October 31, 2014. The goodwill resulting from this acquisition is attributable to Mytheresa Group’s online operations and retail store and is not deductible for tax purposes. There were no acquisitions in the periods presented.
Goodwill has been allocated to Mytheresa Group’s two identified CGUs, the online operations and the retail store. Mytheresa Group allocates €137,933 thousand and €959 thousand of goodwill to online operations and the retail store, respectively, which remained unchanged for all periods presented.
The recoverable amounts of the CGUs are determined based on each respective CGU’s value in use. The key assumptions for determining the value in use are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU’s and the group of units. The growth rates are based on industry growth forecasts.
Mytheresa Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next five years. The assumed terminal growth rates and discount rates applied in Mytheresa Group’s goodwill impairment assessments were as follows:

	Fiscal Year
(in € thousands)	2018	2019	2020
Online
Terminal growth rate	2.0%	2.0%	2.0%
Discount rate	10.8%	10.0%	9.2%
Retail store
Terminal growth rate	2.0%	2.0%	2.0%
Discount rate	10.7%	9.7%	8.7%
This terminal growth rates applied in the impairment assessments do not exceed the average long-term growth rate for either the online operations or retail store CGUs. The discount rate applied is derived from Mytheresa Group’s weighted average cost of capital, which is benchmarked to externally available data.
Mytheresa Group has not incurred any impairment losses related to goodwill or its intangible assets .
14. Property and equipment, net
Changes in Property and equipment, net during the years presented were as follows:
(in € thousands)	Leasehold improvements	Other fixed assets and office equipment	Total property and equipment
Cost
As of July 1, 2017	6,592	5,790	12,382
Additions	2,717	2,203	4,920
Disposals	(183)	—	(183)
As of June 30, 2018	9,126	7,993	17,119
Accumulated depreciation and impairment
As of July 1, 2017	1,852	3,557	5,409
Depreciation charge of the year	339	836	1,175
Disposals	(119)	—	(119)
As of June 30, 2018	2,072	4,393	6,465
Carrying amount
As of July 1, 2017	4,740	2,233	6,973
As of June 30, 2018	7,054	3,600	10,654
Cost
As of July 1, 2018	9,126	7,993	17,119
Additions	373	897	1,270
As of June 30, 2019	9,499	8,890	18,389
Accumulated depreciation and impairment
As of July 1, 2018	2,072	4,393	6,465
Depreciation charge of the year	1,054	1,066	2,120
As of June 30, 2019	3,126	5,459	8,585
Carrying amount
As of July 1, 2018	7,054	3,600	10,654
As of June 30, 2019	6,373	3,431	9,804
Cost
As of July 1, 2019	9,499	8,890	18,389
Additions	214	1,859	2,073
As of June 30, 2020	9,713	10,749	20,462
Accumulated depreciation and impairment

(in € thousands)	Leasehold improvements	Other fixed assets and office equipment	Total property and equipment
As of July 1, 2019	3,126	5,459	8,585
Depreciation charge of the year	954	1,353	2,307
As of June 30, 2020	4,080	6,812	10,892
Carrying amount
As of July 1, 2019	6,373	3,431	9,804
As of June 30, 2020	5,633	3,937	9,570
15. Leases
Expenses on leases accounted for under the low value exemption amounted to €159 thousand in fiscal 2020 (2019: €160 thousand, 2018: €117 thousand). Expenses relating to variable lease payments not included in the measurement of lease liabilities amounted to €102 thousand in fiscal 2020 (2019: €148 thousand, 2018: €130 thousand). Mytheresa Group incurred depreciation and interest expenses in an amount of €5,639 thousand in fiscal 2020. Rent concessions in an amount of €761 thousand had an impact on the incurred expenses in fiscal 2020.
Income from subleasing right-of-use assets related to a warehouse, classified as operating lease, amounted to €0 in fiscal 2020 (2019: €478 thousand, 2018: €542). The underlying lease arrangement terminated in fiscal year 2019. Mytheresa Group classifies subleasing income within other income, net on the consolidated statement of profit and comprehensive income.
The total cash outflow for leases amounted €4,767 thousand in fiscal 2020 (2019: €5,556 thousand, 2018: €4,357 thousand). Interest expenses from lease liabilities amounted to €511 thousand in fiscal 2020 (2019: €486 thousand, 2018: €535 thousand).
Right-of-use asset activity during the reporting periods presented is comprised of the following:
(in € thousands)	Land and buildings	Company Cars	Total right-of- use assets
Cost
As of July 1, 2017	24,801	30	24,831
Additions	3,052	—	3,052
As of June 30, 2018	27,853	30	27,883
Accumulated depreciation and impairment
As of July 1, 2017	—	—	—
Depreciation Charge of the year	5,130	13	5,143
As of June 30, 2018	5,130	13	5,143
Carrying Amount
As of July 1, 2017	24,801	30	24,831
As of June 30, 2018	22,723	17	22,740
Cost
As of July 1, 2018	27,853	30	27,883
Additions	100	4	104
As of June 30, 2019	27,953	34	27,987
Accumulated depreciation and impairment
As of July 1, 2018	5,130	13	5,143
Depreciation Charge of the year	5,120	13	5,133
As of June 30, 2019	10,250	26	10,276
Carrying Amount

(in € thousands)	Land and buildings	Company Cars	Total right-of- use assets
As of July 1, 2018	22,723	17	22,740
As of June 30, 2019	17,703	8	17,711
Cost
As of July 1, 2019	27,953	34	27,987
Additions	6,364	42	6,406
As of June 30, 2020	34,317	76	34,393
Accumulated Depreciation and Impairment
As of July 1, 2019	10,250	26	10,276
Depreciation Charge of the year	5,104	12	5,116
As of June 30, 2020	15,354	38	15,392
Carrying Amount
As of July 1, 2019	17,703	8	17,711
As of June 30, 2020	18,963	38	19,001
16. Inventories
Mytheresa Group’s inventories consist entirely of finished goods merchandise acquired from fashion designers. Mytheresa Group records inventories at the lower of cost or net realizable value. Inventory expenses amounted to €239,210 thousand in fiscal 2020 (2019: €201,204 thousand, 2018: €160,136 thousand). Inventory write-downs classified as cost of sales during fiscal 2020 were €335 thousand (2019: €305 thousand, 2018: €333 thousand).
The main portion of the inventory is pledged under Mytheresa Group’s revolving credit facilities.
17. Trade and other receivables
The carrying amount of trade and other receivables approximates their fair value due to their short-term nature. The trade and other receivables are non-interest bearing. The maximum credit risk at the balance sheet date, which corresponds to the carrying amount of trade and other receivables, was taken into account in accordance with IFRS 9 when measuring the allowance for expected credit losses. Information about the impairment of trade and other receivables and Mytheresa Group’s exposure to credit risk, currency risk and interest rate risk can be found in Note 26.
Trade accounts receivables are partially pledged under Mytheresa Group’s revolving credit facilities.
18. Other assets
Other assets consist of the following:
	As of June 30,
(in € thousands)	July 1, 2017	2018	2019	2020
Right of return asset	2,591	3,261	4,784	5,075
IPO preparation costs	—	—	—	2,312
Other assets	1,265	3,585	1,172	7,746
Prepaid expenses	1,651	2,205	2,394	2,012
Deposits	11	13	90	1,805
	5,518	9,064	8,440	18,950
The increase in other assets in fiscal 2020 mainly results from claims against payment service providers in the amount of €4,784 thousand and advance payments made in the amount €1,168 thousand.

19. Shareholder’s equity
As of July 1, 2017, June 30, 2018 and 2019, Subscribed capital is €72 thousand, representing 8,000 shares outstanding with a nominal value per share of USD 1 issued by Mariposa I S.à r.l.
Following the Prior Restructuring Transactions (Refer to Note 2.2) and the Legal Reorganization in August 2019, subscribed capital reduced to €1 thousand, representing 1,000 shares outstanding with a nominal value per share of €1.00 issued by MYT Netherlands Parent B.V., prior to the share split described in Note 27. The subscribed capital is fully paid, and repayment of subscribed capital is restricted.
Capital reserve reflects the additional paid in capital, including amounts relates to the Prior Restructuring Transaction, from Mytheresa Group’s shareholder and share-based compensation expense. Refer to Note 2.2 for the effect of the Prior Restructuring Transactions on shareholders’ equity.
Amounts recognized in other comprehensive income pertain solely to foreign currency translation adjustments.
20. Shareholder Loans and liabilities to banks
Mytheresa Group is party to two revolving credit facilities, in addition to multiple shareholder loans (collectively, the “Shareholder Loans”).
Revolving Credit Facilities
Mytheresa Group is party to a revolving credit facility with Commerzbank Aktiengesellschaft, of which €35,000 thousand matures on December 31, 2023 and €10,000 thousand matures on March 31, 2021. The maximum borrowing capacity of the revolving credit facility is €45,000 thousand. As of June 30, 2020, Mytheresa Group had total borrowings on this Facility of €5,000 thousand, in addition to rental and tax guarantees of €1,303 thousand related to the corporate headquarters facility in Aschheim, Germany. Total availability on this Facility was €38,697 thousand as of June 30, 2020.
Mytheresa Group is party to a revolving credit facility with UniCredit Bank AG, of which €35,000 thousand matures on December 31, 2023 and €10,000 thousand matures on March 31, 2021. The maximum borrowing capacity of the revolving credit facility is €45,000 thousand. As of June 30, 2020, Mytheresa Group had total borrowings on this Facility of €5,000 thousand. Total availability on this Facility was €40,000 thousand of June 30, 2020.
As of June 30, 2020, Mytheresa Group met all financial and non-financial covenants under its revolving credit facilities.
Shareholder Loans
Variable Interest Shareholder Loans
Mytheresa Group, through its former subsidiary Mariposa II, was party to two variable interest related party U.S. Dollar denominated loans (“Variable Interest Shareholder Loans”) payable to its shareholder, MYT Intermediate Holding Co. These loans originated on December 18, 2014 and January 15, 2015, respectively, and had original principal balances of USD 105 million and USD 1.7 million, respectively. Both Variable Interest Shareholder Loans had variable interest rates set at the federal funds rate. Interest on both loans compounded semi-annually each July and January, with interest capitalized into the principal. The Variable Interest Shareholder Loans were originally scheduled to mature on December 18, 2020.
Mytheresa Group recognized the Variable Interest Shareholder Loans at their fair value. Subsequently, Mytheresa Group measured the Variable Interest Shareholder Loans at amortized cost.
During fiscal 2020, Mytheresa Group incurred interest expense of €3,943 thousand (2018: €5,415 thousand; 2019: €5,099 thousand) on the Variable Interest Shareholder Loans.
Effective August 28, 2019, the payment obligations for the Variable Interest Shareholder Loans were reassigned to MYT Netherlands Parent B.V. as part of the Prior Restructuring Transactions. On February 28, 2020, the Variable Interest Shareholder Loans were forgiven by MYT Intermediate Holding Co.

Convertible Preferred Equity Certificate
Mariposa I previously issued two US Dollar denominated CPECs. The CPECs were originally payable to MYT Intermediate Holding Co. and subsequently reassigned to MYT Netherlands Parent B.V. as part of the Prior Restructuring Transactions. Following the reassignment to MYT Netherlands Parent B.V., the CPECs were eliminated in consolidation when MYT Netherlands Parent B.V. became the direct parent of Mariposa I (Refer to Note 2.2).
Both CPECs allowed for interest capitalization into the principal and had the following terms:
Instrument	Origination Date	Original Principal	Fixed Interest Rate	Maturity Date
CPEC I	December 18, 2014	USD 45.0 million	5.825%	December 18, 2044
CPEC II	December 19, 2014	USD 39.5 million	5.825%	December 19, 2043
Mytheresa Group recognized the CPEC loan obligations at fair value. Subsequently, Mytheresa Group measured the CPEC loan obligations at amortized cost.
The CPECs each contained conversion features, allowing the certificate holder to convert the CPECs into a fixed amount of shares of Mariposa I. The fixed amount of shares was equal to the outstanding CPEC balance divided by the nominal share price of Mariposa I. The conversion features were scheduled to become exercisable in December 2035. Mytheresa Group did not assign any value to the conversion features, because they were legally attached to the outstanding shares of Mariposa I, which had only one shareholder until its dissolution on August 28, 2019.
CPEC I and CPEC II each contained two prepayment rights. Under the first prepayment right, Mytheresa Group had the right to prepay the loan (in part or in full) beginning December 2035. The first prepayment right was subordinate to the certificate holders’ conversion rights. The second prepayment right allowed for prepayment of up to 99% of the principal amount with prior approval by the board of managers. The Company recognized the prepayment rights as an asset at fair value with changes in fair value recognized in profit and loss. As of June 30, 2019, the fair value recognized for the prepayment rights was €185 thousand (July 1, 2017: €13 thousand; June 30, 2018: €65 thousand). The prepayment rights were derecognized on August 28, 2019 as part of the Prior Restructuring Transactions.
Fixed Interest Shareholder Loans
Prior to February 28, 2020, MGG, a subsidiary of MYT Netherland Parent B.V. was party to two intercompany shareholder loans (“Fixed Interest Shareholder Loans”) payable to MYT Netherlands Parent B.V or other companies within Mytheresa Group. The Fixed Interest Shareholder Loans originated on October 9, 2014 as part of the Neiman Marcus acquisition in 2014 with both loans having substantially the same terms and conditions. Both loans had original maturity dates of October 9, 2020, which were changed to October 9, 2025 on December 13, 2019. The two loans had original principal balances of $105 million and $45 million, respectively, with fixed interest rates of 6.00% per annum. Interest on both loans compounds semi-annually each July and January, with both loans allowing for interest capitalization into the principal.
These loans were reassigned (the “Reassignment”) to MYT Intermediate Holding Co. on February 28, 2020, with the related party liability remaining with MGG. The Reassignment was recorded at the fair value of the Fixed Interest Shareholder Loans, using an interest rate of 5.25%, calculated based on cash flows discounted by using market interest rates and credit risk derived from a peer group. Following the Reassignment, the Fixed Interest Shareholder Loans were no longer treated as intercompany loans. The Reassignment was treated as a capital distribution, see Note 2.2.
Subsequent to the Reassignment on February 28, 2020, Mytheresa Group incurred €3,367 thousand in interest expense related to the Fixed Interest Shareholder Loans during fiscal 2020.
Mytheresa Group is not required to make any accrued interest and outstanding principal payments on the Fixed Interest Shareholder Loans until their respective maturity dates in 2025. Under the agreement terms for both Fixed Interest Shareholder Loans, Mytheresa Group may prepay any outstanding principal or accrued interest amounts (in part or in full) at any time without penalty.

The Fixed Interest Shareholder Loans do not contain any financial covenants. As of June 30, 2020, Mytheresa Group was in compliance with all non-financial covenants under the Fixed Interest Shareholder Loans. The carrying amounts of the Shareholder Loans were as follows:
	July 1,	As of June 30,
(in € thousands)	2017	2018	2019	2020
Shareholder Loans
Variable Interest Shareholder Loan(1)	77,639	80,807	88,425	—
Variable Interest Shareholder Loan(1)	1,268	1,322	1,559	—
CPEC I(2)	15,697	16,875	19,057	—
CPEC II(2)	14,118	15,204	17,038	—
Fixed Interest Shareholder Loan(3)	—	—	—	57,380
Fixed Interest Shareholder Loan(3)	—	—	—	133,814

(1)
The Variable Interest Shareholder Loans were forgiven on February 28, 2020 and are no longer outstanding as of June 30, 2020.

(2)
CPEC I and CPEC II were effectively eliminated on July 24, 2019 and are eliminated within the consolidated results of Mytheresa Group as of June 30, 2020.

(3)
Prior to the Reassignment in fiscal 2020, the Fixed Interest Shareholder Loans were treated as intercompany, with the related liability balances eliminated in consolidation.

21. Tax liabilities
Tax liabilities result from current income taxes. Mytheresa Group recognizes liabilities for potential tax risks on the basis of the best estimate of the liability.
Changes in Mytheresa Group’s tax liabilities were as follows:
	2018	2019	2020
(in € thousands)
Beginning of fiscal year	3,216	4,666	975
Additions	2,378	683	3,673
Releases	—	—	—
Utilizations	(928)	(4,374)	(795)
End of fiscal year	4,666	975	3,853
22. Provisions
Provisions consist of obligations resulting in an expected outflow of economic benefits and were non-current for each of the periods presented. Provisions consist of the following as of June 30, 2018, 2019 and 2020:
	Dismantling			Other			Total
(in € thousands)	2018	2019	2020	2018	2019	2020	2018	2019	2020
Beginning of fiscal year	731	721	737	47	60	45	778	781	782
Additions	15	16	34	25	—	43	40	16	77
Releases	(2)	—	(277)	—	(6)	—	(2)	(6)	(277)
Utilizations	(23)	—	—	(12)	(9)	—	(35)	(9)	—
End of fiscal year	721	737	494	60	45	88	781	782	582
Mytheresa Group leases its Corporate headquarters and central warehouse facility in Germany. Mytheresa Group recognizes a provision for expected dismantling costs to be incurred at the end of the respective lease terms for these two facilities based on external data sources and internal experience from past dismantling activities. A further dismantling provision was incurred in 2020 related to the new retail store.

23. Other liabilities
Other current liabilities consist of the following:
	As of June 30,
(in € thousands)	July 1, 2017	2018	2019	2020
Personnel-related liabilities	2,240	1,940	1,584	1,758
Customer returns	4,011	5,534	8,012	8,607
Accrued expenses	3,599	5,297	14,455	24,989
Other accrued expenses	261	156	222	78
Liabilities from sales tax	3,407	2,746	4,906	4,143
Other liabilities	2,448	5,211	2,133	6,553
	15,966	20,884	31,312	46,128
Other non-current liabilities consist of long-term employee incentive compensation agreements with managing directors of the Company and other senior management personnel pursuant to which a cash bonus will be paid upon achievement of specific revenue goals in the future.
24. Deferred income tax liabilities, net
The change in deferred income tax liabilities, net was recognized entirely as income tax expense during fiscal 2018, 2019 and fiscal 2020.
	Year ended June 30,
(in € thousands)	2018	2019	2020
Deferred tax liabilities, net
Beginning of fiscal year	(5,454)	(5,315)	(5,192)
Recognized through equity(1)	—	—	2,318
Recognized through profit or loss	139	123	1,744
End of fiscal year	(5,315)	(5,192)	(1,130)

(1)
Pertains to the contribution of the Variable Shareholder Loans. Refer to Note 2.2.

Mytheresa Group’s deferred tax balance for each of the years presented consist of the following as of June 30:
	2018		2019		2020
	Deferred tax		Deferred tax		Deferred tax
(in € thousands)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Intangible assets and goodwill	455	(4,333)	415	(4,333)	375	(4,333)
Property and equipment	167	—	—	—	—	—
Inventory	1,988	(1,872)	2,353	(2,538)	—	(1,722)
Receivables	—	(155)	—	(164)	—	(175)
Right-of-Use asset, contract asset and other assets	—	(7,228)	—	(6,253)	—	(7,335)
Lease liabilities, contract liabilities and other liabilities	7,545	(2,032)	7,306	(2,103)	10,531	(2,209)
Shareholder Loans					2,200
Provisions	200	(50)	206	(81)	136	—
Interest carry forward	—	—	—	—	1,400	—
Total Gross	10,355	(15,670)	10,280	(15,472)	14,643	(15,773)
Thereof non-current	6,234	(10,706)	5,399	(9,337)	8,797	9,626
Netting	(10,355)	10,355	(10,280)	10,280	(14,643)	14,643
Total net	—	(5,315)	—	(5,192)	—	(1,130)

No deferred tax asset has been recognized in relation to unused interest carryforwards in the amount of €17,704 thousand in fiscal 2020 (2019: €19,375 thousand, 2018: €15,406 thousand).
Additionally, no deferred tax asset has been recognized for unused tax loss carryforwards of €7,425 thousand and €9,564 thousand in fiscal 2018 and fiscal 2019, respectively (2020: €0). Following the Prior Restructuring Transactions, Mytheresa Group no longer has unused tax loss carryforwards.
25. Related party transactions
As of June 30, 2020, Mytheresa Group was a wholly owned subsidiary of MYT Intermediate Holding Co., USA. The ultimate parent of Mytheresa Group is MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) as of June 30, 2020.
a)
Related Parties transactions

As of June 30, 2020, Mytheresa Group was party to two Shareholder Loans with MYT Intermediate Holding Co., USA. Refer to Note 20 for further details regarding the Shareholder Loans.
As of June 30, 2020, Mytheresa Group had a receivable against Neiman Marcus Group, Inc., USA in an amount of €233 thousand and against Neiman Marcus Group Ltd. LLC, USA in an amount of €111 thousand. Further, Mytheresa Group had liabilities to Neiman Marcus Group, Inc., USA in an amount of €838 thousand and liabilities to Neiman Marcus Ltd. LLC, USA in an amount of €186 thousand (June 30, 2019: € 670 thousand; June 30, 2018: € 324 thousand, July 1, 2017: € 210 thousand). As there is a surplus of liabilities, no impairment losses were recognized on the respective receivables. These balances resulted from various intercompany charges.
b)
Key Management Personnel Compensation

Related persons as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of Mytheresa Group. The managing directors of the Company and MGG constitute related persons for Mytheresa Group, as the managing directors of MGG have the authority and responsibility for planning, directing and controlling Mytheresa Group´s operating activities.
Transaction Bonus Plan
During fiscal 2019, Mytheresa Group entered into the Transaction Bonus Plan (“TBP”) with managing directors of the Company, in addition to other members of management. The TBP is also open for service providers but during the reporting periods presented no service providers were party to the TBP. In the event of a sale of the majority of Mytheresa Group’s outstanding shares or assets, participants in the TBP may become eligible to receive a bonus payment. The total bonus payment amount is contingent on the potential sale proceeds. Upon leaving Mytheresa Group prior to a company sale, participants forfeit all participation rights under the TBP. Mytheresa Group accounts for the TBP as a cash-settled plan, in accordance with IFRS 2. As a sale of the Group was not probable as of June 30, 2020, no provisions or expenses were recognized. Under the terms of the plan, an initial public offering (“IPO”) does not constitute a sale.
Share-based Compensation
Certain managing directors of the Company participate in a share-based compensation plan sponsored by Mytheresa Group’s ultimate parent, MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA). These individuals received both stock options and restricted stock awards in MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA).
Stock Options—The outstanding stock options issued to certain managing directors of the Company, which were issued in 2014 and 2015, consist of time-vested awards and performance-based awards. Each option entitles the award holder to receive shares of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) for a specified exercise price, if the requisite vesting conditions are satisfied. Time vested options require the award holder to remain employed with the Company through a specified date (with limited exceptions). Performance-based stock options include non-market performance vesting conditions and are generally subject to continued service with the Company (with limited exceptions). If a managing director is terminated, MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) has the right to repurchase any unexercised portion of any options held by such managing director or any shares acquired by such managing director pursuant to the exercise of any options, provided that such right shall cease upon an IPO or other registration of Neiman Marcus’ shares.
For the time-vested stock options, Mytheresa Group only recognized expenses for employees expected to remain with the Company through retirement or registration of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) shares. No expense was recorded for outstanding performance-based awards during fiscal 2018, fiscal 2019 or fiscal 2020, because neither an IPO of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA), nor the performance vesting conditions were probable.
The exercise prices for outstanding time-vested stock options as of June 30, 2018 were between $500 and $1,074. The exercise prices for outstanding performance-based stock options as of June 30, 2018 were between $1,000 and $1,074. The exercise prices of the outstanding time-vested stock options and performance-based stock options at June 30, 2020 equal the weighted average exercise price.
In 2016, the exercise price of the Stock Options was decreased to $1,000 and in 2018 to $500 for some managers. The incremental fair value is recognized from the modification date until the end of the vesting period. The incremental fair value was measured by using the Black-Scholes option formula. The incremental fair value of the modification in 2018 was $33 per Stock Option.
Beneficiaries forfeit unvested awards in the event they leave the Company voluntarily.
Restricted Stock—Outstanding restricted stock awards held by certain managing directors of the Company were granted by MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) in October 2016. The awards vest in equal tranches annually over three years. Each vested restricted stock unit represents one share of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA), which the award holder receives on the vesting date. Beneficiaries have the right to sell vested restricted stock units to MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) at fair market value during specified time windows. Beneficiaries leaving the Company voluntarily forfeit the right to sell their vested restricted stock units, in addition to forfeiting all unvested awards. In the event of termination, MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) has the right to purchase all vested restricted stock units held by the award holder, provided that such right shall cease upon an IPO or other registration of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) shares. The purchase price is dependent on the reason of the termination.
Expense for restricted stock awards is recognized over the three-year vesting period based on the grant date fair value.
As Mytheresa Group has no obligation to settle the awards issued by MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA), it accounts for the stock option and restricted stock awards as equity-settled plans. Amounts recognized for stock options and restricted stock awards are as follows:
(in € thousands)	2018	2019	2020
Classified within capital reserve (beginning of year)	517	837	989
Expense related to:
Stock options	17	25	28
Restricted stock	303	127	37
Classified within capital reserve (end of year)	837	989	1,054
Stock based compensation grant activity consisted of the following during fiscal 2019 and fiscal 2020:

	Time-vested Options		Performance-based Options
	Options	Wtd. Average Exercise Price (USD)	Options	Wtd. Average Exercise Price (USD)	Restricted Stock
July 1, 2017	2,902	1,116	2,493	1,000	1,627
Options forfeited	(697)	1,000	(673)	1,000	(260)
Options exercised	—	n.a.	—	n.a.	(289)
June 30, 2018	2,205	500	1,820	1,000	1,078
Options forfeited	(200)	500	(200)	1,000	(65)
Options exercised	—	n.a.	—	n.a.	(621)
June 30, 2019	2,005	500	1,620	1,000	392
Options forfeited	—	n.a.	—	n.a.	—
Options exercised	—	n.a.	—	n.a.	(392)
June 30, 2020	2,005	500	1,620	1,000	—
Outside of the managing directors of the Company, selected other managers received time-vested stock options. In contrast to the time-vested stock options for key management, the stock options will only vest if the managers stay with Mytheresa Group through a specified date (subject to certain exceptions). If a selected manager is terminated, MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) has the right to repurchase any unexercised portion of any options held by such manager or any shares acquired by such manager pursuant to the exercise of any options, provided that such right shall cease upon an IPO or other registration of MYT Ultimate Parent LLC, USA (formerly Neiman Marcus Group, Inc., USA) shares. No expense was recorded for these stock-options in fiscal 2018, fiscal 2019 or fiscal 2020.
During fiscal 2020 the Company compensation of managing directors of the Company was €1,623 thousand (2019: €1,111 thousand, 2018: €1,795 thousand) for short term employee benefits and €65 thousand (2019: €152 thousand, 2018: €347 thousand) for share-based compensation. In addition, for certain members of management of Mytheresa Group a long-term incentive program was created under which a cash bonus will be paid upon achievement of specific revenue goals during the next years. In accordance with IAS 19, a liability is recorded in the consolidated financial statements for the expected payment under this plan. Expenses for this liability related to managing directors amounted to €1,340 thousand for fiscal 2020 (2019: €1,076 thousand, 2018: €615 thousand).
26. Financial instruments and financial risk management
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.
Financial instruments are as follows:

	July 1, 2017
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-current financial assets
Other assets	13	—	FVTPL	13	Level 2
Current financial assets
Trade and other receivables	3,686	—	Amortized cost	—	—
Cash and cash equivalents	18,393	—	Amortized cost	—	—
Other assets	5,518	2,097
thereof deposits	36	—	Amortized cost	—	—
thereof other financial assets	3,385	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Shareholder Loans	108,722	—	Amortized cost	113,511	Level 2
Lease liabilities	20,297	20,297	N/A	—	—
Other liabilities	—	—	Amortized cost	—	—
Current financial liabilities
Lease liabilities	3,803	3,803	N/A	—	—
Trade and other payables	22,442	—	Amortized cost	—	—
Other liabilities	15,966	9,507
thereof other financial liabilities	6,459	—	Amortized cost	—	—

	Year ended June 30, 2018
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-current financial assets
Other assets	65	—	FVTPL	65	Level 2
Current financial assets
Trade and other receivables	5,560	—	Amortized cost	—	—
Cash and cash equivalents	3,690	—	Amortized cost	—	—
Other assets	9,064	5,643
thereof deposits	36	—	Amortized cost	—	—
thereof other financial assets	3,385	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Shareholder Loans	114,208	—	Amortized cost	116,811	Level 2
Lease liabilities	18,344	18,344	N/A	—	—
Other liabilities	1,121	—	Amortized cost	—	—
Current financial liabilities
Lease liabilities	4,986	4,986	N/A	—	—
Trade and other payables	31,280	—	Amortized cost	—	—
Other liabilities	20,884	10,139
thereof other financial liabilities	10,745	—	Amortized cost	—	—

	Year ended June 30, 2019
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-current financial assets
Other assets	184	—	FVTPL	184	Level 2
Current financial assets
Trade and other receivables	5,648	—
thereof trade receivables	5,617	—	Amortized cost	—	—
thereof other receivables	31	—	Amortized cost	—	—
Cash and cash equivalents	2,120	—	Amortized cost	—	—
Other assets	8,440	7,232
thereof deposits	90	—	Amortized cost	—	—
thereof other financial assets	1,118	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Shareholder Loans	126,079	—	Amortized cost	131,168	Level 2
Lease liabilities	13,675	13,675	N/A	—	—
Other liabilities	3,515	—	Amortized cost	—	—
Current financial liabilities
Liabilities to banks	3,649	—	Amortized cost	—	—
Lease liabilities	4,689	4,689	N/A	—	—
Trade and other payables	29,413	—	Amortized cost	—	—
Other liabilities	31,312	21,167
thereof other financial liabilities	10,145	—	Amortized cost	—	—

Financial instruments as of June 30, 2020 is as follows:
	Year ended June 30, 2020
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Trade and other receivables	4,815	—	Amortized cost	—	—
Cash and cash equivalents	9,367	—	Amortized cost	—	—
Other assets	18,950	8,886
thereof deposits	1,805	—	Amortized cost	—	—
thereof other financial assets	8,259	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Shareholder Loans	191,194	—	Amortized cost	192,338	Level 2
Lease liabilities	13,928	13,928	N/A	—	—
Other liabilities	5,905	—	Amortized cost	—	—
Current financial liabilities
Liabilities to banks	10,000	—	Amortized cost	—	—
Lease liabilities	5,787	5,787	N/A	—	—
Trade and other payables	36,158	—	Amortized cost	—	—
Other liabilities	46,128	30,968
thereof other financial liabilities	15,160	—	Amortized cost	—	—
The carrying amounts of each of the measurement categories listed above and defined by IFRS 9 as of July 1, 2017, June 30, 2018, June 30, 2019 and as of June 30, 2020 are as follows:
	Year ended June 30,
	July 1, 2017	2018	2019	2020
(in € thousands)	Carrying amount	Carrying amount	Carrying amount	Carrying amount
Financial assets measured at Amortized cost (AC)	25,500	12,671	8,976	24,246
Financial assets measured at Fair Value through Profit or Loss	13	65	184	—
Financial liabilities measured at Amortized cost (AC)	137,021	152,580	175,304	245,545
Financial assets at fair value through profit or loss contain the bifurcated prepayment options from CPEC I and CPEC II convertible notes. The fair value of both instruments was calculated based on common option pricing formulas using market interest rates, volatilities on those rates and credit risk derived from a peer group. The valuation assumes thereby the advantageous of a cancellation of the loans and a refinancing with then applicable terms and conditions at each future date, for which the prepayment option can be exercised. As the fair value calculation is mainly based on observable data, it constitutes a level 2 fair value.
The fair value of Mytheresa Group’s non-current interest-bearing shareholder loans were calculated based on cash flows discounted by using market interest rates and credit risk derived from a peer group. As the fair value calculation is mainly based on observable market data, it constitutes a level 2 fair value.
Due to their nature, the carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their fair value.
There were no transfers between the different levels of the fair value hierarchy during fiscal 2018, fiscal 2019 and fiscal 2020. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.
Foreign exchange derivatives held only during the year were designated as hedging instruments, the effective fair value changes of which were recognized in separate retained earnings in equity. The development of the corresponding reserves is shown in the following table:
(in € thousands)	July 1, 2019	Additions	Reclassification	June 30, 2020
OCI 1	—	(1,863)	1,863	—
OCI 2	—	(597)	597	—
Net gains or losses
The table below shows the net gains and losses of financial instruments per measurement categories defined by IFRS 9:
	Year ended June 30,
(in € thousands)	2018	2019	2020
Financial assets measured at Amortized cost (AC)	17	—	—
Financial liabilities measured at Amortized cost (AC)	(4,290)	(13,439)	(12,988)
Financial assets and financial liabilities measured at fair value through profit or loss	84	32	2
Net gains and losses on financial assets measured at amortized cost mainly include changes in the loss allowance on trade receivables, currency translation differences and income from payments received on trade receivables, which were already written off. Net gains and losses on financial liabilities measured at amortized cost include gains and losses from interest expenses. Net gains and losses on financial assets and financial liabilities measured at fair value through profit or loss represent changes in fair value measurement.
Interest income and expenses
Interest expense is calculated by applying the effective interest rate to the gross carrying amount of liabilities measured at amortized cost (See Note 11).
Financial risk management
Mytheresa Group’s management has the overall responsibility to establish and oversee Mytheresa Group’s financial risk management. Mytheresa Group’s financial risk management policies are established to identify and analyze the risks faced by Mytheresa Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Mytheresa Group’s activities. Mytheresa Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.
Mytheresa Group has exposure to the following risks arising from financial instruments:
Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates or interest rates will affect Mytheresa Group’s income or the value of its financial instruments. Mytheresa Group manages its market risk on a centralized basis with the objectives of managing and controlling market risk exposures within acceptable parameters.
Currency risk
Currency risks exist in particular where trade receivables, trade payables, cash and cash equivalents and planned transactions are not or will not be denominated in Euro. Mytheresa Group generates net sales in several different currencies, mostly denominated in either Euro or U.S. Dollars. Furthermore, the two

Shareholder Loans are denominated in U.S. Dollars (Refer to Note 20). As a result, fluctuations in the exchange rates between Euro and U.S. Dollar may result in significant foreign exchange gains or losses.
Mytheresa Group economically hedges its net foreign currency exposure (excluding the Shareholder Loans), by entering into foreign exchange hedging transactions with a maximum duration of one year. Mytheresa Group initially applied hedge accounting to these transactions during fiscal 2020. As of July 1, 2017 and June 30, 2018, 2019, and 2020, Mytheresa Group has no derivatives outstanding.
The following tables show the impact to profit or loss if the foreign currencies (excluding Shareholder Loans) would increase or decrease against the Euro (foreign exchange sensitivity), based on the exposures in each currency as of the reporting date.
	Year ended June 30,
	2018		2019		2020
in € thousands	€ appreciation +10%	€ depreciation -10%	€ appreciation +10%	€ depreciation -10%	€ appreciation +10%	€ depreciation -10%
€ Sensitivity	15,874	(19,401)	14,565	(17,801)	16,678	(20,414)
Interest rate risk
Exposure to interest rate risk normally arises from variable interest-bearing financial instruments and the fair value measurement. A large portion of Mytheresa Group’s financing activities, in particular fixed rate Shareholder Loans and CPECs, are subject to fixed interest rates creating no cash flow risk on interest rate movements. Historically Mytheresa Group was exposed to movements in interest rates, as they had variable shareholder loans outstanding that were subject to movements in USD federal funds rates. These Variable Interest Shareholder Loans are no longer outstanding as of June 30, 2020. Financial assets are only affected in case of the bifurcated prepayment options of CPECs measured at fair value through profit or loss.
Although interest rate fluctuations would only affect Mytheresa Group’s profit or loss in case of floating rate liabilities and financial assets at FVTPL, the fair value of the group’s fixed interest rate financial instruments may also be affected. Mytheresa Group does not believe such effects pose significant risks as such instruments are not accounted for at fair value.
Liquidity risk
Liquidity risk is the risk that Mytheresa Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. Mytheresa Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables to ensure that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or creating other risks. Cash inflow from trade receivables are received usually within one week. Mid-to long-term payment terms with suppliers compensate for risks arising from financing of inventories. Mytheresa Group’s primary liquidity risk pertains to the Shareholder Loans, which are due in October 2025. Historically, Mytheresa Group had several other shareholder loans outstanding with were cancelled and no longer outstanding as a result of the Prior Restructuring Transactions.
In December 2019, the maturity date on the Shareholder Loans was extended to October 2025. Mytheresa Group also has two revolving credit facilities in place to balance monthly cash flow volatility. The following table details undiscounted contractually agreed future cash outflows from financial liabilities.

Maturity analysis of financial liabilities as of June 30, 2018:
	Year ended June 30, 2018
in € thousands	<1 year	1 - 5 years	> 5 years	Total	Carrying amount
Shareholder Loans	—	96,160	383,470	479,630	114,208
Trade and other payables	31,280	—	—	31,280	31,280
Other liabilities	20,884	1,121	—	22,005	22,005
Lease liabilities	5,711	17,662	2,184	25,557	23,330
Total	57,875	114,943	385,654	558,472	190,823
Maturity analysis of financial liabilities as of June 30, 2019:
	Year ended June 30, 2019
in € thousands	<1 year	1 - 5 years	> 5 years	Total	Carrying amount
Shareholder Loans	—	98,722	393,686	492,408	126,079
Trade and other payables	29,413	—	—	29,413	29,413
Other liabilities	31,312	3,515	—	34,827	34,827
Liabilities to banks	3,649	—	—	3,649	3,649
Lease liabilities	5,534	14,348	974	20,856	18,364
Total	69,908	116,585	394,660	581,153	212,332
Maturity analysis of financial liabilities as of June 30, 2020:
	Year ended June 30, 2020
in € thousands	<1 year	1 - 5 years	> 5 years	Total	Carrying amount
Shareholder Loans	—	—	252,045	252,045	191,194
Trade and other payables	36,158	—	—	36,158	36,158
Other liabilities	46,128	5,905	—	52,033	52,033
Liabilities to banks	10,000	—	—	10,000	10,000
Lease liabilities	6,517	14,866	—	21,383	19,715
Total	98,803	20,771	252,045	371,619	309,100
Credit risk
Credit risk is the risk of financial loss to Mytheresa Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk includes both the immediate default risk and the danger of a decline in the customer’s creditworthiness.
Mytheresa Group’s exposure to credit risk is limited, as the goods are not delivered until payment has been confirmed by the customer. Trade receivables are only generated via online and in-store sales, where customers pay the invoice amount by credit card or comparable payment medium. Due to these advanced payments, Mytheresa Group does not face significant credit risk related to its customers. Mytheresa Group also has no significant credit risk towards credit card companies, which only act as intermediaries for customer payment transactions. However, credit risk might occur in case of credit card fraud. Mytheresa Group has a team within its finance function, which is in charge of detecting early stage credit card fraud. Credit card fraud is considered objective evidence of impairment for which Mytheresa Group recognizes lifetime ECL.
Mytheresa Group is exposed to credit risk on cash and cash equivalents, which it monitors centrally. Mytheresa Group maintains its cash deposits at financial institutions with top credit ratings. The creditworthiness of these financial institutions is constantly monitored. Mytheresa Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of these financial institutions. As the loss allowance is immaterial, it was not recognized.
The following table provides the gross carrying amounts of cash and cash equivalents by ratings as of June 30, 2018, 2019 and 2020:
	Year ended June 30,
in € thousands	2018	2019	2020
Rating Class 1	591	1,057	8,416
Rating Class 2	2,792	934	880
Rating Class 3	307	129	71
The movement in the loss allowance for expected credit losses in respect to trade and other receivables during fiscal 2018, fiscal 2019 and fiscal 2020 was as follows:
	Year ended June 30,
in € thousands	2018	2019	2020
Beginning of fiscal year	29	46	46
Increase/decrease loss allowance during the period	17	—	—
Write-offs	—	—	—
End of fiscal year	46	46	46
Default risks from other financial instruments are immaterial. Therefore, no loss allowance was recognized for other financial instruments.
Capital risk management
Mytheresa Group’s objective when managing capital is to safeguard Mytheresa Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. Mytheresa Group is not subject to any externally imposed capital requirements.
27. Subsequent Events
The Company has evaluated its subsequent events through November 23, 2020, the date the financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the financial statements.
On January 12, 2021, the Company effected a 70,190.687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding. Accordingly, all share and per share amounts for all periods presented in these consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

MYT Netherlands Parent B.V.
Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income
(Amounts in € thousands, except share and per share data)
		Three months ended September 30,
(in € thousands)	Note	2019	2020
Net sales	6	99,112	126,359
Cost of sales, exclusive of depreciation and amortization	7	(52,766)	(67,678)
Gross profit		46,346	58,681
Shipping and payment cost		(13,141)	(14,833)
Marketing expenses		(15,816)	(17,441)
Selling, general and administrative expenses		(13,955)	(15,556)
Depreciation and amortization		(1,877)	(2,021)
Other expense, net		(40)	(621)
Operating income		1,517	8,209
Finance (expense) income, net		(9,373)	5,182
(Loss) income before income taxes		(7,856)	13,391
Income tax benefit (expense)		3,545	(3,762)
Net (loss) income		(4,311)	9,629
Cash Flow Hedge		(1,282)	871
Income Taxes related to Cash Flow Hedge		356	(242)
Other comprehensive (loss) income		(926)	629
Comprehensive (loss) income		(5,237)	10,258
Basic and diluted earnings per share	10	€(0.06)	€0.14
Weighted average ordinary shares outstanding (basic and diluted)		70,190,687	70,190,687
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MYT Netherlands Parent B.V.
Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in € thousands)
(in € thousands)	Note	June 30, 2020	September 30, 2020
Assets
Non-current assets
Intangible assets and goodwill		154,966	154,959
Property and equipment, net		9,570	9,772
Right-of-use assets		19,001	17,693
Total non-current assets		183,537	182,424
Current assets
Inventories		169,131	202,459
Trade and other receivables		4,815	5,785
Other assets		18,950	16,970
Cash and cash equivalents		9,367	5,900
Total current assets		202,263	231,114
Total assets		385,800	413,538
Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	8	91,008	91,015
Accumulated Deficit		(28,234)	(18,605)
Other comprehensive income	9	1,602	2,231
Total shareholders’ equity		64,377	74,642
Non-current liabilities
Shareholder Loans	8,9	191,194	185,376
Other liabilities		5,905	6,651
Tax liabilities		3,853	4,567
Provisions		582	711
Lease liabilities		13,928	12,602
Deferred tax liabilities, net		1,130	4,421
Total non-current liabilities		216,592	214,328
Current liabilities
Liabilities to banks	8	10,000	42,810
Lease liabilities		5,787	5,514
Contract liabilities		6,758	7,358
Trade and other payables		36,158	21,254
Other liabilities		46,128	47,632
Total current liabilities		104,831	124,568
Total liabilities		321,423	338,896
Total shareholders’ equity and liabilities		385,800	413,538
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.
Unaudited Condensed Consolidated Statements of Changes in Equity
(Amounts in € thousands)
(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2019	72	148,960	(34,584)	—	(3,128)	111,320
Net loss	—	—	(4,311)	—	—	(4,311)
Other comprehensive loss	—	—	—	(926)	3,716	2,790
Comprehensive loss	—	—	(4,311)	(926)	3,716	(1,521)
Legal Reorganization	(71)	36,252		—	—	36,181
Share-based compensation	—	29	—	—	—	29
Balance as of September 30, 2019	1	185,241	(38,895)	(926)	588	146,009
Balance as of July 1, 2020	1	91,008	(28,234)	—	1,602	64,377
Net income	—	—	9,629	—	—	9,629
Other comprehensive income	—	—	—	629	—	629
Comprehensive income	—	—	9,629	629	—	10,258
Share-based compensation	—	7	—	—		7
Balance as of September 30, 2020	1	91,015	(18,605)	629	1,602	74,642
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in € thousands)
		Three months ended September 30,
(in € thousands)	Note	2019	2020
Net (loss) income		(4,311)	9,629
Non-Cash items
Depreciation and amortization		1,877	2,021
Finance expense (income), net		9,373	(5,182)
Share-based compensation		29	7
Income tax (income) expense		(3,545)	3,762
Change in operating assets and liabilities
Increase in provisions		4	129
Increase in inventories		(16,939)	(33,328)
Decrease (increase) in trade and other receivables		3,662	(970)
Decrease in other assets		3,261	1,980
(Decrease) increase in other liabilities		(4,473)	2,879
Increase in contract liabilities		1,020	600
Decrease in trade and other payables		(11,293)	(14,905)
Income taxes paid		(661)	—
Net cash (outflow) from operating activities		(21,996)	(33,378)
Expenditure for property and equipment and intangible assets		(619)	(904)
Net cash (outflow) from investing activities		(619)	(904)
Interest paid		(589)	(547)
Proceeds from bank liabilities		29,000	37,810
Repayment of liabilities from banks		(2,057)	(5,000)
Lease payments		(1,227)	(1,429)
Net cash inflow from financing activities		25,127	30,834
Net increase (decrease) in cash and cash equivalents		2,512	(3,448)
Cash and cash equivalents at the beginning of the period		2,120	9,367
Effects of exchange rate changes on cash and cash equivalents		—	(19)
Cash and cash equivalents at end of the period		4,632	5,900
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.
Notes to the Condensed Consolidated Interim Financial Statements
(Amounts in € thousands, except share and per share data)
1.
Corporate information

MYT Netherlands Parent B.V. (the “Company”; together with its subsidiaries, the “Mytheresa Group”) is a private company with limited liability, incorporated under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is at Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the Dutch Chamber of Commerce under number 74988441.
Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates an e-commerce platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.
Except where the context otherwise requires or where otherwise indicated, references to the MYT Netherlands Parent B.V. or the Company includes the predecessor Mariposa I. S.à r.l. (“Mariposa I”).
The interim consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on November 23, 2020, except for the share split disclosed in Note 10 “Subsequent Events” as to which the date is January 15, 2021.
2.
Basis of preparation

These interim condensed consolidated financial statements as of and for the three months ended September 30, 2019 and 2020 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for fiscal 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).
Mytheresa Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.
The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is Mytheresa Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.
The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.
Fluctuations in the results of operations for the three months ended September 30, 2019 and 2020 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter since the business is worldwide.
3.
Impacts to the consolidated financial statements due to Covid-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was first identified, and in March 2020, the World Health Organization categorized COVID-19 as a pandemic. Public health efforts to mitigate the impact of the pandemic include government actions such as travel restrictions, limitations on public gatherings, shelter

MYT Netherlands Parent B.V.
Notes to the Condensed Consolidated Interim Financial Statements
(Amounts in € thousands, except share and per share data)
in place orders and mandatory closures. Although the pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other adverse effects from the pandemic.
To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers, or its in-house operations. In response to the pandemic and in coordination with local government requirements, Mytheresa Group temporarily closed certain corporate and administrative offices, including its corporate headquarters in Munich, with affected employees working remotely. These closures were limited to administrative offices and retail stores, with its warehouse and logistics functions remaining in operation throughout the pandemic. Mytheresa Group also implemented safe work and social distancing measures for all employees, including personnel in its central warehouse facility in Heimstetten, Germany.
The COVID-19 pandemic remains an evolving situation. Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners, which may interrupt its supply chain, impact future sales, and require other changes to our operations. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic. Management will continue to closely monitor the effects of the pandemic, including its impact on inventories and other significant estimates.
4.
Significant accounting policies

The accounting policies applied by Mytheresa Group in these interim condensed consolidated financial statements are the same as those applied by Mytheresa Group in its consolidated financial statements for the fiscal 2020, except for:
Income taxes
In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year. The effective tax rate is 45.11% for the three months ended September 30, 2019 and 28.1% for the three months ended September 30, 2020.
The main reason for the reduction of the average annual tax rate is a higher forecasted tax EBITDA for 2021, which is the basis for allowable interest expenses in a fiscal year. As a result, the interest expense of the current fiscal year is expected to be fully tax deductible. In addition, a part of the interest carryforward is also expected to be to be utilized in 2021.
5.
Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.
In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mytheresa Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal 2020.
6.
Segment and geographic information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how the CODM assesses the performance of the business. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments.

MYT Netherlands Parent B.V.
Notes to the Condensed Consolidated Interim Financial Statements
(Amounts in € thousands, except share and per share data)
During the first quarter of fiscal 2021, the Company implemented changes to its internal management reporting. Following the changes, the internal management reporting information used to monitor performance of the Company is presented in accordance with IFRS. In accordance with IFRS 8, the Company has restated its segment results for the three months ended September 2019 on a basis consistent with the revised internal management reporting.
Previously, internal management reporting differed from figures reported under IFRS, due primarily to the timing of revenue recognition, which was based on shipment date for management reporting purposes, as well as the usage of a fixed foreign currency exchange rate for each fiscal year.
Assets are not allocated to the different business segments for internal reporting purposes.
The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.
EBITDA on segment level is defined as operating income excluding depreciation and amortization.
	September 30, 2019
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	95,386	3,726	99,112	—	99,112
EBITDA	2,872	698	3,570	(176)	3,394
Depreciation and amortization					(1,877)
Finance expenses, net					(9,373)
Income tax benefit					3,545
Net income					(4,311)

	September 30, 2020
(in € thousands)	Online	Retail Store	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	123,288	3,071	126,359	—	126,359
EBITDA	9,828	667	10,495	(265)	10,230
Depreciation and amortization					(2,021)
Finance expenses, net					5,182
Income tax expense					(3,762)
Net income					9,629

(1)
Reconciliation relates to corporate administrative expenses, which have not been allocated to the online operations or the retail store, including €201 thousand related to IPO preparation and transaction costs during the three months ended September 30, 2020.

MYT Netherlands Parent B.V.
Notes to the Condensed Consolidated Interim Financial Statements
(Amounts in € thousands, except share and per share data)
Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery. The following table provides Mytheresa Group’s net sales by geographic location:
	For the three months ended September 30,
(in € thousands)	2019	2020
Germany	21,161	26,172
United States	10,766	15,254
Europe (excluding Germany)	30,833	42,537
Rest of the world	36,352	42,396
	99,112	126,359

(1)
No individual country other than Germany and the United States accounted for more than 10% of net sales.

No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.
7.
Cost of Sales, exclusive of depreciation and amortization (“cost of sales”)

During the three months ended September 30, 2019, inventory write-downs classified as cost of sales in the amount of €286 thousand were reversed, while inventory write-downs for the three months ended September 30, 2020 were incurred in the amount of €518 thousand.
8.
Related Party Transactions

a)
Related Parties Transactions

Shareholder Loans
During the three months ended September 30, 2019, Mytheresa Group was party to convertible preferred equity certificates, which eliminated in consolidation when MYT Netherlands Parent B.V. became the direct parent of Mariposa I S.à r.l. on July 24, 2019, as well as variable interest shareholder loans (collectively, the “Retired Shareholder Loans”), which were cancelled in February 2020 and are no longer outstanding. Mytheresa Group incurred interest expenses related to the Retired Shareholder Loans of €1,652 thousand during the three months ended September 30, 2019.
As of June 30, 2020 and September 30, 2020, Mytheresa Group’s long-term borrowings related to two US Dollar denominated loans from MYT Intermediate Holding Co. (the “Fixed Interest Shareholder Loans”). Prior to February 28, 2020, theses Fixed Interest Shareholder Loans were payable to MYT Netherlands Parent B.V or other companies within Mytheresa Group.
On February 28, 2020, these Fixed Interest Shareholder Loans were reassigned to MYT Intermediate Holding Co. with the related party liability remaining with MGG.

MYT Netherlands Parent B.V.
Notes to the Condensed Consolidated Interim Financial Statements
(Amounts in € thousands, except share and per share data)
During the three months ended September 30, 2020, Mytheresa Group incurred €2,673 thousand in interest expense. During the three months ended September 30, 2020 payments toward the Shareholder Loans in the amount of €744 thousand have been made. The shareholder loans are subordinated.
As at June 30, 2020 and September 2020, the loans had the following carrying amounts:
				Carrying amount as of,
(in € thousands)	Interest rate	Origination Date	Maturity	June 30, 2020	September 30, 2020
Shareholder Loans
Facility 1	6%	Oct. 9, 2014	Oct. 9, 2025	57,380	55,543
Facility 2	6%	Oct. 9, 2014	Oct. 9, 2025	133,814	129,833
As of September 30, 2020, the Fixed Interest Shareholder Loans mature on October 9, 2025, when Mytheresa Group will be required to pay all outstanding principal and accrued interest amounts. Under the terms of the Fixed Interest Shareholder Loan agreements, Mytheresa Group may prepay any outstanding principal or accrued interest amounts, in whole or in part, at any time without penalty. The Fixed Interest Shareholder Loans do not contain any financial covenants. As of September 30, 2020, MGG was in compliance with all non-financial covenants under the Fixed Interest Shareholder Loans.
b)
Key Management Personnel Compensation

Related persons as defined by IAS 24 are persons who, by virtue of their positions, are responsible for the operations of Mytheresa Group. The managing directors of the Company and MGG constitute related persons for Mytheresa Group, as the managing directors of MGG have the authority and responsibility for planning, directing and controlling Mytheresa Group´s operating activities.These individuals received compensation as follows:
	For the three months ended September 30,
(in € thousands)	2019	2020
Shared-based compensation	29	7
Other long-term employee benefits	561	745
Total	590	752
Share-based Compensation
Certain members of the Group’s Management Board participate in a share-based compensation plan sponsored by Mytheresa Group’s ultimate parent. These individuals received both stock options and restricted stock awards.
Amounts recognized for stock options and restricted stock awards are as follows:
	For the three months ended September 30,
(in € thousands)	2019	2020
Classified within capital reserve (beginning of year)	989	1,055
Expense related to:
Stock options	7	7
Restricted stock	22	—
Classified within capital reserve (end of year)	1,018	1,062

MYT Netherlands Parent B.V.
Notes to the Condensed Consolidated Interim Financial Statements
(Amounts in € thousands, except share and per share data)
Stock-based compensation grant activity consisted of the following during the three months ended September 30, 2019 and 2020:
	Time-vested Options	Wtd. Average Exercise Price (USD)		Performance-based Options	Wtd. Average Exercise Price (USD)		Restricted Stock
(in € thousands)	Options			Options
June 30, 2019	2,005		500	1,620		1,000	392
Options forfeited
Options exercised	—	N/A		—	N/A		—
September 30, 2019	2,005		500	1,620		1,000	392
June 30, 2020	2,005		500	1,620		1,000	—
Options forfeited
Options exercised	—	N/A		—	N/A		—
September 30, 2020	2,005		500	1,620		1,000	—
As Mytheresa Group has no obligation to settle the awards issued by the ultimate parent, it accounts for the stock option and restricted stock awards as equity-settled plans.
Outside of the Management Board, no other employees of Mytheresa Group received share-based compensation awards.

MYT Netherlands Parent B.V.
Notes to the Condensed Consolidated Interim Financial Statements
(Amounts in € thousands, except share and per share data)
9.
Financial instruments and financial risk management

Additional disclosures on financial instruments
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.
Financial instruments as of June 30, 2020 were as follows:
	Year ended June 30, 2020
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Trade and other receivables	4,815	—	Amortized cost	—	—
Cash and cash equivalents	9,367	—	Amortized cost	—	—
Other assets	18,950	8,886
thereof deposits	1,805	—	Amortized cost	—	—
thereof other financial assets	8,259	—	Amortized cost	—	—
Financial liabilities
Non-current financial liabilities
Shareholder Loans	191,194	—	Amortized cost	192,338	Level 2
Lease liabilities	13,928	13,928	N/A	—	—
Other liabilities	5,905	—	Amortized cost	—	—
Current financial liabilities
Liabilities to banks	10,000		Amortized cost	—	—
Lease liabilities	5,787	5,787	N/A	—	—
Trade and other payables	36,158	—	Amortized cost	—	—
Other liabilities	46,128	30,968
thereof other financial liabilities	15,160	—	Amortized cost	—	—

MYT Netherlands Parent B.V.
Notes to the Condensed Consolidated Interim Financial Statements
(Amounts in € thousands, except share and per share data)
Financial instruments as of September 30, 2020 were as follows:
	For the three months ended September 30, 2020
(in € thousands)	Carrying amount	No category in accordance with IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Current financial assets
Derivatives (Hedge Accounting)	871	—	N/A		Level 2
Financial liabilities
Non-current financial liabilities
Shareholder Loans	185,376	—	Amortized cost	194,792	Level 2
Current financial liabilities
Derivatives (Hedge Accounting)	—	—	N/A		Level 2
Due to their nature the carrying amounts of cash and cash equivalents, trade and other receivables, trade and other payables approximate their fair value.
The fair value of Mytheresa Group’s non-current interest-bearing shareholder loans were calculated based on cash flows discounted by using market interest rates and credit risk derived from a peer group. As the fair value calculation is mainly based on observable market data, it constitutes a level 2 fair value.
Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.
There were no transfers between the different levels of the fair value hierarchy as of June 30, 2020 and September 30, 2020. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.
As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.
As of September 30, 2020, Mytheresa Group has recorded €871 thousand in cash flow hedge reserve. Would hedge accounting not have been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of Other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to Mytheresa Group’s annual consolidated financial statements for the fiscal 2020.
Financial risk management
Mytheresa Group’s management has the overall responsibility to establish and oversee Mytheresa Group’s financial risk management. Mytheresa Group’s financial risk management policies are established to identify and analyze the risks faced by Mytheresa Group, to set appropriate risk limits and controls and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Mytheresa Group’s activities. Mytheresa Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.
Mytheresa Group has exposure to market risk, credit risk, and liquidity risk. The interim condensed consolidated financial statements do not include all financial risk information and disclosures required in the annual financial statements and should be read in conjunction with Mytheresa Group’s annual financial statements for the fiscal 2020.

MYT Netherlands Parent B.V.
Notes to the Condensed Consolidated Interim Financial Statements
(Amounts in € thousands, except share and per share data)
There have been no changes in Mytheresa Group’s risk management policies and practices since the previous fiscal year-end.
Mytheresa Group draws on its revolving credit facilities to finance inventory purchases as a result of seasonal volatility in its business. Liabilities to banks increased by €32,810 thousand to €42,810 thousand as of September 30, 2020.
Capital risk management
Mytheresa Group’s objective when managing capital is to safeguard Mytheresa Group’s ability to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. Mytheresa Group is not subject to any externally imposed capital requirements.
10.
Subsequent Events

For its condensed consolidated interim financial statements as of and for the three months ended September 30, 2020, Mytheresa Group has evaluated subsequent events through November 23, 2020, the date on which those condensed consolidated interim financial statements were available to be issued, and has concluded that there are no subsequent events requiring disclosure in the financial statements.
On January 12, 2021, the Company effected a 70,190.687 (with a nominal value per share of €0.000015) for one share split of its ordinary shares outstanding. Accordingly, all share and per share amounts for all periods presented in these condensed consolidated interim financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this share split.

•
15,647,059 ADSs
Morgan Stanley	J.P. Morgan
Credit Suisse	UBS Investment Bank
Jefferies	Cowen
Through and including                 , 2021 (25 days after the commencement of this offering), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not Required in the Prospectus
Item 6.   Indemnification of Directors and Officers
Members of our management and supervisory boards have the benefit of the following indemnification provisions in our articles of association:
Current and former management and supervisory board members shall be indemnified for all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person (including for any prior acts) by reason of the fact that such person was or is made or is threatened to be made a party or is otherwise involved in a proceeding by reason of the fact that he or she (or a legal entity for whom he or she) is or was a managing director or supervisory director.
There shall be no entitlement to indemnification as referred to above if and to the extent that:
•
a Dutch court or, in the event of arbitration, an arbitrator has established in a final and conclusive decision that such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his or her duty to us unless the court or, in the case of arbitration, the arbitrator shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification against such expenses which the court or arbitrator, as applicable, deem proper;

•
the costs or financial loss of the person concerned are covered by an insurance and the insurer has paid out the costs or financial loss (or indicated to do so); or

•
in relation to proceedings brought by a former management and supervisory board member against us, except for a proceeding which has been approved by the supervisory board.

Upon application of such supervisory director or managing director, we are required to pay, in advance of a final disposition of any such proceeding described above, expenses (including attorneys’ fees) incurred by a current or former supervisory director or current or former managing director in defending such proceeding, provided that we shall have received an undertaking by or on behalf of such current or former supervisory director or current or former managing director to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by us.
We also intend to enter into indemnification agreements with each of our management and supervisory board members and senior management upon the consummation of this offering.
We provide directors’ and officers’ liability insurance for the members of our Management and Supervisory Boards against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand our insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.
In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our Supervisory Board, the members of our Management Board and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.
Insofar as indemnification of liabilities arising under the Securities Act may be permitted to members of our Management Board, members of our Supervisory Board, executive officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 7.   Recent Sales of Unregistered Securities
None.

Item 8.   Exhibits
(a)
The following documents are filed as part of this registration statement:

1.1*	Form of Underwriting Agreement.
3.1*	Amended and Restated Memorandum and Articles of Association of the Registrant.
3.2*	Rules of Procedure of the Supervisory Board of the Registrant.
3.3*	Rules of Procedure of the Management Board of the Registrant.
4.1*	Form of Deposit Agreement among the Registrant, the depositary and holders and beneficial owners of American Depositary Shares issued thereunder.
4.2*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1).
5.1*	Opinion of Baker & McKenzie Amsterdam N.V., Dutch corporate counsel of the Registrant, as to the validity of the ordinary shares.
8.1*	Opinion of Baker & McKenzie LLP, U.S. tax counsel of the Registrant, as to U.S. tax matters.
8.2*	Opinion of Baker & McKenzie Partnerschaft von Rechtsanwälten und Steuerberatern mbB, German tax counsel to the Registration, as to German tax matters.
8.3*	Opinion of Baker & McKenzie Amsterdam N.V., Dutch tax counsel of the Registrant, as to Dutch tax matters.
10.1*	MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan.
21.1*	List of Subsidiaries.
23.1	Consent of KPMG AG Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm.
23.2*	Consent of Baker & McKenzie Amsterdam N.V. (included in Exhibit 5.1).
23.3*	Consent of Baker & McKenzie LLP (included in Exhibit 8.1).
23.4*	Consent of Baker & McKenzie Partnerschaft von Rechtsanwälten und Steuerberatern mbB (included in Exhibit 8.2).
23.5*	Consent of Baker & McKenzie Amsterdam N.V. (included in Exhibit 8.3).

24.1*	Powers of attorney of Michael Kliger, Martin Beer, Dennis Gies, Marjorie Lao, Cesare Ruggiero, Susan Gail Saideman and Sascha Zahnd.
24.2*	Powers of attorney of David B. Kaplan and Michaela Tod.
99.1*	Consent of Sebastian Dietzmann to be listed as a management board appointee.
99.2*	Consent of Gareth Locke to be listed as a management board appointee.
99.3*	Consent of Isabel May to be listed as a management board appointee.

*
Previously filed.

(b)
Financial Statement Schedules

None.
Item 9.   Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 6 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Munich, Germany on January 19, 2021.
MYT Netherlands Parent B.V.
By: /s/ Michael Kliger

Name: Michael Kliger
Title: Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on January 19, 2021 in the capacities indicated:
Signature	Title
/s/ Michael Kliger Michael Kliger	Chief Executive Officer and Management Board Member (principal executive officer)
* Dr. Martin Beer	Chief Financial Officer and Management Board Member (principal financial officer and principal accounting officer)
* Dennis Gies	Member of the Supervisory Board
* David B. Kaplan	Chairman of the Supervisory Board
* Marjorie Lao	Member of the Supervisory Board
* Cesare Ruggiero	Member of the Supervisory Board
* Susan Gail Saideman	Member of the Supervisory Board
* Michaela Tod	Member of the Supervisory Board
* Sascha Zahnd	Member of the Supervisory Board

*By:
/s/ Michael Kliger

Michael Kliger
Attorney-in--Fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of MYT Netherlands Parent B.V. has signed this registration statement on January 19, 2021.
By: /s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Sr. Vice President on behalf of Cogency Global, Inc.